Exhibit 99.3

Sterlite Industries (India) Limited
Well positioned through the cycle
Annual Report 2008-09

Our values
Entrepreneurship
We foster an entrepreneurial spirit throughout our businesses and value the ability to foresee business opportunities early in the cycle and act on them swiftly. Whether it be developing organic growth projects, making strategic acquisitions or creating entrepreneurs from within, we ensure an entrepreneurial spirit at the heart of our workplace.
Growth
We continue to deliver growth and generate significant value for our shareholders. Moreover, our organic growth pipeline is strong as we seek to continue to deliver significant growth for shareholders in the future. We have pursued growth across all our businesses and into new areas, always on the basis that value must be delivered.
Excellence
Achieving excellence in all that we do is our way of life. We strive to consistently deliver projects ahead of time at industry-leading costs of construction and within budget. We are constantly focused on achieving a top decile cost of production in each of our businesses. To achieve this, we follow a culture of best practice benchmarking.
Trust
The trust that our stakeholders place in us is key to our success. We recognise that we must responsibly deliver on the promises we make to earn that trust. We constantly strive to meet stakeholder expectations of us and deliver ahead of expectations.
Sustainability
We practice sustainability within the framework of well defined governance structures and policies and with the demonstrated commitment of our management and employees. We aim not only to minimise damage to the environment from our projects but to make a net positive impact on the environment wherever we work.

Overview
01	Corporate Information
02	Highlights
04	Sterlite at a glance
06	Chairman’s Statement
08	Company Overview

Operational Performance
10	Performance
12	— Copper
16	— Zinc and lead
20	— Aluminium
23	— Other businesses
24	Operational Performance

Financial Review
28	Financial Performance
30	Risks and Uncertainties

Sustainability
34	Sustainability Report
38	Corporate Social Responsibility (CSR)

Board of Directors
44	Board of Directors

Corporate Governance
46	Directors’ Report
50	Annexure-A
51	Form ‘A’
52	Form ‘B’
53	Annexure to the Directors’ report
54	Corporate Governance
63	Additional Shareholder Information
68	Certification by Whole-time Director & CFO and Chief Executive Officer of the Company
69	Certificate on Corporate Governance

Financial Statements
70	Auditors’ Report
71	Annexure to Auditors’ Report
74	Balance Sheet
75	Profit & Loss Account
76	Cash Flow Statement
78	Schedules forming part of the Balance Sheet
91	Schedules forming part of the Profit & Loss Account
94	Notes Forming Part of the Accounts
114	Statement Pursuant To Section 212 of The Companies Act, 1956 Relating to Subsidiary Companies
116	Balance Sheet Abstract and Company’s General Business Profile
117	Auditors’ Report on the Consolidated Financial Statements
118	Consolidated Balance Sheet
119	Consolidated Profit And Loss Account
121	Consolidated Cash Flow Statement
123	Schedules forming part of the Consolidated Balance Sheet
130	Schedules forming part of the Consolidated Profit and Loss Account
133	Notes Forming Part of the Consolidated Accounts

Our vision
To create a world class, diversified resources company with high quality assets, low cost production, providing superior returns to our shareholders.

01 Sterlite Industries (India) Limited Annual Report 2008-09
Corporate Information
Board of Directors
Mr. Anil Agarwal
Chairman
Mr. Navin Agarwal
Executive Vice-Chairman
Mr. Gautam Doshi
Mr. Berjis Desai
Mr. Sandeep Junnarkar
Mr. D.D.Jalan
Whole-time Director
Company Secretary
Mr. Narendra Mehra
Auditors
M/s. Chaturvedi & Shah
M/s. Deloitte Haskins & Sells
Registered Office
Sterlite Industries (India) Limited
SIPCOT Industrial Complex,
Madurai Bye Pass Road,
T V Puram P.O.,
Tuticorin — 628 002,
Tamil Nadu,
India
Corporate Office
Vedanta
75 Nehru Road,
Vile Parle (E),
Mumbai — 400 099.
Transfer Agents
Karvy Computershare Private Limited
Plot No 17 — 24, Vittal Rao Nagar,
Cyberabad, Madhapur,
Hyderabad — 500 081

Phone:	040 23420815 — 824,
Fax:	040 23420814
E-mail:	mailmanager@karvy.com,
einward.ris@karvy.com
Bankers
ABN Amro Bank N.V.
Australia & New Zealand Banking Group Ltd.
Bank of India
Calyon Bank
CITI Bank
DBS Bank Ltd.
Deutsche Bank AG
HDFC Bank Ltd.
ICICI Bank Ltd.
IDBI Bank Ltd.
JP Morgan Chase Bank
Standard Chartered Bank
State Bank of India
Syndicate Bank
The Hongkong and Shanghai — Banking
Corporation Ltd

02 Sterlite Industries (India) Limited Annual Report 2008-09
Highlight
Financials
•	Rs. 21,144 crore Consolidated turnover for 2008-09

•	Rs. 6,858 crore EBITDA for 2008-09

•	Rs. 4,961 crore PAT for 2008-09

•	Rs. 49.96 Consolidated EPS for 2008-09

•	Strong Balance Sheet with Shareholders’ fund base of Rs. 25,613 crore & Cash and Liquid investment of Rs. 19,287 crore.
Copper
•	312,833 MT Cathode Production

•	198,455 MT Highest ever Domestic Sales
Zinc-Lead
•	Highest ever annual saleable metal production of 551,724 tonnes of Zinc, 60,323 tonnes of Lead and 105 tonnes of Silver

•	Stable operating costs despite sector-wide price pressures

•	Projects on course to become an integrated producer of 1 million tonnes of Zinc-Lead metal

•	Hindustan Zinc ranked amongst the top 25 companies declared as Hewitt Best Employer in Asia — 2009; Hindustan Zinc was also ranked #2 Best Employer in India — 2009
Aluminium
•	356,781 MT Aluminium production

•	356,513 MT Aluminium sales

•	Construction work on the 325,000 MT Aluminium smelter and 1,200 MW Captive Power plant commenced
Commercial Energy
•	Work on 2,400 MW (4*600 MW) Coal based Power Plant at Jharsuguda is progressing well for progressive commissioning from late 2009

03 Sterlite Industries (India) Limited Annual Report 2008-09
Consolidated performance
Standalone performance

04 Sterlite Industries (India) Limited Annual Report 2008-09
Sterlite at a glance
Our principal operations are located in India, where we have a substantial market share in each of our main metals: aluminium, copper, zinc and lead. We also operate a Copper mine in Austrailia.
Group structure
Note: Percentage shareholding as of 31 March 2009.

*	Listed on the Bombay Stock Exchange, National Stock Exchange of India and New York Stock Exchange.

**	Listed on the Bombay Stock Exchange and National Stock Exchange of India.

05 Sterlite Industries (India) Limited Annual Report 2008-09

■	Aluminium
■	Copper
■	Zinc
■	Power
■	Projects under development
(	Captive power plant

01	Debari smelter
02	Chanderiya smelters
03	Rampura-Agucha mine
04	Rajpura Dariba and Zawar mine
05	Sindesar Khurd mine
06	Silvassa refinery
07	Tuticorin smelter and refinery
08	Vizag smelter
09	Lanjigarh mine and refinery (VAL)
10	Jharsuguda Aluminium (VAL) and Commercial Power project
11	Korba smelter
12	Mt. Lyell mine
The maps are not to scale.

06 Sterlite Industries (India) Limited Annual Report 2008-09
Chairman’s Statement
“We are exceptionally well positioned in these uncertain times due to our strong balance sheet, low cost operations, strong organic growth pipeline and track record of delivering capital projects at benchmark low costs and timelines.”
I have great pleasure in reporting another strong year for Sterlite and second as a NYSE listed company. We reported consolidated revenues of Rs. 21,144 crore, EBITDA of Rs. 6,858 crore and Profit after tax of Rs. 4,961 crore, despite a sharp deterioration in the commodity prices and the economic environment.
I am delighted to report that we are exceptionally well positioned in these uncertain times due to our strong balance sheet, low cost operations, strong organic growth pipeline and track record of delivering capital projects at benchmark low costs and timelines. This provides the foundation for delivering profitable growth and creating long term shareholder value.
Delivering operational efficiencies and growth opportunities
We remained focused on achieving productivity enhancements and operating efficiencies to ensure we retain our competitive advantage as one of the lowest cost producers of our commodities.
The commissioning of new Zinc smelter at Chanderiya and de-bottle-necking projects, with better recoveries delivered higher output at our Zinc business with low operating cost, a result of increased volumes, operational efficiencies and better sulphuric acid realisations. We made excellent progress towards delivering industry leading organic growth by successfully commissioned the zinc concentrator at Rampura Agucha during the year. In pursuit of our strategy to achieve sustainable growth we have successfully added significant reserves at our Zinc business.
Well positioned through the cycle
The inherent strength of our sustainable low cost operations ensures we are well positioned in a period of difficult economic conditions and commodity prices.

07 Sterlite Industries (India) Limited Annual Report 2008-09
We have responded decisively and promptly to current market conditions, temporarily shutting down a part of the BALCO I smelter. We have sold surplus power at attractive rates and optimised returns. We also reviewed our capital expenditure programme and significantly reduced the total spend for our growth projects, on account of savings and deferrals. Finally, working capital initiatives have enhanced free cash flow in the period. These initiatives, together with our growth programme, ensure we are also well positioned to deliver superior shareholder returns when commodity prices recover.
Strong Financial position
Over the years, we have consistently generated strong free cash flow. The net cash as at 31 March 2009 was Rs. 12,274 crore. We have also taken several tax saving initiatives during the year to bring down the effective income tax rates significantly.
Dividend
The Board of Directors has recommended a dividend of 175% (Rs. 3.5/- per equity share of Rs. 2/- each) for the financial year 2008-09.
ASARCO acquisition
To leverage our existing skills and look for additional investment opportunities, we entered into an agreement in March 2009 with Asarco LLC, the third largest copper producer in the United States of America, to purchase substantially all of its operating assets for a renegotiated purchase consideration of US$1.7 billion. Following approval, this transaction will create long term value for our shareholders.
Changes to the Board
I would like to take this opportunity to express my gratitude to Mr. Ishwarlal Patwari who passed away on 8 July 2008. I would also like to express my gratitude to Mr. Kuldip Kumar Kaura, who ceased to be the Managing Director and Chief Executive Officer of the Company on 1 October 2008, for his exceptional contribution to the Company.
Mr. D.D. Jalan has been appointed as a Whole Time Director of the Company effective from 24 December 2008. Mr. Dwarka Prasad Agarwal and Mr. Tarun Jain ceased to be Directors of the Company effective from 31 March 2009.
Sustainable development
Sustainable development is a key element of how we conduct our activities, and we believe that businesses play an important role in tackling and driving sustainability and climate change challenges. Our focus in this area reflects our determination to pursue value-creating projects for our shareholders that also effectively address our environmental, social, health and safety opportunities and risks. We are undertaking a process to ensure that our key stakeholders understand our approach and performance in this important area. We intend over the coming months to develop this process, and to continue our efforts to actively engage with our stakeholders, concerning this integral aspect of our business philosophy.
People
In a business like ours, people are at the centre of our operations and are key to achieving our objectives. Our performance and results speak of the outstanding people we have across our organisation. It is because of them that we have come a long way in a short time. On behalf of the Board, I am thankful to all of them for their continuing support and efforts. We remain committed to provide a safe and supportive work environment for all. Being a truly global organisation the group can offer exciting growth opportunities for all our employees.
Outlook
The current economic environment has resulted in depressed commodity prices and an uncertain demand outlook for our industry. We have responded decisively to current market conditions and remain very well placed to prosper through the commodity cycle. We have a strong balance sheet and liquidity. In the short term, we remain focused on reducing our cost of production, delivering our organic growth programme on time and at benchmark low capital costs and generating strong free cash flow.
Anil Agarwal
Chairman
28 April 2009

08 Sterlite Industries (India) Limited Annual Report 2008-09
Company Overview
In addition to our three primary businesses of copper, zinc and lead, and aluminium, we are also developing a commercial power generation business in India that leverages our experience in building and managing captive power plants used to support our primary businesses.
With consolidated revenues of Rs. 21,144 crore, Sterlite is one of India’s largest non-ferrous metals and mining company. We are one of the two custom copper smelters in India, with a 45.7% primary market share by production volume in India in fiscal 2009, the leading and only integrated zinc producer with a 79.0% market share by production volume of the Indian zinc market in fiscal 2009, and one of the five primary producers of aluminium with a 28.0% primary market share by production volume in India in fiscal 2009.
Our Goal:
To create a globally respected, world-class metals and mining company that generates consistently strong financial returns for its shareholders.
Copper
Sterlite is one of the leading copper producer in India. The copper business comprises smelting and processing of copper and production of its by-products. Our operations include a smelter, refinery, phosphoric acid plant, sulphuric acid plant, dore plant and copper rod plant at Tuticorin in the state of Tamil Nadu in southern India; and a refinery and two copper rod plants at Silvassa in the Union territory of Dadra and Nagar Haveli in western India, as well as a precious metal refinery at Fujairah in the UAE. In addition, we own the Mt. Lyell copper mine at Tasmania in Australia, which provides around 8% of our copper concentrate requirements at Sterlite. In 2008-09, we produced 312,833 tonnes of copper.
Zinc and Lead
Our majority-owned subsidiary, Hindustan Zinc Limited (HZL) is India’s only fully integrated zinc producer with a 79.0% market share by production volume of the Indian zinc market in fiscal 2009.
HZL was the world’s third largest zinc mining company in 2008 based on zinc mine production and is also one of the top ten lead mining companies by production volume worldwide. HZL’s Rampura Agucha mine was the largest lead-zinc mine in the world in terms of contained zinc deposits on a production basis and the fourth largest on a reserve basis. HZL was in the lowest cost quartile in terms of all zinc mining operations worldwide in 2008, the fourth largest producer of zinc worldwide and the largest integrated producer of zinc worldwide based on production volumes in 2008. In addition, HZL’s new Chanderiya hydrometallurgical zinc smelter was the third largest smelter on a production basis worldwide in 2008. We have a 64.9% ownership interest in HZL, with the remainder owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). HZL’s operations include four lead-zinc mines, three zinc smelters, one lead smelter, one lead-zinc smelter, three sulphuric acid plants, one silver refinery, and captive power plants at our Chanderiya and Debari facilities in Northwest India, one zinc smelter and a sulphuric acid plant at our Vizag facility in Southeast India and one zinc ingot melting and casting plant at Haridwar in North India.
In 2008-09, HZL produced 612,047 tonnes of refined metal — up by 26% over the previous year. Refined zinc production was up by 29% to 551,724 tonnes; and refined lead increased by 4% to 60,323 tonnes. In mining, HZL’s combined reserve and resources position (net of depletion) stood at 272 million tonnes as on 31 March 2009 — up by 39.7 million tonnes over the previous year. The company mined 6.7 million tonnes of ore during 2008-09 — an increase of 17% over the previous year.
Aluminium
Located in Korba in the state of Chhattisgarh in central India, our majority owned subsidiary, Bharat Aluminium Company Limited (BALCO), in which we have a 51.0% ownership interest, is one of the five primary producers of aluminium in India and had a 28.0% primary market share by production volume in India in fiscal 2009.
BALCO’s partially integrated operations include two bauxite mines, captive power plants and refining, smelting and fabrication facilities at our Korba facility in Central India. In 2008-09, BALCO produced 356,781 MT of Aluminium.
In order to enhance aluminium production capacity to 1.0 million tonnes, BALCO entered into a memorandum of understanding with the State Government of Chhattisgarh on 8 August 2007, for a potential investment to build an aluminium smelter with a capacity of 650,000 tpa at Chhattisgarh. BALCO has commenced the implementation process of the first phase of expansion for setting up a 325,000 tpa aluminium smelter which uses pre-baked technology from the Guiyang Aluminium — Magnesium Design & Research Institute, or GAMI, of China. The first production stream from the 325,000 tpa aluminium smelter is expected in October 2010 and the target date of completion is by September 2011. In addition, BALCO is building a 1,200 MW coal-based captive power plant in Chhattisgarh. The first phase of the power plant is expected to be commissioned by June 2010 and the second phase is expected to be completed by September 2011.
In addition, we have interests and plans in the following businesses:

09 Sterlite Industries (India) Limited Annual Report 2008-09
Vedanta Aluminium Limited (VAL)
We are expanding our aluminium business through Vedanta Aluminium. We hold a 29.5% minority interest in Vedanta Aluminium, a 70.5%-owned subsidiary of Vedanta Resources plc.
Vedanta Aluminium is intended to be a fully integrated alumina and aluminium producer with a 1.4 million tpa, alumina refinery at Lanjigarh in the State of Orissa in Eastern India, with an associated 75 MW captive power plant, expandable to 90 MW. In March 2007, Vedanta Aluminium began the progressive commissioning of the 1.4 million tpa greenfield alumina refinery. The Lanjigarh alumina refinery started production from a single stream operation and produced 585,597 tonnes of alumina in fiscal 2009. The second production stream of the Lanjigarh alumina refinery was commissioned in April 2009.
Further, Vedanta Aluminium is expanding its alumina refining capacity at the Lanjigarh refinery from 1.4 million tpa to 2.0 million tpa through debottlenecking, which is expected to be completed by March 2010, and from 2.0 million tpa to 5.0 million tpa by constructing a second 3.0 million tpa refinery with an associated 210 MW coal-based captive power plant, which are expected to be commissioned by mid-2011.
In addition, Vedanta Aluminium is building a greenfield 500,000 tpa aluminium smelter, together with an associated 1,215 MW coal-based captive power plant, in Jharsuguda in the State of Orissa. The project will be implemented in two phases of 250,000 tpa each. Commissioning of the first phase commenced in May 2008, six months ahead of schedule, and was fully commissioned in May 2009. The second phase is expected to be progressively commissioned from June 2009 through the end of fiscal 2010. The commissioning of the captive power plant units is scheduled to meet the power requirements of the new Jharsuguda smelter and all other power requirements of the facility.
Vedanta Aluminium is also setting up another 1,250,000 tpa aluminium smelter in Jharsuguda which is expected to be progressively commissioned from March 2010 and to be completed by September 2012.
Commercial Energy Business
We have been building and managing captive power plants since 1997. Our wholly-owned subsidiary Sterlite Energy is building a 2,400 MW thermal coal-based power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa. The project is expected to be progressively commissioned starting in December 2009.
In addition, in July 2008, Sterlite Energy was awarded the tender for a project to build a 1,980 MW thermal coal-based commercial power plant at Talwandi Sabo, in the State of Punjab, India, by the Government of Punjab. The project is expected to be completed in April 2013.
Our commercial power generation business also includes the 123.2 MW of wind power plants commissioned by our 64.9%-owned subsidiary HZL and any additional wind power plants that HZL may commission as part of the 300 MW of wind power plants approved by HZL’s board of directors. Our power business is still under development, and we expect to have meaningful operating results for our commercial power generation business segment in financial year 2010, when Sterlite Energy’s first power project is expected to begin commissioning.

10 Sterlite Industries (India) Limited Annual Report 2008-09
Performance
With consolidated revenues of Rs. 21,144 crore, Sterlite Industries (India) Limited (“Sterlite” or “the Company’) is one of India’s largest nonferrous metals and mining enterprise. In addition to our three primary businesses of copper, zinc and lead, and aluminium, we are also developing a commercial power generation business in India that leverages our experience in building and managing captive power plants used to support our primary businesses.
This Management Discussion and Analysis begins with the Market overview; then analyses each of the businesses; moves on to details on financial performance, risks and internal control measures and concludes with sustainable development initiatives.
Market Overview
A majority of the metal production from our Indian operations is sold in the Indian market — about 66% presently and the rest is exported to growing countries in proximity to our operations, such as Far East, South East Asia, Middle East, China, Africa and Europe. We produce globally required commodities and our focus on target markets is largely driven by optimisation of freight cost, market size and growth potential. The locations of our plants provide us with easy access and the advantage of low freight cost to the fastest growing markets including India, the home market for our Indian operations.

11 Sterlite Industries (India) Limited Annual Report 2008-09
India
India’s GDP in FY2009 was 6.7% and a growth in GDP of 7% is expected in FY 2010. The acceleration of growth in recent years was driven by favourable domestic structural factors coupled with strong foreign capital inflows and global cyclical uplift. The structural foundation of India’s economic growth remains intact. The sharp acceleration in infrastructure spending has been a key driver of elevated GDP growth in recent years.
While India has become more integrated with the rest of the world, its export-to-GDP ratio remains lower than those of other Asian countries. India’s total exports account for around 20%-22% of GDP compared with anywhere between 40%-60% for other Asian economies including China, Korea and Taiwan. India is therefore less exposed to the slump in external demand. The 11th Five Year plan of the Government of India provides for a total infrastructure spend of nearly $500 billion in several areas including power, roads, railways and telecom. India’s per capita metal consumption is comparatively much lower than developed countries and coupled with a huge infrastructure spend plan indicate a strong growth potential.
We believe these positive factors will enable us to continue to sell a majority of our metal production in India.

12 Sterlite Industries (India) Limited Annual Report 2008-09
Performance continued
Copper
The copper business comprises smelting and processing of copper and production of its by-products. Our operations include a smelter, refinery, phosphoric acid plant, sulphuric acid plant, dore plant, captive power plants and copper rod plant at Tuticorin in the state of Tamil Nadu in southern India; and a refinery and two copper rod plants at Silvassa in the Union territory of Dadra and Nagar Haveli in western India, as well as a precious metal refinery at Fujairah in the UAE. In addition, we own the Mt. Lyell copper mine at Tasmania in Australia, which provides around 8% of our copper concentrate requirements at Sterlite.
Demand and Markets
Copper is a non-magnetic, reddish-colored metal with a high electrical and thermal conductivity (among pure metals at room temperature, only silver has a higher electrical conductivity), high tensile strength and resistance to corrosion.
Copper consumption has three main product groups: copper wire rods, copper alloy products and other copper products. The predominant intermediate use of copper has been the production of copper wire rods, which accounted for approximately half of total copper production in 2007. Copper rods are used in wire and cable products such as energy cables, building wires and magnet wires. Copper alloy products were the next largest users of copper in 2007, followed by other copper products, which include non-electrical applications such as tubes for air conditioners and refrigerators, foils for printed circuit boards and other industrial and consumer applications.
In the global copper consumer market in 2008, the construction segment accounted for 35% of copper consumption, followed by the electronic products segment (32%), the industrial machinery segment (12%), the transportation equipment segment (11%) and the consumer products segment (10%).
Global copper consumption was 18.0Mt in CY2008, expected to decrease 4.4% to 17.2Mt in CY2009. The increase in copper consumption in CY2009 is expected to be driven mainly by China and other Asian countries and more than offset by mature copper consuming regions which are expected to show either minimal or negative growth in demand during this period. Chinese demand growth is expected to be ~5% with Western World demand contracting almost 8-9% year on year.
On the supply side, global refined copper production (including production from scrap) was 18.4Mt in CY2008 and it is expected that production capability will reach 19.2Mt in CY2009, up 3.7%. The industry has responded well to the sharp fall in the copper price by ramping down the marginal cost operations, both mines and smelters.
China is the largest producer of refined copper with a global market share of 20.6% in 2008, followed by Chile (16.7%), Japan (8.4%) and the USA (7.1%). Countries comprising the Russia and the CIS accounted for 32% of the overall market.
From 2005 to 2008, consumption in the Indian primary copper market increased at a compound annual growth rate of 14.3%. The consumption by the electronics and power segments witnessed growth at a compound annual growth rate of 3.3% during fiscal years 2002 to 2008. The total domestic demand for primary copper is estimated to have increased from 415,000 tonnes in 2005 to 598,000 tonnes in 2008, a compound annual growth rate of 12.9% over three years. In addition, the demand for copper in India is expected to grow from 598,000 tonnes in 2008 to 1.2 million tonnes in 2020, representing a compound annual growth rate of 5.8%.
The Indian market outlook is expected to remain positive, with strong growth in key user segments such as power, construction and engineering. Domestic consumption is expected to marginally decrease by 2% from 2008 to 2009 and then increase by 4.5% from 2009 to 2010, primarily driven by rising living standards and the development of the domestic power sector. Growing industrialization and regulatory reforms are attracting huge investments to the power sector and the transmission and distribution segments. Increased residential and infrastructure development is also expected to generate demand for copper. Growth in domestic copper demand is expected to be lower than the historical averages, largely on account of negative growth in the telecom cable segment which continues to suffer from increasing penetration of the cellular telecommunication industry and low prices of optic fibers in the international markets.
Copper Stocks and Prices
During 2008, some 950,000 tonnes of mine production was lost due to disruptions in supply. Even so, the growth in refined copper production exceeded that of refined copper consumption. Consequently, inventories rose marginally from 42 days in 2007 to 48 days in 2008. Cash LME Prices of Copper decreasing from an average US$7,124 per tonne (US$3.23 per lb) in 2007 to average US$6,966 per tonne (US$3.16 per lb) in 2008 and further dropped to $4,035 per tonne as of March, 2009. (See Chart 1)

13 Sterlite Industries (India) Limited Annual Report 2008-09
In 2008, overall stocks reached 48 days of consumption, which is still significantly below the ‘normal’ level of 60-65 days. This is more or less a balanced market with, if anything, a relatively tight supply-demand position than what was historically the case.
Production Performance
Sterlite is the leading copper producer in India. Our copper business comprises three major operations: smelting of copper, refining of copper and processing of its by-products. Our copper operations include a smelter, refinery, phosphoric acid plant, sulphuric acid plant, dore plant, captive power plant and copper rod plant at Tuticorin in the state of Tamil Nadu in southern India; a refinery and two copper rod plants at Silvassa in the Union territory of Dadra and Nagar Haveli in western India; a precious metal refinery at Fujairah in the UAE and the Mt. Lyell copper mine at Tasmania in Australia, which provides a small percentage of our copper concentrate requirements at Sterlite.
The performance of our copper business is given in Table 1.
Production of copper cathodes at our Indian operations was 312,833 tonnes in 2008-09, a decrease of 8% compared to 2007-08, primarily due to a planned maintenance shutdown for 26 days in May and June 2008 and an unplanned shut down due to damage in cooling tower in November 2008 at our Tuticorin smelter. The cooling tower is now repaired and restored to its normal operations from January 2009 onwards. Our production has been steadily ramping-up, and we shall achieve the rated capacity in 2009-10. The production of copper rods declined by 2% to 219,879 tonnes in 2008-09 as compared to the previous year.
Mined metal production at our Australian mine was 27,000 tonnes in 2008-09, compared to 28,000 in 2007-08. These mines supply approximately 8% of the total concentrate requirements of our Indian copper smelting operations.
Unit Costs
Unit conversion costs, which consist of costs of smelting and refining, have increased to 3.1 cents per lb in 2008-09, compared to 1.8 cents per lb in 2007-08.
The increase in cost of production was mainly on account of steep fall in by-products realization and higher fuel costs during the first half of 2008-09. Our focus on cost of production is relentless and with the help of various operational improvement activities like TPM, TQM, 5S Practices etc., there will be substantial improvements in the process and technical efficiency, which would drive down the costs.
Treatment Charges and Refining Charges (TC/RC)
2008-09 witnessed a tightening in the global concentrate market, mainly due to cutback in production of the second largest mine in the world combined with increased refining capacities and aggressive buying of concentrates in China. Spot markets were extremely firm at around US$60 per tonne of concentrate on account of TC, and US cent 6 per lb of copper for RC during fourth quarter of 2008-09.
Negotiations for the 2009 Annual Frame Contracts for concentrates have been completed and the benchmark TC/RC has been conclusively established at 75/7.5 (i.e. US$75 per tonne of concentrate for TC and US cent 7.5 per lb of copper for RC) with various improvements in the side terms such as quotation period, payment terms and gold/silver refining charges.
Table 1: Performance of Sterlite’s Copper Business

Particulars	2008-09	2007-08	% Change

Production volumes (‘000 tonnes)
— Mined metal content	27	28	(4)
— Cathodes	313	339	(8)
— Rods	220	225	(2)
Cash settlement prices (US$per tonne)	5,885	7,588	(22)
Unit costs (US cents per lb)	3.1	1.8	72
Realised TC/RCs* (US cents per lb)	12	16	(25)
Revenue (Rs. crore)	10,616	12,658	(16)
EBITDA (Rs. crore)	1,360	1,202	10
EBITDA Margin (%)	13	10
Operating profit (Rs. crore)	1,130	1,022	11

Note:

*	TC is treatment charges (in smelter); and RC is refining charges (in refining)

14 Sterlite Industries (India) Limited Annual Report 2008-09
Sterlite has concluded all its annual negotiations around similar levels with substantial improvements on side terms.
Even so, the concentrate market is expected to be in a state of deficit for next couple of years. This may result in further hardening of the TC/RC terms for the Company in the near term.
Sales: Copper
The Company’s efforts towards market development in India have paid dividend in terms of accelerating growth. Our domestic sale has increased by 26% to 198,455 tonnes in 2008-09 compared to previous year, and we accounted for 29% of the market in India. We also exported 114,114 tonnes of copper cathodes and copper rods, to our key overseas markets — the Middle East, China, Japan, Philippines and Thailand. We continue to develop a sizeable customer base for the export of copper rods.
Sales: By-Products
The Company has performed well in the sale of by-products and these have contributed significantly to the bottom line, as Table 2 shows.
Demand for sulphuric acid was particularly strong in the international market, especially from metal leaching industry. Sulphur supply and demand tightness had spurred up the prices of Sulphuric acid and Phosphoric acid to record levels. Sulphuric acid sales decreased by 16% to 513,306 tonnes in 2008-09. In spite of lower volume of sales, a 32% increase in unit value realisation lifted sulphuric acid revenue from Rs. 237 crore in 2007-08 to Rs. 261 crore in 2008-09. Similarly, the unit value realisation from phosphoric acid rose by 188% to an average of Rs. 72,828 per tonne during 2008-09. We took advantage of this to grow our revenues from phosphoric acid by 182% to Rs. 1,144 crore.
During the second half of the fiscal, Sulphur prices crashed from $830 PMT to $50 PMT, due to slow down in the fertilizers demand and demand from metal leaching. The Phosphoric acid prices rolled down from a record high of $2,310 PMT CFR India to $760 PMT CFR India by March 2009.
Table 2: Sales of By-Products

Particulars	2008-09	2007-08

Quantity sold
Phosphoric Acid Sales (tonne)	157,108	160,665
Sulphuric Acid Sales (tonne)	513,306	614,097
Gypsum Sales (tonne)	940,435	1,108,838

Realisation (Rs. per tonne)
Phosphoric Acid	72,828	25,287
Sulphuric Acid	5,091	3,862
Gypsum	647	520

Sales revenue (Rs. crore)
Phosphoric Acid	1,144	406
Sulphuric Acid	261	237
Gypsum	61	58

Financial Performance
Revenues from our copper business declined by 16% to Rs. 10,616 crore in 2008-09. The operating profits rose by 11% to Rs. 1,130 crore as compared to the previous year mainly on account of better by-product realisation.

15 Sterlite Industries (India) Limited Annual Report 2008-09
Case study
Sulphuric Acid Plant Cooling Tower Erection
Sulphuric Acid Plant cooling tower is one of the critical equipments of the plant, primarily used for supplying cooling water to Sulphuric acid plant for maintaining the acid temperatures and also in Gas cleaning Plant (GCP) heat exchangers.
In November 2008, four decks of the cooling tower collapsed and consequently brought the smelter to a halt. The initial time estimates to rebuild the cooling tower were 7-8 months. The cooling tower water flow is 11,000 m3. None of the suppliers were willing to supply for the total circulation rate in a short period of time.
The copper maintenance team took initiative to look for a model based on the operating factors.
The packaged cooling towers of smaller capacities of FRP material were available in the market with maximum capacity of 625 cum/hr circulation rate. An idea of separating cooling water requirements to the plant was then devised, whereby each small capacity cooling towers could be located nearer to the equipments, as plant does not have place to keep series of smaller cooling towers. Also laying piping to greater distances was a difficult and time consuming option. Based on this idea, three sets of packaged cooling towers were fixed 4,100 cum/hr for Gas cleaning plant and 1,875 cum/hr for Sulphuric acid plant I and also 1,850 cum/hr for Sulphuric acid plant II.
The procurement of these cooling towers was done within two weeks. Structural foundation and pedestals for these mobile cooling towers were made prior to the erection activities. Also structural materials, valves, piping materials, inclusive of cable, cable trays and MCC panel structures were arranged concurrently. Erection of the Cooling towers, MCC panels, Cable erection and cable tray erection were planned accordingly and the entire activities of 180 tonnes of structural fabrication and 2 Km of pipe line laying and also separate tanks for plant I and II was fabricated and erected within 15 days. Within 10 hrs of shutdown, these mobile cooling towers in GCP area, SAP-1 and 2 were dovetailed and the entire plant was taken on line without any trouble.
With this arrangement, a major disaster has been averted and the production started immediately within four weeks of the incident as compared to 15 to 20 weeks required in the normal course. The cooling towers are working satisfactorily.

16 Sterlite Industries (India) Limited Annual Report 2008-09
Performance continued
Zinc and lead
Our Zinc Business is operated by our subsidiary, Hindustan Zinc Limited (HZL), India’s leading and only integrated producer of Zinc and Lead. HZL’s fully-integrated zinc operations include four zinc-lead mines, three hydrometallurgical zinc smelters, one lead smelter, one lead-zinc smelter, three sulphuric acid plants and one silver refinery in the State of Rajasthan in Northwest India, one hydrometallurgical zinc smelter and one sulphuric acid plant in the State of Andhra Pradesh in Southeast India and one zinc ingot melting and casting plant at Haridwar in the State of Uttrakhand in North India. HZL’s mines supply all of its concentrate requirements and allow HZL to also export surplus zinc and lead concentrates.
In FY 2009, Hindustan Zinc has announced a list of new projects in mining, smelting and captive power plants to achieve the objective of producing one million tonnes of metal by 2010.
HZL is in the process of establishing:
•	two brown-field smelters which are expected to increase the production capacities of zinc and lead by approximately 210,000 tonnes and 100,000 tonnes, respectively, at Rajpura Dariba in the State of Rajasthan, both of which are expected to be completed by mid-2010;

•	setting up an associated captive power plant with a capacity of 160 MW at Rajpura Dariba, which is expected to be completed by mid-2010;

•	expanding ore production capacity at the Rampura Agucha mine from approximately 5.0 million tpa to 6.0 million tpa, which is scheduled for completion in mid-2010, and at the Sindesar Khurd mine from approximately 0.3 million tpa to 1.5 million tpa, which is scheduled to be progressively completed from mid-2010. The ramp portal connecting the Sindesar Khurd mine surface to the ore body has been completed and resources have been mobilized to achieve accelerated mine development;

•	Commencement of mining activity at the Kayar mine progressively from mid-2010, with the mine expected to have a production capacity of 360,000 tpa; and

•	increasing silver production from the current levels of approximately 105 tpa to approximately 500 tpa, primarily from the Sindesar Khurd mine where silver occurs at approximately 200 parts per million, or ppm.
Demand and Markets
The initial recession in the US and the subsequent fall in global manufacturing in Q2/Q3 CY2008 resulted in global zinc consumption falling to 11.2Mt in 2008. In CY2009, global consumption is forecast to contract further, falling by 5.4% to 10.6Mt.
Smelters have responded to deteriorating market conditions by exercising a degree of market discipline as they began to trim production by ramping down of high cost operations. Supply was 11.5Mt in CY2008 and is expected to reduce to 11.2Mt in CY2009.
During 2008, global refined zinc consumption fell by 2% to 11.2 million tonnes, driven principally by global economic slowdown and consequent collapse in manufacturing activities around the globe.
The most significant contraction occurred in world’s mature economies where consumption fell by 8.3% to 4.1 million tonnes. Zinc consumption in developing world (most notably India, Brazil and Russia)(excluding China) fell by an estimated 3.6% to 3.3 million tonnes in 2008. However, growth of 7.5% to 3.8 million tonnes in China ensured that zinc consumption in the developing world as a whole rose by 2.1% to 7.1 million tonnes.
As a consequence of the downturn, global consumption growth is expected to contract further in 2009 by 5.4% to 10.6 million tonnes and then rise by 2.3% to 10.8 million tonnes in 2010.However, zinc consumption in India is still expected to manage a growth of 1.5% and 1.1% in 2009 and 2010 respectively, primarily due to Indian government’s investments in infrastructure, which will be supportive of zinc consumption.
Further the combination of stronger economic growth and subsequent restocking of zinc inventories will compensate for the current downturn resulting in accelerating average growth to 6.5% p.a. in 2011 and 2012. The expected average growth (for the period 2012-2020) is 3.7% p.a. and global consumption will start increasing from 2010 and expected to rise to 16 million tonnes by 2020.
Global zinc mine production was 11.5 million tonnes in 2008 an increase of 5.2% over prior year and estimated to be 11.4 million tonnes in 2009. Global recession, credit crunch and falling metal prices initiated a trend amongst mines since mid 2008 to reduce output in order to preserve ore resources for future higher prices. Thirty eight zinc producing mines reduced output or were placed on care and maintenance between August 2008 and March 2009.
Consumption of refined zinc in India reached 479,000 tonnes in 2008, a marginal increase of 2.0% from the previous year. The principal use of zinc in the Indian market is in the galvanizing sector, which currently accounts for an estimated 70% of total consumption. With expected infrastructure development

17 Sterlite Industries (India) Limited Annual Report 2008-09
such as roads, irrigation, construction, oil and gas and ports, there is expected to be increased demand for steel, thus providing significant opportunities for zinc in India.
The Indian market outlook is expected to remain positive, with strong growth in key user segments such as sheet galvanizing and zinc alloys for the construction segment. Domestic consumption increased by 2.0% to 479,000 tonnes in 2008 and consumption growth for the period from 2008 to 2010 is forecast to average 7.3% per annum.
Zinc Stocks and Prices
During 2008 the demand for refined zinc was 11.2 to million tonnes, versus 11.4 million tonnes in the previous year. Falling metal prices induced mines to reduce output in 2008 and the trend is expected to continue in 2009 as well, which will progressively deplete concentrate stocks and as a consequence turn the adequately covered concentrate market of today to tightness by end of the year. Although mine production capacity is expected to remain almost same in 2008 and 2009, lesser concentrate i.e. 10.4 million tonnes may be available to smelters considering a mine disruption allowance of around 0.9 million tonnes.
Consequently, smelters have also begun to cut production, which has already reduced planned output of 2009 by one million tonne and refined zinc production is expected to be 10.7 million tonnes in the same year.
Thanks to the rising demand for metal, we have witnessed constant fall in global stock of refined zinc, from 101 days of consumption at the end of 2003 to 47 days at the end of 2008. However due to global slowdown in recent past and consequent reduction in demand, the stock position is expected to be 53 days by the end of 2009. Demand is expected to gradually increase by 2010, as a result average refined stocks during the period 2011-2014 are expected be at critically lower level of 40.5 stock days and remain close to this level until delivering the cyclical high price of USD 4,775/t in 2014.
Due to global slowdown zinc LME prices were under pressure in 2008 and showed a continuous decline through the year, reaching to as low as USD 1,042/t in December’08. However, prices began to stabilize in Q4 of FY 2008-09 averaging to around USD 1,200/t during the period.
Production cut by mines and smelters in coming years and restocking will provide stronger support to LME prices. After sliding by 5%, demand is expected to grow by 6% p.a. in 2010-12 .As a result prices are expected to recover in later half of 2009 and through 2010.
The critically lower level of stocks during the period 2011-14 is expected to deliver the cyclical high price of USD 4,775/t in 2014.
Lead Demand, Production and Prices
Though relatively low in production compared to Sterlite’s consolidated output of copper, zinc and aluminium, lead has been a profitable business for its subsidiary, HZL. In 2008-09, Hindustan Zinc produced 60,323 tonnes of refined lead at Chanderiya — up 3.5% over the previous year.
The global lead consumption rose by 3.1% to 8.5 million tonnes in 2008. As in 2007, China again showed major growth in the lead consumption this year also. Major portion of lead is consumed in lead-acid batteries that are used in vehicles. Since production cuts are being announced by major automotive producers around the globe, demand is expected to grow at a slower pace of 0.9% in 2009. As a result the stock at end of 2009 is expected to be 42 days of consumption as against 31 days at end of 2008.
During 2008 amid the prevailing depression conditions, prices of refined lead plunged in LME to a level of USD 850/t in Mid December, lowest since June 2004. Prices are expected to face severe test in 2009 as well, due to slackening demand in automobile industry.
The falling average inventory levels and rising demand will ease out pressure on the prices achieving an average price of USD 2035/t during the period 2012-2015.
Production Performance
The performance of our Zinc and Lead Business is summarised in Table 3.
In FY 2009, we achieved ever highest mined and saleable metal production. Our mined metal production for zinc and lead was 735,296 tonnes in FY 2009, up 17% over FY 2008. The saleable zinc and lead metal production was 612,047 tonnes, an increase of 26% compared to the previous year. Our silver metal production was also higher by 31% this year at 105 tonnes as compared with FY 2008.

18 Sterlite Industries (India) Limited Annual Report 2008-09
Table 3: Performance of Zinc and Lead Business

Particulars	2008-09	2007-08	% Change

Production volumes (‘000 tonnes)
— Zinc: Mined metal content	651	551	18
Refined Metal	552	426	30
— Lead: Refined Metal	60	58	4
Average LME Cash settlement prices (US$ per tonne)	1,563	2,992	(48)
Unit costs (US $ per tonne)
— Including Royalty	710	884	(20)
— Excluding Royalty	609	686	(11)
Revenue (Rs. crore)	5,603	7,878	(29)
EBITDA (Rs. crore)	2,853	5,612	(49)
EBITDA Margin (%)	51	71
Operating profit (Rs. crore)	2,567	5,391	(52)

In FY 2009, we recorded ever highest annual mined metal (zinc) production of 651,494 tonnes, an increase of 18.1% as compared to FY 2008. The increase in production was primarily on account of the successful commissioning and ramp-up of the stream III concentrator at the Rampura Agucha mine.
Refined zinc production was 551,724 an increase of 29.4% as compared to FY 2008. The increase in production was primarily on account of the additional production from the recently commissioned and ramped-up 88,000 tonnes debottlenecking projects.
During the year, the Company successfully completed the following projects:
•	Rampura Agucha Mine has been expanded from 3.75 million tonnes per annum to 5.0 million tonnes per annum. The total mining capacity of HZL stands at 7.10 million tonnes per annum.

•	88,000 tonnes per annum of zinc debottlenecking project at Chanderiya and Debari two months ahead of schedule (80,000 tonnes per annum at Chanderiya and 8,000 tonnes per annum at Debari). The total metal production capacity of HZL is 754,000 tonnes per annum.

•	80 MW thermal captive power plant at Zawar, with this the total thermal captive power generation capacity of HZL has increased to 314 MW.

•	16 MW of Wind power capacities in Karnataka were commissioned making a total of HZL’s wind power capacity of 123.2 MW at Gujarat and Karnataka.
Unit costs
Unit costs of production in FY 2009 excluding royalties were lower at US$609 per tonne (INR 27,973 per tonne) compared with US$686 per tonne (INR 27,625 per tonne) in FY 2008. Cost performance in Indian rupee terms during the year was impacted by higher input costs, benefit of increased volumes, volatile acid credits and higher coal cost used for captive power plant. The underlying operating performance showed an improving trend with exit Cost of production (excluding royalties) in March 2009 of US$593 per tonne (INR 30,380 per tonne) despite lower by-product credits.
Sales
We sold 332,000 tonnes of zinc metal in the domestic markets during FY 2009, broadly in line with domestic sales in FY 2008. Zinc export sales were 221,000 tonnes in FY 2009, up 151.1% from 88,000 tonnes in FY 2008. In addition to refined zinc metal, we also sold 39,000 tonnes of surplus zinc concentrate and 32,000 tonnes of lead concentrate, in FY 2009.
Exploration
Our exploration program is an important element of our growth and expansion strategy. Successful exploration and subsequent development of mineral assets, underlines our mission to be the world’s largest zinc producer by 2010.

19 Sterlite Industries (India) Limited Annual Report 2008-09
We have a team of 46 qualified geoscientists supported by the latest and best technology to increase the reserves and resource base of our Company. Ongoing exploration activities at Hindustan Zinc have yielded significant success with the gross addition of 46.3 million tonnes to reserves and resources prior to a depletion of 6.7 million tonnes in FY 2009. Contained zinc-lead metal has increased by 4.7 million tonnes, prior to a depletion of 0.7 million tonnes during the same period. Total reserves and resources at 31 March 2009 were 272.0 million tonnes containing 31.5 million tonnes of zinc-lead metal and 713.3 million ounces of silver. The reserves and resources position has been independently reviewed and certified as per the JORC standard.
In FY 2009, record annual drilling of 70,300 metres was completed. The success of our exploration efforts has been primarily at the Rampura Agucha and Sindesar Khurd mines. The success of exploration efforts during the year is signified by additions at the Rampura Agucha and Sindesar Khurd mines where we now have a reserve and resource base of 118.7 million tonnes (FY 2008: 107.3 million tonnes) and 56.6 million tonnes respectively (FY 2008: 37.1 million tonnes).
Our exploration results have yielded significant success year on year. The Company has been successful in its exploration efforts with the addition of 152 million tonnes of reserves and resources in the period of April 2004 to March 2009, including depletion of 26.3 million tonnes.
Financial Performance
Despite significant increase in production of both lead and zinc, revenue fell by 29% to Rs. 5,603 crore in 2008-09. This was entirely on account significantly lower average LME prices in 2008-09 as compared to the previous year. As a result of lower LME, EBITDA fell by 49% to Rs. 2,853 crore in 2008-09 and operating profits by 52% to Rs. 2,567 crore.
Case study
Bulk Concentrate
The conventional technology for flotation of lead-zinc ores is differential flotation to produce separate concentrates of lead and zinc. The separate concentrates are then fed to respective smelters of lead and zinc for recovery of metals. In this process, misplaced metals (Zinc in Lead concentrates and Lead in Zinc concentrates) are lost and conventionally not accounted for in recovery, either at mines or at smelters. These losses range between 2% to 10%, depending upon concentration and tonnages of different concentrates for different mines.
The Imperial Smelting Process (ISP) existing at CLZS, enjoys the advantages of being able to use ‘Dirty’ feed i.e. both lead and zinc in the feed to the furnace without affecting its performance. Historically, bulk concentrates (concentrates containing both lead and zinc produced by bulk flotation at mines) should be fed to the furnace giving advantages of correspondingly higher recovery at mines and without affecting performance of ISF.
Two underground mines — namely Rajpura Dariba (RDM) & Zawar Mines(ZM) —earlier produced separate (zinc and lead) concentrates. The recoveries of zinc, lead and silver were relatively lower from RDM. Bulk flotation was carried out after a lot of R&D and plant trials at both the mines and after modifying the flow sheets to suit the requirements of the smelter and significant better overall recoveries were achieved at both the mines for all the metals.
Zawar now produces all its output in the form of bulk concentrate while RDM produces bulk concentrate for a portion of its output depending on the grade mix and requirement of the ISF smelter. The innovativeness of this project lies in the use of Zawar bulk concentrate to blend with RDM bulk concentrate to make it acceptable to the smelter. In this process, zinc, lead and silver recoveries have improved by 0.5%, 2% and 1% respectively in ZM and by 2.5%, 6% and 4% respectively in RDM. Besides helping in better management of mineral resources, substantial financial savings are generated through this effort.

20 Sterlite Industries (India) Limited Annual Report 2008-09
Performance continued
Aluminium
Our aluminium business comprises two companies, the Bharat Aluminium Company Limited (BALCO), which is our subsidiary and through Vedanta Aluminium Limited (VAL), where we have 29.5% stake.
BALCO is a significantly integrated aluminium producer with two bauxite mines, one refinery, two smelters, a fabrication facility and two captive power plants at Korba in the state of Chhattisgarh in central India. In response to recent global economic conditions and a decline in commodity prices, starting in February 2009, BALCO suspended part of its operations at the 100,000 tpa aluminium smelter. Our primary products are aluminium ingots, rods and rolled products.
BALCO’s operations benefit from relatively cost effective access to power, the most significant cost component in aluminium smelting due to the power-intensive nature of the process. This is to a considerable extent due to BALCO being an energy-integrated aluminium producer. BALCO received a coal block allocation of 211.0 million tonnes for use in its captive power plants in November 2007.
In order to enhance aluminium production capacity to 1.0 million tonnes, BALCO entered into a memorandum of understanding with the State Government of Chhattisgarh on 8 August 2007, for a potential investment to build an aluminium smelter with a capacity of 650,000 tpa at Chhattisgarh. BALCO has commenced the implementation process of the first phase of expansion for setting up a 325,000 tpa aluminium smelter which uses pre-baked technology from the Guiyang Aluminium — Magnesium Design & Research Institute, or GAMI, of China. The first production stream from the 325,000 tpa aluminium smelter is expected in October 2010 and the target date of completion is by September 2011. In addition, BALCO is building a 1,200 MW coal-based captive power plant in Chhattisgarh. The first phase of the power plant is expected to be commissioned by June 2010 and the second phase is expected to be completed by September 2011.
In March 2007, Vedanta Aluminium began the progressive commissioning of the 1.4 million tpa greenfield alumina refinery. The Lanjigarh alumina refinery started production from a single stream operation and produced 585,597 tonnes of alumina in fiscal 2009. The second production stream of the Lanjigarh alumina refinery was commissioned in April 2009. Further, Vedanta Aluminium is expanding its alumina refining capacity at the Lanjigarh refinery from 1.4 million tpa to 2.0 million tpa through debottlenecking, which is expected to be completed by March 2010, and from 2.0 million tpa to 5.0 million tpa by constructing a second 3.0 million tpa refinery with an associated 210 MW coal-based captive power plant, which are expected to be commissioned by mid-2011.
In addition, Vedanta Aluminium is building a greenfield 500,000 tpa aluminium smelter, together with an associated 1,215 MW coal-based captive power plant, in Jharsuguda in the State of Orissa. The project will be implemented in two phases of 250,000 tpa each. Commissioning of the first phase commenced in May 2008, six months ahead of schedule, and was fully commissioned in May 2009. The second phase is expected to be progressively commissioned from June 2009 through the end of fiscal 2010. The commissioning of the captive power plant units is scheduled to meet the power requirements of the new Jharsuguda smelter and all other power requirements of the facility.
Vedanta Aluminium is also setting up another 1,250,000 tpa aluminium smelter in Jharsuguda which is expected to be progressively commissioned from March 2010 and to be completed by September 2012.
Demand and Markets
Aluminium is lightweight in relation to its strength, durability and resistance to corrosion. It can be extruded, rolled, formed and painted for a wide variety of uses. The four end-use sectors accounted for approximately 77% of aluminium consumption globally in 2008: construction, transport, packaging and electricals. The remaining 23% is accounted for by a wide variety of applications including machinery and equipment and consumer durables. Aluminium is also increasingly substituted for steel in the automobile industry to reduce weight and improve fuel economy.
Following six years of strong growth in aluminium, led by the emergence of China, growth in demand in 2008 is estimated to have barely been positive. Global aluminium consumption was 38.2Mt in CY2008, expected to decrease 3.4% to 36.9Mt in CY2009. The effect of the global financial crisis which began in late 2007 and the impact of the fall in the US housing market have been sharp. Chinese aluminium consumption in CY2009 is forecast to grow only 2.5%, because of falling exports and lower domestic growth.
Although demand is expected to be muted in CY2009/2010, demand is expected to grow by 6% in 2011 and by 6.5% in 2012. The production curtailments, large stock drawdown and strengthening demand growth in 2011 and 2012 are also expected to precipitate a positive price response going forward.
A factor that will support prices is the fact that the industry cannot operate for an extended period with ~40% of the industry currently cash negative on an ingot basis. Prices in CY2009 are expected to rise gradually as production curtailments bring supply more in line with demand.

21 Sterlite Industries (India) Limited Annual Report 2008-09
Global aluminium production was 39.6 Mt in CY2008, up 3.7% year on year. The industry’s imperative is to reduce aluminium output, thereby reversing the current trends of rising inventory and lower prices. To that end, global producers have announced and/or implemented plans to cut output from marginal cost operations and adjusting for these effects, production in CY2009 is expected to be 37.4 Mt.
Over the next four to five years, the domestic demand for the aluminium industry is expected to grow at a compound annual growth rate of 8.5%, primarily driven by expected growth in consumer demand as a result of higher disposable incomes and investment in infrastructure by the Government of India.
Aluminium Stocks and Prices
Due to the global crisis and declining demand from mature economies leads to a surplus of 1.1 million tonnes in 2008. Considering the production cutback and project deferrals it will rise to 1.3 and 1.6 million tonnes surplus in 2009 and 2010 resulting in a cumulative stock build up of 2.8 million tonnes, taking stock to 67 and 79 days.
The aluminium prices witnessed turbulent year with prices rising to peak level of USD 3,291 PMT during July 2008 and to low level of USD 1,253 PMT during February 2009. The dramatic downturn in global financial markets pushed many of the economies into recession which resulted in weak growth across key aluminium consuming sectors. The global aluminium demand is forecasted to be weak in FY 2009-10. The demand in the domestic market is expected to be stable with the major market driver been the electrical industry (cable and conductors).
Chart 3 plots the LME prices and stocks of aluminium.
Production Performance
The performance of our aluminium business is summarised in Table 4.
Table 4: Performance of the Aluminium Business

	2008-09	2007-08	% Change

Production volume (‘000 tonnes)
Aluminium	357	359	(1)

Average LME cash settlement price (US$ per tonne)	2,234	2,620	(15)

Unit costs
BALCO Plant 1 (US$ per tonne)	1,887	1,823	3
BALCO Plant 1 (Rs. per tonne)	86,626	73,359	18
BALCO Plant 2 (US$ per tonne)	1,623	1,674	(3)
BALCO Plant 2 (Rs. per tonne)	74,517	67,367	11
BALCO Plant 2, other than alumina (US$ per tonne)	859	805	7
BALCO Plant 2, other than alumina (Rs. per tonne)	39,429	32,394	22

Revenue (Rs. crore)	3,934	4,170	(6)
EBITDA (Rs. crore)	895	1,388	(36)
EBITDA Margin %	23	33
Operating profit (Rs. crore)	686	1,179	(42)

The saleable production during the year was 356,781 MT as against 358,671 MT in the previous year. The product mix was favourable with the production of rods going up by 26% compared to the last year and accordingly the share of rods and rolled product in the total production has gone up from 45% last year to 52% in the current year. The year 2008-09 also saw several other milestones at BALCO, such as:
•	Highest ever production of hot metal from plant II smelter- 251,180 MT (2007-08: 250,703 MT)

•	Highest ever PLF from CPP (540 MW) — 93% (2007-08: 91%).

•	Highest ever production of Aluminium Rods -127,120 MT (2007-08: 101,183 MT)
The Lanjigarh alumina refinery started production from a single stream operation and produced 585,597 tonnes of alumina in fiscal 2009. The second production stream of the Lanjigarh alumina refinery was commissioned in April 2009. On 28 April 2009, the MoEF granted us environmental clearance for the mining of bauxite and we expect to receive bauxite mined from the Niyamgiri Hills via a conveyor by mid-2010.

22 Sterlite Industries (India) Limited Annual Report 2008-09
Unit Costs
To mitigate the impact of a sharp fall in commodity prices in the second half of the year ended 31 March 2009, we have partially shut down the BALCO Plant 1 aluminium smelter and surplus power has been sold to maximize profit.
The cost of production of the metal in Plant 1 during FY 2008 was Rs. 86,626 PMT against Rs. 73,359 PMT during last year. The increase was due to higher carbon and power costs up by over 49% and 14% respectively, higher cost of major raw materials like caustic, furnace oil and general inflationary pressures.
The cost of production of the metal in Plant 2 during FY 2008 was Rs. 74,517 PMT against Rs. 67,367 PMT during last year. The plant operating specifications and efficiency has shown improvement but the higher procurement prices of fuel and commodity has negated the benefit and impacted cost of production.
Sales
The sales volume in the current year was 356,513 MT as against 358,328 MT of the last year. The sales of rods during the year have gone up by 25% compared to the last year. The overall domestic market size grew by 6% during the year while the domestic market size of the company has increased by 9% in the same period. The company expects to achieve better premium realisation with the increased sale of rolled product and rod in the next financial year.
Financial Performance
Revenues decreased by 6% in 2008-09 to Rs. 3,934 crore. This decrease was primarily due to a 14.8% decrease in daily average aluminium LME prices in fiscal 2009 compared to fiscal 2008, partially offset by a depreciation of the Indian Rupee against the US dollar by 14.1% between fiscal 2008 and 2009. The general inflationary situation and sharp increases in coal costs led to a drop in EBITDA to Rs. 895 crore. Our operating profit for 2008-09 was 42% lower at Rs. 686 crore.
Case study
Balco Fuse Technology
Aluminium is produced through electrolysis process. In Balco, all the pots in the pot line are connected in a series and 320 KA current is passed through each pot using risers and shorted joints, to produce aluminium metal. To put pots online, insulation plates are inserted at the shorted joints of the riser to avoid any bypass of current to the next pot. So, to take any pot into line, the power of whole pot line was to be switched off to 0 KA for about 6 to 10 minutes which led to disturbance to operating pots, production losses and increased PFC (per-fluro carbon) emissions.
To tackle this operational issue, BALCO invented a fuse, with which 320 KA current could be bypassed to the next pot through the fuse, instead of the shorted joint for about ten minutes. As the fuse operation depends on the self-generation of heat under conditions of excessive current by means of the fuse’s own electrical resistance, it is designed to withstand ten minutes of the shortened riser current safely. During this period the pot was brought into the circuit by inserting insulation plates between the shorted joints and after ten minutes the fuse melts and the pot is put on power. So by using the fuse technology, pots could be powered on at 320 KA without reducing the power to 0 KA. Balco has won the Ideas UK Technology Trophy, 2008 and Special prize for “Production Technics” in the European Aluminium Award for the “Balco Fuse Technology”.

23 Sterlite Industries (India) Limited Annual Report 2008-09
Other businesses
Commercial Energy
We are executing our plan to enter the commercial power generation business with Sterlite Energy’s construction of a 2,400 MW thermal coal-based power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa. The project is expected to be progressively commissioned starting in the third quarter of fiscal 2010, with full completion anticipated by the second quarter of fiscal 2011. We have obtained coal block allocations of 112.2 million tonnes from the Ministry of Coal to support this facility.
Further, in July 2008, Sterlite Energy was awarded the tender for a project to build a 1,980 MW thermal coal-based commercial power plant at Talwandi Sabo, in the State of Punjab, India, by the Government of Punjab. The project is expected to be completed in April 2013.
Our commercial power generation business also includes the 123.2 MW of wind power plants commissioned by our 64.9%-owned subsidiary HZL and any additional wind power plants that HZL may commission as part of the 300 MW of wind power plants approved by HZL’s board of directors. Our power business is still under development, and we expect to have meaningful operating results for our commercial power generation business segment in financial year 2010, when Sterlite Energy’s first power project is expected to begin commissioning.

24 Sterlite Industries (India) Limited Annual Report 2008-09
Operational Performance
Human Resources
We believe our employees are life line for the organisation. At Sterlite, human resources management is not centered on recruiting alone; we ensure personalised care in the work environment. We induct freshers from the educational institutions and mould them to our culture to delivers immediate results in a sustainable manner. With competitive compensation packages, positive and productive work environments and challenging assignments, the Company is committed to being the employer of choice by attracting and retaining the best of professionals. An evidence of this can be seen from the recent recognition of Hindustan Zinc, ranking as the second ‘Best employer’ in India and among the top 25 employers in Asia by Hewitt Associates.
To unleash the true potential of employees and offer them exciting and fast track growth, we have devised innovative programs such as STARS of Business (talent identification process), Global Leadership Programmes and other wide range of initiatives. We believe in “Get, Nurture and Grow”. This philosophy gives importance to recruitment and induction of “best in class” talent; identification and grooming of talent and potential within the organization; and employee retention. HR supports the business to achieve the business plan target by setting Key Result Areas (KRA) for each and every employee. About 30 % weightage in KRAs is given to indicators like training, HSE, CSR, second line development, etc.
We are an equal opportunity employer; in addition to this the company has conducted special drives for recruitment of women employees and retired defence officers. To have fresh and innovative ideas and as an integral part of career development, all the senior personnel are encouraged to work in cross functional responsibilities, which are not their forte through job rotation programme every three to four years. Through these measures we are in a position to maintain our dynamic work force with the average age being 26.5 years.
During the year, the Company continued to follow the policy of delegating and empowering its young managers with an objective to evolving potential future leaders. The Company’s focus on manpower training and development continued. At Sterlite, training clocked a total of 7.23 mandays per employee during the year with a total of 507 programmes. At BALCO, during the year 2.66 training man-days per employee have been achieved. New learning & development initiatives at HZL during the year include extensive management & technical training programs covering over 19,577 training man-days. Moreover, on the-job training and visiting global operations forms a part of the training structure in the Group. Management Development Programmes at various institutes like Indian Institute of Management, XLRI, MDI are organised to enable employees to deliver enhanced performance with greater zeal. Multi-skill training at reputed training institutes and tying up with educational institutions for facilitating learning aspirations are other measures that help in the process of retaining talent.
To provide employees with structured opportunities to participate in continuous improvement drive and identify latent improvement opportunities, scheme for Improvement Projects was launched this year. The “Clock to Compass”, an initiative to channelize the potentials of different cross functional teams, was launched again during 2008-09 and had interactive workshops to prepare the team for a well thought through action agenda and road map for achieving Vision 2010 and beyond. The main idea behind this initiative was to assess and develop the “Leadership capabilities” of employees and to create a cohesive and inter-dependent culture among teams. At BALCO, a new initiative named ‘Koshish’ was launched, which involves the workforce and their families in social events. Another innovative programme named ‘Jalpaan’ was launched wherein employees can discuss problems informally with the management over tea or coffee. This program enhanced an understanding between the senior management and employees resolving issues and increasing productivity.
Based on the Vedanta competencies an assessment centre is held, for selecting the STARS of the business. Those selected as STARs undergo specific behavioural training programs like 7 habits of effective people, leadership excellence as well as programmes from institutes like IIT, IIM, XLRI etc. The STARs are elevated and given cross-functional responsibilities or seconded to group companies. The Stars of business process supports the organization by creating successful managers and empowering them to move far beyond their current roles and responsibilities and unleashing their confidence and ability to contribute as most successful “Business Leaders of Tomorrow” for the Vedanta Group, across the world.
The quality of life of our employees is paramount to us. Employee welfare measures like refreshments, transport, uniform are provided free of cost to employees. The townships across units have facilities like Swimming pool, Gym, Shuttle court, Children’s Park, etc., to engage our professionals beyond duty hours. We also organize programs like Yoga, Stress Management, Happy home to educate our people about the art of balancing family and professional life. Every month each unit organizes various events like picnics, movie shows at theatre, trips to nearby cities, sport events, family get together, festival celebrations etc which brings employee and family members together. The BALCO Township possesses its own 100-bed BALCO hospital, which was set up in 1975. The hospital has been completely renovated and refurbished and is today a fully computerized and modern multi-specialty hospital with the latest healthcare facilities and state-of-the-art trauma centre.
Sustainable Development and Corporate Social Responsibility
See the chapters on Sustainability Report and Corporate Social Responsibility.

25 Sterlite Industries (India) Limited Annual Report 2008-09
Awards and Recognition
Given below are the awards won by Sterlite during 2008-09. The list excludes several awards received by its two major subsidiaries, HZL and BALCO, which are given in the annual reports of the respective companies.
Environment
•	Confederation of Indian Industry (CII) Award for Excellence in Energy Efficiency, 2008: For the eighth consecutive year for Tuticorin operations

•	CII Award for Excellence in Water Efficiency, 2008: Tuticorin and Silvassa units.

•	Golden Peacock Environment Award, 2008: Given as recognition for outstanding contribution to environmental protection.
Business
•	Frost & Sullivan, India Manufacturing Excellence Award, 2007: Corporate Super Platinum Award for Tuticorin and Silvassa. The awards acknowledge the facilities in India that have achieved and sustained manufacturing excellence. The strength of Frost & Sullivan’s award lies in its site assessment methodology, where every facility is examined on 12 factors that capture excellence on cost, quality and delivery.

•	Ramakrishna Bajaj National Quality Award, Performance Excellence Trophy, 2008.

•	Indian Institute of Metals — Non Ferrous Best Performance Awards 2008.

•	CII Exim Business Excellence Awards, Commendation Certificate for Strong Commitment to Excel, 2008.

•	Government of India, National level award for Export performance for 2006-07.

•	Indian National Suggestion Scheme Association- 10th National Suggestion Summit — I prize in Technical Paper Presentation

26 Sterlite Industries (India) Limited Annual Report 2008-09
Sustainable Development and Safety
•	CII-ITC Sustainability Award, Certificate of Commendation for Strong Commitment to excel, 2008

•	Tuticorin Port Trust, Traffic performance Award 2008

•	Safety Innovation Award from Institute of Engineers India

•	Appreciation Award from Gujarat Safety council
Information Technology (IT)
Sterlite Industries is one among the very few corporate, who have implemented SAP R/3 in late 90’s and has improvised year after year. In Sterlite, all our critical business transactions are now happening through SAP R/3. Sterlite is now working on SAP Enterprise Central Component version on a wide range of 9 modules from Finance and Controlling , Materials Management, Plant Maintenance, Production planning, Quality Management, Sales and Distribution, Human capital Management, and Supplier Relationship Management.
As a value added service to the customers, Customer on Web (CoW)/e-Salesmate, a web based system is provided to the customers to access their information on-line. Each customer is provided with individual user-id and password. CoW serves as a portal to share the information with customers in a collaborative way. This portal is interfaced with core business application SAP R/3 in the back-end.
Sterlite has also implemented Hyperion, a financial application integrated with operations for planning, budgeting and consolidation as per the IGAAP and IFRS standards. Employees are provided access to SAP R/3 ERP applications in accordance to their job profile through which they carry out various business transactions. Employees are also provided with Employee Self Service (ESS) and Manager Self Service (MSS) access on add-on module of SAP Human Capital Management (HCM). Workforce Management including Leave, Travel and Time Management; Talent Management covering Recruitment, Performance Appraisal, Training and Skill Mapping and various workforce related analytics are being managed through SAP HCM application.

27 Sterlite Industries (India) Limited Annual Report 2008-09
Benchmarking has always been the effective tool for Sterlite for its continuous improvement; Project Parivartan is one such initiative. Project Parivartan was an exercise being done in collaboration with experts on how to leverage information technology to reap the best from it and to be the “Best in Class” Copper producer in world. Parivartan has resulted in a clear Roadmap of IT for the next three years and on how to embark on the same. Big in-process Sterlite IT projects like GRC, XMII, Commodity Hedging, Knowledge Management, Accounts centralization and e-Learning are the result of Project Parivartans exercise. Many of the above projects have already been kick started and will be completed in due course of time. More emphasize has been given on enhancing the utilization of Shop Floor SAP modules through Project Sangathan which has resulted in increased Asset optimization.
The year proved to be very successful for Sterlite, with the certification of ISO 27001, the highest universally accepted standards for Information Security. With this certification, Sterlite Industries has added another feather in its cap, as it is one amongst the very few manufacturing units in the industry to achieve this rare distinction. The year turned out to be more eventful on establishing standard IT policies and procedures and building up a more matured IT model among the Industry. Sterlite has deployed a systems based environment with adequate policies and procedures to ensure security and confidentiality of information system, which is in line with internationally accepted ISO 27001 standards and CoBIT frame-work. Deploying the Financial business controls as per SOX (Sarbanes Oxley) was the prime focus of IT department during the last fiscal year which was again a milestone for the company.
The Company implemented the Human Capital Management (HCM) module in SAP during the year. With the successful implementation of HCM, the entire function of HR including Leave & Travel management, organization management, recruitment, Training and development, Performance management and workforce analytics has been automated with minimum human intervention. HCM takes care of both Employees self -services for employees and Managerial self-services for managers and above. The Annual performance appraisal of Sterlite for the year 2008-09 for 1,000+ employees was completely automated, and made paperless through HCM.
An Integrated application for reporting Health, Safety and Environment issues and for maintaining ISO specific documents has been rolled out effectively under the name of WSO (Work Safety Online). The application has automated many HSE related processes like management of safety permits, incidents and accidents reporting, managing the training and health records of employees and for statutory and legal compliance reporting on HSE
A separate application called e-LCM , for managing and keeping track of various legal compliance of each departments has been deployed by the Company . The application serves as a legal compliance platform, where compliance requirement on various business functions are mapped with due dates and system alerts the concerned in case of non-compliance. This application has found out good usage by the employee’s in a quick time period, since the roll out.
Other application’s which was rolled out in the year was Sales Force Automation (SFA) for Marketing Department and a separate SMS application for alerting production people with online critical production details. SFA is a critical application to marketing personnel, helping them to manage the end to end sales cycle by providing timely details about the market conditions and the customers.
The company has also completely revamped its corporate website this year. The website will be a platform for showcasing the Corporate History, Annual reports, Statutory Information, Tender documents and Careers for potential Jobseekers.

28 Sterlite Industries (India) Limited Annual Report 2008-09
Financial Performance
Consolidated Financials
Table 5 lists the performance of Sterlite as a consolidated entity for the year ended 31 March 2009, compared with the previous year. Further details are given in the balance sheet, profit and loss account and the notes accompanying this annual report.
Net sales and services
Net Sales for the year declined by 14.4% from Rs. 24,705 crore to Rs. 21,144 crore. Net sales decreased primarily as a result of lower daily average copper, zinc and aluminium LME prices in fiscal 2009 compared to fiscal 2008 and decreased sales volume in our copper business due to lower copper cathode production as a result of a planned bi-annual plant maintenance shut down for 26 days in May and June 2008 and an unplanned shut down due to damage in a cooling tower at the Tuticorin facility in November 2008, which were partially offset by an increase in Zinc sales volume enabled by increased production, higher by-product realization in our Copper and Zinc business and a depreciation of the Indian Rupee against the US dollar by 14.1% between fiscal 2008 and 2009.
Other income
Other income increased by 37.9% to Rs. 2,154 crore in 2008-09. Other income primarily represents income on ADS proceeds, interest earned, dividend income, wheeled power and profit on sale of current investment. In 2008-09 wheeling power sales increased by 227% to Rs. 119 crore, primarily due to sale of surplus power from captive power plants during the period on account of partial shutdown of BALCOs’ old Korba smelter. In fiscal 2009, we recognised Rs. 49.06 crore due to us from an insurance policy covering loss of profit on account of an unplanned shut down as a result of damage to the cooling tower at our Tuticorin facility.
Raw materials
The major portion of our raw material costs occurs in the copper business, where copper concentrate is imported. Our fully owned copper mines (Mt. Lyell in Tasmania, Australia) supply only 8% of our concentrate requirement. The balance is sourced from other mines through a mix of long term contracts and spot purchases. We sourced approximately 62.0% and 38.0% of our copper concentrate requirements through long-term agreements and spot basis, respectively. The price of copper concentrate is linked to prevailing LME prices of refined copper. Average LME prices for copper declined by 22.4% between fiscal 2008 and 2009. We also import rock phosphate for conversion into phosphoric acid. The total value of raw material consumed was Rs. 10,280 crore in 2008-09, representing a 13% decrease over the previous year.
Other manufacturing expenses
Other manufacturing expenses, comprising of power and fuel, stores and spares, repairs etc. increased to Rs. 4,342 crore as compared to Rs. 3,583 crore in the previous fiscal year. The rise was mainly on account of shutdown expenditure, increase in fuel prices, cost of coal for the captive power plants and other basic inputs.
Overheads
Overheads include personnel expenses, selling and distribution expenses; and administrative and general expenses. Personnel expenses increased by 17% to Rs. 756 crore in fiscal 2009, mainly on account of salary revisions. In 2008-09, overheads accounted for 6.9% of the net sales, versus 6.0% in the previous year.
Interest and finance charges
Net interest costs for 2008-09 increased by 24.7% i.e. Rs. 79 crore to Rs. 397 crore primarily on account of increase in the borrowings.
Depreciation
Depreciation increased by Rs. 106 crore to Rs. 701 crore for 2008-09 — versus Rs. 595 crore in the previous year.
Exceptional items
Exceptional items (Credit) Rs. 55 crore includes i) a gain of Rs. 79 crore due to write back of provision for impairment of investment, and ii) Loss of Rs. 24 crore representing the difference between a loss of Rs. 152 crore on sales of Preference shares of IFL and reversal of provision of Rs. 128 crore made in earlier years.
Table 5: Consolidated Financial Performance of Sterlite, 2008-09 and 2007-08

Rs. crore	2008-09	2007-08	% Change

Gross Sales & Services	22,774	26,872
Less Indirect taxes (Excise Duty)	1,629	2,167
Net sales/income from operations	21,144	24,705	(14.4)%
Other Income	2,154	1,562
EBITDA	6,858	9,434	(27.3)%
Depreciation, Amortisation and Impairment	701	595
EBIT	6,158	8,839	(30.3)%
Interest & Finance Costs	397	319
Exceptional Items	(55)	53
PBT	5,816	8,468	(31.3)%
Less: Provision for Tax
Current Tax (Net)	782	1,844
Deferred Tax (Net)	67	253
Fringe Benefit Tax	6	5
PAT	4,961	6,365	(22.1)%
Minority Interest	1,267	1,962
Share in Loss of Associates	154	4
PAT attributable to consolidated group	3,540	4,399	(19.5)%
EPS after exceptional items (Rs. 2 per share):
Basic & Diluted	49.96	65.19

29 Sterlite Industries (India) Limited Annual Report 2008-09
Corporate income tax
Corporate income tax provision for 2008-09, was lower at Rs. 855 crore, compared to Rs. 2,102 crore in the previous year, benefiting from tax incentives on infrastructure projects in specific locations and lower profits.
Capital structure
Total shareholders funds as on 31 March 2009 aggregated Rs. 25,613 crore, of which equity capital was Rs. 142 crore comprising 70,84,94,411 shares of Rs. 2 each. Of the above, 15,00,00,000 American Depositary Shares at US$13.44 per share were issued during 2007-08, representing 15,00,00,000 underlying equity shares, of which 7,56,78,479 ADS were outstanding as of 31 March 2009.
Reserves and surplus
As on 31 March 2009, reserves and surplus of the Company aggregated Rs. 25,471 crore. Retained earnings accounted for 58% of the reserves and surplus, and share premium constituted the balance. Reserves and surplus during the year have increased by Rs. 3,311 crore, registering a growth of 15%.
Debt
The Company’s debt increased from Rs. 5,075 crore in the previous year to Rs. 7,013 crore as at 31 March 2009. This was essentially due to a rise in Buyer’s Credit, which has increased by Rs. 2,151 crore from Rs. 2,703 crore to Rs. 4,854 crore.
Capital employed
The total capital employed by the Company increased by 19% from Rs. 34,354 crore in 2007-08 to Rs. 40,847 crore in 2008-09, essentially due to capital expansions in our zinc, aluminium and power business during the year. The ratio of sales to capital employed has reduced from 0.72 times in previous year to 0.52 times.
Gross block and investments
During the year, Company commissioned significant capacity expansions in its zinc and aluminium businesses. These raised gross block by Rs. 823 crore to Rs. 15,387 crore as on 31 March 2009. The Company also enhanced its investments in Vedanta Aluminium Limited. Total investments decreased by Rs. 88 crore from Rs. 16,294 crore as on March 31, 2008 to Rs. 16,206 crore as on March 31, 2008.
Inventories and debtors
Inventories decreased by Rs. 875 crore from Rs. 3,334 crore as on March 31, 2008 to Rs. 2,459 crore as at 31 March 2009. Debtors reduced by Rs. 686 crore to Rs. 876 crore as at 31 March 2009, due to improved collection cycles.
Loan and advances
Loans and advances increased by Rs. 1,247 crore to Rs. 2,715 crore as at 31 March 2009. This was mainly on account of advances to Vedanta Aluminium Limited- an associate of the company.
Cash flow
The cash flow summary for the year is given in Table 6 below:
Cash flows generated from operations have been utilised to repay part of the long term debt, payment of dividend. We used cash in the investing activities towards purchases of fixed assets, loan to associate company. We also used cash for investment in fixed deposit and debt mutual funds which were partly offset by proceeds from sale of current investments. Net cash of Rs. 365 crore provided by financing activities primarily consist of proceeds from short term loans which were partly offset by repayment of long term loans, payment of dividend and payment made towards corporate guarantees. We remain focused on maintaining a strong balance sheet to fund our future growth.
Internal Control Systems And Their Adequacy
Sterlite is committed to maintaining high standards of internal control and risk management to provide the appropriate assurances to all stakeholders. The Company believes it has a proper and adequate system of internal controls commensurate with its size and business operations at its plants and at the corporate headquarters.
The strength of a business’s internal control environment also forms a component of senior managers’ performance appraisals. During the year 2008-09, the Company has implemented effective internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework issued by COSO.
We have appointed an internationally reputed chartered accountants’ firm to conduct the internal audit of the Company at all its locations. The scope and direction of the annual audit programme is guided by the Vedanta Group’s Management Assurance Services (MAS), which, in turn, operates under the overall guidance of Sterlite’s Audit Committee.
The objective of the internal audit process is not only to spot transactional errors but also to identify systemic risks, based on the risk profile analysis conducted by the MAS and the auditors. Internal auditors regularly visit our operations at its various locations to ensure that transactional and process issues are addressed while conducting audit. Every quarter, the Audit Committee is briefed about the internal control findings, along with the remedial actions that have been suggested or have been already implemented.
Table 6: Net cash provided/(used) for (Rs. in crore)

	2008-09	2007-08

Operating activities	5,838	6,377
Investing activities	(7,717)	(13,636)
Financing activities	365	8,099

30 Sterlite Industries (India) Limited Annual Report 2008-09
Risks and Uncertainties
Risks and risk management practices
Our businesses and operations are subject to a variety of risks and uncertainties which are no different from any other company in general and our competitors in particular. Such risks are the result of not only the business environment within which we operate but also of other factors over which we have little or no control. These risks may be categorised between operational, financial, environmental, health and safety, political, market-related and strategic risks. We have well documented and practised risk management policies that act as an effective tool in minimising various risks to which our businesses are exposed to during the course of their day-to-day operations as well as in their strategic actions.
Risks are identified through a formal risk management programme with the active involvement of business managers and senior management personnel at both the subsidiary level as well as at the corporate level. Each significant risk has a ‘owner’ within the Group at a senior level, and the impact to the Group if a risk materialises and its likelihood of crystallisation is regularly reviewed. A risk register and matrix is maintained, which is regularly updated in consultation with business managers. The risk management process is coordinated by our management assurance function and is regularly reviewed by our Audit Committee. Key business decisions are discussed at the monthly meetings of the Vedanta Group’s Executive Committee and senior managers address risk management issues when presenting initiatives to the Executive Committee. The overall internal control environment and risk management programme is reviewed by our Audit Committee on behalf of the Board.
Treasury management
Our core philosophy in treasury management revolves around three main pillars, namely: (a) capital protection; (b) liquidity maintenance; and (c) yield maximisation.
Treasury policies are approved by the Board and adherence to these policies is strictly monitored at our Executive Committee meetings. Day-to-day treasury operations of our Group subsidiaries are managed by the respective subsidiary finance teams within the framework of the overall Group treasury policies. Long-term fund raising including strategic treasury initiatives are handled by a central team while short-term funding for routine working capital requirements is delegated to subsidiary companies. Each of our subsidiaries has a strong internal control system including segregation of front office and back office functions with a separate reporting structure. We have a strong system of internal control which enables effective monitoring of adherence to Group policies. The internal control measures are effectively supplemented by regular management assurance audits.
We do not purchase or issue derivative financial instruments for trading or speculative purposes and neither do we enter into complex derivative transactions to manage our treasury and commodity risks. Derivative transactions in both treasury and commodities are normally in the form of forward contracts and interest rate swaps and currency swaps, which are subject to strict guidelines and policies. Interest rate swaps are taken to achieve a balance between fixed rate and floating rate obligations; and currency swaps are taken primarily to convert our exposure to non-US dollar currencies into US dollars.
Commodity risks
Our principal commodities are aluminium, copper, zinc and lead. This diversified basket offers a partial hedging mechanism against volatility in the prices of individual commodities. These commodities are priced with reference to LME prices. LME prices are influenced by global demand and supply for these metals which in turn is influenced by global economic scenarios, regional growth, infrastructure spending by governments and also by speculative activities. While the Group aims to achieve average LME prices for a month or for a year, average realised prices may not necessarily reflect the LME price movements because of a variety of reasons including uneven sales during the year. Any fluctuation in the prices of the metals that we produce and sell will have an immediate and direct impact upon the profitability of our businesses.
As a general policy, we aim to sell our products at prevailing market prices. Hedging activity in commodities is undertaken on a strategic basis to a limited degree and is subject to both strict limits laid down by our Board and strictly defined internal controls and monitoring mechanisms. Decisions relating to hedging of commodities are taken at the corporate level and with clearly laid down guidelines for their implementation by the subsidiaries.
Our custom smelting operations of copper at Tuticorin enjoy a natural hedge except to the extent of a possible mismatch in quotational periods between the purchase of copper concentrate and the sale of finished copper. The Group’s policy on custom smelting is to generate its margins mainly from TC-RCs, premiums and sale of by-products. Hence quotational period mismatches are actively managed to ensure that the gains or losses are minimised. TC-RCs are a major source of income for the copper smelting operations in India and therefore are susceptible to fluctuations which are influenced by factors such as demand and supply conditions prevailing in the market for mine output. The copper smelting business actively reviews its procurement strategy to strike an appropriate balance between copper concentrate procured at spot TC-RCs and those which are sourced at long-term contractual TC-RCs. Approximately 62% of the copper concentrate consumed in FY 2009 came from long-term contracts and the balance from the spot market.
Our Australian mines in Tasmania supply around 8% of the concentrate requirement of the custom smelter at Tuticorin. This situation adversely impacts the profitability of the copper smelting business particularly at times when TC-RCs exhibit a declining trend. We insulate ourselves by constantly focusing on reducing unit cash costs at our smelting and refining operations.

31 Sterlite Industries (India) Limited Annual Report 2008-09
Political, legal, economic and regulatory risks
Our mining and smelting operations are located in India and Australia.
The political, legal, fiscal and other regulatory regimes in these countries may result in restrictions such as the imposition or increase in royalties, mining rights, taxation rates, legislation pertaining to repatriation of money and so on. Changes to government policies such as changes in royalty rates, reduction in import tariffs in India, reduction in assistance given by Government of India for exports and reduction or curtailment of income tax benefits available to some of our operations in India is an the example of risk under this category.
The majority of our Group revenues and profits are derived from commodities sold to customers in India. The performance and growth of our businesses are dependent on the health of the overall Indian economy. Any downturn in the rate of economic growth in India, whether due to political instability or regional conflicts or economic slowdown may have a material adverse effect on demand for the metals produced and sold by us.
We strive to maintain harmonious relationships with the governments and actively monitor developments in political, regulatory, fiscal and other areas which may have a bearing on our businesses.
Reserves and resources
The ore reserves stated in this report are estimates and represent the quantity of copper, zinc, lead and bauxite that we believe could be mined, processed, recovered and sold at prices sufficient to cover the estimated future total costs of production, remaining investment and anticipated additional capital expenditures. expenditures. Our future profitability and operating margins depend upon our ability to access mineral reserves that have geological characteristics enabling mining at competitive costs. Replacement reserves may not be available when required or, if available, may not be of a quality capable of being mined at costs comparable to the existing or exhausting mines.
Moreover, these estimates are subject to numerous uncertainties inherent in estimating quantities of reserves and could vary in the future as a result of actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic parameters such as metal prices, smelter treatment charges and exchange rates, many of which are beyond our control. We engage the services of independent experts normally once every three years to ascertain and verify the quantum of reserves and resources including ore grade and other geological characteristics.
Delivery of expansion projects on time and within budget
We have a strong pipeline of green field and brown field expansions projects and we have committed funds for these projects. These projects have achieved various stages of completion. Our plans to generate sufficient cash flows from these projects to repay our long-term debt and our ability to raise further debt are dependent upon the successful completion of these projects on time and under budgeted cost and a faster production ramp-up.
Our current and future projects may be significantly delayed by failures to receive regulatory approvals or renewal of approvals in a timely manner, failure to obtain sufficient funding, technical difficulties, human resources constraints, technological or other resource constraints or for other unforeseen reasons, events or circumstances.
As a result, these projects may incur significant cost overruns and may not be completed on time, or at all. We have the necessary resources in all the areas such as technology, financial and human resources and have successfully completed the majority of our Phase I projects on time and below their budgeted costs, demonstrating our ability to manage the successful completion of large green field and brown field projects.
Assets use continuity and insurance
Productive assets in use in mining and smelting operations and the associated power plants may face breakdowns in the normal course of operations or due to abnormal events such as fire, explosion, environmental hazards or other natural calamities. Our insurance policies may not cover all forms of risks due to certain exclusions and limitations.
It may also not be commercially feasible to cover all such risks. Consequently, our insurance coverage may not cover all the claims including for environmental or industrial accidents or pollution. We regularly carry out extensive work on the adequacy of our insurance coverage by engaging consultants and specialists and decide on the optimal levels of insurance coverage typical of our industry in India and Australia.
Safety, health and environment risks
We are engaged in mining activities which are inherently hazardous and any accident or explosion may cause personal injury or death, property damage or environmental damage at or to its mines, smelters, refineries or related facilities and also to communities that live near the mines and plants. Such incidents may not only result in expensive litigation, damage claims and penalties but also cause loss of reputation. We accord very high priority to safety, health and environment matters.

32 Sterlite Industries (India) Limited Annual Report 2008-09
Operational risks
Our operations are subject to conditions and events beyond our control that could, among other matters, increase our mining, transportation or production costs, disrupt or halt operations at our mines and production facilities for varying lengths of time or even permanently. These conditions and events include disruptions in mining and production due to equipment failures, unexpected maintenance problems and other interruptions, non-availability of raw materials of appropriate quantity and quality for our energy requirements, disruptions to or increased cost of transport services or strikes and industrial actions or disputes. While many of these risks are beyond our control, we have adequate and competent experience in these areas and have consistently demonstrated our ability to actively manage these problems proactively.
It is our policy to realise market prices for our commodities and therefore the profitability of our operations is dependent upon our ability to produce metals at a low cost which in turn is a factor of our commercial efficiencies and higher volumes. Prices of many of our input materials are influenced by a variety of factors including demand and supply as well as inflation.
Increase in the cost of such input materials would adversely impact our competitiveness. We have consistently demonstrated our ability to manage our costs and some of our operations have costs situated in the lowest quartile of the cost curve. We have a strong commercial function and we identify the best opportunities for cost reduction and quickly implement them. We are highly focused on costs and volumes and all operational efficiencies and cost efficiencies are discussed regularly at the business review meetings as well as at the Group Executive Committee meetings. As metal prices have started reducing in recent months, we have been able to quickly adapt ourselves to the changing market conditions and reduce our costs significantly.
Financial risks
Within the areas of financial risk, the Company has approved policies which embrace liquidity, currency, interest rate, counterparty and commodity risks.
Liquidity
We require funds both for short-term operational needs as well as for long-term investment programmes, mainly in growth projects. The recent global financial crisis has significantly restricted the supply of credit. Banks and financial institutions have tightened lending norms. If this situation continues, our ability to raise funds and at attractive rates may be significantly impacted.
We aim to minimise this risk by generating sufficient cashflows from our current operations which in addition to available cash and cash equivalents, and liquid financial asset investments, and sufficient committed funding facilities, will provide liquidity both in the short term as well as in the long term. Long-term borrowings are supplemented by short to medium term project finance wherever required. Our balance sheet is strong and gives us sufficient headroom for raising further debt should the need arise. We generally maintain a healthy debt-equity ratio as well as retain the flexibility in our financing structure to alter this ratio when the need arises.
Foreign Currency
Our receipts are in Indian rupees, but revenues are linked to LME commodity prices and the US dollar. Also, the cost of imported materials is usually determined in US dollars. Hence, any fluctuation in the rupee-dollar exchange rate impacts Company’s financials. Additionally, it has currency exposures on account of capital expenditure and services denominated in foreign currencies.
Foreign currency exposures are managed through a Group-wide hedging policy. The policy is reviewed periodically to ensure that the risk from fluctuating currency exchange rates is appropriately managed. Natural hedges available in the business are identified at each entity level and hedges are placed only for the net exposure.
Short-term net exposures are hedged progressively based on their maturity. A more conservative approach has been adopted for project expenditures to avoid budget overruns. Longerterm exposures are not hedged. Stop-loss and take-profit triggers are implemented to protect us from adverse market movements, while at the same time enabling us to take advantage of favourable market opportunities.
Interest Risks
The Company believes in maintaining a judicious mix of fixed and floating interest rate borrowings, determined by current market interest rates. Consequently, it is exposed to interest rate risk on short-term and long-term floating rate instruments and also on the refinancing of fixed rate debt. The Company’s floating interest rates are mainly linked to the US dollar LIBOR.
We minimise the average interest rates on borrowings by opting for higher proportions of long term debt, especially to fund growth projects. We also enter into cross-currency interest rate swaps to convert fixed rate US dollar borrowings to floating rate borrowings. Cash and liquid investments are invested in short-term deposits and debt mutual funds to achieve the triple goal of maintaining liquidity, carrying insignificant risk and achieving satisfactory returns. A majority of our investments of surplus cash is of short duration and is influenced by movements in interest rates.
Counterparty Risks
We are exposed to counterparty credit risks on our investments and receivables. We have clearly defined policies to mitigate these risks. Cash and liquid investments are held primarily in mutual funds and banks with high credit ratings. well developed financial market. We also review the underlying investment portfolio of mutual fund houses to ensure that indirect exposures or latent exposures are minimised.

33 Sterlite Industries (India) Limited Annual Report 2008-09
A large majority of receivables due from third parties are secured either through advance receipt of money or by use of trade financial instruments such as letters of credit. Moreover, given the diverse nature of our businesses, trade receivables are spread over a number of customers with no significant concentration of credit risk. Our history of the collection of trade receivables shows a negligible provision for bad and doubtful debts. Therefore we do not expect any material risk on account of non-performance by any of the counterparties.
Employees
People are one of our key assets and we derive our ability to maintain our competitive position from them. Therefore, people in general and key personnel in particular leaving the organisation is a risk. Additionally, our inability to recruit and retain good talent would adversely affect us.
Our vision is to build a fast, flexible and flat organisation with world class capabilities and a high performance culture across all of our businesses. We believe in nurturing leaders from within and providing opportunities for growth across all levels and geographies. We have robust processes and systems in place for leadership development, training and growth to deliver value to the organisation and society.
We provide superior rewards for outstanding performance and have a long-term incentive plan which covers a large number of employees in the Group. A large proportion of our workforces are members of a trade union. We actively communicate and enter into dialogue with our workforce and believe in maintaining a positive atmosphere by being proactive with respect to resolution of labour issues.
Outlook for 2009-10
FY 2009 was a tumultuous year for the mining sector which witnessed a period of unprecedented buoyancy in commodity prices in the first half, followed by their sharp fall in the second half. The world witnessed several mine closures, production cutbacks and deferral of projects. Despite such negative market sentiments and a depressed outlook for demand, we remain focused on our basic objectives of achieving a least-cost position and developing low capital cost projects. Our focus, as in the past, has always been to continuously strengthen our competitive position through aggressive cost management, excellent operational efficiencies without sacrificing the long-term growth potential of our business. We expect to deliver higher volumes in all our businesses in FY 2010 on the back of our expansions, ongoing debottlenecking initiatives and continuous improvement in our operational efficiencies. We also expect the market to stabilise in the near future.
We further expect that our intensified focus on cost control will yield results and that we will derive additional benefits from our ongoing programmes to reduce our operating costs. We also see incremental benefits accruing from higher commercial power sales from our operations at BALCO.
We aim to complete our ongoing projects on or ahead of schedule and within budgets. A large part of our production is sold in India, where we see continuous growth in consumption in line with a positive GDP outlook. As is typical of all developing economies, the growth rate of metal consumption in India is expected to be ˜1.5 times the GDP growth rate.
All these augur well for us and are confident of delivering a good performance in the coming year.
Cautionary statement
In this Annual Report we have disclosed forward-looking information to enable investors to comprehend our prospects and take informed investment decisions. This report and other statements — written and oral — that we periodically make contain forward looking statements that set out anticipated results based on the management’s plans and assumptions. We have tried wherever possible to identify such statements by using words such as “anticipate’, “estimate’, “expects’, “projects’, “intends’, “plans’, “believes’, and words of similar substance in connection with any discussion of future performance. We cannot guarantee that these forward looking statements will be realised, although we believe we have been prudent in assumptions. The achievement of results is subject to risks, uncertainties and even inaccurate assumptions. Should known or unknown risks or uncertainties materialise, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Readers should bear this in mind. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

34 Sterlite Industries (India) Limited Annual Report 2008-09
Sustainability Report
We practice sustainability within the framework of well defined governance structures and policies and with the demonstrated commitment of our management and employees.
We aim not only to minimise damage to the environment from our projects but to make a net positive impact on the environment wherever we work. We have a well-defined sustainability framework as part of the Vedanta group for governance structure and policies that pivot on the key focus areas of Health, Safety and Environment (HSE). We have a well-formalized integrated management system that continuously improves our environmental, quality and OH&S performance. Our HSE policy governs the implementation of a formalized management system with health, safety and environmental performance improvement deliverables.
Our management is completely dedicated in reviewing HSE performance to improve OHS conditions in the plants. The HSE performance is reviewed by our management in the presence of all plant section heads once a month to identify strengths and weaknesses to continuously improve OHS standards.
Safety
At Sterlite (SIIL), we are committed to achieve zero accidents and creating safer work place. Our paramount task is to enhance the safety of the employees and contract workforce.
Safety Improvement initiatives
•	Aluminized suit for heat protection for the people working in secondary smelter area.

•	Tarpaulin tying platform for reducing the risk of fall from height in the heavy vehicles.

•	Conducting risk assessment of our processes and HAZOP studies for all major projects.

•	Incident reporting through Work Safe Online (WSO)

•	A dedicated Contract Safety Management Cell (CSMC) was initiated with the objectives of bringing all contractors safety under one roof and administer a common safety system

•	Road safety gap analysis study was carried out on the premises by M/s. Road Safety Resource Centre, Coimbatore
OH&S Training and Development
We believe that occupational safety and health culture can be developed among employees through systematic and quality training. Hence, our key focus area is to ensure that all employees undergo at least one occupational health and safety refresher training a year, in addition to their job specific training. In 2008-09, Tuticorin unit fixed a 16.48 man hours per employee per year as against the target of 10 man-hours per employee per year.
OH&S Statistics
Inspite of our continous efforts to improve the safety practices, it was really unfortunate that in 2008-09, we lost 3 irreplaceable lives at work, as a result of which, Sterlite unit LTIFR is 0.5 and severity rate is 1,805.66.
These incidents have made us take active measures to further improve the safety culture amongst employees. Currently, we are concentrating on behavioural change among employees and contract labourers as an initiative to eliminate any such occurrence in future. In our Silvassa unit, our safety team has succeeded in achieving zero lost time injury cases for the last two consecutive years.
Health
Occupational Health and Industrial Hygiene
We have a full-fledged Occupational Health Centre (OHC) with experienced doctors and medical staff from M/s Apollo Hospitals. Some of the health initiatives are provided herewith.
•	Plant Noise mapping was carried out throughout the plant to identify critical noise pollution zones

•	Carbon soot collection system in the Continuous Cathode Rod (CCR) plant of Silvassa

•	Periodical medical examination with M/s SRL Ranbaxy, Chennai. 967 employees were covered to find out baseline data which helps in finding employees who need job rotation to avoid occupational illness.
Environmental performance
We have embraced Environment as our core business obligation in line with our corporate mission.
“To harness technology to its full potential, in a safe and clean environment, in the entire business cycle and integrate quality with continuous improvements”

35 Sterlite Industries (India) Limited Annual Report 2008-09
Sterlite is sensitive to environmental requirements and continually strive to limit any harmful effects of our activities. We always work towards our long-term goal of environmental sustainability i.e. designing more efficient processes that use fewer types and quantities of materials which are less hazardous and produce less waste. This approach also encourages innovation which helps to reduce costs and gives better output in terms of reduced environmental impacts.
Overall environmental performance for the year 2008-09 is reflected under the following heads and covers information for Tuticorin and Silvassa plants.
Water Management
The importance of water has been recognized and greater emphasis is being laid on its economic use and better management. Tuticorin plant’s entire raw water is taken from Papanasam dam. While at Silvassa, the major source of water is Damanganga River. The total water consumption in Tuticorin has been reduced by 4% in the current reporting period as compared to previous reporting period.
Nearly, 15% of total water demand is recycled back in to the process. The entire plant has been following “ZERO DISCHARGE CONCEPT” since inception. This has also resulted in conserving the raw water of about 4,180 m3/day. The treated water of around 2,030 m3/day is recycled back to Slag granulation, Lime preparation and Gas cleaning plant.
Case study
Going Green through Alternative sources of Energy
At Silvassa unit, we are utilizing Bagasse, a bio waste generated from sugarcane industries as an alternative fuel for boiler. Earlier furnace oil was used as a fuel in Boiler to produce steam, which is used in production process for heating at various stages. It has been totally substituted by Bio waste; Briquette with an equivalent ratio of 2.7: 1 Kg/lit on the basis of calorific value. Briquettes are manufactured from Bagasse; a residue of sugar cane after sugar extraction.
This initiative has resulted in reduction of 5 KL/d FO consumption. Boiler ash generated in the process is used to make bricks. Production of 1 tonne briquette also generates 1 man day employment opportunity. Thus, this project helps generating about 7,000 man days/annum additional employment.
The project demonstrates leadership in environment management and we have planned to take it up as a CDM project.

36 Sterlite Industries (India) Limited Annual Report 2008-09
Energy Management
Smelting operation being highly energy intensive in nature puts a strong challenge and pressure on us to keep energy efficiency as one of core areas of our focus. We embark all possible measures and efforts to bring down the increased overall energy consumption.
We were able to maintain a decreasing trend in the reduction of LPG consumption per tonne of cathode. Some of our key conservation projects include
•	Reduction of specific fuel consumption in CPP

•	Reduction of steam requirement in PAP

•	Optimization of cooling water flow in smelter.

•	Covering and increasing the height of the entire launder in anode furnace with premix burner.

•	Utilization of Bagasse waste as a alternative source of fuel in Boiler.
Our Specific Energy Consumption (SEC) including both Tuticorin and Silvassa units to produce one tonne of cathode has increased from 9.5 to 9.6 GJ/MT mainly due to production loss on account of lower volume of operations and due to production of value added products.
Waste Management
Waste generation from our plant process, includes both hazardous and non hazardous. All the hazardous wastes are disposed off in onsite Secured Landfill (SLF) based on CPCB guidelines. We have also reduced the generation of hazardous waste by 6% when compared to the last reporting period.
One of our non hazardous waste, Gypsum, generated from our phosphoric acid plant is disposed higher than the generation. During the reporting year around 9,24,000 MT of gypsum was disposed off. The higher disposal rate is maintained due to past accumulated stock which is expected to be exhausted by the end of 2009-10. Other non-hazardous waste is copper slag. We have carried out lot of research studies by reputed institutions to explore copper slag as an alternative material for other industrial application such as cement manufacturing, concrete preparation, road construction, etc. Our initiatives during the reporting period resulted in increased slag sales by 17 % as compared to the last reporting period.
Further we have also converted our food waste by using organic converter into organic manure, utilised for our greenbelt maintenance and also being given to SHGs at free of cost, as one of the CSR initiatives.
Bio Diversity
Both Tuticorin and Silvassa plants are located in Industrial complexes. In order to understand impacts of our activities and operations on surrounding bio-diversity we have engaged highly reputed institution of Government of India, Forest Research Institute (FRI), Dehradun for carrying out bio-diversity impact assessment study. The study covers an area of 10 Km radius surrounding our Tuticorin plant. In first phase, qualitative & quantitative baseline assessment was carried out for both floral & faunal species.
In preliminary FRI report submitted, there is no IUCN red list species mentioned that exist in the study area are directly affected by the operations of Sterlite. Though two floral species (Cissus Quandrangloris and Commiphora Berri) listed in rare category of IUCN are reported in nearby areas of plant. This report will enable us to identify both positive and negative impacts of our existing operations and activities on the biodiversity existing in the area. The output of study will also include development of assessment tool/model which will help us in dentifying impacts of our future expansion/modification/new projects, management plan/projects for further improving the biodiversity value around our plant.
Case study
Resource conservation through innovation
At Tuticorin plant, phosphoric acid is produced by the digestion of Rock Phosphate with Sulfuric acid in series of reactor vessels. Around 4 MT/hr of steam was required to increase the temperature of Flash Cooler condenser water from 55°C to 65-70°C which is used for the production of 43% phosphoric acid.
To nullify the steam consumption, spray pipes were introduced in the entrainment separator to F/C condenser inlet vertical duct so that the water would gain a higher temperature (approximately 70-75°C) by coming in contact with the hot gases from the reactor. This initiative has not only resulted in monetary benefits (Rs. 4 crore/year) but also leads to sustainable development by energy conservation. This project has been selected for INSSAN AWARD for Excellence in Suggestion Scheme.

37 Sterlite Industries (India) Limited Annual Report 2008-09
Climate change
We fully acknowledge that climate change is a reality, and that anthropogenic activities such as burning of fossil fuels contribute to global warming. As a responsible company and part of highly energy intensive sector, we completely understand our role in becoming solution to the problem of climate change. So far in our journey of identification and implementation of CDM projects we have identified following projects:
•	Power generation from waste gas from ISA smelter

•	LPG reduction in Anode casting plant

•	Steam generation from waste heat recovery from Sulphuric Acid plant
ISA WHRB project was submitted for registration to UNFCCC after successful validation during the reporting period. For the remaining two projects, Host country approval has also obtained and currently are at a validation stage. Together these three projects would result in 43,000 tonnes of CO2 emission/year reduction to the atmosphere.
Waste heat recovery from captive power plant is currently at a validation stage under VCS-2007 standard as Voluntary Emission Reduction (VER) project due to its common practice in industry. This would result in another 15,000 tonnes of CO2 emission reduction to the atmosphere.

38 Sterlite Industries (India) Limited Annual Report 2008-09
Corporate Social Responsibility (CSR)
Sustainability development is a way of life at Sterlite. So, we took a forward looking stance aimed at promoting sustainability development and ensuring an acceptable standard of living for people in the community, where we operate. The company’s corporate social responsibility department implements various community development programs in partnership with Government and NGOs with the prime objective of improving the quality of life of rural communities with key focus on Education, Health, Women empowerment, Livelihood and Infrastructure development.
Our approach
Sterlite believes in building partnership and thereby channelling the various resources for community development activities. Sterlite follows a bottom up process, where people are involved right from the planning to implementation of projects. We strongly feel that community ownership is essential for the success of projects and encourages community participation and community contribution in all our activities. The community development initiatives have helped more than one lakh people in Tuticorin district. The company plays the catalyst role in taking the benefits of government schemes to the rural poor. The projects are demand driven and it is not supply driven. Based on the demand of the people, the CSR projects are planned and executed in partnership with community and government.
Our sharp focus on community development is evident from the fact that we have a full fledged ‘Corporate Social Responsibility’ team with qualified and experienced professionals and specialists.
Education
We are running 22 evening study centres in and around Tuticorin district, covering 1,714 students. The centres attract economically and socially disadvantaged students and focus on improving the quality of education of the rural poor. Teachers from the same village, who understand the local culture and practises are appointed to train the students. The teachers are also trained in educational methodologies and approaches and this has helped the teachers to perform their duties in an efficient manner. Parent — Teachers meeting are periodically conducted in the centres and feedback collected. The overall pass percentage of the students has increased from 80.0 % to 82.2 % in the reporting year. Free note books were distributed to students studying in the evening study centres, benefitting around 2,500 children.
Sterlite also extends scholarship for economically and socially disadvantaged students for pursuing higher studies. As a result of this initiative, many rural poor students have joined engineering and medical courses. This year financial assistance has been extended to 14 students. Scholastic excellence awards were presented to the district toppers of SSLC and HSC examinations covering 34 students. Cash award and certificates were also presented to the evening study centre students who secure more than 80% in the public exams. As part of our Academic — Industry partnership, Sterlite has instituted five educational scholarships in the regional colleges to support economically backward and meritorious students.
In partnership with Government of Tamilnadu’s ‘Valarkalvi Thittam’, adult education centres are operational in 12 villages. We have conducted baseline survey in these villages to identify the illiterates. Paid teachers have been appointed to man the centres. Classes are being conducted to learn reading and writing skills and around 302 women are regularly attending the centres. Periodic review meetings have been conducted jointly with government and this has helped to improve the performance of the centres. The government team had visited all the centres and after an internal assessment, declared Pandarampatty village as 100% literate village during the year.
Under the aegis of HZL, computer education has been initiated in Government run schools. The programme covers 40,000 under-privileged students in 200 rural Government schools in 4 Districts. 72% rural students have equipped with basic computer knowledge with improvement in logical thinking and analytical ability.
There are 11 Child Care centers running in the operational areas of BALCO benefiting 426 children. Every year around 400 children are graduating from Child care Centres and are making remarkable success in primary schools. “When I was told by teacher of our primary school that my daughter has topped in class, I was taken by surprise. As a daily labourer neither me nor my wife afforded to pay adequate attention on education of our children. We are thankful to BALCO for running Bal Niketan in our village where my daughter got pre-school education. I know it is her training at Bal Niketan which kept her above other children in school” narrates Devki Nandan of village Rogbahary.
Addressing drop out rate and mainstreaming of students is a prime concern of BALCO in remote mines areas. Operationalisation of 4 Sahayak Siksha Kendra (SSK) is an innovative step towards addressing this issue. Each SSK coaches 30 to 35 students in Mainpat region focusing on their weak subjects. The local tutors teach these children in their own environment and dialect raising their success rate. The children are inducted in formal education system at the beginning of every academic year. The tutors play pivotal role in sensitizing community on the importance of education in life. BALCO provides all supports to these children right from conducive environment to books and stationeries. This year 39 drop out children have been linked with mainstream of education. Low performers are doing well in the schools.

39 Sterlite Industries (India) Limited Annual Report 2008-09
Health
Sterlite adopts a holistic approach in improving the health care facilities of rural community by directly implementing activities and by partnering with government initiatives. Absence of local primary health centres in the villages and the demand from the community motivated us to start rural health clinics in six villages covering a population of 12,000. On an average, around 80 people are treated in the centres in a day. Paid doctors visit the centres on a weekly basis and medicines are given free of cost. Around 25,200 people benefited out of the clinic during the reporting year.
During the reporting year, nine general health camps were conducted in remote and coastal villages and around 4,782 people benefited out of this camps. All camps are conducted in partnership with the local community, where community play a key role in organising the camps, like site selection, printing of pamphlets and informing the community about the camp. In partnership with Government General hospital, Tuticorin, Sterlite has initiated the construction of an exclusive paediatric block in the Government hospital campus. Nearly 80% of the work has been completed and the building will be handed over to the Government shortly. On an average, around 200 children are treated per day in government hospital campus. This exclusive block for children will help the hospital to provide improved health care for children of Tuticorin district.
In partnership with six Government Primary Health Centres, Sterlite sponsored transport support for the pulse polio program. Around 25,587 children under the age group of five were benefited out of this initiative.
To spread the awareness on the deadly disease HIV AIDS, ‘Red Ribbon Club’ has been formed in the campus with twenty employees, representing different departments have been enrolled as members of the club. The members were trained in HIV AIDS in partnership with Tamilnadu State Aids Control Society. The club also observed the World Aids Day on 1 December 2008, by organising an awareness program for the truck drivers. On the outreach, program awareness cum HIV screening camps were conducted for the general public and 223 members of women self help groups in particular. All the students of the coastal livelihood project covering 167 students were also given the orientation on the deadly disease. Overall, around 3,000 people benefited out of this program.
Case study
Sterlite Bal Chetna Anganwadi Project
We are committed to improve the quality of life and social wellbeing of communities where we operate. Our social investment particularly focuses on uplifting and empowering the youth, women and children. We have launched ‘Sterlite Bal Chetna Anganwadi Project’, with the objective of holistic development of over two lakh underprivileged children (zero to six year’s age group) in 3,500 Anganwadi Centers, in phases, for improvement in health, pre-school education and linkage with formal education. The project has been implemented in 400 centres catering to 13,000 children and capacity building of 1,350 government and project staff in Phase-I. There has been a significant improvement in nutritional and health status; and the average attendance has increased by a substantial 36%. We aim to scale up to 600 additional anganwadi centers in 2009—10, which will cater to 39,000 children.
AWC Hatiyahoda before intervention
Anganwadi Center (AWC) — Hatiyahoda, is situated in the tribal village of Tidi, which is 35 kilometres from Udaipur. It is the only source of pre-school education for the tribal children (three to six years age group) in the village. At the time of adoption of AWC, its condition was deplorable in terms of regularity and timely opening of the centre, attendance of the children, distribution of supplementary nutrition, immunization, health and hygiene. As per base line survey conducted in the month of April 2008, the average attendance was only 19%, cleanliness of AWC and children was extremely poor and even health checkups and immunizations were highly irregular. There was no community/parents’ involvement.
AWC Hatiyahoda after intervention
Our team decided to intervene and set things in order. After 10 months of a successful journey of the Sterlite Bal Chetna Anganwadi (SBCA) Project, witnessed the following improvements: — AWC started opening regularly in time, for four hours every day on all working days and all the AWC functionaries started attending the centre with punctuality. — Continuous facilitation by SBCA project functionaries resulted in tremendous improvement in health, hygiene, attendance, enrolment, preschool education, and nutrition and community empowerment. — Average attendance of the children increased from 19% to 71%. — Regularity in maintenance of proper records. — Significant improvement in cleanliness of AWC and children. — Regular interactions with the parents and improved community involvement

40 Sterlite Industries (India) Limited Annual Report 2008-09
Investing on small Animal management is one of the main activities of the rural poor who own milch animals and goat. They have limited access to animal health care facilities. To address this issue, Sterlite in partnership with Tamilnadu Animal Husbandry Department organised animal health camps in five villages covering 3,100 cattles.
Sterlte has signed MOU with Apollo hospitals, Chennai for performing heart surgery for economically poor children under the age group of 0 -16 years. Fifty children were sponsored for free heart surgery at the cost of Rs. 50 lakhs during the year. The program was implemented in partnership with District Health Unit, Tuticorin. A heart screening camp was organised and children with heart diseases were identified. The children were referred to Apollo hospitals for surgery and during the reporting year heart surgery have been performed for 50 children.
At HZL, through Sterlite Bal Chetna Anganwadi Project and Mid Day Meal Programme, we have attained results of improvement in nutritional status, health and increase in average school attendance. Mid-day meals are provided to more than 180,000 students through Six Hi-tech centralised kitchens. Overall school attendance has improved to 90% and girls attendance by 70% as per World Bank study report. We organized health camps benefiting more than 70,000 rural masses and projects benefiting around 30,000 disabled people. We have also issued health cards to 7,500 students.
Cancer is a major emerging public health problem. Recognizing the magnitude of problem and poor accessibility of cancer treatment in Chhattisgarh, Shri Anil Agrawal, Chairman, took personal interest to establish a 350 bed mega Cancer Research and Development Hospital at Raipur, State capital of Chhattisgarh.
The project envisages establishing a hospital under the aegis of Vedanta Medical Research Foundation (VMRF) complemented by tertiary centres in three districts and 6 mobile cancer detection vans. The objective of the project includes treatment of cancer besides increasing public awareness regarding various cancers especially that of oral, cervical and breast cancers and to formulate strategies for risk reduction by stressing on the importance of early screening and treatment.
The cancer project has been kicked off by operationalising mobile cancer detection vans at Korba and Kawardha District. The vans are fully equipped with ultra modern instruments to screen out suspected patients from remote villages. This process of education and awareness generation at the community level is carried out in a unique way. A trained cadre of field investigators works in identified areas on pre specified schedule to impart community specific, messages, through interpersonal communication and also using specifically designed literature/graphics. Depending on the nature of the complaint, suspected cancer cases undergo clinical examinations at routinely organized mobile detection camps happening at concerned PHC.
The identified cases are referred to the BALCO Hospital (A temporary arrangement till the hospital comes in Raipur) for surgery, Biopsy and other reports of the tests are conveyed to the respective Field Investigators for further follow-up. Since starting, 597 suspected patients have been registered in which 39 patients have been diagnosed suffering from cancer.

41 Sterlite Industries (India) Limited Annual Report 2008-09
Model village
One of the major interventions in the Sterlite’s model village is the launch of child friendly village’s concept. In addition to that education, health and women empowerment are also the key focus areas and the work carried out in the model village in the following areas:
•	Through Child friendly village concept we ensured following things:
•	All school age children are in school

•	No child labour in the village

•	All children are immunized

•	All children possess a valid birth certificate
•	Nutritional security of the households.
•	With the objective of improving the nutritional security of the household, vegetable seed kits were distributed and the rural families were motivated and encouraged to raise backyard vegetable gardens.

•	Around 16 varieties of seeds were distributed to the families. The community members were given information about how to sow the seeds and manure application. The technical guidance was provided with the help of agriculture department. Each family has harvested 300 -400 grams of vegetables per day continuously for 55 days in a year. This activity has improved the household food security and thereby improving the nutritional status of the children.
•	Based on the request from the community a tailoring training centre has been inaugurated in the model. A baseline survey has been taken and the number of women engaged in agriculture activity and number of non working women population in the village is collected. Since a considerable women population are non-working and looking for learning new skills, the idea of starting tailoring training was mooted by the community members.

•	Local Government school and Anganwadi were renovated. Rural health unit was given special focus.
At HZL, Model Village Development taken up to improve the social and economic wellbeing of the people, by transforming 59 poverty stricken villages into model villages, in a phased manner, based on socio-economic indicators . During the year, 32 of the total 59 target villages were transformed into model villages, significantly improving quality of life of 72% targeted families. The same has been audited by Operations Research Group (ORG), New Delhi.
Total sanitation
The year 2008 was declared as year of sanitation by the international community. Sterlite has taken up sanitation as one of the agenda of the CSR activities. Awareness program on health and sanitation were conducted in three villages. After this program, there is a positive response from the community for constructing household toilets. The block development office is supporting people living below poverty line for constructing individual household toilet by giving a grant. In addition to this, Sterlite also contributed each family and motivated them to complete the work in time. As a result of this, 31 families have successfully completed the toilet construction work in two villages. The family members have been explained in detail about how to use the toilet and the advantages of using the toilet.
In Nainarpuram village, there is no public drainage system. As a result of this there is water stagnation in the streets and it has become a place for mosquito breeding. The community approached the company to support by constructing a community drainage canal and it was constructed in a short period of time.
Case study
New lease of Life to Bismillah Khan
“Chacha was suffering and writhing in pain from cancer, and was operated upon at BALCO hospital. Now we see him walking as usual in evening” narrates Shiv, a neighbour of Bismillah Khan.
In search of employment, Bismillah, 60 migrated from Chhapra District of Bihar and landed at Korba 20 years ago. While shouldering responsibility of 2 sons, 4 daughters, and grand children, he was leading a normal life.
Six months back, he developed pain in his back. “Earlier I thought it is ordinary pain. Gradually the intensity became unbearable. I completely became bed-ridden” recounts Bismillah.”. “One day while visiting Primary Health Centre, I saw a pamphlet about cancer detection camp happening in remote Ajgarbahar village. I immediately suggested Bismilah to attend the camp” speaks Haji Iquabla a friend. Diagnosed with cancer in stomach, Bismillah was called for a major surgery at BALCO hospital. “Had we sold all our assets, it would not have been possible to afford the cost of surgery and give a new lease of life to our father” speaks Nasir, elder son of Bismillah.

42 Sterlite Industries (India) Limited Annual Report 2008-09
Sustainable livelihood
Sterlite in partnership with Tuticorin Port Trust is implementing the coastal livelihood project with the objective of providing alternate employment opportunities for the coastal youth. Around 390 youth were trained in 13 identified trades. The vocational training are provided free of cost and the training institutes are identified through a transparent process.
Five girls who got trained in computer applications are working as part time data entry operators in the HR department of Sterlite. Similarly ten girls were placed in Indirect tax department as part time data entry operators. A group of 15 women who underwent tailoring training has started their production unit in a common community building. The women members approached the local panchayat leaders and were able to get the working place free of cost from the Panchayat.
At HZL, vocational trainings were given to rural youth through structured programs, for creating employability among unemployed rural youth. Our efforts have resulted in placements of 85% of the total 1,300 trained rural youth, with monthly earning of Rs. 4,000/- to Rs. 8,000/-.
Women empowerment
If the income generation increased in the hands of rural women, it will lead to better nutrition for infants, quality education to kids and superior socio-economic development. With this, Sterlite Women empowerment Project (SWEP) was conceived to help rural and coastal women to become self confident and economically independent.
The Sterlite Women Empowerment Project (SWEP) was initiated by Sterlite for empowering rural and coastal women. It was launched on 5th March 2005; the project has achieved formation of 799 Self-Help Groups (SHG) covering 11,200 rural women from marginalized sections of society. More than 110 groups have taken up profitable income generation activities. We have paid much attention to microfinance as a strategy capable of reaching women and involving them in the development process. The microfinance grass root institutions has made great strides toward identifying barriers to women’s access to financial services and developing ways to overcome those barriers. Our initiatives have helped the women to have access to working capital and training. The microfinance has helped to mobilize women’s productive capacity to alleviate poverty and maximize economic output. Over the last one year, Sterlite has formed 259 groups thus making the total number of groups formed to 799. Sterlite has also engaged 6 project partners. The income generation activities vary from Prawn pickle processing to Dry flower making, Household provision supply, Candle making, Milk vending, Rabbit rearing, Vessels rental and Petty shops. SHGs have displayed their products in District level exhibitions held in Tuticorin. This has also exposed them to understand customer perceptions to modify the products according to market demand. HZL also engaged in Women Empower project and during the year 215 Self Help Groups comprising of 3,400 rural women have been formed, providing the members an earning of Rs. 2,500/- to Rs. 6,000/- per month. Their cumulative fund base has surpassed Rs. 720,000.
Case study
Goat Rearing
Vadakusilukanpatty, a village near Tuticorin was identified as a Model Village; Sterlite initiated various kinds of activities under different focus areas like Education, Health, Women Empowerment and Rural Infrastructure. In addition to its initiatives the members of the Women Self Help Groups opted for an Income Generation Project. Goat Rearing Project is considered to be an income generation project that shows the way to earn their livelihood by being engaged in scientific and commercial animal husbandry practices. The project aims to produce variety goat for increased meat production. It is also significant that their initiative has been designed to form a goat cluster project covering the whole village. With this integrated approach they have been able to exemplarily perform over the project.
The Project investment was contributed 60% by the community and 40% from Sterlite. The purchased goats were insured in association with the Animal Husbandry Department. Since goat rearing does not require any elaborate skills, it has created a positive drive among the Self Help Group members of Vadakusilukanpatty in generating their individual family income.

43 Sterlite Industries (India) Limited Annual Report 2008-09
Case study
Readymade Garment Unit
Success happens when we set goals for ourselves, and when we come up with a realistic plan to achieve those goals and stick to the plan faithfully. Likewise, a readymade garment unit was found to channelize its way towards success faithfully. Sterlite Women Empowerment Project aims at empowering women economically and socially. As a cornerstone of the project a readymade garment unit is run by a woman who is empowered both socially and economically out of her hard work.
Ms. Dhanalakshmi, aged 33 yrs is a mother who lost her husband at a very young age and comes from a poor background. She had been educated upto Standard VIII and has completed her Diploma in Tailoring at the age of 14yrs. As she got married at a very early age, she was not able to sprout her career towards her vision. After a few years of happy married life she lost her husband, at the stage where she had no psychological and economical support to survive. After a lot of trauma underwent at her home she had to leave her home. In the position to support her family, she was guided by the self help group leader to start a readymade garment unit. With lot of desires in her mind and empty hands she did not know what to do.
As a first step towards her vision, she pledged her jewels for Rs. 30,000 and arranged to set a readymade garment unit. After receiving the loan from CRS she paid back her debts and started working towards her goal. Inspite of all the hurdles underwent she managed to withstand her economic instability. She was in a position to employ many women in the unit so as to empower them economically. The readymade garment unit is run by efficient self help group members and is engaged in exporting stitched pants, shirts, salwars and skirts to Puthiamputhur and to the local vendors.
Currently, the unit has got nine machines with nine self help group members working. Ms. Dhanalakshmi aims at establishing the unit as a widespread unit with a large number of women and an extensive export manufacturing. Tackling challenges would always build the character, just as lifting weights builds muscles. Likewise, Ms. Dhanalakshmi is contemporarily involved in strengthening of the unit which is expected to come out at a rapid expansion.

44 Sterlite Industries (India) Limited Annual Report 2008-09
Board of Directors
Mr. Anil Agarwal
Mr. Agarwal, 56, who founded the Vedanta/Sterlite group in 1976, is our Chairman and was appointed to our Board of Directors in 1978. He is also the Executive Chairman of Vedanta Resources Plc and the Director of
•	Bharat Aluminium Company Ltd

•	Sterlite Technologies Ltd

•	Sterlite Opportunities and Ventures Ltd

•	Sterlite Energy Ltd

•	Vedanta Aluminium Ltd

•	Copper Mines of Tasmania

•	Talanga Copper Mines

•	Vedanta Resources Holding Ltd

•	Vedanta Resources Investment Ltd

•	Finsider International Company Ltd

•	Sterlite Paper Ltd
Mr. Agarwal was previously our Chairman, Managing Director and CEO from 1980 until his term ended in October 2004. He has over 30 years of experience as an industrialist and has been instrumental in our growth and development since our inception.
Mr. Navin Agarwal
Mr. Navin Agarwal, 48, Executive Vice-Chairman, was appointed to our Board of Directors in August 2003. His responsibilities include executing our business strategy and monitoring the overall performance and growth of our organisation. Mr. Agarwal has been with the Company since its inception. He is also the Chairman of Konkola Copper Mines and The Madras Aluminium Company Ltd, Deputy Executive Chairman of Vedanta Resources Plc and Director of
•	Bharat Aluminium Company Ltd

•	Hindustan Zinc Ltd

•	Vedanta Aluminium Ltd

•	Sterlite Paper Limited

•	Sterlite Iron and Steel Company Ltd

•	Sterlite Infrastructure Private Ltd

•	Sterlite Infrastructure Holdings Private Ltd

•	Sterlite Energy Ltd

•	Finsider International Company Ltd
Mr. Navin Agarwal has over 20 years of experience in strategic management. He holds a Bachelor of Commerce degree from Sydenham College, Mumbai, and has also completed the Owner/President Management Program at Harvard University.
Mr. Gautam Bhailal Doshi
Mr. Doshi, 56, is an Independent Non-Executive Director and was appointed to our Board of Directors in December 2001. Since August 2005, he has been employed with Reliance ADA Group Private Limited. Before that, he was a partner of RSM & Co. in India from September 1997 to July 2005. Mr. Doshi has 25 years of experience in audit, finance and accounting. Mr. Doshi is a Fellow Member of the Institute of Chartered Accountants of India and was a member of the Central Council and the Western India Regional Council of the Institute of Chartered Accountants of India. He is also Director of
•	Reliance Communication Infrastructure Ltd

•	Reliance ADA Group Ltd

•	Reliance Life Insurance Company Ltd

•	Reliance Telecom Ltd

•	Reliance Big T V Ltd

•	Adlabs Films Ltd

•	Piramal Life Sciences Ltd

•	Connect Capital Private Ltd

•	Telecom Infrastructure Finance Private Ltd

•	Sonata Investments Ltd

•	Nahata Film Infotain Private Ltd

•	Reliance Homes Finance Private Ltd

45 Sterlite Industries (India) Limited Annual Report 2008-09
Mr. Berjis Minoo Desai
Mr. Desai, 52, is a Non-Executive Director and was appointed to our Board of Directors in January 2003. He holds a Masters Degree in law from the University of Cambridge and has been the managing partner of Messrs J. Sagar Associates since 2003. His expertise lies in laws relating to mergers and acquisitions, securities, international commercial arbitration and in financial and international business law. Before 2003, he was a partner at Messrs Udwadia, Udeshi & Berjis.
He is a Director of several companies including
•	The Great Eastern Shipping Company Ltd

•	Praj Industries Ltd

•	Emcure Pharmaceuticals Ltd

•	Centrum Capital Ltd

•	Kotak Mahindra Trusteeship Services Ltd

•	Greatship (India) Ltd

•	NOCIL Ltd

•	Deepak Nitrite Ltd

•	Inventurus Knowledge Solutions Private Ltd

•	Centrum Fiscal Private Ltd

•	Capricorn Studfarm Private Ltd

•	Capricorn Agrifarms & Developers Private Ltd

•	Capricorn Plaza Private Ltd

•	Equine Bloodstock Private Ltd

•	Sabro Capital Investment Advisors Private Ltd
Mr. Sandeep H. Junnarkar
Mr. Junnarkar, 57, is our Non-Executive Director and was appointed to our Board of Directors in June 2001. He is a solicitor and a partner of Messrs Junnarkar & Associates. Earlier, he was a partner at Messrs Kanga & Co. from 1981 to 2002. Mr. Junnarkar specialises in banking and corporate law. He has a Bachelor of Science (Honours) degree followed by a Bachelor of Laws degree, both from the University of Mumbai and is a member of the Bombay Incorporated Law Society.
He is a Director of several companies including
•	Everest Industries Ltd

•	Excel Crop Care Ltd

•	Jai Corp Ltd

•	Sunshield Chemicals Ltd

•	Reliance Industrial Infrastructure Ltd

•	Reliance Utilities Private Ltd

•	Reliance Industrial Investments & Holdings Ltd

•	Reliance Ports and Terminals Ltd

•	IL&FS Infrastructure Development Corporation Ltd

•	Jai Realty Ventures Ltd
Mr. Dindayal Jalan
Mr. D. D. Jalan, 52, is our Whole Time Director. Mr. Jalan joined our Company as the President of our Australian operations and was responsible for the business and operations of Copper Mines of Tasmania and Thalanga Copper Mines from January 2001 to February 2002 before becoming our Chief Financial Officer (Metals). He was appointed as our Chief Financial Officer in March 2003 and held that position until June 2009. Mr. Jalan has been the Chief Financial Officer of Vedanta since October 2005. Mr. Jalan has over 30 years of experience working in various companies in the engineering, mining and non-ferrous metals. He has received a Bachelor of Commerce degree from Gorakhpur University and is a member of the Institute of Chartered Accountants of India.
He is a Director of several companies including
•	Sterlite Opportunities and Ventures Ltd

•	Madanpur South Coal Company Ltd

•	Vedanta Resources Finance Ltd

•	Vedanta Resources Finance Cyprus Ltd

•	Thalanga Copper Mines Pty Ltd

•	Copper Mines of Tasmania Pty Ltd

•	Talwandi Sabo Power Ltd

46 Sterlite Industries (India) Limited Annual Report 2008-09
Directors’ Report
Your Directors are pleased to present the 34th Annual Report together with the statement of audited accounts for the financial year ended 31 March 2009.
Financial highlights
The following table gives the financial highlights of your Company on a standalone basis according to Indian Generally Accepted Accounting Principles (GAAP).

(Rs. In crore)
Year ended March 31	2009	2008

Turnover (gross)	12,277.74	13,451.59
Earning before interest, tax depreciation and amortisation	1,653.94	1,460.69
Less: Interest	203.92	164.45
Gross profit	1,450.02	1,296.24
Less: depreciation and amortisation	166.18	138.98
Exceptional items	(55.31)	52.97
Profit before tax	1,339.15	1,104.47
Taxation	102.72	152.84
Net profit for the year	1,236.43	951.63
Add: balance brought forward from previous year	1,944.10	1,426.93
Amount available for appropriation	3,180.53	2.378.56
Appropriation:
General reserve	204.00	100.00
Debenture redemption reserve	3.00	2.90
Proposed dividend on equity shares (including corporate tax thereon)	290.12	331.56
Balance carried forward to next year	2,683.41	1,944.10

Dividend
Your Directors are pleased to recommend a dividend of 175% (Rs. 3.5/- per equity share of Rs. 2/- each) for the financial year 2008-09. The dividend, if approved at the ensuing Annual General Meeting, will be paid to those shareholders whose names appear on the register of members of the Company as on 19 September 2009.
Financial review
During the year under review, the gross turnover of your Company decreased by 9% from Rs. 13,452 crore to Rs. 12,278 crore. The EBITDA for the same period increased from Rs. 1,461 crore to Rs. 1,654 crore representing an increase of 13%. The net profit increased by 30% from Rs. 952 crore to Rs. 1,236 crore in the current year. The decrease in turnover can primarily be attributed to 22% reduction in LME prices from US$7,600 per tonne to US$5,900 per tonne and decreased sales volume due to lower copper cathode production as a result of a planned bi-annual plant maintenance shut down for 26 days in May and June 2008 and an unplanned shut down due to damage in a cooling tower at the Tuticorin facility in November 2008, which was partially offset by a depreciation of the Indian Rupee against the US dollar by 14.1%.
Operational review
We produced 312,833 MT of cathodes, a decrease of 8% from the previous year of 339,294 MT. We also produced 219,879 MT of copper rods, a decrease of 2% from the previous year production of 224,758 MT. The production of sulphuric acid decreased by 4% from 1,027,771 MT to 987,512 MT. Decreased production was primarily due to lower copper cathode production as a result of a planned bi-annual plant maintenance shut down for 26 days in May and June 2008 and an unplanned shut down due to damage in a cooling tower at the Tuticorin facility in November 2008.
During the year under review, your Company consolidated its leadership position in domestic copper with record sales of 198,455 MT of copper with a market share of 29% in India. Your Company also exported 114,114 MT of copper during the year. Exports included 59,767 MT of copper rods. Malaysia, Saudi Arabia, Thailand, China and Singapore are the key markets and we continue to develop a larger customer base for the export of copper rods.
Corporate governance and additional information to shareholders
A detailed report on the corporate governance system and practices of your Company along with auditor’s certificate on compliance are given as a separate chapter in the Annual Report.

47 Sterlite Industries (India) Limited Annual Report 2008-09
Management discussion and analysis
A detailed report on Management Discussion and Analysis is provided as a separate chapter in the Annual Report.
Subsidiary companies
Sterlite (USA) Inc. and Talwandi Sabo Power Limited became subsidiaries of your Company during the year. Including this, your Company had eleven subsidiary companies as on 31 March 2009.
The shareholders may refer to the statement under Section 212 of the Companies Act, 1956 and information on the financial statements of subsidiaries appended to the above Statement under Section 212 of the Companies Act, 1956 in this Annual Report for further information on these subsidiaries.
The Ministry of Corporate Affairs vide its letter No. 47/41 2009 —CL-III dated 19 February 2009 granted approval to your Company, for not attaching the financial statements of subsidiary companies to the financials of your Company for 2008-09.
Members may write to Company Secretary at Sterlite Industries (India) Limited, SIPCOT Industrial Complex, Madurai-Byepass Road, Tuticorin — 628 002 to obtain a copy of the financial statements of the subsidiary companies.
The consolidated financial statements, in terms of Clause 32 of the Listing Agreement and in terms of Accounting Standards 21 as prescribed by Companies (Accounting Standards) Rules, 2006 issued by Ministry of Corporate Affairs vide notification no. G.S.R. 739 (E) dated 7 December 2006 also form part of this Annual Report.
Postal ballot
Your Company has not carried out any activities through Postal Ballot.
Fixed deposits
Your Company has not accepted or renewed any fixed deposits under section 58A of the Companies Act, 1956. No amount of principal or interest was outstanding as on 31 March 2009.
Directors
Mr. Ishwarlal Patwari ceased to be a Director on his demise on
8 July 2008.
Mr. Kuldip Kumar Kaura ceased to be the Managing Director and Chief Executive Officer of the Company on expiry of his term on 1 October 2008.
Mr. Dwarka Prasad Agarwal and Mr. Tarun Jain ceased to be Directors of the Company effective from 31 March 2009.
The Board places on record the contributions of Mr. Ishwarlal Patwari, Mr. Kuldip Kumar Kaura, Mr. Dwarka Prasad Agarwal and Mr. Tarun Jain, during their tenure as Directors of the Company.
Mr. D.D. Jalan was appointed as a Whole Time Director of the Company for a period of two years i.e. 24 December 2008 to 23 December 2010. The resolution has been included in the notice of the Annual General Meeting scheduled to be held on 19 September 2009. The brief profile of Mr. D. D. Jalan is given in the chapter on Corporate Governance.
Mr. Sandeep Junnarkar and Mr. Berjis Desai retire by rotation at the ensuing Annual General Meeting scheduled on 19 September 2009 and being eligible offer themselves for re-appointment. The brief profiles of Mr. Sandeep Junnarkar and Mr. Berjis Desai are given in the chapter on Corporate Governance.
Information pursuant to section 217 of the companies act, 1956
A. Conservation of energy, research & developments, technology absorption, foreign exchange earnings and outgo
The particulars as prescribed under section 217(1)(e) of the Companies Act, 1956, read with the Companies (Disclosure of Particulars in the Report of the Board of Directors) Rules, 1988 are set out as an annexure to the Director’s Report.
B. Particulars of employees
Pursuant to the provisions of Section 217(2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975 as amended, the names and other particulars of employees are set out as an annexure to the Directors’ Report. However, as per provisions of Section 219(1)(b)(iv) of the Companies Act, 1956, the report and the accounts are being sent to all the shareholders excluding the aforesaid information. Any shareholder desirous of obtaining such particulars may write to the Company Secretary at the registered office of the Company.
C. Directors’ responsibility statement
As required under Section 217(2AA) of the Companies Act, 1956, your Directors hereby confirm that:
•	In the preparation of the annual accounts, applicable accounting standards have been followed along with proper explanations relating to material departures;

•	Such accounting policies have been selected and they have consistently applied them and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period.

•	Proper and sufficient care for maintenance of adequate accounting records have been taken in accordance with the provisions of this Act, for safeguarding the assets of the Company, and for preventing and detecting fraud and other irregularities;

•	The accounts are prepared on ‘going concern’ basis.

48 Sterlite Industries (India) Limited Annual Report 2008-09
Auditors
The statutory auditors of the Company, M/s. Chaturvedi & Shah, Chartered Accountants and M/s. Deloitte Haskins & Sells, Chartered Accountants, retire at the ensuing Annual General Meeting.
M/s. Chaturvedi & Shah and M/s Deloitte Haskins & Sells, Chartered Accountants have confirmed their eligibility and willingness to accept office of Auditors.
The Audit Committee and the Board of Directors therefore recommend M/s. Chaturvedi & Shah and M/s Deloitte Haskins & Sells, Chartered Accountants as statutory auditors of the Company for 2009-10 for the approval of shareholders.
Auditors’ qualification on accounts
Notes to the accounts, as referred in the auditors report, are self-explanatory and a practice consistently followed, and therefore do not call for any further comments and explanations.
Asarco acquisition
Asarco, formerly known as the American Smelting and Refining Company, is over 100 years old and is currently the third largest copper producer in the United States. It produced 241,000 tonnes of refined copper in 2008. Asarco’s mines have estimated reserves of 5.2 million tonnes of contained copper as of January 2008. For the year ended 31 December 2008, Asarco had total revenues of $1.9 billion and profit before tax of $393 million. The integrated assets proposed to be acquired by us include three open-pit copper mines and a copper smelter in the State of Arizona, United States and a copper refinery, rod plant, cake plant and precious metals plant located in the State of Texas, United States. We will assume Asarco’s operating liabilities, but not the legacy liabilities for asbestos and environmental claims for Asarco’s ceased operations. The consideration being paid is towards the gross fixed assets and working capital of Asarco.
We believe that Asarco will be a strategic fit with our existing copper business by:
•	leveraging our operational and project execution skills to develop and optimize Asarco’s mines and plants;

•	providing access to attractive mining assets with a long life;

•	providing geographic diversification through entry into the North American market; and

•	providing a stable operating and financial platform for Asarco.
On 6 March 2009, we and Asarco, a signed an agreement for us to acquire substantially all of the operating assets of Asarco for $1.7 billion. Previously, on 30 May 2008, we had signed an agreement to acquire substantially all of the operating assets of Asarco for $2.6 billion in cash following an auction process. Then, on 13 October 2008, due to the financial turmoil, the steep fall in copper prices and adverse global economic conditions, we informed Asarco that we could not complete the transaction at the previously agreed purchase price. The current agreement to acquire Asarco follows a renegotiation of, and supercedes in its entirety, the prior agreement.
The current agreement remains subject to approval by the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division before which Asarco has been in reorganization proceedings under Chapter 11 of the US Bankruptcy Code. As a result, there can be no assurance that court approval will be obtained or that the proposed sale will be concluded.
Group structure
The Agarwal Group, being a “group” defined under the Monopolies and Restrictive Trade Practices Act, 1969, (MRTP Act) controls the Company. The names of companies and persons comprising the Agarwal Group, have been disclosed in the Annual Report of the Company for the purpose of Regulation 3(1)(e) of the SEBI (Substantial Acquisition of Shares and Takeover) Regulations, 1997.
Depository system and listing of shares
Details of the depository system and listing of shares are given in the section “Additional Shareholder Information”, which forms a part of the Corporate Governance Report and is attached with the Annual Accounts.
Registrar and share transfer agent
Details of the depository system and listing of shares are given in the section “Additional Shareholder Information”, which forms a part of the Corporate Governance Report and is attached with the Annual Accounts.
During the year, M/s. Karvy Computershare Private Limited, Hyderabad, acted as the Registrar and Share Transfer Agent of the Company.

49 Sterlite Industries (India) Limited Annual Report 2008-09
Awards and accolades
A detailed report on the awards won by your Company during the year ended 31 March 2009 is given in a separate section in this Annual Report.
Corporate social responsibility
A detailed report on the Corporate Social Responsibility of your Company is given in a separate section in this Annual Report.
Acknowledgements
Your Company maintained healthy, cordial and harmonious industrial relations at all levels. The enthusiasm and unstinting efforts of the employee have enabled your Company to remain at the forefront of the industry. The Directors place on record their sincere appreciation for significant contributions made by the employees through their dedication, hard work and commitment towards the success and growth of the Company.
The Directors also acknowledge the support and assistance extended to us by the Government of India, various state governments, and government departments, financial institutions, bankers, shareholders and investors at large, and look forward to having the same support in our endeavours.
For and on behalf of the Board of Directors
Anil Agarwal
Chairman
Place: Mumbai
28 April 2009

50 Sterlite Industries (India) Limited Annual Report 2008-09
Annexure-A
Statement containing particulars required under the companies (disclosure of particulars in the report of board of directors) rules, 1988 and forming part of the Directors’ report for the year ended 31 March 2009.
(A) Conservation of energy:
a)	Conservation of natural resources continues to be the key focus area of our company. Following are some of the important steps taken in this direction.
i.	The replacement of Natural briquette in place of Furnace Oil has resulted in the lowering of steam cost by Rs. 1,017/MT resulting in a net saving of Rs. 1.55 crore.

ii.	In Smelter, power saving of 6,600 Units/Day was achieved by stopping one cooling water pump in cooling tower, which has resulted in annual savings of Rs. 1.06 crore.

iii.	Covering of cell house bottom area during winters and the use of better quality cell covers has resulted in the reduction in steam consumption by 17 Kgs/MT over 2007-08, a saving of Rs. 35 Lakhs.

iv.	Cell intermediate bus bars were changed during the period of 2008-09 due to which the Cathode Contact voltage reduced by 4 mV. This has given a savings of 4 Units/MT in power consumption, a savings of Rs. 26.71 Lakhs.

v.	In CCR Plant, Usage of alternate high absorption container desiccant with increased absorption power efficiency by developing new vendor and reduced price has been implemented. This has resulted in an annual savings of Rs. 14 Lakhs.

vi.	Specific consumption of petro products like LPG and Furnace Oil was reduced by 1.0 % and 1.7 % respectively compared to that of previous year, which has contributed in reducing the cost of production of anode.

vii.	For improvement of copper recovery, the conveyor modification was executed. Modification in converter operation also yielded good benefits by reduction of slag losses.

viii.	Steam consumption in Phosphoric acid plant was reduced to 20Kg/MT from 150kg/MT, which has reduced the manufacturing cost of Phosphoric acid production.

ix.	Reverse Osmosis Plant (RO Plant) of capacity 300 M3/Day was commissioned, which has resulted in reduction in purchase of water from TWAD board at the cost of Rs. 22/MT and the treated water is being used in higher end applications like Boiler and Purification system in Refinery.

x.	In Refinery, the increase in electrolyte flow has increased the metal ion concentration resulting in operating less number of cells in the purification section for same amount of the impurity removal. This has resulted in the reduction in power consumption by 1.5 Lakhs unit/month.

xi.	In CCR plant, power saving of 3 units/MT has been achieved by installation Variable Speed Drive (VSD) for shaft furnace blower and delivery pump of cooling tower to heat exchanger, resulted in annual savings of Rs. 4 Lakhs.

xii.	In Anode Casting Plant, the blower efficiency of Furnace No. 2 was increased from 900 mmwc to 1200 mmwc resulting in the reduction in Furnace Oil consumption from 55 lit/MT to 52.5 Lit/MT.

xiii.	Replacement with high efficiency pumps in Piparia plant has resulted in savings of 4 Units/MT.

xiv.	The LPG consumption at CCR was reduced by 1.2 % by reducing the heat losses through launder by insulation.
b)	Additional investments and proposals, if any, being implemented for reduction of consumption of energy

The Company is taking various initiatives for reduction of consumption of energy as a key focus area.

c)	Impact of above measures in a) and b) for reduction of energy consumption and consequent impact of cost of production of goods.

The efforts taken to conserve energy will not only bring down the cost of production significantly, but will also help us to preserve the environment.

d)	Total energy consumption and energy consumption per unit of production.

As per Form A annexed.
(B) Technology absorption
Efforts made in technology absorption As per Form B annexed.
(C) Foreign exchange earnings and outgo
(a)	Activities relating to export, initiatives taken to increase export; development of new export markets for products and services; and export plan:
i.	The export volume for 2008-09 was 114,114 MT- a reduction of almost 37% from the previous year. The reduction was a conscious decision to service opportunities in the more profitable domestic market.

ii.	There was a marginal volume decrease of almost 2% in the value added products (copper wire rods) over the achievement made in 2007-08.
(b) Total Foreign Exchange used and earned:

	Amount (Rs. in crore)
S No.Particulars	2008-09	2007-08

1) Foreign exchange earnings	4,580.17	7,075.36

2) Foreign exchange outgo:-
CIF Value of imports of Raw Material, Components & Spare Parts	8,197.01	11,496.55
Capital Goods	19.21	2.33
Others	183.33	319.18

51 Sterlite Industries (India) Limited Annual Report 2008-09
Form ‘A’
Disclosure of particulars with respect to conservation of energy

		Year Ended	Year Ended
		31 March	31 March
Particulars	Unit	2009	2008

A. Power and Fuel Consumption
Electricity
Purchase Unit	MWH	184,739.94	195,035.95
Total Amount (Exc. Demand Charges)	Rs. crore	74.34	65.61
Rate/Unit	Rs.	4.02	3.36
Own generation Unit — MWH		325,367.90	342,900.00
Unit per unit of fuel		4.85	4.54
Cost/Unit	Rs.	5.50	4.66

Furnace Oil
Quantity	KL	76,740.30	90,636.27
Total Amount	Rs. crore	177.57	168.87
Average Cost per litre	Rs.	23.14	18.63

Diesel Oil
Quantity	KL	483.70	482.94
Total Amount	Rs. crore	1.64	1.50
Average Cost per litre	Rs.	33.97	31.12

L.P.G./Propane/IPA
Quantity	MT	11,658.27	12,390.95
Total Amount	Rs. crore	47.21	43.82
Average Cost per litre	Rs.	40.50	35.36

LSHS
Quantity	MT	7,410.94	2,428.56
Total Amount	Rs. crore	21.35	4.22
Average Cost per litre	Rs.	28.81	17.37

B. Consumption per MT of Production
Electricity	MWH	1.63	1.59
Furnace Oil	KL	0.25	0.27
Diesel Oil	KL	0.01	0.01
L.P.G./Propane/IPA	MT	0.04	0.04
LSHS	MT	0.02	0.01

52 Sterlite Industries (India) Limited Annual Report 2008-09
Form ‘B’
Form of disclosure of particulars with respect to technology absorption

Research and development (R & D)

1. Specific areas in which R & D carried out by the Company		Not Applicable

2. Benefits as a result of R & D		Not Applicable

3. Future plan of action		Not Applicable

4. Expenditure on R &D	}
a. Capital	}
b. Recurring	}	Not Applicable
c. Total	}
d. Total R & D expenditure as a percentage of total turnover	}

Technology absorption, adaptation and innovation

1. Efforts in brief made towards technology absorption, adaptation and innovation	i.	Re-Designing and Modification of Secondary ducts, RHF HVS modification and SGS modifications had resulted in hygiene improvement.
	ii.	In Sulphuric acid plant (SAP) automated catalyst screening machine was commissioned during campaign shutdown has resulted in time saving and efficiency of screening operation has improved.
	iii.	Additional SO2 stripper installation in Gas Cleaning Plant in SAP has resulted in reduction in solid waste generation.
	iv.	Flash mixture installation in Effluent Treatment Plant (ETP) #2 and ETP # 3 has reduced the consumption of major chemicals, which has resulted in reduction in generation of hazardous solid waste and contributed in controlling the cost of production.
	v.	To extend the value chain in precious metal business, the Dore Plant project was conceptualized and executed.
	vi.	Built the process capability to process different sources of Rock to produce Phosphoric Acid. The PAP team has fine tuned the plant operating parameters to process various other low cost rocks. This has catapulted the Acid Business to a different Business model.
	vii.	CCV Reduction in Refinery by coating of hanger-bars.
	viii.	Reduction in Steam consumption in machine by installation of control valves and static mixer.
	ix.	Replacement of pumps with high energy efficiency pumps to reduce power consumption in the unit.
	x.	Replacement of electrical vapourizer with solar vapourizer to reduce power consumption in CCR.
	xi.	Replacement of burners and roof modification in ACP Furnace #2 to reduce Furnace Oil consumption.

2. Benefits derived as a result of above efforts e.g., product improvement,cost reduction, product development, import substitution	The Above mentioned initiatives have resulted in a lower cost of production and a better working environment.

3. In case of imported technology (imported during the last 5 years reckoned from the beginning of the financial year) following information may be furnished
a. Technology imported		Sulphuric Acid Plant — Aker Kvaerner Chemetics (Year 2004)
b. Year of import	Continous Copper Cast Rods — Continuous Properzi S.P.A (Year 2004)
Selenium Plant — Outokempu Outotec OYJ (Year 2005)
Bismuth Plant — IBC Advanced Technologies (Year 2007)
Dore Plant — Outokempu Outotec OYJ (Year 2009)
c. Has technology been fully absorbed		The technology has been fully absorbed.

53 Sterlite Industries (India) Limited Annual Report 2008-09
Annexure to the Directors’ report
List of companies/persons constituting the Agarwal Group coming within the definition of the ‘group’ as defined under the Monopolies and Restrictive Trade Practices Act, 1969, and controlling the Company, include the following:

Sr. No	Name of Group Companies

1.	Volcan Investments Limited, Bahamas
2.	Vedanta Resources Plc, United Kingdom
3.	Vedanta Finance Jersey Limited, Jersey
4.	Vedanta Resources Holdings Limited, United Kingdom
5.	Twinstar Holdings Limited, Mauritius
6.	Welter Trading Limited, Cyprus
7.	Vedanta Resources Finance Limited, United Kingdom
8.	Vedanta Resources Cyprus Limited, Cyprus
9.	Richter Holding Limited, Cyprus
10.	Westglobe Limited, Mauritius
11.	Finsider International Company Limited, United Kingdom
12.	Sesa Goa Limited, India
13.	Sesa Industries Limited, India
14.	Konkola Copper Mines Plc, Zambia
15.	Vedanta Aluminium Limited, India
16.	The Madras Aluminium Company Limited
17.	Sterlite Paper Limited, India
18.	Sterlite Opportunities and Ventures Limited, India
19.	Talwandi Sabo Power Limited, India
20.	Hindustan Zinc Limited, India
21.	Bharat Aluminium Company Limited, India
22.	THL KCM Limited, Mauritius
23.	KCM Holdings Limited, Mauritius
24.	Vedanta Resources Investments Limited, United Kingdom
25.	THL Aluminium Limited, Mauritius
26.	Monte Cello BV, Netherlands
27.	Sterlite Energy Limited, India
28.	Copper Mines of Tasmania Pty Ltd, Australia
29.	Sterlite (USA) Inc., USA
30.	Fujairah Gold FZE, UAE
31.	Thalanga Copper Mines Pty Ltd., Australia
32.	Monte Cello NV, Netherlands Antilles
33.	Anil Agarwal Discretionary Trust, Bahamas
34.	Onclave PTC Limited, Bahamas
35.	Lakomasko BV, Netherlands
36.	Mr. Anil Agarwal
For and on behalf of the Board of Directors
Anil Agarwal
Chairman
Place: Mumbai
Dated: 28 April 2009

54 Sterlite Industries (India) Limited Annual Report 2008-09
Corporate Governance
Company’s philosophy on code of governance
Sterlite Industries (India) Ltd. (‘Sterlite’) believes that high standards of corporate governance are critical to ensure business success. The Company has always believed in conducting its affairs in a fair and transparent manner and in maintaining the highest ethical standards in its dealings with all its constituents. Sterlite’s mission is to constantly review its systems and procedures to achieve the highest level of corporate governance in the overall interest of all the stakeholders.
The Directors of Sterlite continue to be committed to the highest standards of corporate governance practices in its management of the affairs of the Group and accountability to shareholders. The Board believes that sound corporate governance is essential to achieving the Company’s strategy to create a world class metals and mining Group and generate strong financial returns. The Directors are especially aware of the need for a strong corporate governance framework in the current climate and the need not only to reflect the changing nature of the Group’s businesses but the environment in which it operates. It has, therefore, adopted practices mandated in Clause 49 and established procedures and systems to be fully compliant with it.
This chapter, along with the chapters on Management Discussion and Analysis and Additional Shareholders. Information, reports Sterlite’s compliance with Clause 49 of the Listing Agreement with the Stock Exchanges.
Board of directors
Composition of the Board
As on 31 March 2009, Sterlite’s Board comprised of six Directors. The Non-Executive Chairman and the Executive Vice-Chairman are the two promoter Directors on the Board. In addition, the Board has one Whole-time Director and three Non-Executive independent Directors. The details are given in Table 1.
Number of Board Meetings
In 2008-09, the Board of the company met fourteen times on 26 April 2008, 10 & 30 May 2008, 28 June 2008, 28 July 2008, 9 & 24 September 2008, 23 October 2008, 11 & 28 November 2008, 24 December 2008, 24 January 2009, 10 February 2009 and 6 March 2009. The maximum gap between any two Board meetings was less than four months. Table 1 gives the details.
Directors’ Attendance Record and Directorships
Table 1: Composition of the Board of Directors

					No. of other Directorships and
					Committee membership/Chairmanships
		Attendance Particulars			in other Indian public companies
		Number of Board Meetings			Other	Committee	Committee
Name of the Directors	Category	Held	Attended	Last AGM	Directorships[1]	Memberships[2]	Chairmanships[2]

Mr. Anil Agarwal (Chairman)	Promoter, Non- Executive	14	1	No	6	Nil	Nil
Mr. Navin Agarwal (Executive Vice Chairman)	Promoter, Executive	14	11	No	7	2	Nil
Mr. Dwarkaprasad Agarwal*	Promoter, Non-Executive	14	13	No	Not Applicable	Not Applicable	Not Applicable
Mr. Ishwarlal Patwari**	Promoter, Non-Executive	4	3	No	Not Applicable	Not Applicable	Not Applicable
Mr Sandeep Junnarkar	Independent —Non Executive	14	13	Yes	10	4	Nil
Mr. Gautam Doshi	Independent —Non Executive	14	14	No†	9	9	2
Mr. Berjis Desai	Independent —Non Executive	14	10	No	8	5	2
Mr. Kuldip Kumar Kaura***	Executive	7	7	No	Not Applicable	Not Applicable	Not Applicable
Mr. Tarun Jain*	Executive	14	12	No	Not Applicable	Not Applicable	Not Applicable
Mr. D D Jalan**** (Whole Time Director)	Executive	3	3	No	3	Nil	Nil

Notes:

1.	The Directorships held by Directors as mentioned above do not include alternate directorships and directorships of foreign companies, Section 25 companies and private limited companies.

2.	In accordance with Clause 49 of the Listing Agreement, Memberships/Chairmanships of only the Audit Committees and Shareholders’/Investors’ Grievance Committees of all public limited companies have been considered.

As detailed in the table above, none of the Directors is a member of more than 10 Board-level Committees of public companies in which they are Directors, nor is Chairman of more than five such Committees.

*	Mr. Dwarkaprasad Agarwal and Mr. Tarun Jain ceased to be Directors of the Company effective 31 March 2009.

**	Mr. Ishwarlal Patwari ceased to be a Director of the Company effective 8 July 2008 due to his demise.

***	Mr. K. K. Kaura’s was re-appointed as Managing Director and Chief Executive Officer of the Company effective 1 April 2008 to 30 September 2008. On completion of his tenure, he ceased to be the Managing Director and Chief Executive Officer of the Company effective 1 October 2008.

****	Pursuant to Section 260 of the Companies Act, 1956, Mr. D. D. Jalan was appointed as an Additional Director upto the ensuing Annual General Meeting and designated as a Whole Time Director of the Company with effect from 24 December 2008 for a period of two (2) years i.e. upto to 23 December 2010.

†	The Chairman of Audit Committee could not attend the 33rd AGM due to unforeseen circumstances.

55 Sterlite Industries (India) Limited Annual Report 2008-09
Directors with Materially Pecuniary or Business Relationship with the Company
As mandated by Clause 49, the Independent Directors on Sterlite’s Board:
•	Apart from receiving Director’s remuneration, do not have any material pecuniary relationships or transactions with the company, its promoters, its Directors, its senior management or its holding company, its subsidiaries and associates which may affect independence of the Director.

•	Are not related to promoters or persons occupying management positions at the Board level or at one level below the Board.

•	Have not been an executive of the company in the immediately preceding three financial years.

•	Are not partners or executives or were not partners or an executives during the preceding three years of the:
a)	Statutory audit firm or the internal audit firm that is associated with the company.

b)	Legal firm(s) and consulting firm(s) that have a material association with the company.
•	Are not material suppliers, service providers or customers or lessors or lessees of the company, which may affect independence of the Director.

•	Are not substantial shareholders of the company i.e. do not own two percent or more of the block of voting shares.
Transactions with related parties are disclosed in Note 34 — ‘Notes forming part of the Accounts’ annexed to the financial statements of the year. There has been no materially relevant pecuniary transaction or relationship between Sterlite and its non-executive and/or independent Directors during the year 2008-09.
Information presented to the Board
Amongst other matters, information presented to the Board includes:
•	Annual operating plans and budgets and any update thereof;

•	Capital budgets and any updates thereof;

•	Annual Accounts, Half-yearly and Quarterly results for the company and operating divisions and business segments;

•	Minutes of the meetings of the Audit Committee and other Committees of the Board;

•	Information on recruitment and remuneration of senior officers just below the level of Board, including the appointment or removal of Chief Financial Officer and Company Secretary;

•	Materially important show cause, demand, prosecution notices and penalty notices;

•	Fatal or serious accidents, dangerous occurrences, any material effluent or pollution problems;

•	Any material default in financial obligations to and by the company, or substantial non-payment for goods sold by the company;

•	Any issue, which involves possible public or product liability claims of substantial nature, including any judgement or order which, may have passed strictures on the conduct of the company or taken an adverse view regarding another enterprise that can have negative implications on the company;

•	Details of any joint venture or collaboration agreement;

•	Transactions that involve substantial payment towards goodwill, brand equity or intellectual property;

•	Significant labour problems and their proposed solutions. Any significant development in human resources/industrial relations front like signing of wage agreement, implementation of voluntary retirement scheme, etc.;

•	Sale of material nature of investments, subsidiaries, assets, which is not in the normal course of business;

•	Quarterly details of foreign exchange exposures and the steps taken by management to limit the risks of adverse exchange rate movement, if material;

•	Non-compliance of any regulatory, statutory nature or listing requirements and shareholders service such as non-payment of dividend, delay in share transfer, etc.;

•	Statement of significant transactions and arrangements entered by unlisted subsidiary Companies;

•	Declaration of Dividend;

•	General notices of interest of Directors;

•	Internal audit findings (through the Audit Committee);

•	Subsidiary companies minutes, financial statements, significant investments and other significant transactions and arrangements, if any.
In addition to the areas described above, the Company’s audit committee looks into controls and security of the Company’s critical IT applications, the internal and control assurance audit reports of all divisions and deviations from the Code of Business Principles, if any.
The Board of Sterlite Industries (India) Ltd is presented with detailed notes along with the agenda papers, well in advance of the meeting. The Board periodically reviews compliance reports of all laws applicable to the company, prepared by the company as well as steps taken by the company to rectify instances of non-compliances.
Code of Business Ethics & Conduct
The Board of Sterlite Industries (India) Limited, at its meeting on 12 January 2007, revised its earlier code of business ethics and conduct for all Board members, senior management and employees of the company. The code of business ethics and conduct is available on the website of the company, www.sterlite-industries.com . All Board members and senior management personnel have affirmed compliance with the code of business ethics and conduct. The Chief Executive Officer (CEO) and the Whole-time Director & CFO has also confirmed and certified the same (certification is enclosed at the end of this report).
Risk Management
Please refer to the details stated in the Financial Review.

56 Sterlite Industries (India) Limited Annual Report 2008-09
Committees of the board
Audit Committee
As on 31 March 2009, Sterlite’s Audit Committee consisted of Mr. Gautam Doshi (Chairman), Independent Director, Mr. Sandeep Junnarkar, Independent Director, and Mr. Berjis Desai, Independent Director. Mr. Gautam Doshi is the financial expert in the Audit Committee and all members of the Audit Committee have accounting and financial management knowledge and expertise.
The Committee met six times during the course of the year on 26 April 2008, 28 June 2008, 28 July 2008, 23 October 2008, 11 November 2008 and 24 January 2009. Table 2 gives attendance record.
Table 2: Attendance record of the Audit Committee for 2008-09

			No. of Meetings
Name of Members	Category	Status	Held	Attended

Mr. Gautam Doshi	Independent	Chairman	6	6
Mr. Sandeep Junnarkar	Independent	Member	6	5
Mr. Berjis Desai	Independent	Member	6	4

The Chief Executive Officer (CEO), the Chief Financial Officer (CFO) and representatives of the Statutory Auditors and Internal Auditors are regularly invited by the Audit Committee to its meetings. The Company Secretary is the Secretary to the Committee.
The functions of the Audit Committee of the company include the following:
1.	Oversight of the company’s financial reporting process and the disclosure of its financial information to ensure that the financial statement is correct, sufficient and credible

2.	Recommending to the Board, the appointment, re-appointment and, if required, the replacement or removal of the statutory auditor and the fixation of audit fees

3.	Approval of payment to statutory auditors for any other services rendered by the statutory auditors.

4.	Reviewing, with the management, the annual financial statements before submission to the Board for approval, with particular reference to:
a)	Matters required to be included in the Director’s Responsibility Statement to be included in the Board’s report in terms of clause (2AA) of section 217 of the Companies Act, 1956.

b)	Changes, if any, in accounting policies and practices and reasons for the same.

c)	Major accounting entries involving estimates based on the exercise of judgment by management.

d)	Significant adjustments made in the financial statements arising out of audit findings.

e)	Compliance with listing and other legal requirements relating to financial statements.

f)	Disclosure of any related party transactions.

g)	Qualifications in the draft audit report.

h)	Reviewing, with the management, the statement of uses/application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilized for purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency monitoring the utilisation of proceeds of a public or rights issue, and making appropriate recommendations to the Board to take up steps in this matter.
5.	Reviewing, with the management, the quarterly financial statements before submission to the Board for approval.

6.	Reviewing, with the management, performance of statutory and internal auditors, adequacy of the internal control systems.

7.	Reviewing the adequacy of internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.

8.	Discussion with internal auditors any significant findings and follow up thereon.

9.	Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board.

10.	Discussion with statutory auditors before the audit commences, about the nature and scope of audit as well as post-audit discussion to ascertain any area of concern.

11.	Reviewing the company’s risk management policies and functioning of the Whistle Blower Mechanism.

12.	To look into the reasons for substantial defaults in the payment to the depositors, debenture holders, shareholders (in case of non payment of declared dividends) and creditors.

13.	Reviewing any changes in the accounting policies or practices as compared to the last completed financial year and commenting on any deviation from the Accounting Standards.

14.	Carrying out any other function as is mentioned in the terms of reference of the Audit Committee.

57 Sterlite Industries (India) Limited Annual Report 2008-09
The Audit Committee is empowered, pursuant to its terms of reference, to:
a)	Investigate any activity within its terms of reference and to seek any information it requires from any employee.

b)	Obtain legal or other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise, when considered necessary.
The Company has systems and procedures in place to ensure that the Audit Committee mandatorily reviews:
•	Management discussion and analysis of financial condition and results of operations.

•	Statement of significant related party transactions (as defined by the Audit Committee), submitted by management.

•	Management letters/letters of internal control weaknesses issued by the statutory auditors

•	Internal audit reports relating to internal control weaknesses.

•	The appointment, removal and terms of remuneration of the chief internal auditor.
In addition, the Audit Committee of the company is also empowered to review the financial statements, in particular, the investments made by the unlisted subsidiary companies (if any), in view of the requirements under Clause 49.
The Audit Committee is also apprised on information with regard to related party transactions by being presented with:
•	A statement in summary form of transactions with related parties in the ordinary course of business.

•	Details of material individual transactions with related parties which are not in the normal course of business.

•	Details of material individual transactions with related parties or others, which are not on an arm’s length basis along with management’s justification for the same.
Shareholders’/Investors’ Grievances Redressal Committee
The Shareholders’ Grievance Redressal Committee of the Company reviews matters related Grievances of shareholders and investors. The Committee primarily focuses on review of investor complaints and its redressal, queries received from investors i.e. transfer of shares, issue of share certificates, non-receipt of Annual Report, non-receipt of declared dividends etc and reviews the Report presented by Share Transfer Agent of the Company. The Committee comprises of two members: Mr. Sandeep Junnarkar who is Chairman of the Committee and Mr. Berjis Desai being the other member. The Committee met three times during the year on 26 April 2008, 28 July 2008 and 24 January 2009. Table 3 gives the details of attendance.
Table 3: Attendance record of the Shareholders’/Investors’ Grievances Redressal Committee for 2008-09

			No. of Meetings
Name of Members	Category	Status	Held	Attended

Mr. Sandeep Junnarkar	Independent	Chairman	3	3
Mr. Berjis Desai	Independent	Member	3	2
Mr. Tarun Jain *	Executive	Member	3	3

*	Mr. Tarun Jain ceased to be a member of the Shareholders’/Investors’ Grievance Redressal Committee effective 31 March 2009.
Remuneration Committee
The Company’s Remuneration Committee is responsible for recommending the fixation and periodic revision of remunerations (including commissions and/or incentives, etc) of the Managing Director and Executive Directors. This is done after reviewing their performance based on pre-determined evaluation parameters and the Company policy of rewarding achievements and performance.
Payment of remuneration to the Executive Vice-Chairman, Managing Director and Whole-time Director is governed by the respective agreements executed between them and the Company and are governed by Board and shareholders’ resolutions. The remuneration structure comprises of Salary, commission linked to profits, perquisites and allowances and retirement benefits (pension, superannuation and gratuity). Table 4 details the composition and attendance record of the Remuneration Committee.

58 Sterlite Industries (India) Limited Annual Report 2008-09
Table 4: Attendance record of the Remuneration Committee for 2008-09

			No. of Meetings
Name of Members	Category	Status	Held	Attended

Mr. Berjis Desai	Independent	Chairman	3	3
Mr. Gautam Doshi	Independent	Member	3	3
Mr. Anil Agarwal	Promoter, Non-executive	Member	3	NIL

The details of such remuneration, including commission to non-executive Directors have been disclosed in Table 5 below.
Remuneration of Directors
Information on remuneration of Directors during the year ended 31 March 2009 is set forth in Table 5 below.
Table 5: Remuneration paid or payable to Directors for the year ended 31 March 2009 and relationship with each other

				Provident		Stock-holding
				& Super-		options of
			Salary and	annuation		the Holding	Total
Name of the Director	Relationship with other Directors[1]	Sitting Fees[2]	Perquisites	Funds	Commission[3]	Company[4]	In Rs.

Mr. Anil Agarwal	Son of Mr. Dwarka Prasad Agarwal and brother of Mr. Navin Agarwal	N A	—	—	—	—	—
Mr. Navin Agarwal[5]	Son of Mr. Dwarka Prasad Agarwal and brother of Mr. Anil Agarwal	N A	59,005,225	6,075,000	—	4,926,394	70,006,619
Mr. Dwarka Prasad Agarwal	Father of Mr. Anil Agarwal and Mr. Navin Agarwal	260,000	—	—	—	—	260,000
Mr. Ishwarlal Patwari (ceased as a Director effective July 8, 2008)	None	60,000	—	—	—	—	60,000
Mr Sandeep Junnarkar[6]	None	340,000	—	—	1,250,000	—	1,590,000
Mr. Gautam Doshi	None	370,000	—	—	1,250,000	—	1,620,000
Mr. Berjis Desai	None	290,000	—	—	1,250,000	—	1,540,000
Mr. Kuldip Kumar Kaura[7]	None	N A	38,087,826	1,161,378	—	3,399,970	42,649,174
Mr. Tarun Jain[8]	None	N A	28,853,829	2,761,776	—	3,399,970	35,015,575
Mr. D. D. Jalan[9]	None	N A	2,993,407	294,596	—	—	3,288,003

Notes:

1.	Determined on the basis of criteria of Section 6 of the Companies Act, 1956.

2.	Sitting fees include payment for Board-level Committee meetings.

3.	Commission to Non-Executive Independent Directors is payable for the financial year ended 31 March 2009.

4.	The Company has granted stock option of its holding company to its Executive Directors (please refer Note no. 19 of Schedule 21)

5.	Mr. Navin Agarwal’s service contract expired on 31 July 2008. It has been extended for a further period of 5 (five) years from 1 August 2008 to 31 July 2013.

6.	The Company has paid a sum of Rs. 8,967 and Rs. 284,630 to M/S Junnarkar & Associates and J Sagar and Associates, in which Mr. Sandeep Junnarkar and Mr. Berjis Desai respectively is a partner.

7.	Mr. K. K. Kaura’s service contract expired on 31 March 2008. It has been extended for a further period of 6 months i.e. from 1 April 2008 to 30 September 2008. Mr. Kaura ceased to be a Director effective 1 October 2008.

8.	Mr. Tarun Jain’s service contract is for a period of 5 (five) years from 24 November 2004 to 23 November 2009. Mr. Tarun Jain ceased to be a Whole Time Director and Director of the Company effective 31 March, 2009.

9.	Mr. D. D. Jalan was appointed as a Whole Time Director and service contract executed for a period of 2 (two) years i.e. from 24 December 2008 to 23 December 2010.
Share/Debenture Transfer Committee
The Board of Directors have delegated the power to approve share/debenture transfers, transmission and consider split/consolidation requests to the Share/Debenture Transfer Committee. The Company’s Share/Debenture Transfer Committee consists of three Directors, namely, Mr. D. D. Jalan, Mr. Gautam Doshi and Mr. Berjis Desai. Mr. K. K. Kaura ceased to be a Member of the Committee effective 30 September 2008 and Mr. Tarun Jain ceased to be a Member of the Committee effective 31 March 2009. The Share/Debenture Transfer Committee met twenty-three times during the year.
Banking and Authorisation Committee
The Banking and Authorisation Committee consisted of three Directors of the Company, namely, Mr. Navin Agarwal, Mr. K. K. Kaura and Mr. Tarun Jain. On expiry of term of Mr. K. K. Kaura as Managing Director effective 1 October 2008, the Banking and Authorisation Committee was re-constituted by appointing Mr. Navin Agarwal, Mr. Tarun Jain, Mr. S. L. Bajaj, Mr. Ramesh Nair and Mr. D. D. Jalan as members to the Committee. The Committee approves on behalf of the Company, any changes in authorised signatories for banking operations, delegation of powers for day to day excise and sales tax matters, authorisation to specific employees for certain contractual obligations and such other delegation as may required. The Committee met once during the year.

59 Sterlite Industries (India) Limited Annual Report 2008-09
Shares and Convertible Instruments Held by Non-Executive Directors
Table 6 gives details of the shares and convertible instruments held by the non-executive Directors as on 31 March 2009.
Table 6: Details of the shares and convertible instruments held by the non-executive Directors as on 31 March 2009

Number of
convertible
		Number of	instruments
Name of the Director	Category	shares held	held

Mr. Anil Agarwal	Promoter	Nil	Nil
Mr. Sandeep Junnarkar	Independent	18,000	Nil
Mr. Gautam Doshi	Independent	Nil	Nil
Mr. Berjis Desai	Independent	Nil	Nil

Subsidiary companies
Clause 49 defines a ‘material non-listed Indian subsidiary’ as an unlisted subsidiary, incorporated in India, whose turnover or net worth (i.e. paid up capital and free reserves) exceeds 20% of the consolidated turnover or net worth respectively, of the listed holding company and its subsidiaries in the immediately preceding accounting year.
Sterlite had, as on 31 March 2009, no such subsidiaries.
Management
Management Discussion and Analysis
This annual report has a detailed chapter on Operational Performance and Financial Review.
Disclosures by Management to the Board
All disclosures relating to financial and commercial transactions where Directors may have a potential interest are provided to the Board, and the interested Directors do not participate in the discussion nor do they vote on such matters.
Disclosure of Accounting Treatment in Preparation of Financial Statements
Sterlite has followed the guidelines of accounting standards referred to in Section 211(3C) of the Companies Act, 1956 including Accounting Standard (AS)-30 on ‘Financial Instruments : Recognition and Measurement’ and Limited revision arising out of it in other Accounting Standards, issued by ‘The Institute of Chartered Accountants of India’.
Code for Prevention of Insider-Trading Practices
In compliance with the SEBI regulation on prevention of insider trading, the Company has instituted a comprehensive code of conduct for its Directors, management and officers. The code lays down guidelines, which advises them on procedures to be followed and disclosures to be made, while dealing with shares of company, and cautioning them of the consequences of violations. The code clearly specifies, among other matters, that Directors and specified employees of the Company can trade in the shares of the company only during ‘Trading Window Open Period’. The trading window is closed during the time of declaration of results, dividend and material events, etc. as per the Code.
The Company Secretary is the Compliance Officer.
CEO/CFO Certification
The CEO and CFO certification of the financial statements for the year is enclosed at the end of the report.
Shareholders
Appointment/Re-appointment of Directors
Profile of Directors along with the Directorship details who are retiring by rotation is provided herewith.
Mr. Sandeep Junnarkar
Mr. Sandeep H. Junnarkar is our Non-Executive Director and was appointed to our board of directors in June 2001. Mr. Junnarkar is a solicitor and a partner of Messrs Junnarkar & Associates. Mr. Junnarkar specializes in banking and corporate law and regularly advises on all aspects of exchange control under the Foreign Exchange Management Act, 1999, and Securities Contracts (Regulation) Act, 1956. Mr. Junnarkar has a Bachelor of Law from the University of Mumbai and is a member of the Bombay Incorporated Law Society.

60 Sterlite Industries (India) Limited Annual Report 2008-09
Other Directorships
1.	Everest Industries Limited
2.	Excel Crop Care Limited
3.	IL&FS Infrastructure Development Corp Limited
4.	Jai Corp Limited
5.	Jai Realty Ventures Limited
6.	Reliance Industrial Infrastructure Limited
7.	Reliance Industrial Investments & Holdings Limited
8.	Reliance Ports and Terminals Limited
9.	Reliance Utilities Private Limited
10.	Sunshield Chemicals Limited
11.	Tilaknagar Industries Limited
Other Committee Memberships
Audit Committee
Reliance Utilities Private Limited
Everest Industries Limited
Reliance Industrial Infrastructure Limited
Tilaknagar Industries Limited
Shareholders & Investors’ Grievance Committee
Reliance Industrial Infrastructure Limited
Remuneration Committee
Everest Industries Limited
Excel Crop Care Limited
IL&FS Infrastructure Development Corpn Limited
Reliance Industrial Infrastructure Limited
Mr. Berjis Desai
Mr. Berjis Minoo Desai is our Non-Executive Director and was appointed to on the Board of Directors of the Company in January 2003. Mr. Desai is a solicitor and has been the managing partner of Messrs J. Sagar Associates since 2003 specializing in mergers and acquisitions, securities, financial and international business laws and international commercial arbitration. Mr. Desai has a Bachelor of Arts and a Bachelor of Law from the University of Mumbai and a Master of Law from the University of Cambridge.
Other Directorships
1.	The Great Eastern Shipping Company Limited
2.	NOCIL Limited
3.	Praj Industries Limited
4.	Emcure Pharmceuticals Limited
5.	Greatship (India) Limited
6.	Kotak Mahindra Trusteeship Services Limited
7.	Centrum Capital Limited
8.	Deepak Nitrite Limited
9.	Inventurus Knowledge Solutions Private Limited
10.	Centrum Fiscal Private Limited
11.	Capricorn Studfarm Private Limited
12.	Capricorn Agrifarms & Developers Private Limited
13.	Capricorn Plaza Private Limited
14.	Equine Bloodstock Private Limited
15.	Sabre Capital Investment Advisors Private Limited
16.	Sabre Abraaj Private Equity Advisors Private Limited
Other Committee Memberships
Audit Committee
Emcure Pharmaceuticlas Limited
The Great Eastern Shipping Company Limited
Shareholders & Investors’ Grievance Committee
NOCIL Limited
The Great Eastern Shipping Company Limited
Centrum Capital Limited
Remuneration Committee
The Great Eastern Shipping Company Limited
Emcure Pharmaceuticals Limited
Mr. D. D. Jalan
Mr. Dindayal Jalan joined Sterlite Group in 2001 as President-Australian Operations, responsible for their mines in Australia and moved to the position of CFO Vedanta in the year 2005.
He has over 30 years of experience with companies in the engineering, mining and non-ferrous metal sectors Mr. Jalan had been associated with the Aditya Birla Group in various capacities between 1978 to 2000.
He is a member of the Institute of Chartered Accountants of India.
Mr. D. D. Jalan does not hold any shares in the Company.
Other Directorships
1.	Sterlite Opportunities and Ventures Limited
2.	Madanpur South Coal Company Limited
3.	Thalanga Copper Mines Pty Limited
4.	Copper Mines of Tasmania Pty Limited
5.	Vedanta Resources Finance Limited
6.	Vedanta Resources Finance Cyprus Limited
7.	Talwandi Sabo Power Limited
Other Committee Memberships
Nil

61 Sterlite Industries (India) Limited Annual Report 2008-09
Communication to Shareholders
Sterlite Industries (India) Ltd. puts forth key information about the company and its performance, including quarterly results, official news releases, and presentations to analysts, on its website www.sterlite-industries.com regularly for the benefit/information of the public at large.
During the year, the quarterly results of the Company’s performance have been published in leading newspapers such as ‘The Economic Times’ in English and ‘Dinamalar’ (Tamil Nadu edition) in the vernacular. Hence, they are not separately sent to individual shareholders Sterlite, however, furnishes the quarterly and half-yearly results on receipt of a request from any shareholder.
Investor Grievances & Shareholder Redressal
The company has appointed, M/s. Karvy Computershare Private Limited, as its Registrar and Share Transfer Agent, who are fully equipped to carry out share transfer activities and redress investor complaints. Company Secretary is the Compliance Officer for redressal of all shareholders’ grievances.
Disclosures on materially significant related party transactions ie transactions of the Company of material nature, with its Promoters, the Directors or the management, their relatives, or subsidiaries, etc that may have potential conflict with the interests of the Company at large.
None of the transactions with any of the related parties were in conflict with the interest of the Company. Attention of members is drawn to the disclosures of transactions with related with related parties as set out in Notes on Accounts — Schedule ‘21’ forming part of the Annual Report.
Details of Non-Compliance by the Company
1.	SEBI barred the Company from accessing the Indian Capital Market for Equity/Debt issue for a period of two years from 19 April 2001. The matter relates to alleged price manipulation during an open offer for the acquisition of shares in Indian Aluminium Company Limited made by the Company. The Company appealed against the SEBI Order before the Securities Appellate Tribunal (SAT). The SAT vide its order dated 22 October 2001 set aside the earlier SEBI order. SEBI has preferred an appeal against the SAT order in the High Court of Judicature at Bombay and the same is pending.
General Body Meetings
Date, time and venue for the last three annual general meetings and extraordinary general meetings are given in Table 7 below.
Table 7: Details of last three Annual General Meetings

Special
Resolutions
Financial year	Meeting	Date	Time	Venue	Passed

2005-06	AGM	20 Sep 2006	11.30 A.M.	B 10/4, Waluj MIDC Industrial Area, Waluj, Dist: Aurangabad — 431133, Maharashtra	None
2006-07	EGM	11 Dec 2006	11.30 A.M.	B 10/4, Waluj MIDC Industrial Area, Waluj, Dist: Aurangabad — 431133, Maharashtra	None
2006-07	AGM	28 Sep 2007	11.30 A.M.	Tamira Club, Tamira Niketan, SIPCOT Industrial Complex, Madurai Bye-pass Road, T.V. Puram P.O. Tuticorin 628002, Tamil Nadu	None
2007-08	AGM	22 Aug 2008	12 noon	Tamira Club, Tamira Niketan, SIPCOT Industrial Complex, Madurai Bye-pass Road, T.V. Puram P.O. Tuticorin 628002, Tamil Nadu	None

Postal Ballot
No resolution was passed during the financial year through Postal Ballot.
No resolution is proposed to be passed at the forthcoming Annual General Meeting through postal ballot.

62 Sterlite Industries (India) Limited Annual Report 2008-09
Compliance
Mandatory Requirements
The company is fully compliant with the applicable mandatory requirements of Clause 49.
Non-Mandatory Requirements
The details of compliance of the non-mandatory requirements are listed below.
Remuneration Committee
Details of the composition and function of the Remuneration Committee are given in the section ‘Committees of the Board’.
Shareholder Rights — furnishing of half-yearly results
Details of the shareholders’ rights in this regard are given in the section ‘Communication to Shareholders’.
Audit Qualifications
During the current financial year, there are no audit qualifications in the financial statements. The company continues to adopt appropriate best practices in order to ensure unqualified financial statements.
Whistle-blower Policy
Sterlite has a whistle blower policy, where any instance of non-adherence to the Policy or any observed unethical behaviour is to be brought to the attention of the Head of Management Assurance System. During the year, the concerns reported under this mechanism have been scrutinised and appropriate actions taken.
Auditor’s certificate on corporate governance
The company has obtained a Certificate from the Statutory Auditors regarding compliance of conditions of corporate governance, as mandated in Clause 49. The certificate is annexed to this report.

63 Sterlite Industries (India) Limited Annual Report 2008-09
Additional Shareholder Information

Annual General Meeting
Date:	19 September 2009
Time:	2.00 PM
Venue:	SIPCOT Industrial Complex Madurai Bye pass Road.
TV Puram P.O. Tuticorin 628 002, Tamil Nadu
Financial Calendar
1 April to 31 March.
The tentative financial calendar for the year ending 31 March 2010 is given below
Board Meetings for considering the quarterly results for the first three quarterly for the financial year ending 31 March 2010 — Within one month from the end of each quarter
Board Meeting for considering audited results for the last quarter and for the financial year ending 31 March 2010 — Within three months from the end of the financial year
Book Closure
The books will be closed from 16 September 2009 to 19 September 2009 as annual closure for the Annual General Meeting.
Dividend Date
The Board has recommended a dividend of Rs. 3.50 per share of Rs. 2 each fully paid up i.e. 175% for the year ended 31 March 2009, which would be payable on and after 19 September 2009 if approved, by the shareholders at the ensuing Annual General Meeting scheduled on 19 September 2009.
Listing
Equity shares of Sterlite Industries (India) Ltd are listed on the Bombay Stock Exchange Limited, Mumbai and National Stock Exchange of India Limited, Mumbai.
On 19 June 2007, the Company issued 15,00,00,000 American Depository Shares (ADS), which are listed and traded in the New York Stock Exchange (NYSE) of which 75,678,479 ADS were outstanding as on 31 March 2009.
Stock Codes
•	BSE: 500900

•	NSE: STER/EQ

•	NYSE: SLT (for ADS)
The ISIN number (or demat number) for Equity Shares of the Company on both the NDSL and CDSL is INE268A01031.
The Company’s ADS carry CUSIP number 859737207.
All listing and custodial fees to the Stock Exchange and depositories have been paid to the respective institutions.

64 Sterlite Industries (India) Limited Annual Report 2008-09
Stock Data
Table 8 below gives the monthly high and low prices and volumes of Sterlite Industries (India) Ltd’s equity shares at Bombay Stock Exchange Limited (BSE), the National Stock Exchange Limited (NSE) and the New York Stock Exchange, US (NYSE) for the year 2008-09.
Table 8: High and Low Prices, and Trading Volumes at the BSE and NSE

	Bombay Stock Exchange (BSE)			National Stock Exchange (NSE)			NYSE[1]
Month	High (Rs. )	Low (Rs. )	Volume (Nos.)	High (Rs. )	Low (Rs. )	Volume (Nos.)	High (US$)	Low (US$)	Volume (Nos.)

Apr 2008	909.70	703.00	4,282,900	912.00	703.30	19,951,068	22.06	17.77	15,183,700
May 2008	954.70	800.00	4,704,922	990.00	804.10	25,229,852	23.00	19.51	16,240,900
Jun 2008	954.80	660.30	5,456,356	954.10	660.00	23,775,179	21.96	15.89	27,114,400
Jul 2008	722.00	569.90	9,737,033	723.80	562.15	37,706,995	16.20	12.90	38,837,400
Aug 2008	652.00	549.90	8,915,747	652.10	574.00	32,185,457	15.06	13.07	20,802,100
Sep 2008	643.00	401.25	25,467,125	643.00	400.50	74,684,529	14.29	8.07	25,166,100
Oct 2008	438.70	164.50	21,800,481	440.50	165.10	58,664,639	9.10	3.12	31,463,800
Nov 2008	306.95	195.05	20,071,978	309.00	192.50	56,194,370	6.21	3.91	31,868,100
Dec 2008	314.70	217.10	26,418,949	314.95	213.35	67,994,201	6.43	4.23	24,846,700
Jan 2009	338.85	235.00	19,414,820	339.40	235.30	58,501,657	6.79	4.65	26,067,100
Feb 2009	290.00	237.45	16,154,788	289.90	222.20	54,612,596	5.87	4.55	27,107,200
Mar 2009	378.85	234.00	23,583,896	379.65	215.20	78,611,668	7.29	4.23	25,861,900

Note:
1.	One American Depository Share is equal to one equity share of Rs. 2 each, issued by the Company in June 2007.
Stock Performance
Chart ‘A’ plots the movement of Sterlite’s shares adjusted closing prices compared to the BSE Sensex.
Chart A: Share prices of Sterlite Industries (India) Ltd versus BSE Sensex for the year ended 31 March 2009
Note: Share price of Sterlite Industries and BSE SENSEX have been indexed to 100 on 1 April 2008

65 Sterlite Industries (India) Limited Annual Report 2008-09
Chart ‘B’ plots the movement of Sterlite’s shares adjusted closing prices compared to the NIFTY.
Chart B: Share prices of Sterlite Industries (India) Ltd versus NSE NIFTY for the year ended 31 March 2009
Note: Share price of Sterlite Industries and NSE NIFTY have been indexed to 100 on 1 April 2008
Share Transfer Agents and Share Transfer and Demat system
Sterlite executes share transfers through its share transfer agents, whose details are given below,:
Karvy Computershare Private Limited
Plot No. 17-24, Vittal Rao Nagar
Cyberabad, Madhapur, Hyderabad 500081
Tel: +91-40-2342 0818
Fax: +91-40-2342 0814
Contact Person: Mr. K. S. Reddy
Email: einward.ris@karvy.com
In compliance with the SEBI circular dated 27 December 2002, requiring share registry in terms of both physical and electronic mode to be maintained at a single point, Sterlite has established direct connections with National Securities Depositories Limited (NSDL) and Central Depository Services (India) Limited (CDSL), the two depositories, through its share transfer agent.
Shares received in physical form are processed and the share certificates are returned within stipulated time from the date of receipt, subject to the documents being complete and valid in all respects. The Company has, as per SEBI guidelines, offered the facility for dematerialised trading.
The company’s equity shares are under compulsory dematerialised trading. Shares held in the dematerialised form are electronically traded in the Depository. The Registrar and the Share Transfer Agent of the Company periodically receives data regarding the beneficiary holdings, so as to enable them to update their records and send all corporate communications, dividend warrants, etc.
As on 31 March 2009, dematerialised shares accounted for 43.83 percent of total equity.
For the Company’s ADSs, Citibank N.A., New York acts as the Company’s depositories.
Table 9 gives details about the nature of complaints.
Table 9: Number and nature of complaints for the year 2008-09

1. Number of complaints received during the year from the investors comprising of Non receipt of Dividend/Interest Warrants, Non receipt of securities sent for transfer and transmission, complaints received from SEBI etc.	1,015
2. Number of complaints resolved	1,015
3. Complaints Pending as at 31 March 2009	NIL
4. Number of cases of share Transfers pending for approval as at 31 March 2009	NIL

66 Sterlite Industries (India) Limited Annual Report 2008-09
Shareholding Pattern
Tables 10 and 11 give the pattern of shareholding by ownership and share class respectively.
Table 10: Pattern of shareholding by ownership as on 31 March 2009

	No. of
	Equity Shares
	(Face value of
	shareholding	Shares held
	Rs. 2/- each)	(%)

A. Promoters holding
Promoters
Indian Promoters	26,575,484	3.75
Foreign Promoters	406,961,874	57.44

a) Banks, Financial Institutions, Insurance Companies (Central/State Govt Institutions/Non-government, Institutions)	34,114,948	4.82
b) Foreign Institutional Investors (FIIs)	60,925,031	8.60
c) Foreign Direct Investment (FDI)	Nil	—
d) Mutual Funds (including UTI)	24,988,106	3.53
e) Private Corporate Bodies	26,958,480	3.80
f) Indian Public	28,960,299	4.08
g) NRIs/OCBs	2,060,461	0.29
h) Shares held by custodians against which Depository Receipts have been issued	75,678,479	10.68

Clearing Member	3,509,700	0.50
Trusts	17,761,549	2.51

Grand Total	708,494,411	100.00

Table 11: Pattern of shareholding by share class as on 31 March 2009

	Number of	Number of	Shareholding
Shareholding class	shareholders	shares held	%

Up to 5,000	108,697	19,059,810	2.69
5,001 to 10,000	444	3,142,934	0.44
10,001 to 15,000	131	1,601,522	0.23
15,001 to 20,000	55	968,509	0.14
20,001 to 25,000	40	912,053	0.13
25,001 to 50,000	100	3,654,577	0.52
50,001 to 100,000	83	6,135,702	0.87
100,001 and above	223	597,340,825	84.31
Equity shares underlying ADSs	1	75,678,479	10.68

Total	109,774	708,494,411	100.00

Details of public funding obtained in the last three years and outstanding warrants/ADSs and their implications on Equity
Financial Year 2008-09
On 19 June 2007, the Company issued 150,000,000 American Depository Shares (ADS), which are listed and traded in the New York Stock Exchange (NYSE) of which 75,678,479 ADS were outstanding as on 31 March 2009. Each ADS represents one equity share of face value Rs. 2 each fully paid-up. As on 31 March 2009, there were 15 registered holders of the ADSs.
Table 12: Details of public funding obtained during the last three years and its implication on paid up Equity Share Capital

Financial Year	Amt. raised through Public Funding	Effect on paid up Equity Share Capital

2006-07	NIL	NIL
2007-08	Issue of 150,000,000 ADSs, each representing one equity share of face value Rs. 2 each	The number of paid up equity shares of the Company increased from 558,494,411 shares of Rs. 2 each to 708,494,411 shares of Rs. 2 each

2008-09	NIL	NIL

67 Sterlite Industries (India) Limited Annual Report 2008-09
Plant Locations

Division	Location

Copper Anodes (Smelter), Refinery, Continuous Cast Copper Rods and Captive Power Plants	Tuticorin (Tamil Nadu)

Copper Cathodes (Refinery) and Continuous Cast Copper Rods	Chinchpada (Silvassa, UT of D&H)

Continuous Cast Copper Rods	Piparia (Silvassa, UT of D&H)

Continuous Cast Copper Rods	Lonavala (Maharashtra)

Aluminium Alloy Sheets & Foils	Sanaswadi, Dist. Pune (Maharashtra)
Investor Correspondence Address
For shares held in physical form
Karvy Computershare Private Limited
Plot No. 17-24, Vittal Rao Nagar
Cyberabad, Madhapur, Hyderabad 500081
Tel: +91-40-2342 0818
Fax: +92-40-2342 0814
Contact Person: Mr. K. S. Reddy
Email: einward.ris@karvy.com
For Shares held in dematerialised form
To the Depository Participant
Compliance Officer for Investor Redressal
Company Secretary
Sterlite Industries (India) Ltd
SIPCOT Industrial Complex
Madurai Bye-pass Road, TV Puram PO
Tuticorin 628 008, Tamil Nadu, INDIA
Tel No. +91-461-661 2591
Fax: +91-461- 234 0203
Email: comp.sect@vedanta.co.in
Transfer of unclaimed dividend to Investor Education and Protection Fund (IEPF)
The Notes to the Notice details the due dates on which unclaimed dividends lying in the unpaid dividend accounts of the Company would be credited to the IEPF. Investors are requested to claim their unclaimed dividends before these due dates.
Pursuant to Section 205C of the Companies Act, 1956 and the IEPF (Awareness and Protection of Investors) Rules, 2001, a sum of Rs. 75,58,890 being the unclaimed dividend for the year 2000-2001 has been credited to the IEPF.
For and on behalf of the Board of Directors
Anil Agarwal
Chairman
Place: Mumbai
Date: 28 April 2009

68 Sterlite Industries (India) Limited Annual Report 2008-09
Certification by Whole-time Director & CFO and Chief Executive Officer of the Company
We, R. Kishore Kumar, Chief Executive Officer and Mr. D D Jalan, Whole-time Director & Chief Financial Officer of Sterlite Industries (India) Ltd, to the best of our knowledge and belief, certify that:
1.	We have reviewed the balance sheet and profit and loss account, Cash Flow Statement and all its schedules etc., and confirm that:
a.	Based on our knowledge and information, these statements do not contain any untrue statement of a material fact or omit to state a material fact or contain statements that might be misleading.

b.	Based on our knowledge and information, the financial statements, present in all material respects, a true and fair view of, the company’s affairs and are in compliance with the existing accounting standards and/or applicable laws and regulations.
2.	To the best of our knowledge and belief, no transactions entered into by the company during the period are fraudulent, illegal or violative of the company’s code of conduct.

3.	We are responsible for establishing and maintaining internal controls for financial reporting and we have evaluated the effectiveness of the internal control systems of the company, and we have:
a.	designed such controls and procedures to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles;

c.	evaluated the effectiveness of the company’s disclosure, controls and procedures; and
4.	We confirm that:
a.	There are no deficiencies in the design or operation of internal controls, which could materially adversely affect the company’s ability to record, process, summarise and report financial data;

b.	There are no significant changes in internal controls during the period;

c.	All significant changes in accounting policies during the year have been disclosed in the notes to the financial statements; and

d.	There are no instances of significant fraud of which we are aware, that involves management or other employees who have a significant role in the company’s internal controls system.
5.	We affirm that we have not denied any personnel, access to the Audit Committee of the company (in respect of matters involving alleged misconduct) and we have provided protection to ‘whistle blowers’ from unfair termination and other unfair or prejudicial employment practices.
Kishore Kumar
Chief Executive Officer
D D Jalan
Whole-time Director & Chief Financial Officer
Place: Mumbai
Date: 28 April 2009

69 Sterlite Industries (India) Limited Annual Report 2008-09
Certification on Code of Conduct and Ethics by Whole-time Director & CFO and Chief Executive Officer of the Company
We, R. Kishore Kumar, Chief Executive Officer and Mr. D. D. Jalan, Whole-time Director & Chief Financial Officer of Sterlite Industries (India) Ltd, hereby declare that:
The Company has obtained from all the members of the Board and Senior Management, affirmation that they have complied with the Code of Business Conduct and Ethics for Directors and Senior Management in respect of the financial year
2008- 09.
Kishore Kumar
Chief Executive Officer
D D Jalan
Whole-time Director & Chief Financial Officer
Place: Mumbai
Date: 28 April 2009
Certificate on Corporate Governance
To
The Members of Sterlite Industries (India) Limited
1.	We have examined the compliance of conditions of Corporate Governance by Sterlite Industries (India) Limited (the Company”), for the financial year ended 31 March 2009, as stipulated in clause 49 of the Listing Agreement of said Company with the stock exchanges.

2.	The compliance of conditions of Corporate Governance is responsibility of the management. Our examination was limited to the review of the procedures and implementations thereof, adopted by the company for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor expression of opinion on the financial statement of the Company.

3.	The Chairman of the Audit Committee could not attend the 33rd Annual General Meeting of the Company held on 22 August 2008 in view of the reason explained in the report on the Corporate Governance; however, the Vice Chairman of the Audit Committee was present.

4.	In our opinion and to the best of our information and according to the explanations given to us and based on the representations made by the directors and the management, we certify that the Company has complied in all material respect with the conditions of Corporate Governance as stipulated in clause 49 of the Listing Agreement, except as stated in paragraph 3 above.

5.	We state that such compliance is neither an assurance as to future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For Chaturvedi & Shah	For Deloitte Haskins & Sells
Chartered Accountants	Chartered Accountants

R. Koria	Shyamak R. Tata
Partner	Partner
Membership No. 35629	Membership No. 38320

Place: Mumbai
Date: 28 April 2009

70 Sterlite Industries (India) Limited Annual Report 2008-09
Auditors’ Report
To,
The Members of Sterlite Industries (India) Limited
1.	We have audited the attached Balance Sheet of ‘STERLITE INDUSTRIES (INDIA) LIMITED’ (the “Company”), as at 31 March, 2009 and the Profit and Loss Account and the Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audit in accordance with Auditing Standards generally accepted in India. These Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	As required by the Companies (Auditor’s Report) Order, 2003 issued by Central Government of India in terms of Section 227 (4A) of the Companies Act 1956, we enclose in the Annexure a statement on the matters specified in the paragraphs 4 and 5 of the said order.

4.	Further to our comments in the above Annexure referred to above, we report that:
a)	We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;

b)	In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of such books;

c)	The Balance Sheet, Profit & Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

d)	In our opinion the Balance Sheet, the Profit & Loss Account and Cash Flow Statement dealth with by this report, complies with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956 including Accounting Standard (AS) — 30 on “Financial Instruments: Recognition and Measurement” and limited revision arising out from the announcement of the Institute of Chartered Accountants of India on 29 March 2008 as stated in Note 4 of Schedule 21;

e)	On the basis of the written representations received from the Directors as on 31 March, 2009, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31 March, 2009 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956; and

f)	In our opinion and to the best of our information and according to the explanations given to us, the said accounts read together with Significant Accounting Policies and notes thereon give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India: -
I)	in the case of the Balance Sheet, of the state of affairs of the Company as at 31 March, 2009;

II)	in the case of the Profit & Loss Account, of the Profit for the year ended on that date; and

III)	in the case of the Cash Flow Statement, of the Cash Flows for the year ended on that date.

For Chaturvedi & Shah	For Deloitte Haskins & Sells
Chartered Accountants	Chartered Accountants

R. Koria	Shyamak R. Tata
Partner	Partner
Membership No. 35629	Membership No. 38320

Place: Mumbai
Date: 28 April 2009

71 Sterlite Industries (India) Limited Annual Report 2008-09
Annexure to Auditors’ Report
(Referred to in paragraph 3 of our report of even date)
As required by the Companies (Auditor’s Report) Order, 2003 issued by the Central Government of India in terms of Section 227 (4A) of the Companies Act 1956, and on the basis of such checks as we considered appropriate, we further report that:-
(i)	In respect of its fixed assets:
(a)	The Company has generally maintained proper records showing full particulars including quantitative details and situation of fixed assets.

(b)	The Company has a programme of physical verification of its fixed assets in a three year period, which in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. In accordance with such programme, the fixed assets were not due for verification by the management during the year.

(c)	In our opinion and according to the information and explanations given to us, the Company has not made any substantial disposal of fixed assets during the year and going concern status of the Company is not affected.
(ii)	In respect of its inventories:
(a)	As explained to us, inventories have been physically verified by the management at reasonable intervals.

(b)	In our opinion and according to the information and explanations given to us, the procedure of physical verification of inventories followed by the management is reasonable and adequate in relation to the size of the Company and the nature of its business.

(c)	According to the information and explanations given to us and on the basis of our examination of inventory records, we are of the opinion that the Company is maintaining proper records of inventory. As explained to us, discrepancies noticed on physical verification of the inventories between the physical inventories and book records were not material, having regard to the size of the operations of the Company, and the same have been properly dealt with.
(iii)	(a)	According to the information and explanations given to us, there are two Companies covered in the register maintained under section 301 of the Companies Act, 1956, to which the Company has granted loans. The maximum amount involved during the year was Rs. 1149 Crore and the year-end balance of loans granted to such parties was Rs. 849 Crore.
(b)	In our opinion and according to the information and explanations given to us, the rate of interest and other terms and conditions of the loans given by the Company, are prima facie not prejudicial to the interest of the Company.

(c)	The loan given to one party was received back during the year and in respect of another party the loan was not due for refund at year end. The interest from one party has been recovered before year end and in respect of another party generally interest is received regularly.

(d)	The loan given to one party was received back during the year and in respect of another party it is not due for repayment therefore the question of overdue amount does not arise.

(e)	According to the information and explanations given to us, the Company has not taken any loan from companies, firms and other parties covered in the register maintained under section 301 of the Companies Act, 1956, hence requirement of clauses 4 (iii) (f) and (g) of the Companies (Auditor’s Report) Order, 2003 are not applicable.
(iv)	In our opinion and according to the information and explanations given to us there are adequate internal control procedures commensurate with the size of the Company and the nature of its business for the purchase of inventories and fixed assets and for sale of goods and services. We have not observed any continuing failure to correct major weakness in the internal control system.

(v)	According to the information and explanations given to us, there are no contracts or arrangements referred to in Section 301 of the Companies Act, 1956, that need to be entered in the register recorded to be maintained under that section. Accordingly, Clause (v) of the Companies (Auditor’s Report) Order, 2003 is not applicable.

(vi)	The Company has not accepted any deposit from the public and hence directives issued by the Reserve Bank of India and the provisions of section 58A and 58 AA of the Companies Act, 1956 and rules framed there under are not applicable for the year under audit.

(vii)	In our opinion, the Company has an adequate internal audit system commensurate with its size and nature of its business.

72 Sterlite Industries (India) Limited Annual Report 2008-09
(viii)	We are informed by the management that Central Government has prescribed the maintenance of Cost Records under section 209 (1) (d) of the Companies Act, 1956, in respect of manufacturing of copper and sulphuric acid. We have broadly reviewed the accounts and records of the Company in this connection and are of the opinion that, prima facie the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the records with a view to determine whether they are accurate.

(ix)	In respect of statutory dues:
(a)	According to the records of the Company, the Company has generally been regular in depositing with appropriate authorities undisputed statutory dues, including Provident Fund, Employees State Insurance, Income-tax, Sales-tax, Wealth tax, Service Tax, Custom Duty, Excise Duty, Cess and any other material statutory dues. According to the information and explanations given to us, no material undisputed amounts payable in respect of such statutory dues was outstanding as at 31 March 2009 for a period of more than six months from the date they became payable, except Rs. 1.01 Crore in respect of Investor Education and Protection Fund, which is held in abeyance due to pending legal case.

(b)	According to the information and explanations given to us, the disputed statutory dues aggregating to Rs. 159.31 crores, that have not been deposited on account of matters pending before appropriate authorities are as under:

		Amount
		(Rs. in	Period to which	Forum where dispute
Name of the Statute	Nature of the Dues	crores)	amount relates	is pending

Income Tax Act, 1961	Income Tax	29.41	1989-90 to 1998-1999	Income Tax Appellate Tribunal

		0.20	2002-2003	Income Tax Appellate Tribunal

		39.55	2003-2004	Commissioner of Income Tax (Appeals)

		12.37	2004-2005	Commissioner of Income Tax (Appeals)

Finance Act, 1994	Service Tax	15.73	2002-2003 to 2006-2007	Custom Excise Service Tax Appellate Tribunal

		0.21	2005-2006	Commissioner (Appeals)

Central Excise Act, 1944	Excise Duty	34.52	1994-1995 to 2005-2006	Custom Excise Service Tax Appellate Tribunal

		0.05	2003-2004	Commissioner (Appeals)

Tamilnadu General Sales Tax Act, 1959	Sales Tax	2.16	1997-1998 & 1998-1999	High Court

Central Sales Tax Act, 1956	Sales Tax	2.10	1998-1999 to 2000-2001	High Court

Tamilnadu Tax and Consumption or Sale of Electricity Act, 2003	Generation Tax	16.78	2003-2004 to 2008-2009	High Court

Customs Act, 1962	Custom Duty	6.23	2004-2005	High Court

Total		159.31

73 Sterlite Industries (India) Limited Annual Report 2008-09
(x)	The Company does not have accumulated losses at the end of financial year. It has not incurred cash losses during the financial year covered by the audit and in the immediately preceding financial year.
(xi)	Based on our audit procedures and information and explanations given by the management, we are of the opinion that the Company has not defaulted in repayment of dues to financial institutions, banks or debenture holders.
(xii)	According to the information and explanations given to us, the Company has not granted loans and advances on the basis of security by way of pledge of shares, debenture and other securities.
(xiii)	In our opinion, the Company is not a chit fund, a nidhi or a mutual benefit society. Therefore, the provisions of clause 4 (xiii) of the Companies (Auditor’s Report) Order 2003 are not applicable.
(xiv)	In our opinion and according to the information and explanations given to us, the Company is not a dealer or trader in securities. The Company has maintained proper records of transactions and contracts in respect of shares, securities, debentures and other investments and timely entries have been made therein. All shares, securities, debentures and other investments have been held by the Company in its own name.
(xv)	According to the information and explanations given by the management, the Company has given guarantees for loans taken by others from banks and financial institutions as mentioned in note no. 31 (g) of Schedule 21. During the year pursuant to BIFR granting approval to the rehabilitation scheme of India Foils Limited (IFL) and in terms of the said scheme net loans & guarantees aggregating to Rs. 155.72 crores devolved on the Company (refer note no. 5 (a) of Schedule 21). The guarantees outstanding as at year end are for subsidiary companies and an associate company, which according to the information and explanations given to us, are prima facie not prejudicial to the interest of the Company.
(xvi)	According to the information and explanations given to us, no term loans are raised during the year by the Company except loan reassigned to the Company on devolvement of certain guarantees for which question of utilisation by the Company for stated purpose does not arise.
(xvii)	On the basis of review of utilisation of funds, which is based on overall examinations of the balance sheet of the Company as at 31 March 2009, related information as made available to us and as represented to us by the management, we are of the opinion that the funds raised on short term basis have not prima facie been utilised for long term investments.
(xviii)	During the year the Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under section 301 of the Companies Act, 1956.
(xix)	The Company has not issued any secured debentures during the year under audit.
(xx)	We have verified the end use of moneys raised by right issues of equity shares and American Depository Shares (ADS) represented by equity shares and the same has been disclosed in the note no. 17 and 18 respectively, of schedule 21.
(xxi)	According to the information and explanations given by the management, we report that no material fraud on or by the Company has been noticed or reported during the course of our audit.

For Chaturvedi & Shah	For Deloitte Haskins & Sells
Chartered Accountants	Chartered Accountants

R. Koria	Shyamak R. Tata
Partner	Partner
Membership No. 35629	Membership No. 38320

Place: Mumbai
Date: 28 April 2009

74 Sterlite Industries (India) Limited Annual Report 2008-09
Balance Sheet
As at 31 March 2009

			As at	As at
			31 March	31 March
			2009	2008
	Schedule		(Rs. in crore)	(Rs. in crore)

I. Sources of Funds
1. Shareholders’ Funds
Share Capital	1	141.70		141.70
Reserves & Surplus	2	13,898.14		13,023.32

			14,039.84	13,165.02
2. Loan Funds
Secured Loans	3	303.80		572.05
Unsecured Loans	4	3,526.24		2,685.76

			3,830.04	3,257.81
3. Deferred Tax Liability (net) (Refer Note Number 36 of Schedule 21)			333.65	362.33

Total			18,203.53	16,785.16

II. Application of Funds
1. Fixed Assets	5
Gross Block		2,889.07		2,765.34
Less: Depreciation and Impairment		1,275.41		1,109.85

Net Block		1,613.66		1,655.49
Capital Work-in-Progress		32.16		52.49

			1,645.82	1,707.98
2. Investments	6		11,661.85	12,357.03
3. Current Assets, Loans and Advances
Inventories	7	1,406.90		2,305.99
Sundry Debtors	8	526.89		831.88
Cash and Bank Balances	9	1,737.84		76.98
Other Current Assets	10	34.92		—
Loans & Advances	11	2,837.70		1,147.98

		6,544.25		4,362.83

Less: Current Liabilities & Provisions	12
Current Liabilities		972.97		787.39
Provisions		675.42		855.29

		1,648.39		1,642.68

Net Current Assets			4,895.86	2,720.15

Total			18,203.53	16,785.16

Notes forming part of Accounts	21

Schedule 1 to 21 form integral part of accounts

As per our report of even date
For Chaturvedi & Shah Chartered Accountants	For Deloitte Haskins & Sells Chartered Accountants	For and on behalf of the Board of Directors
R Koria Partner	Shyamak R Tata Partner	Navin Agarwal Executive Vice Chairman	D D Jalan Whole Time Director & Chief Financial Officer	Narendra Mehra Company Secretary
Place: Mumbai
Dated: 28 April 2009

75 Sterlite Industries (India) Limited Annual Report 2008-09
Profit & Loss Account
For the year ended 31 March 2009

			Year ended	Year ended
			31 March	31 March
			2009	2008
	Schedule		(Rs. in crore)	(Rs. in crore)

I. Income
Turnover		12,277.74		13,451.59
Less: Excise Duty Recovered on Sales		711.75		779.61

Net Turnover			11,565.99	12,671.98
Other Income	13		809.93	602.39
Variation in Stock	14		(316.54)	130.80

Total			12,059.38	13,405.17

II. Expenditure
Purchases of traded goods			75.70	2.08
Manufacturing and other expenses	15		10,016.48	11,682.21
Personnel	16		82.28	66.18
Selling & Distribution	17		95.66	78.51
Administration & General	18		135.32	115.50
Interest & Finance charges	19		203.92	164.45

Total			10,609.36	12,108.93

Profit before depreciation, exceptional items and tax			1,450.02	1,296.24
Depreciation, Amortisation and impairment			166.18	138.98

Profit before exceptional items and tax			1,283.84	1,157.26
Exceptional Items	20		(55.31)	52.79

Profit before tax			1,339.15	1,104.47
Current year tax
Provision for current tax (including wealth tax provision of Rs. 0.15 crore) (Previous year Rs. 0.19 crore)			176.55	132.27
Provision for deferred tax (Credit)			(28.69)	19.70
Provision for fringe benefit tax (net of recoveries of Rs. 4.76 crore) (Previous year Rs. 4.65 crore)			0.86	0.87
Income Tax Provision Related To Earlier Years Written Back			(46.00)	—

Profit after tax			1,236.43	951.63
Balance brought forward from previous Year			1,944.10	1,426.93

Amount available for appropriation			3,180.53	2,378.56

Appropriations
Transfer to Debenture Redemption Reserve account			3.00	2.90
General Reserve			204.00	100.00
Proposed Dividend:
Equity Shares			247.97	283.40
Tax on Proposed Dividend			42.15	48.16
(Excess)/Short Provision of Dividend of earlier year (Rs. 23,580) (Previous year NIL)			—	—
(Excess)/Short Provision for Tax on Dividend of earlier year (Rs. 4,007) (Previous year NIL)			—	—
Balance carried to the Balance Sheet			2,683.41	1,944.10

Total			3,180.53	2,378.56

Earning (in Rs.) per Share of Rs. 2 each (Basic & Diluted) (Refer Note Number 35 of Schedule 21)			17.45	14.10

Notes forming part of Accounts	21

Schedule 1 to 21 form integral part of accounts

As per our report of even date
For Chaturvedi & Shah Chartered Accountants	For Deloitte Haskins & Sells Chartered Accountants	For and on behalf of the Board of Directors
R Koria Partner	Shyamak R Tata Partner	Navin Agarwal Executive Vice Chairman	D D Jalan Whole Time Director & Chief Financial Officer	Narendra Mehra Company Secretary
Place: Mumbai
Dated: 28 April 2009

76 Sterlite Industries (India) Limited Annual Report 2008-09
Cash Flow Statement

			Year ended		Year ended
			31 March		31 March
			2009		2008
			(Rs. in crore)		(Rs. in crore)

A. Cash flow from Operating Activities
Net profit before tax			1,339.15		1,104.47
Adjusted for:
— Exceptional Items		(55.31)		52.79
— Depreciation, Amortisation and impairment		166.18		138.98
— Dividend Income		(478.51)		(411.46)
— Interest Income		(176.27)		(99.27)
— Interest & Finance Charges		203.92		164.45
— Unclaimed Liabilities written back		(4.84)		(14.98)
— (Profit) on Sale of Current Investment (net)		(26.92)		(3.45)
— Loss on Sale/Discarding of Assets (net)		0.57		0.34
— Unrealised exchange Loss/(Gain) (net)		104.59		(27.78)
— Payment of Capital Subsidy		—		(0.55)
— Gain on Mark to market of Current Investments		(31.61)		(42.50)
— Gain on Fair Valuation of deferred sales tax liabilities		(12.54)		(10.00)
			(310.74)		(253.42)

Operating profit before working capital changes			1,028.41		851.05
Adjusted for:
— Trade and other receivables		112.78		614.64
— Inventories		899.09		(456.83)
— Trade payables		79.95		(50.22)
			1,091.82		107.58

Cash generation from operations			2,120.23		958.63
Direct taxes paid/Refund received			(143.99)		(103.21)

Net cash flow from Operating Activities			1,976.24		855.42

B. Cash flow used in Investing Activities
Purchase of Fixed Assets & Capital Work in Progress			(104.64)		(104.47)
Sale of Fixed Assets			1.71		1.21
Purchase of Current Investments			(67,784.39)		(60,840.06)
Sale of Current Investments			68,540.61		51,933.72
Redemption/(Investment) of debentures & Equity Shares in subsidiaries			68.57		(462.81)
Movement of loans			(160.97)		(434.27)
Share application money pending allotment in subsidiary			(1,335.00)		—
Interest Received			143.43		97.67
Dividend Received on Investments			478.51		411.46
Fixed Deposits held for more than three months			(1,670.00)		—

Net cash flow (used in) Investing Activities	s		(1,822.17)		(9,397.55)

77 Sterlite Industries (India) Limited Annual Report 2008-09

	Year ended	Year ended
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

C. Cash flow from Financing Activities
Net Proceeds from issue of share capital including security premium	—	8,207.14
Share issue expenses (net)	—	(156.21)
Interest and finance charges paid	(170.51)	(161.42)
Payment made towards Corporate Guarantees	(107.98)	—
Proceeds from long term loans	26.00	4.14
Repayment of long term loans	(75.60)	(432.36)
Short term loans (net)	496.40	926.73
Dividend paid	(331.52)	(0.98)

Net Cash flow (used in)/from Financing Activities	(163.21)	8,387.04

Net (decrease) in cash and cash equivalent	(9.14)	(155.09)
Opening balance of cash and cash equivalent	76.98	232.07

Closing balance of cash and cash equivalent	67.84	76.98
Add: Fixed Deposits held for more than three months	1,670.00	—
Closing balance of Cash and bank*	1,737.84	76.98

*	For composition, refer schedule 9

Notes:

1)	The above Cash Flow Statement has been prepared under the ‘Indirect Method’ as set out in Accounting standard-3 ‘Cash Flow Statement’.

2)	Cash and cash equivalent Includes amount lying in Margin money Account amounting to Rs. 5.89 crore (Previous year Rs. 5.57 crore) and matured Dividend/Debenture/Debenture Interest Accounts amounting to Rs. 5.04 crore (Previous year Rs. 5.08 crore)

3)	The figures of previous year have been recasted, rearranged and regrouped wherever considered necessary.
As per our report of even date

For Chaturvedi & Shah	For Deloitte Haskins & Sells	For and on behalf of the Board of Directors
Chartered Accountants	Chartered Accountants

R Koria Partner	Shyamak R Tata Partner	Navin Agarwal Executive Vice Chairman	D D Jalan Whole Time Director & Chief Financial Officer	Narendra Mehra Company Secretary
Place: Mumbai
Dated: 28 April 2009

78 Sterlite Industries (India) Limited Annual Report 2008-09
Schedules forming part of the Balance Sheet
Schedule 1
Share Capital

	As at	As at
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

Authorised:
925,000,000 Equity Shares of Rs. 2 each.	185.00	185.00

	185.00	185.00

Issued, Subscribed & Paid up:
708,494,411 (Previous year 708,494,411) Equity Shares of Rs. 2 each fully paid up	141.70	141.70
Less: Unpaid Allotment Money/Calls in Arrears (other than Directors) (Current year Rs. 11,790) (Previous year Rs. 11,790)	—	—

Total	141.70	141.70

Notes:

1)	Of the above equity shares:
(a)	210,000 Equity Shares were allotted as fully paid up pursuant to a contract without payment being received in cash before buy back, extinguishment, subdivision and issue of bonus shares.

(b)	321,973,026 Equity Shares of Rs. 2 each were allotted as fully paid up Bonus Shares by way of capitalisation of General Reserve and security Premium.

(c)	2,733,675 Equity Shares were allotted pursuant to scheme of Amalgamation without payment being received in cash before buy back, extinguishment, subdivision and issue of bonus shares.

(d)	4,099,400 Equity Shares were allotted as fully paid upon conversion of 50,000 Foreign Currency Convertible Bonds before subdivision and issue of bonus shares.

(e)	75,678,479 (Previous year 150,000,000) American Depository Shares (ADS) at US$13.44 per share, representing 75,678,479 (Previous year 150,000,000) underlying equity shares.

2)	Refer Note Number 12 of Schedule 21 in respect of reduction of Issued, Subscribed and Paid up capital.

3)	Of the above equity shares, 406,961,874 (Previous year 403,715,750) equity Shares are held by company’s holding company and 26,317,719 (Previous year 25,613,400) by a fellow subsidiary of the Company.

79 Sterlite Industries (India) Limited Annual Report 2008-09
Schedule 2
Reserves & Surplus

		As at	As at
		31 March	31 March
		2009	2008
		(Rs. in crore)	(Rs. in crore)

Capital Reserve:
As per last Balance Sheet	1.71		2.26
Less: Incentives refunded	—		0.55

		1.71	1.71
Preference Share Redemption Reserve:
As per last Balance Sheet		76.88	76.88

Debenture Redemption Reserve:
As per last Balance Sheet	14.60		11.70
Add: Transferred from Profit & Loss Account	3.00		2.90

		17.60	14.60
Security Premium Account:
As per last Balance Sheet	10,634.63		2,613.70
Add: Received during the Year	—		8,177.14

	10,634.63		10,790.84
Less: Share Issue expenses (net of amount recoverable from depositories)	—		156.21

	10,634.63		10,634.63
Less: Unpaid Share Premium	0.03		0.03

		10,634.60	10,634.60
Hedging Reserve Account
As per Last Balance Sheet	(17.46)		—
Add: amount reversed on settlement of hedge contracts	17.46		—
Less: Transferred during the year	(81.05)		(17.46)

		(81.05)	(17.46)
General Reserve:
As per last Balance Sheet	360.17		214.79
Add: Adjustments (Net of deferred tax) arising due to early adoption of Accounting Standard 30 issued by ICAI	—		45.38

	360.17		260.17
Add: Transferred from Profit & Loss Account	204.00		100.00

		564.17	360.17
Investment Revaluation Reserve
As per last Balance Sheet	8.72		10.36
(Less): Adjustment for the year on account of change in fair value of Available for Sale Investment	(7.90)		(1.64)

		0.82	8.72
Profit & Loss Account		2,683.41	1,944.10

Total		13,898.14	13,023.32

80 Sterlite Industries (India) Limited Annual Report 2008-09
Schedule 3
Secured Loans

	As at	As at
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

(A) Redeemable Non Convertible Debentures (Refer note number 15 of Schedule 21)	100.00	100.00
(B) Working Capital Loans from Banks	203.80	472.05

Total	303.80	572.05

Notes:

1)	Debentures referred at (A) above are secured by a first charge on pari passu basis in favour of the Trustees for the Debentures on the immovable properties situated at Tuticorin in the State of Tamilnadu; Lonawala and Pune in the State of Maharashtra, Chinchpada in the Union Territory of Dadra and Nagar Haveli and Mouje Chatral of Kalol Taluka, District Gandhinagar, Gujarat .

2)	Working Capital Loans from Banks are secured by a first charge by way of hypothecation of Company’s present and future inventories and book debts. These loans are further secured by a second charge on all the immovable properties of the Company.
Schedule 4
Unsecured Loans

	As at	As at
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

A. Deferred Sales Tax Liabilities	57.59	44.12
B. Loans from Banks
(i) Foreign Currency Loans	—	159.05
(ii) Rupee Loans	89.22	5.78
C. Buyer’s Credit from banks*	3,379.43	2,476.81

Total	3,526.24	2,685.76

*	Net of arrangement fees paid in advance.

Note:

1)	Amount due within one year Rs. 3,419.17 crore (Previous year Rs. 2,639.16 crore).

81 Sterlite Industries (India) Limited Annual Report 2008-09
Schedule 5
Fixed Assets

									Net Block			(Rs. in crore)
									Before
									Impair-	Impair-
	Gross Block				Depreciation				ment	ment		Net Block
	As at	Additions/		As at	Up to	For the	Deductions/	Up to	As at	As at		As at	As at
Nature of Fixed Assests	01.04.2008	Adjustments	Deductions	31.03.2009	31.03.2008	year	Adjustments	31.03.2009	31.03.2009	31.03.2009		31.03.2009	31.03.2008

Tangible Fixed Assets Land	27.50	13.88	0.95	40.43	2.69	0.27	0.09	2.87	37.56	—		37.56	24.81
Buildings	149.21	1.44	—	150.65	28.19	3.80	—	31.99	118.66	3.50		115.16	117.52
Buildings (Lease-Hold)	6.33	—	—	6.33	2.38	0.10	—	2.48	3.85	—		3.85	3.95
Plant & Machinery	2,480.25	98.04	0.02	2,578.27	975.79	134.80	0.02	1,110.57	1,467.70	81.15	**	1,386.55	1,443.90
Furniture & Fixtures	10.86	0.73	0.09	11.50	6.11	0.63	0.03	6.71	4.79	—		4.79	4.75
Data Processing Equipment	21.29	1.98	0.11	23.16	15.40	1.76	0.08	17.08	6.08	—		6.08	5.89
Office Equipment	6.81	0.36	0.02	7.15	2.51	0.34	0.01	2.84	4.31	—		4.31	4.30
Electrical Fittings	48.21	1.88	—	50.09	9.70	2.35	—	12.05	38.04	—		38.04	38.51
Vehicles	7.59	4.77	1.72	10.64	2.19	0.83	0.40	2.62	8.02	—		8.02	5.40
Intangible Assets:*
Computer software	—	3.56	—	3.56	—	0.34	—	0.34	3.22	—		3.22	—
Technical Know-how	7.29	—	—	7.29	0.83	0.38	—	1.21	6.08	—		6.08	6.46

Total:	2,765.34	126.64	2.91	2,889.07	1,045.79	145.60	0.63	1,190.76	1,698.31	84.65		1,613.66	1,655.49

Previous year	2,688.51	78.78	1.95	2,765.34	907.21	138.98	0.40	1,045.79	1,719.55	64.06		1,655.49
Capital Work-in Progress including Advances against Capital Expenditures												32.16	52.49

*	Other than internally generated.

**	Refer note number 3 of schedule 21.

Notes:

1)	Land includes lease hold land of Rs. 36.37 crore (Previous year Rs. 23.47 crore).

2)	Buildings (free-hold) include (a) Cost of Shares of Rs. 750 in Co-op. housing society, (b) Cost of shares of Rs. 750 in Co-operative societies representing possession of office premises, (c) a residential flat in the joint names of the Company and one of its Directors.

3)	Plant and Machinery (Gross Block) include Rs. 3.73 crore (Previous year Rs. 3.73 crore) and Rs. 1.68 crore (Previous year Rs. 1.68 crore) being the amount spent for laying water pipe line and power line respectively, the ownership of which vests with the State Government Authorities.

4)	Capital Work in progress is net of provision for Impairment of Rs. 17.20 crore (Previous year Rs. 17.20 crore).

82 Sterlite Industries (India) Limited Annual Report 2008-09
Schedule 6
Investments

	As at 31 March 2009		As at 31 March 2008
		Value		Value
	Number	(Rs. in crore)	Number	(Rs. in crore)

Long Term Investments (Trade):
Subsidiary Companies
In Equity Shares
Unquoted Fully Paid-Up:
The Bharat Aluminium Co. Ltd of Rs. 10 each	112,518,495	553.18	112,518,495	553.18
Monte Cello Corporation BV, Netherlands of Euro 453.78 each [Net of provision for diminution in value of investment of Rs. NIL (Previous year Rs. 79 crore)]	40	204.23	40	125.23
Sterlite Paper Limited of Rs. 10 each (including 6 shares of Rs. 10 each fully paid up, held jointly with nominees) (Net of Provision for diminution in value of investments of Rs. 0.05 crore)	50,000	—	50,000	—
Sterlite Energy Ltd of Rs. 10 each (including 60 shares of Rs. 10 each held jointly with nominees)	1,186,493,500	1,186.49	1,186,493,500	1,186.49
Sterlite Opportunities & Ventures Limited of Rs. 10 each (including 6 shares of Rs. 10 each held jointly with nominees)	2,550,000	51.05	2,550,000	51.05
Sterlite (USA) Inc. $.01 per share (Current year Rs. 42.77 Previous year NIL)	100	—	—	—

Total		1,994.95		1,915.95

In Debentures
Zero percent Optionally Fully convertible debentures of Sterlite Opportunities & Ventures Limited of Rs. 10 each.	718,090,000	718.09	786,660,000	786.66
Total		718.09		786.66

Associate Companies:
Unquoted Fully Paid-Up:
In Equity Shares
Vedanta Aluminium Limited of Rs. 10 each (Company under the same management) (including 6 shares of Rs. 10 each held jointly with nominees)	17,359,490	563.04	15,587,222	297.20

Total		563.04		297.20

Others (Available For Sale)
Quoted Fully Paid-Up:
In Equity Shares
Sterlite Technologies Limited of Rs. 5 each (Including 12 shares of Rs. 5 each held jointly with nominees)	852,370	5.98	852,370	13.88

Total		5.98		13.88

Government & Other Securities — Unquoted
7 Years National Savings Certificates Current year Rs. 10,000, Previous year Rs. 10,000)		—		—
(Deposited with sales tax authorities)
Current Investment (Held For Trading)
Quoted Fully Paid-Up:
Morgan Stanley Growth Fund of Rs. 10 each	4,601,726	14.27	4,601,726	22.54

Total		14.27		22.54

83 Sterlite Industries (India) Limited Annual Report 2008-09
Schedule 6 continued
Investments continued
In Units:
Unquoted Fully Paid Up

	As at 31 March 2009		As at 31 March 2008
		Value		Value
	Number	(Rs. in crore)	Number	(Rs. in crore)

UTI Master gain of Rs. 10 each (Current year Rs. 2,647 Previous year Rs. 1,300)	100	—	100	—
DWS Fixed Term Fund — Series 18 — Growth Plan of Rs. 10 each	—	—	10,000,000	11.10
JM Money Manager Fund Super Plus Plan — Daily Dividend Plan of Rs. 10 each	—	—	629.757,874	630.02
DSP BlackRock FMP — 18 Months — Series 1 — IP — Growth Plan of Rs. 10 each	15,000,000	17.10	15,000,000	15.61
DSPML FTP Series 3H — IP — Growth Plan of Rs. 1,000 each	—	—	100,000	10.37
ICICI Prudential Interval Fund — Annual Interval Plan III — IP — Growth Plan of Rs. 10 each	—	—	20,000,000	20.72
ICICI Prudential FMP Series — 39 18 months Plan A — IP — Growth Plan of Rs. 10 each	15,000,000	17.87	15,000,000	15.41
HDFC FMP 18M — October — 2007 — Wholesale Plan — Growth Plan of Rs. 10 each	20,000,000	22.53	20,000,000	20.74
KOTAK FMP 12M SERIES 4 — IP — Growth Plan of Rs. 10 each	—	—	30,000,000	31.01
DWS Fixed Term Fund — Series 41 — IP — Growth Plan of Rs. 10 each	20,000,000	22.24	20,000,000	20.51
ICICI Prudential FMP Series 41 — 18M Plan — IP — Growth Plan of Rs. 10 each	10,000,000	11.26	10,000,000	10.26
Birla Fixed Maturity Plan — Series AD — IP — Growth Plan of Rs. 10 each	15,000,000	16.85	15,000,000	15.47
ICICI Prudential FMP Series 39 — 16 Weeks Plan A — IP — Dividend Plan of Rs. 10 each	—	—	25,000,000	25.00
ICICI Prudential FMP Series — 41 16 months Plan — IP — Growth Plan of Rs. 10 each	15,000,000	16.91	15,000,000	15.24
ICICI Prudential FMP Series — 42 13 months Plan B — IP — Growth Plan of Rs. 10 each	—	—	10,000,000	10.18
DBS Chola Interval Income Fund — Quarterly Plan B — IP — Dividend Plan of Rs. 10 each	—	—	20,334,116	20.36
ABN AMRO INTERVAL FUND — QUARTERLY PLAN L — Dividend Plan at Maturity of Rs. 10 each	—	—	10,000,000	10.18
ABN AMRO INTERVAL FUND — MONTHLY PLAN A — IP — Dividend Plan of Rs. 10 each	—	—	25,000,000	25.20
ABN AMRO Flexible Short term Plan Series B — Dividend Plan of Rs. 10 each	—	—	15,510,774	15.63
ABN AMRO Flexible Short term Plan Series B — Dividend Plan of Rs. 10 each	—	—	10,000,000	10.08
HDFC FRIF — STF — Daily Dividend Plan of Rs. 10 each	—	—	50,324,150	50.73
UTI — Liquid Plus Fund — IP — Daily Dividend Plan of Rs. 1,000 each	—	—	432,606	43.27
ICICI Prudential Flexible Income Plan — Daily Dividend Plan of Rs. 10 each	—	—	67,989,781	71.89
Birla Sunlife Liquid Plus — IP — Daily Dividend Plan of Rs. 10 each	—	—	337,759,916	337.99
ING Vysya Liquid Plus Fund — IP — Daily Dividend Plan of Rs. 10 each	—	—	288,221,895	288.32
Tata Floater Fund — Daily Dividend Plan of Rs. 10 each	—	—	261,740,245	262.67
Principal Floating Rate Fund — FMP — Inst Premium — Daily Dividend Plan of Rs. 10 each	—	—	168,569,713	168.78
ICICI Prudential Flexible Income Plan — Daily Dividend Plan of Rs. 10 each	—	—	445,171,751	470.70
Tata Treasury Manager Fund — SHIP — Daily Dividend Plan of Rs. 1,000 each	—	—	498,984	50.05
ICICI Prudential Liquid Plan — Super Institutional Dividend Daily of Rs. 10 each	—	—	223,036,959	223.05
ABN AMRO Flexible Short Term Plan Ser A of Rs. 10 each	—	—	40,684,144	41.18
Quarterly ABN AMRO Flexible Short Term Plan Ser C of Rs. 10 each	—	—	20,710,514	20.82
ABN AMRO FTP S8 Yly Plan E — Inst.Growth Plan of Rs. 10 each	—	—	25,000,000	26.13
ABN AMRO Interval Fund Quarterly Plan H Interval of Rs. 10 each	—	—	20,349,679	20.57
ABN AMRO Interval Fund Quarterly Plan K of Rs. 10 each	—	—	20,309,156	20.35
Birla Dynamic Bond Fund — Retail — Quarterly Dividend — Reinvestment of Rs. 10 each	—	—	38,003,306	40.04
Birla FTP — INSTL — Series AB — Growth Plan of Rs. 10 each	—	—	50,000,000	52.64
Birla FTP — INSTL — Series AE — Growth Plan of Rs. 10 each	15,000,000	16.77	15,000,000	15.46
Birla Sunlife Interval Income Fund Quarterly Plan — Series I — IP of Rs. 10 each	—	—	30,173,341	30.25
Birla Sunlife Liquid Plus — Inst. of Rs. 10 each	—	—	106,318,859	106.39
BSL Interval Income Fund — INSTL — Quarterly — Series 2 of Rs. 10 each	—	—	51,276,782	51.38
BSL Interval Income Fund — INSTL — Quarterly — Series 3 of Rs. 10 each	—	—	61,492,878	61.61
BSL Interval Income — INSTL — MONTHLY — Series 1 of Rs. 10 each	—	—	40,076,774	40.13
BSL Interval Income — INSTL — MONTHLY — Series 2 of Rs. 10 each	—	—	50,181,349	50.28
BSL Quarterly Interval — Series 3 of Rs. 10 each	—	—	15,000,000	15.07
BSL Quarterly Interval — Series 5 of Rs. 10 each	—	—	30,468,483	30.52
DBS Chola Interval Income Fund — Monthly Plan A of Rs. 10 each	—	—	25,247,967	25.39
DWS Fixed Term Fund Series 35 — IP of Rs. 10 each	—	—	25,000,000	26.20
DWS FIXED TERM FUND SERIES 39 — INSTITUTIONAL of Rs. 10 each	—	—	20,000,000	20.39
HDFC Floating Rate Income Fund — Short Term Plan — Wholesale Option of Rs. 10 each	—	—	192,414,494	193.97
HDFC Quarterly Interval Fund — Plan B Wholesale of Rs. 10 each	—	—	49,861,883	50.91
HDFC Quarterly Interval Fund — Plan C Wholesale of Rs. 10 each	—	—	49,968,020	50.64
HSBC Fixed Term Series — 36 Inst. of Rs. 10 each	—	—	40,000,000	41.78
HSBC Liquid Plus — Inst. Plus of Rs. 10 each	—	—	393,022,596	393.52
ICICI Prudential FMP Series 39 — Six Months Plan A of Rs. 10 each	—	—	40,000,000	40.00
ICICI Prudential FMP Series 42 — Thirteen Months Plan A of Rs. 10 each	—	—	15,000,000	15.34

84 Sterlite Industries (India) Limited Annual Report 2008-09
Schedule 6 continued
Investments continued
Unquoted Fully Paid Up continued

	As at 31 March 2009		As at 31 March 2008
		Value		Value
	Number	(Rs. in crore)	Number	(Rs. in crore)

ICICI Prudential Institutional Liquid Plan — Super IP of Rs. 10 each	—	—	1,211,842	1.21
ICICI Prudential Interval Fund Annual Interval Plan — II of Rs. 10 each	—	—	50,000,000	52.11
ICICI Prudential Interval Fund II Quarterly Interval Plan C of Rs. 10 each	—	—	101,314,740	101.43
ICICI Prudential Interval Fund II Quarterly Interval Plan E of Rs. 10 each	—	—	25,280,000	25.40
ICICI Prudential Interval Fund Quarterly Interval Plan — III of Rs. 10 each	—	—	15,000,000	15.29
ING FMP — 31 INST of Rs. 10 each	—	—	60,000,000	62.94
ING FMP — 32 INST of Rs. 10 each	—	—	60,000,000	63.20
ING FMP Series — 41 — IP of Rs. 10 each	—	—	50,000,000	50.23
ING Liquid Plus Fund — Institutional of Rs. 10 each	—	—	108,783,750	108.82
JM FIXED MATURITY FUND — SERIES VII — 13 MONTHS PLAN I of Rs. 10 each	—	—	50,000,000	52.54
JM Interval Fund — Quarterly Plan 2 — Institutional of Rs. 10 each	—	—	20,305,615	20.36
JM Interval Fund — Quarterly Plan 3 — Institutional of Rs. 10 each	—	—	20,187,999	20.21
Kotak Flexi Debt Scheme of Rs. 10 each	—	—	99,796,491	100.11
Kotak FMP 12M Series 2 — IP of Rs. 10 each	—	—	25,000,000	26.13
Kotak Quarterly Interval Plan — Series 3 of Rs. 10 each	—	—	51,224,085	51.33
Kotak Quarterly Interval Plan Series 5 of Rs. 10 each	—	—	151,844,539	152.07
Kotak Quarterly Interval Plan Series 6 of Rs. 10 each	—	—	71,757,545	71.86
Lotus India FMP 375 Days Series IV Inst. of Rs. 10 each	—	—	30,000,000	31.39
Lotus India FMP 375 Days Series V Inst. of Rs. 10 each	—	—	15,000,000	15.50
Principal Floating Rate Fund FMP Insti. Option of Rs. 10 each	—	—	465,516,361	466.09
Principal Pnb Fixed Maturity Plan (FMP — 40) 385 Days — Series VI Institutional of Rs. 10 each	—	—	15,000,000	15.42
RELIANCE INTERVAL FUND — QUARTERLY PLAN — SERIES I — INSTITUTIONAL of Rs. 10 each	—	—	77,528,850	77.62
Reliance Liquid Plus Fund — IP of Rs. 1,000 each	—	—	7,078,454	708.65
SBI Debt Fund Series — 90 Days — 20-(26-Feb-08) of Rs. 10 each	—	—	91,328,809	92.04
SBI Debt Fund Series — 90 Days — 21-(04-Mar-08) of Rs. 10 each	—	—	71,413,913	71.86
SBI-SHF-LIQUID PLUS — Institutional PLAN of Rs. 10 each	—	—	113,081,526	113.14
TATA Dynamic Bond Fund Option B — Dividend Plan of Rs. 10 each	—	—	147,423,045	150.22
TATA FIXED HORIZON FUND SERIES 13E of Rs. 10 each	15,000,000	16.90	15,000,000	15.43
TATA Floating Rate Fund Long Term — Income of Rs. 10 each	—	—	99,091,697	100.40
UTI FIXED INCOME INTERVAL FUND ANNUAL INTERVAL PLAN III — INST of Rs. 10 each	—	—	50,000,000	52.34
UTI Fixed Maturity Plan (YFMP 08/07) — Institutional Plan — GROWTH OPTION of Rs. 10 each	—	—	50,000,000	52.63
UTI Liquid Plus Fund Institutional Plan of Rs. 1,000 each	—	—	3,973,134	397.40
Principal Income Fund — Regular Plan — Growth Option of Rs. 10 each	—	—	3,440,604	3.92
UTI Treasury Advantage Fund — IP — Growth Plan of Rs. 1,000 each	6,281,603	739.47	—	—
Reliance FHF 12 — Series 4 — Super IP — Growth Plan of Rs. 10 each	150,100,000	150.16	—	—
HDFC Cash Management Fund — Treasury Advantage — WP — Growth Plan of Rs. 10 each	159,535,544	306.54	—	—
HDFC F R I F — STF — WP — Growth Plan of Rs. 10 each	239,722,965	357.74	—	—
Birla Sun Life Savings Fund — IP — Growth Plan of Rs. 10 each	647,142,503	1,076.44	—	—
IDFC Money Manager — Treasury Plan — Plan C — Growth Plan of Rs. 10 each	200,223,001	208.15	—	—
Reliance Medium Term Fund — Growth Plan of Rs. 10 each	566,655,700	1,029.56	—	—
ICICI Prudential FMP — S 47 — 1 Year — Plan B — IP — Growth Plan of Rs. 10 each	100,000,000	106.56	—	—
Birla Sun Life FTP — Series BD — IP — Growth Plan of Rs. 10 each	100,000,000	106.99	—	—
Reliance FHF 10 — Series 2 — Super IP — Growth Plan of Rs. 10 each	150,000,000	160.13	—	—
UTI Fixed Income Interval Fund — Monthly Plan I — IP — Dividend Plan of Rs. 10 each	100,000,000	100.12	—	—
ICICI Prudential Flexible Income Plan — Premium — Growth Plan of Rs. 10 each	667,694,527	1,088.15	—	—
Kotak Quarterly Interval Plan — Series II — Dividend Plan of Rs. 10 each	70,003,814	70.09	—	—
HDFC Liquid Fund — Premium Plan — Growth Plan of Rs. 10 each	26,101,512	46.01	—	—
DWS Ultra Short Term Fund — IP — Growth Plan of Rs. 10 each	160,007,057	164.98	—	—
Kotak Floater — LT — Growth Plan of Rs. 10 each	43,471,392	60.41	—	—
Tata Floater Fund — Growth Plan of Rs. 10 each	126,294,044	165.12	—	—
Birla Sun Life Medium Term Plan — IP — Qtrly Dividend of Rs. 10 each	200,000,000	200.23	—	—
ICICI Prudential Interval Fund IV — Quarterly Interval — Plan B — IP — Dividend of Rs. 10 each	51,007,500	51.08	—	—

85 Sterlite Industries (India) Limited Annual Report 2008-09
Schedule 6 continued
Investments continued
Unquoted Fully Paid Up continued

	As at 31 March 2009		As at 31 March 2008
		Value		Value
	Number	(Rs. in crore)	Number	(Rs. in crore)

In Associate:
In Debenture:
9.75% Taxable Redeemable Secured Non Convertible Debenture of Vedanta Aluminium Limited of Rs. 10,00,000 each	6,850	685.00	—	—
Zero percent Optionally Convertible Debentures of Vedanta Aluminium Limited of Rs. 10 each*	1,334,159,800	1,334.16	1,600,000,000	1,600.00

Grand Total		11,661.85		12,357.03

*	Reduction in value represents Conversion of 26,58,40,200 Zero percent Optionally Convertible Debentures into 17,72,268 Equity Shares of Vedanta Aluminium Limited
a)	Aggregate Value Of:

	As on 31 March 2009		As at 31 March 2008
	(Rs. in crore)		(Rs. in crore)
	Book Value	Market Value	Book Value	Market Value

Quoted Investments	20.25	20.25	36.43	36.43
Unquoted Investments	11,641.60	—	12,320.60	—

b)	Refer note number 1 (h) of Schedule 21 for mode of valuation adopted

c)	The following Current Investments were purchased and Sold/redeemed during the year

Particulars	No. of Units	Face Value (Rs. )	Rs. in crore

Mutual Funds
Birla Sun Life Cash Plus — Institutional Premium Plan — Daily Dividend	3,639,604,721	10	3,646.70
Birla Sun Life Floating Rate Fund — STP — IP — Daily Dividend	34,770,098	10	34.80
Birla Sun Life Interval Income Fund Monthly Plan — Series I — IP — Dividend	150,000,000	10	150.00
Birla Sun Life Interval Income Fund Monthly Plan — Series II — IP — Dividend	245,534,011	10	245.53
Birla Sun Life Interval Income Fund Quarterly Plan — Series I — IP — Dividend	186,548,989	10	186.55
Birla Sun Life Interval Income Fund Quarterly Plan — Series II — IP — Dividend	142,292,885	10	142.29
Birla Sun Life Interval Income Fund Quarterly Plan — Series III — IP — Dividend	62,318,727	10	62.32
Birla Sun Life Quarterly Interval Fund — Series 1 — Dividend	50,000,000	10	50.00
Birla Sun Life Quarterly Interval Fund — Series 3 — Dividend	50,000,000	10	50.00
Birla Sun Life Quarterly Interval Fund — Series 6 — Dividend	40,000,000	10	40.00
Birla Sun Life Quarterly Interval Fund — Series 7 — Dividend	60,000,000	10	60.00
Birla Sun Life Quarterly Interval Fund — Series 9 — Dividend	50,000,000	10	50.00
Birla Sun Life Savings Fund — IP — Daily Dividend	5,597,602,429	10	5,601.41
Birla Sun Life Short Term Fund — IP — Daily Dividend	885,923,013	10	886.41
DSP BlackRock Cash Manager Fund — IP — Daily Dividend	821,918	1,000	82.20
DSP BlackRock FMP — 3 Months — Series 10 — Reg — Dividend	63,050,000	10	63.05
DSP BlackRock FMP — 3 Months — Series 9 — IP — Dividend	30,000,000	10	30.00
DSP BlackRock Liquidity Fund — IP — Daily Dividend	1,442,711	1,000	144.30
DWS FTF — Series 57 — IP — Dividend	60,000,000	10	60.00
DWS Insta Cash Plus Fund — Super IP — Daily Dividend	396,447,329	10	397.30
DWS Quarterly Interval Fund — Series 1 — Dividend	60,000,000	10	60.00
DWS Ultra Short Term Fund — IP — Daily Dividend	538,789,107	10	539.60
Fortis Flexible Short Term Plan — Series D — Quarterly Dividend-Red	20,000,000	10	20.00
Fortis Interval Fund — Quarterly Plan I — Dividend-Red	25,000,000	10	25.00
Fortis Interval Fund — Series 2 — Quarterly Plan M — Interval Div-Red	72,060,000	10	72.06
Fortis Money Plus IP Fund — Daily Dividend	216,062,522	10	216.11
HDFC Cash Management Fund — Savings Plan — Daily Dividend	300,571,622	10	319.70
HDFC Cash Management Fund — Treasury Advantage — WP — Daily Dividend	4,004,172,062	10	4,016.79
HDFC F R I F — STF — WP — Daily Dividend	446,853,940	10	450.47
HDFC FMP — 90D — Aug 2008 (9) — 4 — WP — Dividend	100,000,000	10	100.00

86 Sterlite Industries (India) Limited Annual Report 2008-09
Schedule 6 continued
Investments continued
Unquoted Fully Paid Up continued

Particulars	No. of Units	Face Value (Rs. )	Rs. in crore

HDFC FMP — 90D — June 2008 (8) — 1 — WP — Dividend	40,000,000	10	40.00
HDFC Liquid Fund — Premium Plan — Daily Dividend	1,644,364,941	10	2,015.96
HDFC Liquid Fund — Premium Plus Plan — Weekly Dividend	45,517,419	10	56.60
HSBC Cash Fund — Institutional Plus — Daily Dividend	156,512,353	10	156.60
HSBC FTS 58 — IP — Dividend	30,000,000	10	30.00
HSBC Ultra Short Term Bond Fund — IP Plus — Daily Dividend	236,328,707	10	236.63
ICICI Prudential Flexible Income Plan — Premium — Daily Dividend	5,875,948,371	10	6,212.93
ICICI Prudential FMP — S 47 — 3 Months — Plan B — IP — Dividend	100,000,000	10	100.00
ICICI Prudential FMP — Series 44 — 3M — Plan A — Ret — Dividend	55,000,000	10	55.00
ICICI Prudential FMP — Series 44 — 3M — Plan D — Ret — Dividend	50,000,000	10	50.00
ICICI Prudential FMP — Series 44 — 3M — Plan E — Ret — Dividend	30,000,000	10	30.00
ICICI Prudential FRF — Plan D — Daily Dividend	401,789,217	10	401.87
ICICI Prudential Interval Fund II — Quarterly Interval — Plan B — Dividend	79,913,693	10	80.00
ICICI Prudential Interval Fund II — Quarterly Interval — Plan C — Dividend	77,593,332	10	77.59
ICICI Prudential Interval Fund II — Quarterly Interval — Plan C — IP — Dividend	78,993,005	10	78.99
ICICI Prudential Interval Fund II — Quarterly Interval — Plan D — IP — Dividend	50,000,000	10	50.00
ICICI Prudential Interval Fund II — Quarterly Interval — Plan E — Dividend	54,804,307	10	54.80
ICICI Prudential Interval Fund IV — Quarterly Interval — Plan B — IP — Dividend	50,000,000	10	50.00
ICICI Prudential Liquid — Super IP — Daily Dividend	3,547,278,605	10	3,547.46
IDFC Cash Fund — Plan C — Super I P— Daily Dividend	641,774,455	10	641.91
IDFC Interval Fund — Quarterly Plan A — IP — Dividend	29,898,346	10	30.00
IDFC Liquid Fund — Daily Dividend	1,153,258	1,000	115.35
IDFC Money Manager — Invest Plan — Plan B — Daily Dividend	670,324,325	10	670.69
IDFC Money Manager — Treasury Plan — Plan B — Daily Dividend	431,941,261	10	434.98
IDFC Money Manager — Treasury Plan — Plan C — Daily Dividend	207,096,775	10	207.13
IDFC-FMP — MS 4 — Dividend	40,000,000	10	40.00
IDFC-FMP — MS 5 — Dividend	50,950,000	10	50.95
IDFC-FMP — MS 6 — Dividend	50,000,000	10	50.00
IDFC-FMP — QS 29 — Dividend	30,000,000	10	30.00
IDFC-FMP — QS 31 — Dividend	50,000,000	10	50.00
IDFC-FMP — QS 34 — Dividend	30,000,000	10	30.00
IDFC-FMP — QS 35 — Dividend	30,000,000	10	30.00
IDFC-FMP — QS 36 — Dividend	85,000,000	10	85.00
IDFC-FMP — QS 37 — Dividend	30,000,000	10	30.00
IDFC-FMP — QS 39 — Dividend	80,531,600	10	80.53
IDFC-FMP — QS 40 — Dividend	60,530,700	10	60.53
IDFC-FMP — QS 41 — Dividend	40,000,000	10	40.00
ING FMF — Series 49 — IP — Dividend	30,021,502	10	30.02
ING Interval Fund — Quarterly Plan B — IP — Dividend	20,000,000	10	20.00
ING Interval Fund — Quarterly Plan C — IP — Dividend	25,000,000	10	25.00
ING Liquid Fund — Super IP — Daily Dividend	795,368,223	10	795.75
ING Quarterly FMP 91 — Series A — IP — Dividend	15,000,000	10	15.00
ING Treasury Advantage Fund — IP — Daily Dividend	65,781,492	10	65.80
JM Fixed Maturity Fund — Series X — Quarterly Plan 4 — IP — Dividend	20,000,000	10	20.00
JM Fixed Maturity Fund — Series XII — Quarterly Plan 1 — IP — Dividend	25,000,000	10	25.00
JM Fixed Maturity Fund — Series XII — Quarterly Plan 3 — IP — Dividend	50,000,000	10	50.00
JM FMF — Series XII — Monthly Plan 1 — IP — Dividend	30,000,000	10	30.00
JM FMF — Series XII — Monthly Plan 3 — IP — Dividend	50,000,000	10	50.00
JM FMF — Series XIII — Monthly Plan 1 — IP — Dividend	25,000,000	10	25.00
JM High Liquidity — I P— Daily Dividend	136,712,627	10	136.93
JM High Liquidity — Super I P— Daily Dividend	185,993,111	10	186.30
JM Interval Fund — Quarterly Plan 1 — IP — Dividend	50,000,000	10	50.00
JM Interval Fund — Quarterly Plan 2 — IP — Dividend	20,000,000	10	20.00
JM Interval Fund — Quarterly Plan 3 — IP — Dividend	25,000,000	10	25.00
JM Interval Fund — Quarterly Plan 4 — IP — Dividend	25,000,000	10	25.00
JM Interval Fund — Quarterly Plan 5 — IP — Dividend	60,524,227	10	60.52
JM Interval Fund — Quarterly Plan 6 — IP — Dividend	50,440,746	10	50.44
JM Money Manager Fund — Super Plus Plan — Daily Dividend	611,976,777	10	612.23

87 Sterlite Industries (India) Limited Annual Report 2008-09
Schedule 6 continued
Investments continued
Unquoted Fully Paid Up continued

Particulars	No. of Units	Face Value (Rs. )	Rs. in crore

Kotak Flexi Debt Fund — Daily Dividend	455,632,981	10	457.05
Kotak Flexi Debt Fund — IP — Daily Dividend	945,830,112	10	950.32
Kotak Floater — LT — Daily Dividend	109,383,249	10	110.26
Kotak Liquid — Inst Premium Plan — Daily Dividend	780,711,514	10	954.66
Kotak Monthly Interval Plan — Series III — Dividend	156,025,332	10	156.03
Kotak Quarterly Interval Plan — Series III — Dividend	165,067,585	10	165.13
Kotak Quarterly Interval Plan — Series IV — Dividend	151,351,883	10	151.37
Kotak Quarterly Interval Plan — Series V — Dividend	52,843,208	10	52.85
Kotak Quarterly Interval Plan — Series VI — Dividend	146,296,842	10	146.36
PRINCIPAL Cash Management Fund LO- Inst Prem. Plan — Daily Dividend	139,790,215	10	139.80
PRINCIPAL Floating Rate Fund — FMP — IP — Daily Dividend	172,700,490	10	172.91
PRINCIPAL Money Manager Fund — IP — Monthly Dividend	48,170,298	10	50.10
Principal PNB FMP 30 Days — Series I — IP — Dividend	125,900,000	10	125.90
Principal PNB FMP 30 Days — Series II — IP — Dividend	30,000,000	10	30.00
Principal PNB FMP 91 Days — Series XVI — Dividend	23,000,000	10	23.00
Principal PNB FMP 91 Days — Series XVII — IP — Dividend	70,000,000	10	70.00
Reliance FHF 10 — Series 14 — IP — Dividend	100,000,000	10	100.00
Reliance FHF 11 — Series 2 — Super IP — Dividend	96,000,000	10	96.00
Reliance FHF 8 — Series 7 — IP — Dividend	120,000,000	10	120.00
Reliance Interval Fund — Monthly Series I — IP — Dividend	216,823,191	10	216.99
Reliance Liquid Fund — TP — IP — Daily Dividend	916,014,705	10	1,400.33
Reliance Liquidity Fund — Daily Dividend	1,150,323,400	10	1,150.68
Reliance Medium Term Fund — Daily Dividend	1,291,454,853	10	2,207.81
Reliance Money Manager Fund — IP — Daily Dividend	28,872,321	1,000	2,890.51
SBI Magnum DFS — 90 Days — 25 — June 08 — Ret — Dividend	102,734,999	10	102.73
SBI Magnum DFS — 90 Days — 26 — July 08 — Ret — Dividend	70,000,000	10	70.00
SBI Magnum DFS — 90 Days — 29 — Sep 08 — Ret — Dividend	50,180,000	10	50.18
SBI Magnum Insta Cash — Daily Dividend	27,163,693	10	45.50
SBI Premier Liquid Fund — Super IP — Daily Dividend	733,884,874	10	736.27
SBI SHF — Ultra Short Term — IP — Daily Dividend	322,960,662	10	323.12
Tata FHF — Series 17 — Plan E — IP — Dividend	60,000,000	10	60.00
Tata FHF — Series 19 — Plan E — IP — Dividend	61,108,200	10	61.11
Tata FIP Fund — Series A2 — IP — Monthly Dividend	49,879,292	10	50.00
Tata FIP Fund — Series A3 — IP — Monthly Dividend	79,945,265	10	80.26
Tata Floater Fund — Daily Dividend	2,407,102,139	10	2,415.67
Tata FRF — LT — Dividend	29,351,335	10	30.00
Tata FRF — ST — IP — Daily Dividend	278,235,309	10	278.50
Tata Income Plus Fund — Plan A — Dividend	142,848,980	10	150.00
Tata Income Plus Fund — Plan B — Dividend	145,259,815	10	152.80
Tata Liquid Fund — SHIP — Daily Dividend	16,816,185	1,000	1,874.20
Tata Treasury Manager Fund — SHIP — Daily Dividend	1,538,182	1,000	154.28
Templeton India TMA — Super IP — Daily Dividend	30,979	1,000	3.10
UTI — F M P — June 08 — YS — IP — Dividend	42,680,000	10	42.68
UTI FIIF — Series 2 — Quarterly Interval Plan VI — IP — Dividend	40,000,000	10	40.00
UTI Fixed Income Interval Fund — Monthly Plan I — IP — Dividend	377,405,089	10	377.41
UTI Fixed Income Interval Fund — Monthly Plan II — IP — Dividend	150,497,717	10	150.50
UTI Fixed Income Interval Fund — Quarterly Plan III — IP — Dividend	74,050,000	10	74.05
UTI Liquid Fund — Cash Plan — IP — Daily Dividend	19,054,276	1,000	1,942.48
UTI Money Market — Daily Dividend	61,941,835	10	112.50
UTI Short Term — FMP — Series 5 — IP — Dividend	30,000,000	10	30.00
UTI Short Term — FMP — Series 7 — IP — Dividend	30,000,000	10	30.00
UTI Treasury Advantage Fund — IP — Daily Dividend	32,684,696	1,000	3,269.17

Preference Shares
0.01% Optionally convertible Redeemable Preference Shares of India Foils Limited	1,250,000	100	12.50
0.01% Redeemable Non convertible Preference Shares of India Foils Limited	13,953,423	100	139.53

88 Sterlite Industries (India) Limited Annual Report 2008-09
Schedule 7
Inventories

	As at	As at
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

Raw Materials	680.49	1,262.01
Work-in-Process	599.74	926.15
Finished Goods	87.12	77.25
Stores, Spares, Packing Materials & Others	39.55	40.58

Total	1,406.90	2,305.99

Schedule 8
Sundry Debtors

		As at	As at
		31 March	31 March
		2009	2008
		(Rs. in crore)	(Rs. in crore)

Unsecured, Considered Good (Unless otherwise stated)
(a) Due for a period exceeding 6 months
(i) Considered Good		3.75	3.09
(ii) Considered Doubtful	0.12		0.12
Less: Provision for doubtful debts	(0.12)	—	(0.12)

(b) Others Considered Good*		523.14	828.79

Total		526.89	831.88

*	Includes Rs. 16.99 crore (Previous year Rs. 2 crore) due from Subsidiaries.
Schedule 9
Cash and Bank Balances

	As at	As at
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

Cash on hand	0.09	0.09
Balance with Scheduled Banks in:
(i) Current Accounts including Cheques in hand	56.37	40.50
(ii) Deposit Accounts#	1,676.34	31.31
(iii) Dividend/Debenture/Debenture Interest Accounts*	5.04	5.08

Total	1,737.84	76.98

			Maximum balance at any
	As at		time during the year
	31 March	31 March
Name of Non Scheduled Banks	2009	2008	2008-09	2007-08

CITI Bank NA, New York	—	—	—	8,056.31
Deutsche bank, Singapore	—	—	—	1,428.35
ICICI Bank UK Limited	—	—	—	2,035.11
UBS AG London	—	—	—	1,417.30

#	(i) Includes Margin money Account amounting to Rs. 5.89 crore (Previous year Rs. 5.57 crore), (ii) Includes Fixed Deposit in lien against LCs with bank amounting to Rs. 520 crore (Previous year NIL).

*	Includes Fixed deposit of Rs. 0.10 crore (Previous year Rs. 0.10 crore) under lien with bank.

89 Sterlite Industries (India) Limited Annual Report 2008-09
Schedule 10
Other Current Assets

	As at	As at
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

Interest accrued on Investments and fixed deposits	34.92	—

	34.92	—

Schedule 11
Loans & Advances (Unsecured & Considered Good Unless Otherwise Stated)

		As at	As at
		31 March	31 March
		2009	2008
		(Rs. in crore)	(Rs. in crore)

Subsidiary Companies*		1,419.88	356.64
Advances recoverable in cash or in kind or for value to be received**
— Considered Good	419.21		231.34
— Considered Doubtful	12.89		12.89
Less: Provision for Doubtful Advances	12.89		12.89

		419.21	231.34
Assets held for disposal		0.17	0.17
Loans given to Associate company		849.00	389.00
Deposits		88.67	14.75
Balances with Central Excise Authorities		26.42	10.77
Fair Value Derivative Hedging Receivable		34.35	145.31

Total		2,837.70	1,147.98

*	Includes share application money pending allotment amounting to Rs. 1,335 crore (Previous year NIL)

	Closing Balance
	As at	As at	Maximum balance
	31 March	31 March	outstanding during
** Companies under same management	2009	2008	Current year	Previous year

Konkola Copper Mines Plc	25.65	13.08	33.86	13.08
Ararahat Gold Recovery LLC	—	—	—	0.42
Vedanta Aluminium Limited	849.00	396.45	849.00	396.45
Vedanta Resources Plc	—	8.53	8.53	8.53

90 Sterlite Industries (India) Limited Annual Report 2008-09
Schedule 12
Current Liabilities & Provisions

		As at	As at
		31 March	31 March
		2009	2008
		(Rs. in crore)	(Rs. in crore)

1. Current Liabilities:
Sundry Creditors (refer note (i) & (ii) below)		755.83	692.79
Other Liabilities		166.59	77.41
Interest accrued but not due on Loans		45.12	11.71
Investor Education and Protection Fund*
(a) Unclaimed Dividend	3.10		3.06
(b) Unclaimed Matured Debentures	2.05		2.14
(c) Interest Accrued on (a) and (b) above	0.28	5.43	0.28

		972.97	787.39

i)	The Company has not received any intimation from ‘suppliers’ regarding their status under the Micro, Small and Medium Enterprises Development Act, 2006 and hence disclosures relating to amount unpaid as at year end together with interest paid/payable under this Act have not been given.

ii)	Includes dues to Subsidiaries Rs. 79.92 crore (Previous year Rs. 40.07 crore)

*	These figures do not include any amounts, due and outstanding, to be credited to Investor Education and Protection Fund except Rs. 1.01 crore (Previous year Rs. 0.63 crore) which is held in abeyance due to pending legal case.

2. Provisions:
Provision for Current Tax and Fringe Benefit Tax (Net of taxes paid and TDS)	7.43	20.01
Proposed Dividend on Equity Shares	247.97	283.40
Provision for Tax on Proposed Dividend	42.15	48.16
Provision For Compensated Absences/Superannuation/Gratuity	5.43	4.33
Fair Value Derivative Hedging Payable	231.76	40.23
Other Provisions*	140.68	459.16
	675.42	855.29

Total	1,648.39	1,642.68

*	The company has recognised liability based on substantial degree of estimation for:

(i)	Excise duty payable on clearance of goods lying in stock as on 31 March 2008 of Rs. 0.47 crore as per the estimated pattern of despatches. As against it, during the year Rs. 0.48 crore has been incurred for clearance of such goods. The additional amount of Rs. 0.01 crore has been debited to profit and loss account. No liability is outstanding as on 31 March 2009.

(ii)	Final price payable on purchase of copper concentrate for which the quotational period price was not finalised as on 31 March 2008, a provision of Rs. 374.40 crore based on closing LME rate of copper and LBMA rate of precious metals was made. As against it, during the year Rs. 370.28 crore has been incurred towards final price settlement. The excess amount of Rs. 4.12 crore has been credited to profit and loss account under raw-material consumption. Liability recognised under this class for the year is Rs. 140.68 crore which is outstanding as on 31 March 2009. Actual outflow is expected on finalisation of quotational period price in the next financial year.

(iii)	Provision of Rs. 84.29 crore was outstanding as at 31 March 2008 against Corporate guarantees issued by the company to Banks and Financial institutions on behalf of M/s. India Foils Ltd. No provision is outstanding as at 31 March 2009. (refer note number 5(a) of Schedule 21).

91 Sterlite Industries (India) Limited Annual Report 2008-09
Schedules forming part of the Profit & Loss Account
Schedule 13
Other Income

	Year ended		Year ended
	31 March		31 March
	2009		2008
	(Rs. in crore)		(Rs. in crore)

Gain on mark to market of Current Investments	31.61		42.50
Dividend
— from Subsidiaries	5.78		28.16
— Current Investments	472.73		383.30
Profit on Sale of Current Investments (net)	26.92		3.45
Interest on:
Loans	43.42		2.08
Current Investments	5.21		—
Others	140.18		107.19
(Tax Deducted at Source Rs. 38.01 crore, Previous year Rs. 6.02 crore)
Unclaimed Liabilities written back (net)	4.84		14.98
Miscellaneous Income	79.24	*	20.73

Total	809.93		602.39

*	Refer note number 20 of Schedule 21
Schedule 14
Variation in Stock

	Year ended	Year ended
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

Closing Stock:
Work-in-Process	599.74	926.15
Finished Goods	87.12	77.25

	686.86	1,003.40

Opening Stock:
Work-in-Process	926.15	822.97
Finished Goods	77.25	49.63

	1,003.40	872.60

Variation in Stock	(316.54)	130.80

92 Sterlite Industries (India) Limited Annual Report 2008-09
Schedule 15
Manufacturing & Other Expenses

	Year ended	Year ended
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

Raw materials consumed*	9,423.15	11,226.53
Stores & Spares	119.32	69.68
Power, Fuel & Water	339.09	295.53
Machinery Repairs	76.66	50.54
Building Repairs	0.90	1.42
Other Repairs	0.07	0.10
Excise Duty	17.61	(1.60)
Other Manufacturing Expenses	39.68	40.01

Total	10,016.48	11,682.21

*	Refer note number 22 of Schedule 21.
Schedule 16
Personnel#

	Year ended	Year ended
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

Salaries, Wages, Bonus & Commission*	70.63	56.32
Contribution to Provident Fund, ESIC and other Funds	3.76	3.22
Employees’ Welfare & Other Amenities	6.52	5.69
Gratuity	1.37	0.95

Total	82.28	66.18

#	Net of recoveries.

*	Refer note number 19 of Schedule 21.
Schedule 17
Selling & Distribution

	Year ended	Year ended
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

Packing Expenses	9.78	9.77
Carriage Outward	81.41	60.41
Commission & Brokerage	4.02	7.72
Other Expenses	0.45	0.61

Total	95.66	78.51

93 Sterlite Industries (India) Limited Annual Report 2008-09
Schedule 18
Administration & General#

	Year ended	Year ended
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

Rent	1.48	1.01
Rates & Taxes	1.41	10.32
Insurance	6.08	5.50
Conveyance & Travelling Expenses	8.81	8.58
Loss on sale/discarding of Fixed Assets (net)	0.57	0.34
Foreign Exchange Difference including Forward premiums (net)	60.51	40.61
Directors’ Sitting Fees	0.13	0.08
General Expenses	56.33	49.06

Total	135.32	115.50

#	Net of recoveries
Schedule 19
Interest & Finance Charges

	Year ended	Year ended
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

On Debentures and Fixed Loans	16.49	22.71
Others	167.90	128.59
Bank charges	19.53	13.15

Total	203.92	164.45

Schedule 20
Exceptional Items*

		Year ended	Year ended
		31 March	31 March
		2009	2008
		(Rs. in crore)	(Rs. in crore)

(Writeback) of provision for impairment		(79.00)	—
Loss on sale of Investments	152.03		—
(Write back), provision and payment towards corporate guarantees	(128.34)	23.69	52.79

Total		(55.31)	52.79

*	Refer note number 5 of Schedule 21

94 Sterlite Industries (India) Limited Annual Report 2008-09
Notes Forming Part of the Accounts
Schedule 21
1.	Statement of significant accounting policies
(a)	Basis of Accounting

The Financial Statements are prepared as a going-concern under historical cost convention on an accrual basis and in accordance with the Companies Act, 1956 except those items covered under ‘Accounting Standard — 30’ on ‘Financial instruments: Recognition and Measurement’ which have been measured at their fair value . Accounting policies not stated explicitly otherwise are consistent with generally accepted accounting principles.

(b)	Use of Estimates

The presentation of financial statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and the estimates are recognised in the period in which the results are known/materialised.

(c)	Borrowing Cost

Borrowing Cost attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets upto the date when such assets are ready for intended use. Other borrowing costs are charged as expense in the year in which they are incurred.

(d)	Fixed Assets

Fixed Assets are stated at cost (net of modvat/cenvat/Value Added Tax) less accumulated depreciation and impairment loss.

(e)	Expenditure During Construction Period

All pre-operative project expenditure (net of income accrued) incurred upto the date of commercial production is capitalised.

(f)	Depreciation
(i)	Depreciation has been provided on Fixed Assets on straight line method at the rates and in the manner specified in Schedule XIV to the Companies Act, 1956, except in respect of additions arising on account of Insurance spares, on additions/extensions forming an integral part of existing plants and on the revised carrying amount of the assets identified as impaired on which depreciation has been provided over residual life of the respective fixed assets.

(ii)	Amortisation of leasehold land and buildings has been done in proportion to the period of lease.

(iii)	Fixed Assets where ownership vests with the Government/Local authorities are amortised at the rates of depreciation specified in Schedule XIV to the Companies Act, 1956.
(g)	Intangible Assets

Intangible Assets are stated at cost of acquisition less accumulated amortisation. Technical know-how is amortised over the useful life of the underlying plant. Amortisation is done on straight line basis.Software is amortised on Straight Line basis.

(h)	Investments
(i)	Investments are classified as investments in Subsidiaries, Associates, Available for Sale and Held for Trading within the meaning of Accounting Standard 30 on ‘Financial Instruments: Recognition and measurement’ read with the limited revisions of Accounting Standard 21 on Consolidated Financial Statements & Accounting Standard 23 on Accounting for Investments in Associates in Consolidated Financial Statements.

(ii)	Investments are recorded as Long Term Investments unless they are expected to be sold within one year. Investments in subsidiaries and associates are valued at cost less any provision for impairment. Investments are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable.

(iii)	Investments classified as Available for Sale are initially recorded at cost and then remeasured at subsequent reporting dates to fair value. Unrealised gains/losses on such investments are recognised directly in Investment Revaluation Reserve Account. At the time of disposal, derecognition or impairment of the investments, cumulative gain or loss previously recognised in the Investment Revaluation Reserve Account is recognised in the Profit & Loss Account.

(iv)	Investments classified as Held for Trading that have a market price are measured at fair value & gain/loss arising on account of fair valuation is routed through Profit and Loss account & those that do not have a market price and whose fair value cannot be reliably measured are carried at cost.

95 Sterlite Industries (India) Limited Annual Report 2008-09
(i)	Inventories
(i)	Inventories are valued at lower of cost or net realisable value except for scrap and by-products which are valued at net realisable value.

(ii)	Cost of inventories of finished goods and work-in-process includes material cost, cost of conversion and other costs.

(iii)	Cost of inventories of raw material and material cost of finished goods and work-in-process is determined on First In First Out (FIFO) basis except stores and spare parts which are valued at weighted average cost.
(j)	Premium on Redemption of Debentures

Premium on redemption of debentures is provided for on a pro-rata basis over the tenure of the debentures.

(k)	Foreign Currency Transactions
(i)	Transactions denominated in foreign currencies are normally recorded at the exchange rate prevailing at the time of the transaction.

(ii)	Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of monetary items which are hedged by derivative instruments, the valuation is done as per ‘Accounting Standard — 30’, Financial Instruments: Recognition and Measurement’ read with accounting policy on derivative instruments. The fair value of foreign currency contracts are calculated with reference to current forward exchange rates for the contracts with similar maturity profile.

(iii)	Non monetary foreign currency items are carried at cost.

(iv)	Any income or expense on account of exchange difference either on settlement or on translation is recognised in the Profit & Loss Account except in respect of long term Foreign Currency monetary Items which are not covered by Accounting Standard (AS 30) on ‘Financial instruments; Recognition and Measurement’ relatable to acquisition of depreciable fixed assets. Such difference is adjusted to the carrying cost of the depreciable fixed assets. In respect of other long term Foreign Currency Monetary items, the same is transferred to ‘Foreign Currency Monetary Translation Difference Account’ and amortised over the balance period of such long term Foreign Currency Monetary items but not beyond 31 March 2011.
(l)	Issue expenses

Expenses of Debenture/Bond/FRN etc issues pertaining to the projects are considered as pre-operative expenditure. Expenses of Debenture/Bond/FRN issues relating to other uses are charged to Profit & Loss Account in the year in which they are incurred. Expenses related to equity & equity related instruments are adjusted against the security premium account.

(m)	Employee Benefits
(i)	Short term employee benefits are recognised as an expense at the undiscounted amount in the profit and loss account of the year in which the related service is rendered. Provision for compensated absences to employees is on actual basis for the portion of accumulated leave which an employee can encash.

(ii)	Post employment and other long term employee benefits are recognised as an expense in the profit and loss account for the year in which the employee has rendered services. The expense is recognised at the present value of the amounts payable determined using actuarial valuation techniques. Actuarial gains and losses in respect of post employment and other long term benefits are charged to the profit and loss account.
(n)	Revenue Recognition

Revenue is recognised only when it can be reliable measured and it is reasonable to expect ultimate collection. Turnover includes sale of goods, services, scrap, excise duty, export incentives and are net of sales tax/Value Added Tax, rebates and discounts. Dividend income is recognised when right to receive the payment is established by the Balance Sheet Date. Interest income is recognised on time proportion basis taking into account the amount outstanding and rate applicable.

(o)	Export incentives

Duty drawback is recognised at the time of exports and the benefits in respect of advance license received by the company against export made by it are recognised as and when goods are imported against them .

96 Sterlite Industries (India) Limited Annual Report 2008-09
(p)	Import of copper concentrate and sale of copper and slime

In accordance with the prevailing international market practice, purchase of Copper Concentrate and sale of Copper and Slimes are accounted for on provisional invoice basis pending final invoice in terms of Purchase Contract/Sales Contract respectively. The cases where quotational period price are not finalised as at the year end are restated at LME/LBMA rates as on the date of year end and adjustments are made based on the metal contents as per laboratory assessments done by the company pending final invoice.

(q)	Derivative Instruments

In order to hedge its exposure to foreign exchange, interest rate and commodity price risks, the company enters into forward, option, swap contracts and other derivative financial instruments. The company neither hold nor issue any derivative financial instruments for speculative purposes.

Derivative financial instruments are initially recorded at their fair value on the date of the derivative transaction and are re-measured at their fair value at subsequent balance sheet dates.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Profit & Loss account. The hedged item is recorded at fair value and any gain or loss is recorded in the Profit & Loss account and is offset by the gain or loss from the change in the fair value of the derivative.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and are determined to be an effective hedge are recorded in Hedging Reserve account. Any cumulative gain or loss on the hedging instrument recognised in Hedging Reserve is kept in Hedging Reserve until the forecast transaction occurs. Amounts deferred to Hedging Reserve are recycled in the profit and loss account in the periods when the hedged item is recognised in the Profit & Loss Account or when the portion of the gain or loss is determined to be an in-effective hedge.

Derivative financial instruments that do not qualify for hedge accounting are marked to market at the balance sheet date and gains or losses are recognised in the Profit & Loss account immediately. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in Hedging Reserve is transferred to net profit or loss for the year.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the Profit & Loss Account.

(r)	Provision for Current and Deferred tax

Provision for current tax is made after taking into consideration benefits admissible under the provisions of the Income Tax Act, 1961. Deferred tax resulting from ‘timing differences’ between book and taxable profit is accounted for using the tax rates and laws that have been enacted or substantively enacted as on the balance sheet date. The deferred tax asset is recognised and carried forward only to the extent that there is reasonable/virtual certainty that asset will be realised in future.

(s)	Impairment of Assets

The carrying amount of assets are reviewed at each Balance Sheet date if there is any indication of impairment based on internal/external factors. An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. An impairment loss is recognised in the profit and loss account where the carrying amount of an asset exceeds its recoverable amount. The impairment loss recognised in prior accounting periods is reversed if there has been a change in the estimate of recoverable amount.

97 Sterlite Industries (India) Limited Annual Report 2008-09
(t)	Provision, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognised when there is a present obligation as a result of past events and it is probable that there will be an outflow of resources. Contingent Liabilities are not recognised but are disclosed in the notes. Contingent Assets are neither recognised nor disclosed in the financial statements.

2	Capital work-in-progress includes:

	Current year	Previous year
	(Rs. in crore)	(Rs. in crore)

a) Advance for capital expenditure	16.94	8.57
b) Capital Work-in-Progress includes Pre-operative expenditure as follows:
Opening Balance	—	0.38
Less: charged to Profit & Loss Account	—	0.38

	—	—

3	In accordance with the Accounting Standards (AS-28) on ‘Impairment of Assets’, during the year the company has carried out a review to identify whether the recoverable value of any fixed assets is lower than its book value. Accordingly an additional provision for impairment amounting to Rs. 20.58 crore on plant & machinery has been recognised in the Profit & Loss Account.

4	Arising from the Announcement of the Institute of Chartered Accountants of India (ICAI) on 29 March 2008, With effect from financial year ended 31 March 2008, the Company has chosen to early adopt ‘Accounting Standard — 30’, ‘Financial Instruments: Recognition and Measurement’ in its entirety read with limited revisions in various other Accounting Standard as published by ICAI. Accordingly all the financial assets and financial liabilities & derivatives have been remeasured at their respective fair values as against cost or market value whichever is lower. Coterminous with this, in the spirit of complete adoption, the Company has also implemented the consequential limited revisions in view of AS — 30 as have been announced by the ICAI. Consequent to this adoption, current investments which under Accounting Standard-13 on “Accounting for Investments” are carried at the lower of cost and fair value, have been accounted for at fair value resulting in investment being valued at Rs. 39.42 crore ( Previous year Rs. 71.47 crore) above their cost and the profit before tax being lower by Rs. 24.15 crore (Previous year higher by Rs. 47.65 crore) and Investment revaluation reserve being higher by Rs. 0.82 crore (Previous year Rs. 8.72 crore).
5	a)	Pursuant to BIFR granting approval to the draft rehabilitation scheme of India Foils Limited (IFL) and in terms of the said scheme, Net loans & guarantees aggregating to Rs. 154.88 crore devolved on the Company during the year, against which the Company was allotted Preference shares by IFL amounting to Rs. 152.03 crore. The Company has sold the preference shares at a loss of Rs. 152.03 crore. Consequently, post take over of loan, the company has written back provision for corporate guarantees created in earlier years to the tune of Rs. 128.34 crore.

	b)	During the earlier year, the Company had impaired assets represented by investment in one of its subsidiary and charged against the General Reserve. During the year, based on the current indications, the Company has recalculated the recoverable amount of the assets and accordingly written back Rs. 79 crore. The General Reserve withdrawn in earlier year has also been restored by transfer of an equivalent additional amount.
Amount referred to in a & b above have been shown under the head ‘Exceptional items’ in Profit and Loss Account.

6	The employees’ gratuity fund scheme is, managed by Life Insurance Corporation of India (LIC), a defined benefit plan. The present value of obligation is determined based on actuarial valuation using projected unit credit method, which recognise each period of service as giving rise to additional unit of employee benefit entitlement and measures each unit separately to build up the final obligation. The obligation for compensated absences is recognised on actual basis for the portion of accumulated leave which an employee can encash.

Defined Contribution Plan

	Current year	Previous year
	(Rs. in crore)	(Rs. in crore)

Employer’s Contribution to Provident Fund	2.52	2.41
Employer’s Contribution to Superannuation Fund	0.55	0.61

98 Sterlite Industries (India) Limited Annual Report 2008-09
Defined Benefit Plan: The disclosure as required under AS 15 regarding the Company’s gratuity plan (funded) is as follows:

	2008-09	2007-08	2006-07

Actuarial assumptions
Particulars
Salary growth	5.00%	5.00%	5.0%
Discount rate	7.50%	7.50%	7.50%
Expected return on plan assets	7.50%	7.50%	8.00%
Mortality Table (LIC)	1994-96	1994-96	1994-96
	(duly modified)	(duly modified)	(duly modified)

	2008-09	2007-08	2006-07
	(Rs. in crore)	(Rs. in crore)	(Rs. in crore)

Amount recognised in the income statement
Current service cost	1.42	0.94	0.84
Interest cost	0.60	0.44	0.38
Expected return on plan assets	(0.32)	(0.33)	—
Net actuarial (gains)/losses recognised in the year	1.21	1.78	0.10

Total	2.91	2.83	1.32

Movement in present value of defined benefit obligation
Particulars
Obligation at the beginning of the year	7.93	5.91	5.02
Current service cost	1.42	0.94	0.84
Interest cost	0.60	0.44	0.38
Actuarial loss on obligation	1.27	0.64	0.10
Benefits paid	(1.10)	—	(0.43)

Obligation at the end of the year	10.12	7.93	5.91

Movement in present value of plan assets
Particulars
Fair value at the beginning of the year	4.20	4.38	4.26
Expected returns on plan assets	0.32	0.33	—
Contribution	2.88	0.64	0.55
Actuarial gains and losses	0.05	(1.15)	—
Benefits paid	(1.10)	—	(0.43)

Fair value at the end of the year	6.35	4.20	4.38

Amount recognised in the balance sheet
Particulars
Present value of obligations at the end of the year	10.12	7.93	5.91
Less: Fair value of plan assets at the end of the year	6.35	4.20	4.38

Net liability recognised in the balance sheet	3.77	3.73	1.53

Notes:

In the absence of detailed informations regarding Plan assets which is funded with Life Insurance Corporation of India, the composition of each major category of plan assets, the percentage or amount for each category to the fair value of plan assets has not been disclosed. The details of experience adjustments arising on account of plan assets and liabilities as required by paragraph 120(n)(ii) of AS 15 (Revised) on “Employee Benefits” are not readily available in the valuation report and hence, are not furnished.

The estimate of rate of escalation in salary considered in actuarial valuation, takes into account inflation, seniority, promotion and other relevant factors including supply and demand in the employment market. The above is certified by the actuary.

99 Sterlite Industries (India) Limited Annual Report 2008-09
7	Payment to Statutory Auditors

	Current year	Previous year
	(Rs. in crore)	(Rs. in crore)

Audit fees	0.40	0.30
Tax Audit fees	—	0.07
Certification & others	2.07	0.21
Out of pocket expenses	0.09	0.14

	2.56	0.72

8	Managerial Remuneration

	Current year	Previous year
	(Rs. in crore)	(Rs. in crore)

A. Remuneration to Executive Directors*
(i) Salary & perquisites	12.41	12.08
(ii) Contribution to Provident Fund & Superannuation Fund	1.03	0.91
(iii) Other Benefits	1.66	1.85

	15.10	14.84

*	The above remuneration excludes provision for gratuity & compensated absences. Includes Rs. 0.33 crore subject to approval of shareholder’s.

Computation of net profit in accordance with section 309(5) of the Companies Act, 1956:
Profit before tax	1,339.15	1,104.47
Add: Depreciation and impairment as per Accounts	166.18	138.98
Loss on sale of fixed asset	0.57	0.34
Provision for corporate guarantees	23.69	—
Managerial Remuneration to:
Vice Chairman, Managing Director and Wholetime Director	15.10	14.84

	1,544.69	1,258.63

Less: Depreciation under Companies Act, 1956	145.60	138.98
Write back of provision for impairment	79.00	—
Profit on sale of investment	26.92	3.45
Gain on mark to market on financial assets/liabilities	31.61	42.50
Gain on fair valuation of loans	12.54	10.00

Net Profit for the year	1,249.02	1,063.70

Commission to Vice Chairman, Managing Director and Wholetime Director maximum as per terms of appointment/special resolution	62.45	53.18
Commission as recommended by the board	—	—

B. Commission to Non-Executive Directors as determined by the Board	0.38	0.38

	Current year	Previous year
	(Rs. in crore)	(Rs. in crore)

9 (a) Excise duty shown as a reduction from turnover	711.75	779.61
(b) Excise duty charged to profit and loss account
(i) Difference between closing and opening stock	(0.47)	(2.03)
(ii) Shortages etc.	—	0.43
(iii) Excise duty not billed to customers	18.08	—

Total	17.61	(1.60)

10	On 6 March 2009 the Company and ASARCO LLC (a fully integrated miners, smelter, refiners of copper in United States) executed, after renegotiation, new settlement and Purchase and Sale Agreement to purchase the operating assets of ASARCO for a consideration of (a) cash payment of US $1.1 billion on closing and (b) a senior secured non interest bearing promissory note of US $600 million, payable over a period of nine years, which was subject to the approval of the creditors constituents of ASARCO and US Bankruptcy Court for the Southern District of Texas. The operating assets to be purchased includes the copper mines, associated mills, SX-EW and a copper smelter in the State of Arizona, United States and a copper refinery, rod plant, cake plant and precious metals plant in the State of Texas, United States.

100 Sterlite Industries (India) Limited Annual Report 2008-09
11	(a)	Lanjigarh Scheduled Area Development Foundation was incorporated on 23 January 2009 under section 25 of the Companies Act, 1956 as wholly owned company with paid up capital of Rs. 0.05 crore with main object to engage in activities for welfare and development of the people of the district of Kalhandi and Rayagada in the state of Orissa belonging to poor and weaker section. Subsequently, 25,500 equity shares have been transferred to government of Orissa and Orissa Mining Corporation Limited. Losses arising out of such transfer amounting to Rs. 0.02 crore have been accounted under profit on sale of current investment (net) in Schedule 12. Balance amounting to Rs. 0.03 crore has been shown under Advances recoverable in cash or in kind or for value to be received in Schedule 10.

	(b)	On 8 August 2008, the Supreme Court of India granted clearance for forest diversion proposal for the conversion of 660,749 hactare of forest land from forestry use to mining use, allowing us to source bauxite which has been mined on the Niyamgiri Hills in Lanjigarh. Pursuant to the Supreme Court order, we were required to pay the higher of 5% of annual profits before tax and interest from the Lanjigarh project and Rs. 10 crore per annum (commencing April 2007) as a contribution for scheduled area development, as well as Rs. 12.20 crore towards tribal development and Rs. 105.45 crore plus expenses towards a wildlife management plan for conservation and the management of wildlife around the Lanjigarh bauxite mine. As of 31 March 2009, an amount of Rs. 141.18 crore has been remitted to Compensatory Afforestation Fund in compliance with the Supreme Court order.
12	In terms of Scheme of Arrangement (Scheme) as approved by the Hon’ble High Court of Judicature at Mumbai, vide its order dated 19 April 2002 the company during 2002-2003 reduced its paid up share capital by Rs. 10.03 crore. There are 192,040 equity shares of Rs. 2 each pending clearance from NSDL/CDSL. A Special Leave Petition filed in the Hon’ble Supreme Court of India against the judgement of Hon’ble High Court of Mumbai by SEBI and Department of Company Affairs has been inter-alia dismissed. The Company has filed application in Hon’ble High Court of Mumbai to cancel these shares, the decision on which is pending.

13	Advance recoverable in cash or in kind includes Rs. 0.06 crore (Previous year NIL) due from Sterlite Shipping Ventures Private Limited in which directors are interested.

14	In Accordance with Clause 32 of Listing Agreement, Advance(s) in the nature of Loan is/are as under: (As Certified by the Management)
(a) Loans & Advances in the nature of Loans

				(Rs. in crore)
		Balance	Maximum	Balance
		as at	Amount	as at
		31 March	Outstanding	31 March
Name of the Company	Relationship	2009	during the Year	2008

Monte Cello BV	Subsidiary	0.77	0.78	0.42
Sterlite Opportunities & Ventures Limited*	Subsidiary	—	—	—
Bharat Aluminium Company Limited	Subsidiary	—	—	318.00
Sterlite Paper Limited	Subsidiary	38.18	38.18	37.59
Sterlite Energy Limited**	Subsidiary	—	—	0.64
Vedanta Aluminium Limited***	Associate	849.00	849.00	396.45

*	Excluding Debentures of Rs. 718.09 crore (Previous year Rs. 786.66 crore).

**	Excluding share application money pending allotment amounting to Rs. 1,335 crore (Previous year NIL).

***	Excluding Debentures of Rs. 2,019.16 crore (Previous year Rs. 1,600 crore).
(b) None of the loanees have made, per se, investment in the shares of the company.
(c) Investments made by Monte-Cello BV in Subsidiaries:
Investment in Copper Mines of Tasmania Pty. Ltd- 2 Shares & Thalanga Copper Mines Pty. Ltd- 5,78,240 Shares

Notes:

i)	The above loans & advances to subsidiary fall under the category of loans & advances in the nature of loans where there is no repayment schedule. The loans are free of interest except to Vedanta Aluminium Limited.

ii)	As per the Company’s policy, loan to employees are not considered in (a) above.

101 Sterlite Industries (India) Limited Annual Report 2008-09
15	The Debentures referred to in Schedule 3 of Balance Sheet at A are due for redemption as follows:

7.87% debentures on 10 April 2010 of Rs. 40 crore; 8% debentures on 10 April 2013 of Rs. 60 crore .

16	The company had received show cause notice under FERA and FEMA for transactions amounting to Rs. 500.65 crore for non submission of documents. The company has submitted all documents for Rs. 496.65 crore and alternate documents is being submitted for the balance amount. The company envisages no liability to arise on this account.

17	During the year 2004-05, the company issued 35,860,049 equity shares of Rs. 5 each at a premium of Rs. 545 aggregating Rs. 1,972.30 crore on Rights basis to existing share holders. In terms of Clause no. 6.5.7.1 of SEBI (Disclosure and Investor Protection) Guidelines, 2000 (as amended) proceeds of Rights Issue has been utilised as under:

		Actual utilisation (Rs. in crore)
		Till	Till
Utilisation	Planned	31.03.2009	31.03.2008

Investment in BALCO	900.00	—	300.00
Reduction in Term loans	520.00	520.00	520.00
Reduction in Current liabilities	551.00	551.00	551.00
Rights Issue expenses	1.30	1.19	1.19

	1,972.30	1,072.19	1,372.19

Balance amount of Rs. 900.11 crore (Previous year Rs. 600.11 crore) is lying in debt mutual funds as at Balance sheet date and been presented in Investment-Schedule 6
18	During the year ended 31 March 2008, the Company had issued 150,000,000 American Depository Shares (ADS) at US$13.44 per share, representing 150,000,000 underlying equity shares of Rs. 2 each. The net proceeds amounting to Rs. 8,050.93 crore to be used for general corporate purposes, including capital expenditures and working capital, reduction of debt and for possible acquisitions of complementary businesses and consolidation of the ownership of subsidiaries, as mentioned in ADS offering document. Till 31 March 2009, the company has utilised Rs. 4,576 crore towards the above said purposes. Pending utilisation for the stated purpose, the balance ADS proceeds have been invested temporarily in debt mutual funds in India.

19	Parent company (Vedanta Resources plc) of the Company offers equity-based award plans to its employees, officers and directors based on the performance conditions as set out in the scheme, duly approved by the board of directors of the Company on 24 December 2003 and by the shareholders of the company on 20 January 2004. The performance condition attached to outstanding awards under the LTIP is that of Vedanta’s performance, measured in terms of Total Shareholder Return (‘TSR’) compared over a three year period or such period as the Board may determine with the performance of the companies as defined in the scheme from the date of grant. The exercise price of the awards is 10 US cents per share. The Company had issued awards of its parent Company Vedanta Resources Plc in November 2007 where Vedanta’s TSR will be compared over three year period in terms of the scheme. The parent company Vedanta on the basis of fair value of options granted to the Company employees charged a sum of Rs. 8.09 crore (Previous year Rs. 5.01 crore) being the proportionate cost which is charged to the Profit & Loss Account under the head Personnel Expenses.

20	The Company has recognised an amount of Rs. 57.80 crore as claims receivable on account of insurance claim due to the cooling tower failure, based on the confirmation from the insurers on a provisional estimate basis.

21	The Central Government, vide notification dated 31 March 2009, has amended Accounting Standard AS 11 ‘The effects of Changes in Foreign Exchange Rates’, notified under the Companies (Accounting Standard) Rules, 2006. During the year, the Company opted to follow the above changes in respect of all long term foreign currency items which are not covered by Accounting Standard (AS 30) on ‘Financial instruments; Recognition and Measurement’. However, this has no impact on any item of Balance Sheet and the Profit & Loss Account for the current year.

22	Net exchange difference (gain)/loss amounting to Rs. 622.36 crore [Previous year Rs. (251.82) crore] related to procurement of raw materials has been accounted under raw material consumption. Net exchange differences pertaining to sales, loans, professional fees, services etc amounting to Rs. 60.51 crore (Previous year exchange loss of Rs. 40.61 crore) is disclosed under schedule 18 of Financial Statement.

102 Sterlite Industries (India) Limited Annual Report 2008-09
23	Details regarding licenced and installed capacity and actual production (As certified by the management)
A. Capacity

		Licenced Capacity		Installed Capacity
		Current	Previous	Current	Previous
Description	Unit	year	year	year	year

1 Continuous Cast Copper Rod	MT	N.A.	N.A.	268,000	268,000
2 Copper Cathodes	MT	N.A.	N.A.	405,000	405,000
3 Aluminium Cold Rolled Products	MT	N.A.	N.A.	20,000	20,000
4 Phosphoric Acid	MT	N.A.	N.A.	230,000	180,000
5 Sulphuric Acid	MT	N.A.	N.A.	1,300,000	1,300,000
N.A. — Delicensed vide notification No. 477(E) dated 27 July, 1991

     B. Production

		Current year	Previous year
Description	Unit	Quantity	Quantity

1 Continuous Cast Copper Rod*	MT	219,879	224,758
2 Copper Cathodes**	MT	312,833	339,294
3 Sulphuric Acid***	MT	987,512	1,027,771
4 Phosphoric Acid	MT	163,607	152,401

*	Includes 6 MT (Previous year 25 MT) loss of material.

**	Includes 2,20,783 MT (Previous year 2,27,212 MT) used for captive consumption.

***	Includes 4,59,510 MT (Previous year 4,20,276 MT) used for captive consumption.
24	Quantitative information in respect of opening stock, closing stock, turnover and consumption of raw materials (as certified by management)
A. Opening Stock

		Current year		Previous year
			Value		Value
Description	Unit	Quantity	(Rs. in crore)	Quantity	(Rs. in crore)

Continuous Cast Copper Rod	MT	536	18.16	465	14.45
Copper Cathodes	MT	119	3.82	448	14.98
Sulphuric Acid	MT	3,482	1.34	10,084	1.32
Phosphoric Acid	MT	1,485	3.76	9,749	18.88
Others*			50.17		—

			77.25		49.63

B. Closing Stock

		Current year		Previous year
			Value		Value
Description	Unit	Quantity	(Rs. in crore)	Quantity	(Rs. in crore)

Continuous Cast Copper Rod	MT	—	—	536	18.16
Copper Cathodes	MT	6	0.10	119	3.82
Sulphuric Acid	MT	18,178	2.73	3,482	1.34
Phosphoric Acid	MT	7,984	21.23	1,485	3.76
Others*			63.06		50.17

			87.12		77.25

103 Sterlite Industries (India) Limited Annual Report 2008-09
24	Quantitative information in respect of opening stock, closing stock, turnover and consumption of raw materials (as certified by management) continued
C. Turnover

		Current year		Previous year
			Value		Value
Description	Unit	Quantity	(Rs. in crore)	Quantity	(Rs. in crore)

Continuous Cast Copper Rod	MT	220,409	7,285.12	224,662	7,814.30
Copper Cathodes	MT	92,163	2,510.05	112,411	3,710.06
Copper Concentrate	DMT	19,073	66.50	—	—
Sulphuric Acid	MT	513,306	285.25	614,097	249.69
Phosphoric Acid	MT	157,108	1,134.46	160,665	398.20
Rock Phosphate	MT	5,437	4.34	5,166	2.20
Anode Slime			878.72		1,166.81
Export Benefits			12.10		13.99
Services			4.53		4.00
Others*			96.67		92.34

			12,277.74		13,451.59

*	Includes Realisable waste.
D.Raw Material Consumed

		Current year		Previous year
			Value		Value
Description	Unit	Quantity	(Rs. in crore)	Quantity	(Rs. in crore)

Copper Concentrate	DMT	1,038,551	8,415.45	1,094,315	10,794.16
Rock Phosphate	MT	561,174	653.42	507,031	202.13
Others			354.28		230.24

			9,423.15		11,226.53

E. Purchases

		Current year		Previous year
			Value		Value
Description	Unit	Quantity	(Rs. in crore)	Quantity	(Rs. in crore)

Rock Phosphate	MT	5,437	4.18	5,166	2.08
Copper Concentrate	DMT	19,073	71.52	—	—

			75.70		2.08

25	CIF Value of Imports

	Current year	Previous year
	(Rs. in crore)	(Rs. in crore)

Raw materials	8,148.89	11,476.91
Stores & Spares	48.12	19.64
Capital Goods	19.21	2.33

104 Sterlite Industries (India) Limited Annual Report 2008-09
26	Expenditure in Foreign Currency

	Current year	Previous year
	(Rs. in crore)	(Rs. in crore)

Long Term Incentive Plan expenses (net of recoveries)	8.09	5.01
Technical Service Charges	3.54	3.47
Share Issue Expenses	—	175.36
Interest & Finance charges	137.65	114.10
Professional Fees (incl. representative office fee)	22.96	20.12
Others	11.09	1.12

	183.33	319.18

27	Earning in Foreign Currency

	Current year	Previous year
	(Rs. in crore)	(Rs. in crore)

FOB value of exports	4,565.79	7,033.97
Management fees	4.53	4.00
Dividend and interest	—	37.39
Others	9.85	—
	4,580.17	7,075.36

28	Particulars of Dividend Paid to Non Resident Shareholders

Year to which Dividend relates	31 March 2008
Number of Shareholders	1
Number of Shares held	403,715,750
Amount Remitted-Gross (Rs. in crore) in financial year 2008-09	161.49

29	Value of Raw Materials Consumed

	Current year		Previous year
		% of total		% of total
	(Rs. in crore)	consumption	(Rs. in crore)	consumption

Indigenous	375.67	3.99%	292.90	2.61%
Imported	9,047.48	96.01%	10,933.63	97.39%

	9,423.15		11,226.53

30	Value of Components, Stores & Spares Parts Consumed

	Current year		Previous year
		% of total		% of total
	(Rs. in crore)	consumption	(Rs. in crore)	consumption

Indigenous	82.54	69.17%	50.79	72.89%
Imported	36.78	30.83%	18.89	27.11%

	119.32		69.68

105 Sterlite Industries (India) Limited Annual Report 2008-09
31	Contingent Liabilities

	As at	As at
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

(a) Estimated amount of contracts remaining to be executed on Capital Account and not provided for (net of advances) (Cash outflow is expected on execution of such capital contracts, on progressive basis.)	35.11	17.64
(b) Disputed liabilities in appeal:
(i) Income Tax (No cash outflow is expected in the near future)	88.70	5.03
(ii) Sales Tax (relating to sale value)	4.25	3.78
(iii) Custom Duty (No cash outflow is expected in the near future)	6.23	—
(iv) Excise Duty (net of modvatable excise duty on interunit transfers)	34.56	45.96
(Mainly on account of difference in valuation of intermediate products meant for captive consumption at other locations and clearance of intermediate products to other locations on job basis. No cash outflow is expected in the near future).

(v) Service Tax (On account of credit taken on outward freight paid to goods transport agent & no outflow is expected in the near future)	15.94	15.73
(vi) FERA/FEMA (No outflow is expected in the near future)	59.90	38.14
(vii) Others (No outflow is expected in the near future)	10.09	9.76
(c) Letters of Credit given in favour of Asarco LLC, USA (This will be adjusted against the consideration to acquire Asarco LLC, USA) (refer note no.10 of Schedule 21)	509.50	—
(d) Unexpired Letters of Credit (These are established in favour of vendors but cargo/material under the aforesaid Letter of Credit are yet to be received as on year end date. Cash outflow expected on the basis of payment terms as mentioned in Letter of Credit).	771.11	352.37
(e) Bank Guarantees (Bank guarantees are provided under contractual/legal obligation. No cash outflow is expected)	292.21	315.68
(f) Sales Bill Discounted (No cash outflow is expected)	192.46	4.31
(g)    The Company has given Corporate Guarantees to Banks/Financial Institutions/others on behalf of Vedanta Aluminium Limited, CMT, TCM and Sterlite Energy Limited. The outstanding amount is Rs. 6,243.73 crore (Previous year Rs. 2,685.6 crore (net of provisions)) as on year end.

(h)    Estimated cost of variation in copper and precious metals quantity due to adjustments done based on metal contents as per laboratory assessments pending receipt of final invoice amounts to Rs. 12.06 crore (Previous year Rs. 33.59 crore).

(i)    The company has agreed to pay any liability upto Rs. 15 crore that may arise in respect of Power Transmission Line Division (since divested) for the period upto 30 June 2006. This liability is enforceable on the company upto 30 June 2011.

32	Disclosure on Financial and Derivatives Instruments
a)      Derivative contracts entered into by the company and outstandings as at Balance Sheet date
(i)	To hedge currency related risks, the company has entered into forex forward covers. The nominal amounts of such derivative contracts outstanding as at Balance sheet date are Rs. 2,502.37 crore (Previous year Rs. 1,288.9 crore)

(ii)	For hedging commodity related risks: Category wise break up is given below.

	As at 31 March 2009		As at 31 March 2008
Particulars	Purchases	Sales	Purchases	Sales

Forwards/Futures
Copper (MT)	25,125	24,000	49,800	52,975
Gold (Oz)	3,590	82,858	—	57,438
Silver (Oz)	106,052	1,299,485	4,953	1,068,434

b)      All derivative and Financial instruments acquired by the company are for hedging purposes only.
c)      Unhedged foreign currency exposure is as under:

	Rs. in crore	Rs. in crore
	As at	As at
	31.03.09	31.03.08

Payable	2,045.30	2,307.60
Receivable	149.21	264.70

106 Sterlite Industries (India) Limited Annual Report 2008-09
33	Segment Information as per Accounting Standard 17 on Segment Reporting for the year ended 31 March 2009
I)      Information about Primary Business Segments.

	Business Segments								(Rs. in crore)
	Copper		Others		Unallocated		Eliminations		Grand Total
Particulars	Current year	Previous year	Current year	Previous year	Current year	Previous year	Current year	Previous year	Current year	Previous year

Revenue
External Turnover	11,057.45	12,970.14	1,220.29	481.45	—	—	—	—	12,277.74	13,451.59
Inter-Segment Turnover	280.41	162.10	—	—	—	—	(280.41)	(162.10)	—	—
	—	—	—	—	—	—	—	—	—	—
Gross Turnover	11,337.86	13,132.24	1,220.29	481.45	—	—	(280.41)	(162.10)	12,277.74	13,451.59
Less: Excise Duty Recovered on Sales	702.49	764.61	9.26	15.00	—	—	—	—	711.75	779.61
Total Revenue	10,635.37	12,367.63	1,211.03	466.45	—	—	(280.41)	(162.10)	11,565.99	12,671.98
Results
Segment Result	558.16	712.40	235.55	65.90	—	—	—	—	793.71	778.30
Unallocated Expenses	—	—	—	—	39.85	26.58	—	—	39.85	26.58
Operating Profit/(loss)	558.16	712.40	235.55	65.90	(39.85)	(26.58)	—	—	753.86	751.72
Less: Interest Expenses	—	—	—	—	203.92	164.45	—	—	203.92	164.45
Add: Other Income	—	—	—	—	733.90	569.99	—	—	733.90	569.99
Less: Income Tax (including Deferred Tax)	—	—	—	—	102.72	152.84	—	—	102.72	152.84
Less: Exceptional items	—	—	—	—	(55.31)	52.79	—	—	(55.31)	52.79
Net Profit/(Loss)	558.16	712.40	235.55	65.90	442.72	173.33	—	—	1,236.43	951.63
Segment Assets	3,873.42	4,999.24	370.63	328.56	—	—	—	—	4,244.05	5,327.80
Unallocated Corporate Assets	—	—	—	—	15,607.87	13,213.18	—	—	15,607.87	13,213.18
Total Assets	3,873.42	4,999.24	370.63	328.56	15,607.87	13,213.18	—	—	19,851.92	18,540.98
Segment Liabilities	1,157.47	1,066.87	9.42	34.81	—	—	—	—	1,166.89	1,101.68
Unallocated Corporate liabilities	—	—	—	—	4,645.19	4,274.27	—	—	4,645.19	4,274.27
Total Liabilities	1,157.47	1,066.87	9.42	34.81	4,645.19	4,274.27	—	—	5,812.08	5,375.95
Capital Expenditure	96.14	83.12	3.99	14.44	6.18	1.48	—	—	106.31	99.04
Depreciation and impairment	149.12	122.23	15.44	15.20	1.62	1.55	—	—	166.18	138.98
Non-cash Expenditure (excluding depreciation and impairment)	—	—	—	—	—	52.79	—	—	—	52.79

(a)	The Company has disclosed business segment as primary segment. Segments have been identified and reported taking into account, the different risks and returns, the organization structure and the internal reporting systems. The main business segment are i) Copper which consist of manufacturing of copper cathode, continuous cast copper rod and slime, ii) other business segment consists of Phosphoric Acid and aluminium Foils.

(b)	Segment Revenue, Results, Assets and Liabilities include the respective amounts identifiable to each of the segments and amount allocated on a reasonable basis. Unallocated expenditure consist of common expenditure incurred for all the segments and expenses incurred at corporate level. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

107 Sterlite Industries (India) Limited Annual Report 2008-09
II)     Information about secondary segment

	(Rs. in crore)
Geographical Segment	Current year	Previous year

Revenue by geographical segment — Turnover
India	7,694.15	6,303.31
Outside India	4,583.59	7,148.28

Total	12,277.74	13,451.59

Carrying Amount of Segment Assets
India	19,647.69	18,415.75
Outside India	204.23	125.23

Total	19,851.92	18,540.98

Carrying Amount of Segment Liabilities
India	5,812.08	5,375.95
Outside India	—	—

Total	5,812.08	5,375.95

Capital Expenditure
India	106.31	99.04
Outside India	—	—

Total	106.31	99.04

34	Related Party disclosures
List of related parties and relationships

(i)	Entities Controlling the Company (Holdings Companies)
Twinstar Holding Limited Vedanta Resources Holdings Limited Vedanta Resources Plc. Volcan Investments Limited

ii)	Fellow Subsidiary Sesa Goa Limited The Madras Aluminium Company Limited Konkola Copper Mines Plc Sesa Industries Limited

iii)	Subsidiaries
Bharat Aluminium Company Limited
Sterlite Paper Limited
Copper Mines of Tasmania Pty Limited
Thalanga Copper Mines Pty Limited
Montecello BV
Sterlite Opportunities & Ventures Limited
Hindustan Zinc Limited
Sterlite Energy Limited
Fujairah Gold FZE
Talwandi Sabo Power Limited (w.e.f. 1 September 2008)
Sterlite (USA) Inc (w.e.f. 29 May 2008)

iv)	Associates
India Foils Limited (Till 19 November 2008) Vedanta Aluminium Limited

v)	Key Managerial Personnel Mr Anil Agarwal Mr Navin Agarwal Mr Tarun Jain Mr K K Kaura (Till 30 September 2008) Mr D D Jalan

vi)	Relatives of Key management Personnel Mr Dwarka Prasad Agarwal Relative of Mr Anil Agarwal and Mr Navin Agarwal

vii)	Others Anil Agarwal Foundation Trust Sterlite Foundation

108 Sterlite Industries (India) Limited Annual Report 2008-09
34 Related Party disclosures continued
viii)	Transaction During the year with related parties

											Relative of
									Key Management		Key Managerial				(Rs. in crore)
	Holding Companies		Fellow Subsidiary		Subsidiaries		Associates		Personnel		Personnel		Others		Total
	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous
Particulars	year	year	year	year	year	year	year	year	year	year	year	year	year	year	year	year

1 Loans & Advances
a Given/(Received) During the year	0.11	6.07	22.73	6.93	1,063.24	(198.81)	494.40	396.45	—	—	—	—	—	—	1,580.48	210.64
b Balance as at 31 March 2009	0.11	8.53	27.22	13.18	1,419.89	356.65	884.48	396.45	—	—	—	—	—	0.05	2,331.70	774.86
2 (a) Investments made during the year	—	—	—	—	—	600.00	837.03	1,600.00	—	—	—	—	—	—	837.03	2,200.00
(b) Redemption of Investments during the year	—	—	—	—	(68.57)	(137.19)	—	—	—	—	—	—	—	—	(68.57)	(137.19)
3 Investments as at 31 March 2009	—	—	—	—	2,713.04	2,702.61	2,582.20	1,897.20	—	—	—	—	—	—	5,295.24	4,599.81
4 Purchase/(Sales) of Fixed Assets	—	—	—	—	—	—	(0.85)	—	—	—	—	—	—	—	(0.85)	—
5 Current Liabilities
Balance as at 31 March 2009	168.53	103.09	—	—	79.92	40.07	—	—	—	—	—	—	—	—	248.45	143.16
6 Debtors
Balance as at 31 March 2009	—	—	—	—	16.99	2.00	—	—	—	—	—	—	—	—	16.99	2.00
7 Income
a Sales	—	—	0.25	0.14	14.53	—	—	—	—	—	—	—	—	—	14.78	0.14
b Management Consultancy Services	—	—	—	—	4.53	4.00	—	—	—	—	—	—	—	—	4.53	4.00
c Guarantee Commission & Interest	—	—	—	—	2.34	18.00	52.75	3.95	—	—	—	—	—	—	55.09	21.95
d Dividend Income	—	—	—	—	5.78	28.15	—	—	—	—	—	—	—	—	5.78	28.15
8 Expenditure
a Long Term Incentive Plan exp (Refer Note Number 19 of Schedule 20)	81.14	41.13	—	—	—	—	—	—	—	—	—	—	—	—	81.14	41.13
b Purchases	—	—	13.94	0.03	567.93	780.33	—	—	—	—	—	—	—	—	581.87	780.36
c Remuneration/ Sitting Fees	—	—	—	—	—	—	—	—	16.42	16.47	0.03	0.01	—	—	16.45	16.48
d Allocation of Corporate Expenses	—	—	(1.38)	(0.74)	(25.59)	(15.59)	(1.50)	(0.37)	—	—	—	—	—	—	(28.47)	(16.70)
e Management Consultancy Services	22.96	20.12	—	—	—	—	—	—	—	—	—	—	—	—	22.96	20.12
f Guarantee Commission	0.96	—	—	—	—	—	—	—	—	—	—	—	—	—	0.96	—
g Power Charges	—	—	5.35	1.77	—	—	—	—	—	—	—	—	—	—	5.35	1.77
h Recovery of deputed employees remuneration	—	—	(6.05)	(3.24)	(88.44)	(71.80)	(31.09)	(14.62)	—	—	—	—	(1.18)	(0.62)	(126.76)	(90.28)
i Recovery of other expenses	—	—	(21.27)	(10.00)	(46.11)	(32.22)	(9.13)	(9.29)	—	—	—	—	—	—	(76.51)	(51.51)
j Purchase of DEPB	—	—	—	—	40.29	126.31	—	—	—	—	—	—	—	—	40.29	126.31
k Donation	—	—	—	—	—	—	—	—	—	—	—	—	—	0.52	—	0.52
9 Dividend paid	161.49	—	10.24	—	—	—	—	—	—	—	—	—	—	—	171.73	—
10 Guarantees Given	—	—	—	—	2,659.95	759.55	3,583.78	2,054.83	—	—	—	—	—	—	6,243.73	2,814.38

109 Sterlite Industries (India) Limited Annual Report 2008-09
ix)	The company has written back provision made in earlier years towards expected liability on account of guarantees given to Banks and Financial Institutions for the loans taken by IFL amounting to Rs. 128.34 crore (Previous year write off of Rs. 52.79 crore).

x)	Details of Major Transactions with related parties
1 Loans & Advances

	Current year	Previous year
	(Rs. in crore)	(Rs. in crore)

(a) Given/(Received) During the year
(i) Fujairah Gold FZE	0.09	—
(ii) Sterlite Paper Limited	0.60	0.77
(iii) Bharat Aluminium Company Limited	(272.66)	(200.00)
(iv) Vedanta Resources Plc	—	6.07
(v) Vedanta Aluminium Limited	494.40	396.45
(vi) Monte-Cello BV	0.35	0.42
(vii) Sterlite Energy Limited	1,334.80	—
(viii) Konkola Copper Mines Plc	21.25	7.35
(ix) Ararahat Gold Recovery LLC	—	(0.42)
(x) Twinstar Holding Limited	0.11	—
(xi) Sesa Goa Limited	1.48	—
(xii) Sterlite Opportunities and Ventures Limited	0.06	—

	1,580.48	210.64

(b) Balance as at 31 March 2009
(i) Bharat Aluminium Company Limited	45.34	318.00
(ii) Konkola Copper Mines Plc	25.65	13.09
(iii) Monte Cello BV	0.77	0.42
(iv) Sterlite Paper Limited	38.18	37.59
(v) Sterlite Opportunities and Ventures Limited	0.06	—
(vi) Vedanta Resources Plc	—	8.53
(vii) Sesa Industries Limited (current year Rs. 13,503)	—	—
(viii) Sterlite Energy Limited	1,335.45	0.64
(ix) Fujairah Gold FZE	0.09	—
(x) Anil Agarwal Foundation Trust	—	0.05
(xi) Sesa Goa Limited	1.57	0.09
(xii) Vedanta Aluminium Limited	884.48	396.45
(xiii) Twinstar Holding Limited	0.11	—

	2,331.70	774.86

2 Investments/(Redemption) made during the year

	Current year	Previous year
	(Rs. in crore)	(Rs. in crore)

(i) Sterlite Opportunities and Ventures Limited	(68.57)	(137.19)
(ii) Vedanta Aluminium Limited	685.00	1,600.00
(iii) Sterlite Energy Limited	—	600.00
(iv) India Foils Limited	152.03	—
(v) Sterlite (USA) Inc (Rs. 42.77)	—	—

	768.46	2,062.81

110 Sterlite Industries (India) Limited Annual Report 2008-09
x)	Details of Major Transactions with related parties continued
3 Investments as at 31 March 2009

	Current year	Previous year
	(Rs. in crore)	(Rs. in crore)

(i) Bharat Aluminium Company Limited	553.18	553.18
(ii) Monte Cello BV	204.23	125.23
(iii) Sterlite Opportunities and Ventures Limited	769.14	837.71
(iv) Sterlite Energy Limited	1,186.49	1,186.49
(v) Vedanta Aluminium Limited	2,582.20	1,897.20
(vi) Sterlite (USA) Inc (Rs. 42.77)	—	—

	5,295.24	4,599.81

4 Purchase/(Sales) of Fixed Assets

	Current year	Previous year
	(Rs. in crore)	(Rs. in crore)

(i) Vedanta Aluminium Limited	(0.85)	—

	(0.85)	—

5 Current Liabilities

	Current year	Previous year
	(Rs. in crore)	(Rs. in crore)

(i) Vedanta Resources Plc	168.53	103.09
(ii) Copper Mines of Tasmania Pty Limited	79.92	38.34
(iii) Hindustan Zinc Limited	—	1.73

	248.45	143.16

6 Debtors

	Current year	Previous year
	(Rs. in crore)	(Rs. in crore)

(i) Copper Mines of Tasmania Pty Limited	2.54	2.00
(ii) Fujairah Gold FZE	14.45	—

	16.99	2.00

7 Income

	Current year	Previous year
	(Rs. in crore)	(Rs. in crore)

(a) Sales:
(i) Madras Aluminium Company Limited	0.25	0.14
(ii) Fujairah Gold FZE	14.53	—

	14.78	0.14

(b) Management Consultancy Services:
(i) Copper Mines of Tasmania Pty Limited	4.53	4.00

	4.53	4.00

(c) Guarantee Commission & Interest
(i) Vedanta Aluminium Limited	52.75	3.95
(ii) Bharat Aluminium Company Limited	2.34	18.00

	55.09	21.95

(d) Dividend Income
(i) Monte-Cello BV	0.16	14.09
(ii) Bharat Aluminium Company Limited	5.62	14.06

	5.78	28.15

111 Sterlite Industries (India) Limited Annual Report 2008-09
8 Expenditure

	Current year	Previous year
	(Rs. in crore)	(Rs. in crore)

(a) Long Term Incentive Plan
(i) Vedanta Resources Plc	81.14	41.13

	81.14	41.13

(b) Purchases:
(i) Copper Mines of Tasmania Pty Limited	567.93	780.33
(ii) Konkola Copper Mines	10.63	—
(iii) Madras Aluminium Company Limited	0.30	0.03
(iv) Sesa Industries Limited	2.93	—
(v) Sesa Goa Limited	0.08	—

	581.87	780.36

(c) Remuneration/Sitting Fees:
(i) Mr Navin Agarwal	7.00	7.06
(ii) Mr K K Kaura	4.26	4.18
(iii) Mr Tarun Jain	3.50	3.61
(iv) Mr D D Jalan	1.66	1.62
(v) Mr D P Agarwal	0.03	0.01

	16.45	16.48

(d) Allocation of Corporate Expenses:
(i) Hindustan Zinc Limited	(16.14)	(10.58)
(ii) Bharat Aluminium Company Limited	(9.45)	(5.01)
(iii) Madras Aluminium Company Limited	(1.38)	(0.74)
(iv) Vedanta Aluminium Limited	(1.50)	(0.37)

	(28.47)	(16.70)

(e) Management Consultancy Services:
(i) Vedanta Resources Plc	22.96	20.12

	22.96	20.12

(f) Guarantee Commission
(i) Vedanta Resources plc.	0.96	—

	0.96	—

(g) Power Charges
(i) Madras Aluminium Company Limited	5.35	1.77

	5.35	1.77

(h) Recovery of deputed employees remuneration
(i) Hindustan Zinc Limited	(46.22)	(36.61)
(ii) Bharat Aluminium Company Limited	(38.27)	(33.08)
(iii) Madras Aluminium Company Limited	(3.40)	(3.03)
(iv) Vedanta Aluminium Limited	(31.09)	(14.62)
(v) Sterlite Energy Limited	(3.48)	(2.11)
(vi) Anil Agarwal Foundation Trust	(1.18)	(0.62)
(vii) Sesa Goa Limited	(2.65)	(0.21)
(viii) Talwandi Sabo Power Limited	(0.47)	—

	(126.76)	(90.28)

112 Sterlite Industries (India) Limited Annual Report 2008-09
(i) Recovery of expenses

	Current year	Previous year
	(Rs. in crore)	(Rs. in crore)

(i) Hindustan Zinc Limited	(22.84)	(14.76)
(ii) Bharat Aluminium Company Limited	(21.27)	(15.90)
(iii) Madras Aluminium Company Limited	(2.88)	(2.20)
(iv) Konkola Copper Mines	(15.98)	(7.77)
(v) Vedanta Aluminium Limited	(9.13)	(9.29)
(vi) Talwandi Sabo Power Limited	(0.12)	—
(vii) Sterlite Energy Limited	(0.19)	(0.88)
(viii) Sterlite Paper Limited	(0.01)	(0.08)
(ix) Copper Mines of Tasmania Pty Limited	(1.60)	(0.60)
(x) Fujairah Gold FZE	(0.09)	—
(xi) Sterlite Opportunities & Ventures Limited	0.01	—
(xii) Sesa Goa Limited	(2.41)	(0.03)

	(76.51)	(51.51)

(j) Purchase of DEPB
(i) Hindustan Zinc Limited	40.29	126.31

	40.29	126.31

(k) Donation
(i) Sterlite Foundation	—	0.52

	—	0.52

9 Dividend paid

	Current year	Previous year
	(Rs. in crore)	(Rs. in crore)

(i) Twinstar Holdings Limited	161.49	—
(ii) Madras Aluminium Company Limited	10.24	—

	171.73	—

10 Guarantees given

	Current year	Previous year
	(Rs. in crore)	(Rs. in crore)

(i) Copper Mines of Tasmania Pty Limited	32.00	71.74
(ii) India Foils Limited	—	181.50
(iii) Thalanga Copper Mines Pty Limited	10.04	9.53
(iv) Vedanta Aluminium Limited	3,583.78	1,873.33
(v) Sterlite Energy Limited	2,617.91	678.28

	6,243.73	2,814.38

113 Sterlite Industries (India) Limited Annual Report 2008-09
35 Earning Per Share (EPS)

	Current year	Previous year

Net Profit after tax attributable to equity share holders for Basic & Diluted EPS	1,236.43	951.63
Weighted Average no. of equity shares outstanding during the year for Basic & Diluted EPS Nos.	708,494,411	674,887,854
Basic & Diluted EPS Rs.	17.45	14.10
Nominal Value per Share Rs.	2	2

36 Deferred Taxation
The breakup of Deferred Tax Liability arising of timing difference are:

	As at	As at
	31 March	31 March
	2009	2008

Liabilities
Related to Fixed Assets	321.97	318.13
Reinstatement of financial assets/liabilities	20.15	51.30

Total	342.12	369.43

Assets
Provision for Doubtful Advances	4.42	4.42
Others	4.05	2.68

Total	8.47	7.10

Deferred Tax Liability (net)	333.65	362.33

37 The figures of previous year have been recasted, rearranged and regrouped wherever considered necessary.
For and on behalf of the Board of Directors

Navin Agarwal Executive Vice Chairman	D D Jalan Whole Time Director & Chief Financial Officer	Narendra Mehra Company Secretary
Place: Mumbai
Dated: 28 April 2009

114 Sterlite Industries (India) Limited Annual Report 2008-09
Statement Pursuant To Section 212 of The Companies Act, 1956 Relating to Subsidiary Companies

Rs. in crore except as stated
	Bharat	Sterlite			Copper	Thalanga
	Aluminium	Oppor tunities			Mines of	Copper	Sterlite	Fujairah	Sterlite	Talwandi
	Company	and Ventures	Hindustan	Monte	Tasmania	Mines	Paper	Gold	Energy	Sabo Power	Sterlite
	Ltd	Ltd	Zinc Ltd.	Cello BV	Pty.Ltd.	Pty. Ltd.	Limited	FZE	Ltd.	Ltd.	(USA) Inc.

1 Financial year of the Subsidiary Company ended on	31 March 2009	31 March 2009	31 March 2009	31 March 2009	31 March 2009	31 March 2009	31 March 2009	31 March 2009	31 March 2009	31 March 2009	31 March 2009

2 Shares of the Subsidiary Company held on the above date and extent of holding
a) Equity shares	112,518,495	2,550,000	274,315,331	40	2	578,240	50,000	1,000	1,186,493,500	50,000	100
b) Extent of Holding	51%	100%	64.92%	100%	100%	100%	100%	100%	100%	100%	100%

3 The net aggregate amount of the Subsidiaries profit/ (loss) so far as it is concerned with the members of Sterlite Industries (India) Limited
(i) Not dealt within the holding company’s accounts			(Refer Note No.1)		(Refer Note No. 2)	(Refer Note No. 2)		(Refer Note No. 3)		(Refer Note No. 4)
a) For the financial year of the	Profit	Profit	Profit	Loss	Profit	Profit	Loss	Profit	Loss
Subsidiary	Rs. 260.56	Rs. 68.51	Rs. 1,642.4	€0.01	AUD 8.38	AUD 0.22	Rs. 0.62	AED 0.28	Rs. 8.53	Nil	Nil
b) For the previous financial years of the subsidiary/since it became the Holding company’s	Profit	Profit	Profit	Profit	Profit	Profit	Loss	Profit	Profit
subsidiary	Rs. 989.86	Rs. 312.33	Rs. 7082.49	€3.38	AUD 9.89	AUD 9.57	Rs. 133.68	NA	Rs. 0.25	Nil	Nil
(ii) Dealt within the holding company’s accounts
a) For the financial year of the Subsidiary	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
b) For the previous financial years of the subsidiary/ since it became the Holding company’s subsidiary	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

4 Material changes, if any, between the end of the financial year of the subsidiary company and that of the Holding Company	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA

115 Sterlite Industries (India) Limited Annual Report 2008-09

Rs. in crore except as stated
	Bharat	Sterlite			Copper	Thalanga
	Aluminium	Opportunities			Mines of	Copper	Sterlite	Fujairah	Sterlite	Talwandi
	Company	and Ventures	Hindustan	Monte	Tasmania	Mines	Paper	Gold	Energy	Sabo Power	Sterlite
	Ltd	Ltd	Zinc Ltd.	Cello BV	Pty. Ltd.	Pty. Ltd.	Limited	FZE	Ltd.	Ltd.	(USA) Inc.

5 Additional information on Subsidiary Companies Currency	31 March	31 March	31 March	31 March	31 March	31 March	31 March	31 March	31 March	31 March	31 March
	2009	2009	2009	2009	2009	2009	2009	2009	2009	2009	2009
Exchange rate on last day of the				EURO	AUD	AUD		AED			USD
financial year				67.48	35.0179	35.0179		14.208			50.95
Share Capital	220.62	2.55	422.53	0.12	0.00	2.02	0.05	0.21	1,186.49	0.05	0.00
Reserves	2,820.79	380.85	13,935.06	117.08	645.62	145.45	(4.50)	3.98	217.16	—	—
Total Assets	4,756.64	1,101.54	14,925.14	118.28	871.00	146.63	33.73	34.17	4,334.53	390.05	0.00
Total Liabilities	4,756.64	1,101.54	14,925.14	118.28	871.00	146.63	33.73	34.17	4,334.53	390.05	0.00
Investment (except incase of investment in subsidiaries)	258.79	—	6,928.87	—	—	—	—	—	193.59	34.50	—
Turnover	3,933.60	—	5,680.27	—	567.93	—	—	—	—	—	—
Profit before Taxation	460.77	68.53	3,358.24	(0.62)	437.48	7.31	(0.62)	3.59	(8.53)	—	—
Provision for Taxation	(56.59)	0.02	630.63	—	134.74	(0.66)	—	—	—	—	—
Profit after Taxation and write back	517.36	68.51	2,727.61	(0.62)	302.74	7.97	(0.62)	3.59	(8.53)	—	—
Proposed Dividend (including Interim dividend & Dividend Distribution Tax thereon)	6.45	—	197.73	—	—	—	—	—	—	—	—

Notes:

1.	Hindustan Zinc Ltd. is a subsidiary of Sterlite Opportunities & Ventures Ltd., which is 100% subsidiary of the Company.

2.	Copper Mines of Tasmania Pty Ltd. and Thalanga Copper Mines Pty. Ltd. are subsidiary companies of Monte Cello B V which is 100% subsidiary of the Company.

3.	Fujairah Gold FZE is a subsidiary of Copper Mines of Tasmania Pty Ltd.

4.	Talwandi Sabo Power Ltd is a subsidiary of Sterlite Energy Ltd., which is 100% subsidiary of the Company.

5.	The Annual Accounts for 2008-09 for all the subsidiaries are available at Company’s Head Office. Any investor either of Holding Company or any Subsidiary Company can seek any information at any point of time by making a request in writting to the Company Secretary of the Company.

116 Sterlite Industries (India) Limited Annual Report 2008-09
Balance Sheet Abstract and Company’s General Business Profile

I. Registration details
Registration number	062634
Balance sheet date	31 03 2009
State code	18

II. Capital raised during the year (Amount in Rs. Thousands)
Bonus issue	NIL
Public issue	NIL
Rights issue	NIL
Private placement/conversion	NIL

III. Position of mobilisation and deployment of funds (Amount in Rs. Thousands)
Total liabilities	198519197
Total assets	198519197

Sources of funds:
Paid-up equity share capital	1416977
Paid-up preference share capital	NIL
Reserves and surplus	138981374
Unsecured loans	35262406
Secured loans	3037988

Application of funds:
Net fixed assets	16458205
Investments	116618536
Net current assets	48958586
Miscellaneous expenditure	NIL
Accumulated losses	NIL

IV. Performance of company (Amount in Rs. thousands)
Turnover	122777439
Other income	8099259
Profit before tax	1391461
Dividend rate (%)	175.0
Total expenditure	117485237
Profit after tax	12364261
Earning per share in Rs. basic	17.45
Earning per share Rs. diluted	17.45

V. Generic names of principal products/services of company
Item code Number (ITC code)	7403.11
Product description	COPPER CATHODE
Item code Number (ITC code)	7407.10
Product description	CONTINOUS CAST COPPER RODS
Item code Number (ITC code)	2809
Product description	PHOSPHORIC ACID
For and on behalf of the Board of Directors

Navin Agarwal Executive Vice Chairman	D D Jalan Whole Time Director & Chief Financial Officer	Narendra Mehra Company Secretary
Place: Mumbai
Dated: 28 April 2009

117 Sterlite Industries (India) Limited Annual Report 2008-09
Auditors’ Report on the Consolidated
Financial Statements
To The Board of Directors
Sterlite Industries (India) Limited
1.	We have audited the attached Consolidated Balance Sheet of Sterlite Industries (India) Limited (the “Company”), and its subsidiaries (collectively referred to as the “Group”), as at 31 March 2009, the Consolidated Profit and Loss Account and Consolidated Cash Flow Statement for the year ended on that date annexed thereto. These Financial Statements are the responsibility of the Company’s management and have been prepared by the management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audit in accordance with the generally accepted auditing standards in India. These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	We did not audit the financial statements of Copper Mines of Tasmania Pty Limited, Thalanga Copper Mines Pty. Limited, Fujairah Gold FZE and Sterlite Paper Limited all subsidiary companies, whose financial statements reflect total assets of Rs. 1,254.17 crores as at 31 March 2009, total revenues (turnover) of Rs. 567.93 crores and net cash outflows amounting to Rs. 620.55 crores for the year ended on that date as considered in the Consolidated Financial Statement. These financial statements and other financial information have been audited by other auditors whose reports have been furnished to us, and our opinion, is based solely on their reports.

4.	The financial statements of Monte Cello BV and Sterlite (USA) Inc. both subsidiary companies reflecting the total assets of Rs. 118.28 crores as at 31 March 2009 total revenues (turnover) of Rs. Nil and net cash flows amounting to Rs. 0.19 crores for the year ended on that date are not audited. These financial statements have been certified by the management, and our opinion, in so far as it relates to the amounts included in respect of the subsidiary, is based solely on these certified financial statements.

5.	The financial statements of Bharat Aluminium Company Limited (BALCO), Sterlite Energy Limited, Talwandi Sabo Power Limited, Sterlite Opportunities and Ventures Limited, and Hindustan Zinc Limited, all subsidiary companies, whose financial statements reflect total assets of Rs.28,956.19 crores as at 31 March 2009, total revenues (turnover) of Rs. 10,531.60 crore and net cash outflow amounting to Rs. 825.61 crore for the year ended on that date have been audited by one of the joint auditors.

6.	The financial statements of Vedanta Aluminium Limited, an associate company, reflecting group’s share of loss of Rs. 153.59 crore for the year ended 31 March 2009; has been audited by one of the joint auditors.

7.	Attention is invited to Note no. 24 in Schedule 22 relating to long term investment, by Hindustan Zinc Limited, in equity shares of a power Company being classified as an intangible asset and amortised. This treatment is in preference to requirements of Accounting Standard 30 ‘Financial Instruments: Recognition and Measurement’, Accounting Standard 26 ‘Intangible Assets’ and Schedule XIV of the Companies Act, 1956. This has resulted in profit for the year being lower by Rs. 4.67 crores, investments being lower by Rs. 98.41 crores, fixed assets being higher by Rs. 60.70 crores and reserves and surplus being lower by Rs. 37.71 crores.

8.	We report that the Consolidated Financial Statement have been prepared by the Company’s management in accordance with the requirements of Accounting Standard (AS) — 21 “Consolidated Financial Statements” and Accounting Standard (AS) — 23 “Accounting for Investments in Associates in Consolidated Financial Statements” referred to in sub-section (3C) of Section 211 of the Companies Act, 1956.

9.	Based on our audit and on the consideration of reports of other auditors on separate financial information of the components and to the best of information and according to the explanations given to us, we are of the opinion that the attached Consolidated financial statements read together with notes thereto give a true and fair view in conformity with the accounting principles generally accepted in India: -
a) In case of the Consolidated Balance Sheet, of the state of affairs of the Group as at 31 March 2009;
b) In case of the Consolidated Profit and Loss Account, of the profit of the Group for the year ended on that date; and
c) In case of the Consolidated Cash Flow Statement, of the cash flows of the Group for the year then ended on that date.

For Chaturvedi & Shah	For Deloitte Haskins & Sells
Chartered Accountants	Chartered Accountants

R. Koria	Shyamak R. Tata
Partner	Partner
Membership No. 35629	Membership No. 38320
Place: Mumbai
Date: 28 April 2009

118 Sterlite Industries (India) Limited Annual Report 2008-09
Consolidated Balance Sheet
As at 31 March 2009

			As at		As at
			31 March		31 March
			2009		2008
	Schedule		(Rs. in crore)		(Rs. in crore)

I. Sources of funds
1. Shareholders’ funds
Share capital	1	141.70		141.70
Reserves & surplus	2	25,471.23		22,160.68
Deferred government grant	3	0.23		0.23

			25,613.16		22,302.61
2. Minority interest			6,813.22		5,623.33
3. Loan funds
Secured loans	4	1,720.08		1,534.24
Unsecured loans	5	5,293.42		3,540.29

			7,013.50		5,074.53
4. Deferred tax liability (net)			1,407.57		1,353.65
(Refer note number 11 of schedule no. 22)

Total			40,847.45		34,354.12

II. Application of funds
1. Fixed assets	6
Gross block		15,386.73		14,563.73
Less: depreciation and impairment		5,154.87		4,588.34

Net block			10,231.86		9,975.39
Capital work-in-progress			6,978.58		2,461.33

			17,210.44		12,436.72

2. Investments
In associates (long term investments)		404.74		292.49
In associates (current Investments)		2,019.16		1,600.00
In available for sale securities		5.98		13.88
In other current investments		13,776.27		14,387.69

			16,206.15		16,294.06
3. Current assets, loans & advances
Inventories	7	2,459.05		3,334.10
Sundry debtors	8	876.03		1,562.26
Cash and bank balances	9	5,504.83		2,453.56
Other current assets	10	81.17		—
Loans & advances	11	2,714.90		1,467.67

			11,635.98		8,817.59

Less: current liabilities & provisions	12
Current liabilities		3,165.46		1,994.14
Provisions		1,039.66		1,200.12

			4,205.12		3,194.26

Net current assets			7,430.86		5,623.33
4. Miscellaneous expenditure	13		—		0.01
(To the extent not written off or adjusted)

Total			40,847.45		34,354.12

Notes forming part of accounts	22

Schedule 1 to 22 form integral part of accounts
As per our report of even date

For Chaturvedi & Shah	For Deloitte Haskins	For and on behalf of the Board of Directors
Chartered Accountants	& Sells Chartered Accountants

R Koria Partner	Shyamak R Tata Partner	Navin Agarwal Executive Vice Chairman	D D Jalan Whole Time Director & Chief Financial Officer	Narendra Mehra Company Secretary
Place: Mumbai
Dated: 28 April 2009

119 Sterlite Industries (India) Limited Annual Report 2008-09
Consolidated Profit And Loss Account
For the year ended 31 March 2009

			Year ended		Year ended
			31 March		31 March
			2009		2008
	Schedule		(Rs. in crore)		(Rs. in crore)

I. Income
Turnover		22,773.71		26,872.25
Less: excise duty recovered on sales		1,629.49		2,166.89

Net turnover			21,144.22		24,705.36
Other income	14		2,154.26		1,562.30
Variation in stock	15		(278.76)		98.94

Total			23,019.72		26,366.60

II. Expenditure
Purchases of traded goods			75.70		2.08
Manufacturing and other expenses	16		14,622.21		15,451.38
Personnel	17		756.08		645.44
Selling & distribution	18		392.25		408.47
Administration & general	19		315.09		438.57
Interest & finance charges	20		397.28		305.07

Total			16,558.61		17,251.01

Profit before depreciation and impairment, exceptional items and tax			6,461.11		9,115.59
Depreciation, amortisation and impairment			700.67		594.92

Profit before exceptional items and tax			5,760.44		8,520.67
Exceptional items	21		(55.31)		52.79

Profit before tax			5,815.75		8,467.88
Current year tax
Provision for current tax (including wealth tax provision for Rs. 0.20 crore) (previous year Rs. 0.22 crore)			873.64		1,850.95
Provision for deferred tax			146.06		233.57
Provision for fringe benefit tax			5.83		4.51
Current tax provision related to earlier years written back			(91.30)		(6.26)
Deferred tax provision for earlier years written back			(79.20)		19.93

Profit after tax before minority interest and share in the Profit or (Loss) of Associate			4,960.72		6365.18
Less — minority interest in income			1,267.14		1,961.60
Add/(Less) — Share in the Profit/(Loss) of Associates			(153.59)		(4.21)

Profit after tax			3,539.99		4,399.37
Balance at the beginning of the year			7,027.32		3,303.67
Less: transfers of premium on redemption of preference share to minority interest			2.48		—
Add: write back of depreciation of earlier years (net of tax) (net of minority interest of Rs. 114.41 crore in previous year)			—		119.07

Amount available for appropriation			10,564.83		7,822.11

120 Sterlite Industries (India) Limited Annual Report 2008-09

		Year ended	Year ended
		31 March	31 March
		2009	2008
	Schedule	(Rs. in crore)	(Rs. in crore)

Appropriations:
General reserve		528.61	433.26
Transferred to debenture redemption reserve (net of minority share of Rs. 49 crore)		54	2.90
Dividend on preference shares		—	0.02
Tax on preference dividend (nil) (previous year Rs. 27,302)		—	—
Tax on interim dividend		—	14.43
Proposed dividend on equity shares of the company		247.97	283.40
Tax on proposed dividend		61.28	60.78
(Excess)/short provision of dividend of earlier year (Rs. 23,580) (Previous year nil)		—	—
(Excess)/short provision for tax on dividend (Rs. 4,007) (Previous year nil)		—	—
Balance carried to the balance sheet		9,672.97	7,027.32

Total		10,564.83	7,822.11

Earning (in Rs.) per share of Rs. 2 each (Basic & Diluted) (refer note number 41 of schedule 22)		49.96	65.19
Notes forming part of accounts	22

Schedule 1 to 22 form integral part of accounts
As per our report of even date

For Chaturvedi & Shah	For Deloitte Haskins	For and on behalf of the Board of Directors
Chartered Accountants	& Sells Chartered Accountants

R Koria Partner	Shyamak R Tata Partner	Navin Agarwal Executive Vice Chairman	D D Jalan Whole Time Director & Chief Financial Officer	Narendra Mehra Company Secretary
Place: Mumbai
Dated: 28 April 2009

121 Sterlite Industries (India) Limited Annual Report 2008-09
Consolidated Cash Flow Statement

		Year ended		Year ended
		31 March		31 March
		2009		2008
		(Rs. in crore)		(Rs. in crore)

A. Cash flow from Operating Activities
Net profit before tax as per P&L Account		5,815.73		8,467.94
Share in Profit/(Loss) of Associate Company		(153.59)		(4.21)

		5,662.14		8,463.73

Adjusted for:
— Exceptional Items	(55.31)		52.79
— Bad debts and Loans & advances written off	—		0.23
— Depreciation,Amortisation and Impairment (net)	700.89		596.47
— Dividend Income	(892.79)		(549.62)
— Interest Income	(459.50)		(216.75)
— Interest & Finance charges	397.24		318.61
— Foreign Exchange Loss/(Profit )*	78.54		(17.23)
— (Profit) on Sale of Current Investment (net)	(95.22)		(188.82)
— (Profit) on Sale/Discarding of Assets (net)	(1.04)		(0.81)
— Provision for bad and doubtful debts	0.72		—
— Sundry Liabilities writtenback	(19.66)		(167.19)
— Share of Company in Loss of Associates	153.59		4.21
— Payment of Capital Subsidy	—		(0.55)
— Gain on Mark to market of Current Investments	(130.22)		(259.87)
— Gain on Fair Valuation of deferred sales tax liabilities	(12.54)		(10.00)
		(335.30)		(438.53)

Operating profit before working capital changes Adjusted for:		5,326.84		8,025.20
— Trade and other receivables	(19.16)		364.84
— Inventories	875.06		(524.87)
— Trade payables	507.69		363.20
		1,363.59		203.17

Cash generation from operations		6,690.43		8,228.37
Direct taxes paid/TDS deducted/Refund received		(852.19)		(1,851.64)

Net cash flow from Operating Activities		5,838.24		6,376.73

B. Cash flow from Investing Activities
Purchase of Fixed Assets & Capital Work in Progress*		(4,017.99)		(3,015.06)
Sale of Fixed Assets		8.54		3.17
Purchase of current Investments		(91,706.33)		(85,855.51)
Sale of current Investment		91,944.25		75,395.01
Movement in Loans*		(697.41)		(434.27)
Interest Received		377.06		225.37
Dividend Received on Investments		903.01		545.79
Fixed Deposits held for more than three months		(5,027.68)		(500.00)
Fixed deposits with banks — repaid		500.00		—

Net cash flow used in Investing Activities		(7,716.55)		(13,635.50)

122 Sterlite Industries (India) Limited Annual Report 2008-09

	Year ended	Year ended
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

C. Cash flow from Financing Activities
Proceeds from issue of Equity Share Capital including Security Premium	—	8,204.76
Share issue expenses (net)	—	(156.21)
Proceeds from Long Term Loans	1,153.63	99.11
Repayment of Long Term Loans	(693.28)	(818.31)
Short Term Loans (net)	815.87	1,232.16
Interest paid (net)	(409.27)	(330.24)
Dividend paid	(393.84)	(132.37)
Payment made towards Corporate Guarantees	(107.98)	—

Net Cash flow from Financing Activities	365.13	8,098.90

Net (decrease)/increase in cash and cash equivalent	(1,513.18)	840.13
Cash and cash equivalent at the beginning of the year#	1,953.56	1,113.43
Add: On acquisition of Subsidiary	36.77	—
Cash and cash equivalent at the end of the year	477.15	1,953.56
Add: Fixed deposit with banks with maturity of more than three months	5,027.68	500.00
Closing balance of Cash and bank#	5,504.83	2,453.56

*	Includes exchange difference on account of translation of foreign subsidiary company’s financial statements.

#	For Composition, refer Schedule 9.

Notes:

1)	The above Cash Flow Statement has been prepared under the ‘Indirect Method’ as set out in Accounting standard-3 ‘Cash Flow Statement’.

2)	Cash and cash equivalent Includes amount lying in Margin money Account amounting to Rs. 5.89 crore (Previous year Rs. 5.57 crore), Fixed Deposit in lien with bank amounting to Rs. 195 crore (Previous year NIL) and matured Dividend/Debenture/Debenture Interest Accounts amounting to Rs. 5.04 crore (Previous year Rs. 5.08 crore)

3)	The figures of previous year have been recasted, rearranged and regrouped wherever considered necessary.
As per our report of even date

For Chaturvedi &	For Deloitte Haskins
Shah Chartered	& Sells
Accountants	Chartered Accountants	For and on behalf of the Board of Directors

R Koria Partner	Shyamak R Tata Partner	Navin Agarwal Executive Vice Chairman	D D Jalan Whole Time Director & Chief Financial Officer	Narendra Mehra Company Secretary
Place: Mumbai
Dated: 28 April 2009

123 Sterlite Industries (India) Limited Annual Report 2008-09
Schedules forming part of the Consolidated Balance Sheet
Schedule 1
Share Capital:

	As at	As at
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

Authorised:
925,000,000 Equity Shares of Rs. 2 each.	185.00	185.00

	185.00	185.00

Issued, Subscribed & Paid up:
708,494,411 (Previous year 708,494,411) Equity Shares of Rs. 2 each fully paid up.	141.70	141.70
Less: Unpaid Allotment Money/Calls in Arrears (other than Directors) (Current year Rs. 11,790) (Previous year Rs. 11,790)	—	—

Total	141.70	141.70

Notes:

1	Of the above equity shares:
(a)	210,000 Equity Shares were allotted as fully paid up pursuant to a contract without payment being received in cash before buy back, extinguishment, subdivision and issue of bonus shares.

(b)	321,973,026 Equity Shares of Rs. 2 each were allotted as fully paid up Bonus Shares by way of capitalisation of General Reserve and Security Premium.

(c)	2,733,675 Equity Shares were allotted pursuant to scheme of Amalgamation without payment being received in cash before buy back, extinguishment, subdivision and issue of bonus shares.

(d)	4,099,400 Equity Shares were allotted as fully paid upon conversion of 50,000 Foreign Currency Convertible Bonds before subdivision and issue of bonus shares.

(e)	75,678,479 (Previous year 150,000,000) American Depository Shares (ADS) at US$13.44 per share, representing 75,678,479 (Previous year 150,000,000) underlying equity shares.

2	Refer Note Number 25 of Schedule 22 in respect of reduction of Issued, Subscribed and Paid up capital.

3.	Of the above equity shares, 406,961,874 (Previous year 403,715,750) equity Shares are held by company’s holding company and 26,317,719 (previous year 25,613,400) by a fellow subsidiary of the Company.

124 Sterlite Industries (India) Limited Annual Report 2008-09
Schedule 2
Reserves & Surplus:

		As at	As at
		31 March	31 March
		2009	2008
		(Rs. in crore)	(Rs. in crore)

Capital Reserve
As per Last Balance Sheet	1.71		2.26
Less: Incentives refunded	—		0.55

		1.71	1.71
Capital Reserve on Consolidation		1.48	1.48

Preference Share Redemption Reserve
As per Last Balance Sheet		76.88	76.88

Debenture Redemption Reserve
As per Last Balance Sheet	14.60		11.70
Add: Transferred from Profit & Loss account (net of minority share of Rs. 49 crore)	54.00		2.90

		68.60	14.60
Security Premium account
As per Last Balance Sheet	10,668.90		2,647.97
Add: Received during the year	—		8,177.14

	10,668.90		10,825.11
Less: Share Issue expenses (net of recoveries)	—		156.21

	10,668.90		10,668.90
Less: Unpaid Share Premium	0.03		0.03

		10,668.87	10,668.87
General Reserve
As per Last Balance Sheet	4,377.87		3,851.18
Add: Adjustments (Net of deferred tax) arising due to early adoption of Accounting Standard 30 issued by ICAI	—		119.87
Less: Minority’s share	—		26.44

	4,377.87		3,944.61
Add: Transferred from Profit & Loss Account	528.61		433.26

		4,906.48	4,377.87
Investment revaluation reserve
As per last Balance Sheet	8.72		10.36
(Less): Adjustment for the year on account of change in fair value of Available for Sale Investment	(7.90)		(1.64)

		0.82	8.72

Foreign Currency Translation Reserve		(31.61)	1.20

Hedging Reserve Account
As per Last Balance Sheet	(17.97)		—
Add: amount reversed on settlement of hedge contracts	17.97		—
Less: Transferred during the year	97.82		(17.97)
Less: Minority’s Share	7.21		—

		105.03	(17.97)
Profit & Loss Account		9,672.97	7,027.32

Total		25,471.23	22,160.68

Schedule 3
Deferred Government Grant

	As at	As at
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

Grants-in-aid received from Government of India towards setting up of pilot plant and research facilities for testing of Bauxite As per Last Balance Sheet	0.23	0.24
Less: Transferred to profit and loss account (Rs. 63,347)	—	0.01

Total	0.23	0.23

125 Sterlite Industries (India) Limited Annual Report 2008-09
Schedule 4
Secured Loans:

	As at	As at
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

(A) Redeemable Non Convertible Debentures (Also refer note number 26 of Schedule 22)	599.63	100.00
(B) Term Loans from Banks (Rupee Loans):	528.67	759.84
(C) Working Capital Loans from Banks	253.05	636.85
(D) Buyer’s Credit from banks	338.73	37.55

Total	1,720.08	1,534.24

Notes:

1.	Debentures referred at A above includes (a) Rs. 100 crore of the Company secured by a first charge on pari passu basis in favour of the Trustees for the Debentures on the immovable properties situated at Tuticorin in the State of Tamilnadu; Lonawala and Pune in the State of Maharashtra, Chinchpada in the Union Territory of Dadra & Nagar Haveli and Mouje Chatral of Kalol Taluka, District Gandhinagar, Gujarat. (b) Rs. 499.63 crore of BALCO secured by pari passu charge on the movable and immovable properties.

2.	The Term Loans at B above are of BALCO secured by first exclusive charge on movable properties, present and future, tangible or intangible, and assets other than current assets and charge on immovable properties.

3.	Working Capital Loans at C above (a) Rs. 203.80 crore are secured by a first charge by way of hypothecation of Company’s present and future inventories and book debts. These loans are further secured by a second charge on all the immovable properties, (b) Rs. 40.95 crore of BALCO are Secured by hypothecation of stock of raw materials, work-in-progress, finished products, consumable stores and spares, bills receivables, book debts and all other movables, both present and future. The charges ranks pari passu among banks under the multiple banking arrangements, both for fund based as well as non — fund based facilities (c) Rs. 8.30 crore of HZL are secured by a pledge of investment in mutual funds

4.	The Buyer’s credit at D above of (a) BALCO Rs. 138.92 crore are secured by hypothecation by way of pari passu charge on all present and future goods, book debts and all other movable assets of the borrower including documents of title to goods, outstanding money, receivables including receivables by way of cash assistance and/or cash incentives under the cash incentive scheme claims including claims by way of refund of customs/excise duty under duty drawback credit schemes, (b) Rs. 199.81 crore of SEL secured against lien of Fixed Deposit.
Schedule 5
Unsecured Loans:

	As at	As at
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

A. Deferred Sales Tax Liabilities	57.59	44.12
B. Loans from Banks/Financial Institutions
(i) Foreign Currency Loans	123.79	159.05
(ii) Rupee Loans	539.23	5.78
C. Buyer’s Credit from banks*	4,515.31	2,665.61
D. Others	57.50	665.73

Total	5,293.42	3,540.29

*	(Net of arrangement fees paid in advance).

Notes:

1)	Amount due within one year Rs. 4,616.69 crore (Previous year Rs. 2,948.29 crore).

126 Sterlite Industries (India) Limited Annual Report 2008-09
Schedule 6
Fixed Assets:

											Net Block
											Before
											Impair-	Impair-		(Rs. in crore)
	Gross Block					Depreciation					ment	ment		Net Block
		On	Add-	Deduc-			On		Deduc-
	As at	acqui-	itions/	tions/	As at	Upto	acqui-	For	tions/	Upto	As at	As at		As at	As at
	01.04.	sition of	Adjust-	Adjust-	31.03.	31.03.	sition of	the	Adjust-	31.03.	31.03.	31.03.		31.03.	31.03.
Nature of Fixed assets	2008	subsidiary	ments	ments	2009	2008	subsidiary	year	ments	2009	2009	2009		2009	2008

Goodwill on consolidation	1,052.53	—	—	—	1,052.53	—	—	—	—	—	1,052.53	—	*	1,052.53	973.53
Land	105.33	—	54.14	3.01	156.46	27.61	—	1.46	0.10	28.97	127.49	—		127.49	77.72
Buildings	1,102.84	—	62.30	2.40	1,162.74	256.57	—	54.36	0.52	310.41	852.33	3.50		848.83	842.77
Buildings (leasehold)	6.34	—	—	—	6.34	2.38	—	0.10	—	2.48	3.86	—		3.86	3.96
Plant & Machinery	11,467.78	—	733.22	33.82	12,167.18	3,583.96	—	574.88	27.30	4,131.54	8,035.64	81.15	**	7,954.49	7,823.25
Plant & Machinery (Leased)	2.53	—	—	2.53	—	2.53	—	—	2.53	—	—	—		—	—
Furniture & Fixtures	32.55	0.03	3.34	0.10	35.82	19.28	0.01	2.41	0.22	21.48	14.34	—		14.34	13.27
Data Processing Equipment	21.37	0.05	3.30	0.14	24.58	15.43	0.02	2.68	0.09	18.04	6.54	—		6.54	5.94
Office Equipments	78.62	0.03	16.89	1.67	93.87	36.01	—	6.15	1.33	40.83	53.04	—		53.04	42.61
Electrical Fittings	48.20	—	1.88	—	50.08	9.70	—	2.35	—	12.05	38.03	—		38.03	38.50
Vehicles	22.51	—	7.95	2.87	27.59	10.85	—	1.84	1.08	11.61	15.98	—		15.98	11.66
Mine reserve and development	431.04	—	6.07	25.69	411.42	412.33	—	9.59	10.66	411.26	0.16	—		0.16	18.71
Railway Siding	62.78	—	0.09	—	62.87	18.24	—	6.23	—	24.47	38.40	—		38.40	44.54
Rehabilation Asset	18.80	—	2.05	—	20.85	12.69	—	1.09	—	13.78	7.07	—		7.07	6.11
Asset Retired from Active use	2.23	—	—	0.30	1.93	2.12	—	0.01	0.29	1.84	0.09	—		0.09	0.11
Intangible Assets
Investment in Shares	98.41	—	—	—	98.41	33.03	—	4.67	—	37.70	60.71	—		60.71	65.38
Computer Software***	2.58	—	4.19	—	6.77	1.70	—	0.84	—	2.54	4.23	—		4.23	0.88
Technical Knowhow	7.29	—	—	—	7.29	0.84	—	0.38	—	1.22	6.07	—		6.07	6.45

Total:	14,563.73	0.11	895.42	72.53	15,386.73	4,445.27	0.03	669.04	44.12	5,070.22	10,316.51	84.65		10,231.86	9,975.39

Previous year	12,641.41	—	1,935.47	13.15	14,563.73	4,180.44	—	626.69	361.86	4,445.27	10,118.46	143.07		9,975.39	—
Capital Work in Progress****														6,978.58	2,461.33

*	Refer note number 10(b) of Schedule 22.

**	Refer note number 13 of Schedule 22.

***	Other than internally generated.

****	Refer note number 36 of Schedule 22.

Notes:

1)	Land includes leasehold land of Rs. 129.58 crore (Previous year Rs. 79.77crore).

2)	In case of HZL, title deeds are still to be executed in respect of 10.63 acres of free hold land at Vishakapatnam.

3)	In case of BALCO transfer of some of title deeds is pending in respect of certain land.

4)	Some land & quarters of BALCO including 40 nos. quarters at Bidhan Bagh Unit and 300.88 acres of land at Korba and Bidhan Bagh have been unauthorisedly occupied for which evacuation efforts are in progress.

5)	Buildings (free-hold) include (a) Cost of Shares of Rs. 750 in Co-op. housing society, (b) Cost of shares of Rs. 750 in Co-operative societies representing possession of office premises, (c) a residential flat in the joint names of the Company and one of its Directors.

6)	Gross block of buildings of HZL includes Rs. 1.03 crore wherein bifurcation of the cost between land and building is not ascertained (previous year Rs. 1.03 crore).

7)	Plant and Machinery (Gross Block) include Rs. 3.73 crore and Rs. 1.68 crore being the amount spent for laying water pipe line and power line respectively, the ownership of which vests with the State Government Authorities.

8)	Plant and machinery of BALCO includes capital expenditure of Rs. 25.16 crore pertaining to Captive Power Plant which has been installed at the premises of National Thermal Power Corporation Ltd. in view of convenience of operations.

9)	Additions/Deletions to Gross block include gain of Rs. 24.33 crore (Previous year Loss of Rs. 28.1 crore) and Depreciation/Deletion is net of gain of Rs. 24.51 crore (Previous year Rs. 24.65 crore) on account of translation of fixed assets and depreciation to date respectively of foreign subsidiaries, the effect of which is considered in Foreign currency translation reserve.

10)	Capital work in progress is net of provision for impairment of Rs. 147 crore (Previous year Rs. 147 crore).

127 Sterlite Industries (India) Limited Annual Report 2008-09
Schedule 7
Inventories:

	As at	As at
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

Raw Materials	762.47	1,515.35
Work-in-Process	1,071.60	1,336.78
Finished Goods	117.36	130.94
Stores, Spares, Packing Materials & Others	507.62	351.03

Total	2,459.05	3,334.10

Schedule 8
Sundry Debtors:

		As at		As at
		31 March		31 March
		2009		2008
		(Rs. in crore)		(Rs. in crore)

Unsecured, Considered Good (Unless otherwise stated)
(a) Due for a period exceeding 6 months:
— considered good		34.10		30.26
— considered doubtful	1.95		1.23
Less: Provision for Doubtful Debts	1.95	—	1.23	—

(b) Others — considered good*		841.93		1,532.00

Total		876.03		1,562.26

*	Includes secured debtors of Rs. 106.94 crore (Previous year Rs. 428.77 crore).

*	Includes NIL (Previous year NIL) due from Ararahat Gold Recovery LLC, a company under same management (Maximum amount due at any time during previous year Rs. 1.41 crore).
Schedule 9
Cash and Bank Balances:

	As at	As at
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

Cash on hand	0.36	0.47
Balance with Scheduled Banks in:
(i) Current Accounts including Cheques in Hand	83.10	141.34
(ii) Deposit Accounts#	5,171.87	1,442.65
(iii) Dividend/Debenture/Debenture Interest Accounts*	5.62	5.08
Balance with Non Scheduled Banks	243.88	864.02

Total	5,504.83	2,453.56

			Maximum balance at
	As at		any time during the year
Name of the Bank	31 March 09	31 March 08	2008-09	2007-08

SBI, Sydney	40.86	33.51	40.86	90.42
National Bank, UAE	0.01	—	0.01	—
Emirates Bank, UAE	1.59	—	1.59	—
ICICI Bank, Australia	163.24	529.49	213.47	536.35
ANZ Bank, Australia	38.18	301.02	151.10	312.12
CITI Bank NA, New York	—	—	—	8,056.31
Deutsche bank, Singapore	—	—	—	1,428.35
ICICI Bank UK Limited	—	—	—	2,035.11
UBS AG London	—	—	—	1,417.30

#	Includes (i) Margin money Account amounting to Rs. 5.89 crore (Previous year Rs. 5.57 crore), (ii) Fixed Deposit in lien with bank amounting to Rs. 715 crore (Previous year NIL).

*	Includes Fixed deposit of Rs. 0.10 crore (Previous year Rs. 0.10 crore) under lien with bank.

128 Sterlite Industries (India) Limited Annual Report 2008-09
Schedule 10
Other Current Assets

	As at	As at
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

Interest accrued on investments and fixed deposits	81.17	—

Total	81.17	—

Schedule 11
Loans & Advances (Unsecured & Considered Good Unless Otherwise Stated):

		As at	As at
		31 March	31 March
		2009	2008
		(Rs. in crore)	(Rs. in crore)

Advances recoverable in cash or in kind or for value to be received
— Considered Good*	933.42		787.98
— Considered Doubtful	15.79		16.03

	949.21		804.01
Less: Provision for Doubtful Advances	15.79		16.03

		933.42	787.98
Loans and Advances given to fellow subsidiaries**		562.07	13.08

Balance with Central Excise Authorities
— Considered Good	43.41		76.74
— Considered Doubtful	0.69		0.69

	44.10		77.43
Less: Provision for Doubtful Advances	0.69		0.69

		43.41	76.74
Income Tax — Advance Tax and Tax Deducted at Source (net)		10.76	—
Fair Value Derivative Hedging receivables		153.78	145.37
Deposits		162.46	55.50
Loans Given to Associate Company***		849.00	389.00

Total		2,714.90	1,467.67

*	Includes (a) Secured advances of Rs. 19.38 crore (Previous year 22.05 crore) (b) NIL (Previous Year Rs. 8.53 crore) Vedanta Resources Plc respectively,the companies under the same management [Maximum amount outstanding during the year Rs. 8.53 crore (Previous year Rs. 8.53 crore)]

**	Includes Rs. 562.07 crore (Previous year Rs. 13.08 crore) due from Konkola Copper Mines Plc,the companies under the same management [Maximum amount outstanding during the year Rs. 570.28 crore (Previous year Rs. 13.08 crore)]

***	Represents amount due from Vedanta Aluminium Limited, the company under same management [Maximum amount outstanding during the year Rs. 849 crore (Previous year Rs. 389 crore)]

129 Sterlite Industries (India) Limited Annual Report 2008-09
Schedule 12
Current Liabilities & Provisions:

	As at	As at
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

1. Current Liabilities:
Sundry Creditors*	2,374.68	1,355.37
Other Liabilities	704.21	587.64
Investor Education and Protection Fund
(a) Unclaimed Dividend	3.68	3.76
(b) Unclaimed Matured Deposits	0.08	0.08
(c) Unclaimed Matured Debentures	2.05	2.14
(d) Interest Accrued on (a) to (c) above	0.27	0.28
Interest accrued but not due on Loans	80.49	44.87

Total	3,165.46	1,994.14

*	The Company has not received any intimation from ‘suppliers’ regarding their status under the Micro, Small and Medium Enterprises Development Act,2006 and hence disclosures relating to amount unpaid as at year end together with interest paid/payable under this Act have not been given.

2. Provisions:
Provision for Current Tax & Fringe Benefit Tax	67.55	118.41
Provision for Dividend to Minority Equity Shareholder of Subsidiary and Tax thereon	72.52	49.68
Proposed Dividend Equity Shares	247.97	283.40
Provision for Tax on Proposed Dividend	61.28	60.78
Provision For Compensated Absences/Superannuation/Gratuity	135.12	126.66
Provision for Rehabilitation	32.84	30.20
Other Provisions**	158.47	487.73
Fair Value Derivative hedging Payable	263.91	43.26

	1,039.66	1,200.12

Total	4,205.12	3,194.26

**	The company has recognised liability based on substantial degree of estimation for:

(i)	Excise duty payable on clearance of goods lying in stock as on 31 March 2008 of Rs. 29.04 crore as per the estimated pattern of despatches. As against it, during the year Rs. 29.45 crore has been incurred for clearance of such goods. The additional amount of Rs. 0.41 crore has been charged off to Profit and loss account . Liability recognised under this class for the year is Rs. 17.79 crore which is outstanding as on 31 March 2009 .Actual outflow is expected in the next financial year.

(ii)	Final price payable on purchase of copper concentrate for which the quotational period price was not finalised as on 31 March 2008, a provision of Rs. 374.40 crore based on closing LME rate of copper and LBMA rate of precious metals was made. As against it, during the year Rs. 370.28 crore has been incurred towards final price settlement. The excess amount of Rs. 4.12 crore has been credited to profit and loss account under raw-material consumption. Liability recognised under this class for the year is Rs. 140.68 crore which is outstanding as on 31 March 2009. Actual outflow is expected on finalisation of quotational period price in the next financial year.

(iii)	Provision of Rs. 84.29 crore was outstanding as at 31 March 2008 against Corporate guarantees issued by the company to Banks and Financial institutions on behalf of M/s. India Foils Ltd. No provision is outstanding as at 31 March 2009. (refer note number 10(a) of Schedule 22).
Schedule 13
Miscellaneous Expenditure
(to the extent not written off or adjusted)

	As at	As at
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

Share/Floating Rate Note issue Expenditure	—	0.01

Total	—	0.01

130 Sterlite Industries (India) Limited Annual Report 2008-09
Schedules forming part of the Consolidated Profit and Loss Account
Schedule 14
Other Income:

	Year ended	Year ended
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

Gain on mark to market of Current Investments	130.32	259.88
Dividend on Current Investments	897.72	544.92
Profit on Sale of Current Investments (net )	95.22	188.82
Profit on sale/discarding of Fixed Assets (net)	1.04	0.81
Interest on:
Loans	43.42	2.08
Current investments	5.21	—
Others	423.41	224.47
(Tax Deducted at Source Rs. 73.48 crore, Previous year Rs. 13.28 crore)
Unclaimed Liabilities/Provisions written back (net)	19.66	167.39
Deferred government grant transferred	—	0.01
Wheeled Power	119.44	36.52
Miscellaneous Income*	216.98	137.40
Foreign Exchange Difference (net)	201.84	—

Total	2,154.26	1,562.30

*	Refer note number 28 of Schedule 22.
Schedule 15
Variation In Stock:

	Year ended	Year ended
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

Closing Stock:
Work-in-Process	1,071.60	1,336.78
Finished Goods	117.36	130.94

Total	1,188.96	1.467.72

Opening Stock:
Work-in-Process	1,336.78	1,298.14
Finished Goods	130.94	70.64

Total	1,467.72	1,368.78

Variation In Stock	(278.76)	98.94

131 Sterlite Industries (India) Limited Annual Report 2008-09
Schedule 16
Manufacturing & Other Expenses:

	Year ended	Year ended
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

Raw materials consumed	10,279.87	11,868.12
Stores & Spares	874.95	678.22
Power, Fuel & Water	2,131.83	1,677.22
Machinery Repairs	453.12	325.44
Building Repairs	29.38	29.21
Other Repairs	19.52	24.43
Carriage Inward	54.77	48.17
Excise Duty	8.44	(18.97)
Rehabilitation and Redundancy	0.45	0.32
Mining Expenses	166.22	144.61
Royalty	364.24	511.05
Other Manufacturing Expenses	239.42	163.56

Total	14,622.21	15,451.38

Schedule 17
Personnel:#

	Year ended	Year ended
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

Salaries, Wages, Bonus & Commission*	621.72	527.39
Contribution to Provident Fund, ESIC and other Funds	33.44	35.93
Employees’ Welfare & Other Amenities	85.32	75.52
Gratuity	15.60	6.60

Total	756.08	645.44

#	Net of recoveries.

*	(Refer note number 27 of Schedule 22).
Schedule 18
Selling and Distribution:

	Year ended	Year ended
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

Packing Expenses	12.28	24.99
Carriage Outward	338.46	321.12
Commission & Brokerage	8.91	7.88
Other Expenses	32.60	54.48

Total	392.25	408.47

132 Sterlite Industries (India) Limited Annual Report 2008-09
Schedule 19
Administration & General:*

	Year ended	Year ended
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

Rent	2.75	2.52
Rates & Taxes	12.66	22.47
Insurance	35.72	36.47
Conveyance & Travelling Expenses	19.79	17.12
Directors’ Sitting Fees	0.19	0.18
Provision for doubtful debts/advances	0.72	0.23
General Expenses	243.26	198.32
Foreign Exchange Difference (net)	—	161.26

Total	315.09	438.57

*	Net of recoveries.
Schedule 20
Interest & Finance Charges:

	Year ended	Year ended
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

On Debentures and Fixed Loans	139.34	111.97
Others	236.35	171.39
Bank charges	21.59	21.71

Total	397.28	305.07

Schedule 21
Exceptional Items:*

		Year ended	Year ended
		31 March	31 March
		2009	2008
		(Rs. in crore)	(Rs. in crore)

(Writeback) of provision for impairment		(79.00)	—
Loss on sale of Investments	152.03		—
(Write back), provision and payment towards corporate guarantees	(128.34)	23.69	52.79

Total		(55.31)	52.79

*	(Refer note number 10 of Schedule 22).

133 Sterlite Industries (India) Limited Annual Report 2008-09
Notes Forming Part of the Consolidated Accounts
Schedule 22
1.	Statement of significant accounting policies:

(a)	Basis of Consolidation:
(I)	The Consolidated financial Statements relate to Sterlite Industries (India) Limited (‘the company’), its subsidiary companies and its associate company. The Consolidated financial statements have been prepared on the following basis:
(i)	The financial statements of the company and its subsidiary companies have been combined on a line-by-line basis by adding together the value of like items of assets, liabilities, income and expenses after fully eliminating intra-group balances and intra-group transactions resulting in unrealised profit or loss.

(ii)	The consolidated financial statements have been prepared using uniform accounting policies for like transactions and other events in similar circumstances with certain exceptions mentioned in Note 9 below and are presented to the extent possible, in the same manner as the company’s separate financial statements.

(iii)	The difference between the cost of investments in the subsidiaries over the net assets at the time of acquisition of shares in the subsidiaries is recognised in the financial statements as Goodwill, which is not being amortised, or Capital Reserve as the case may be.

(iv)	Minority Interest’s share of net profit of Consolidated financial statements for the year is identified and adjusted against the income of the group in order to arrive at the net income attributable to shareholders of the company.

(v)	Minority Interest’s share of net assets of consolidated subsidiaries is identified and presented in the consolidated balance sheet separate from liabilities and the equity of the company’s shareholders.

(vi)	In case of associate where the company directly or indirectly through subsidiaries holds more than 20% of equity Investments in associate are accounted for using equity method in accordance with Accounting Standard (AS) 23 — ‘Accounting for Investments in associates in Consolidated Financial Statements’.

(vii)	The Company accounts for its share in the change in the net assets of the associate, post acquisition, after eliminating unrealised profits and losses resulting from transaction between the company and its associate to the extent of its share, through its profit and loss account to the extent such change is attributable to the associates’ profit and loss account and through its reserves for the balance, based on available information.

(viii)	The difference between the cost of investment in the associate and the share of net assets at the time of acquisition of shares in the associate is identified in the financial statements as Goodwill or Capital Reserve as the case may be.
(II)	Financial Statements of Foreign Subsidiaries — Monte Cello BV, Thalanga Copper Mines Pty Limited, Copper Mines of Tasmania Pty Limited, Fujairah Gold FZE and Sterlite (USA) Inc have been converted in Indian Rupees at following Exchange Rates:
(i) Revenue and Expenses: At the Average of the year. (ii) Assets and Liabilities: At the end of the year.
The resultant translation exchange difference has been transferred to Foreign Currency Translation Reserve.
(b)	Investments other than in subsidiaries and associates have been accounted as per Accounting Standard 30 on Financial Instruments: Recognition and Measurement issued by The Institute Of Chartered Accountants Of India.

(c)	Other significant accounting Policies:

These are set out in the notes to accounts under significant accounting Policies for financial statements of the respective companies — Sterlite Industries (India) Limited (SIIL), Copper Mines of Tasmania Pty Limited (CMT), Thalanga Copper Mines Pty Limited (TCM), Monte Cello BV, Bharat Aluminium Company Limited (BALCO), Sterlite Paper Limited, Sterlite Opportunities and Ventures Limited (SOVL), Hindustan Zinc Limited (HZL), Sterlite Energy Limited (SEL), Talwandi Sabo Power Limited (TSPL), Fujairah Gold FZE and Sterlite (USA) Inc.

134 Sterlite Industries (India) Limited Annual Report 2008-09
2	Following Subsidiary Companies and Associate company have been considered in the preparation of Consolidated Financial Statements:

Subsidiaries

			%
			Voting Power
	Country of	Basis of	held by
Name of the Company	Incorporation	Subsidiary	the parent

Copper Mines of Tasmania Pty Limited^	Australia	Shareholding	100
Thalanga Copper Mines Pty Limited^	Australia	”	100
Monte Cello BV	Netherland	”	100
Bharat Aluminium Company Limited	India	”	51
Sterlite Paper Limited	India	”	100
Talwandi Sabo Power Limited (w.e.f. 1 September 2008)***	India	”	100
Sterlite Opportunities and Ventures Limited (SOVL)	India	”	100
Sterlite (USA) Inc. (w.e.f. 29 May 2008)	USA	”	100
Hindustan Zinc Limited*	India	”	64.92
Sterlite Energy Limited	India	”	100
Fujairah Gold FZE **	UAE	”	100

Associate
Vedanta Aluminium Limited (VAL)	India	—	29.5

^	100% subsidiary of Monte Cello BV.

*	Subsidiary of SOVL.

**	100% subsidiary of Copper Mines of Tasmania Pty Limited.

***	100% subsidiary of Sterlite Energy Limited.
3	Financial statements of Monte Cello BV have not been audited in accordance with the Statutory size exemption under Article 396, Title 9, Book 2, of the Dutch civil code.

4	The carrying amount of investment is net of capital reserve arising on acquisition of associate Rs. 13.52 crore (Previous year Rs. 13.52 crore).

5	On 6 March 2009 the Company and ASARCO LLC (a fully integrated miners, smelter, refiners of copper in United States) executed, after renegotiation, new settlement and Purchase and Sale Agreement to purchase the operating assets of ASARCO for a consideration of (a) cash payment of US$1.1 billion on closing and (b) a senior secured non interest bearing promissory note of US$600 million, payable over a period of nine years, which was subject to the approval of the creditors constituents of ASARCO and U.S Bankruptcy Court for the Southern District of Texas. The operating assets to be purchased includes the copper mines, associated mills, SX-EW and a copper smelter in the State of Arizona, United States and a copper refinery, rod plant, cake plant and precious metals plant in the State of Texas, United States.
6	(a)	Lanjigarh Scheduled Area Development Foundation was incorporated on 23 January 2009 under section 25 of the Companies Act, 1956 as wholly owned company with paid up capital of Rs. 0.05 crore with main object to engage in activities for welfare and development of the people of the district of Kalhandi and Rayagada in the state of Orissa belonging to poor and weaker section. Subsequently, 25,500 equity shares have been transferred to government of Orissa and Orissa Mining Corporation Limited. Losses arising out of such transfer amounting to Rs. 0.02 crore have been accounted under profit on sale of current investment (net) in Schedule 14. Balance amounting to Rs. 0.03 crore has been shown under Advances recoverable in cash or in kind or for value to be received in Schedule 11.

	(b)	On 8 August 2008, the Supreme Court of India granted VAL clearance for its forest diversion proposal for the conversion of 660,749 hactare of forest land from forestry use to mining use, allowing us to source bauxite which has been mined on the Niyamgiri Hills in Lanjigarh. Pursuant to the Supreme Court order, we were required to pay the higher of 5% of annual profits before tax and interest from the Lanjigarh project and Rs. 10 crore per annum (commencing April 2007) as a contribution for scheduled area development, as well as Rs. 12.20 crore towards tribal development and Rs. 105.45 crore plus expenses towards a wildlife management plan for conservation and the management of wildlife around the Lanjigarh bauxite mine, by Vedanta Aluminium Limited, an associate Company. As of 31 March 2009, an amount of Rs. 141.18 crore has been remitted to Compensatory Afforestation Fund in compliance with the Supreme Court order Vedanta Aluminium Limited, an associate Company.

135 Sterlite Industries (India) Limited Annual Report 2008-09
7	Advance recoverable in cash or in kind includes Rs. 0.06 crore (Previous year NIL) due from Sterlite Shipping Ventures Private Limited in which directors are interested.
8	Loan of Rs. 56.96 crore (Previous year Rs. 360.67 crore) payable to Monte Cello Corporation NV, Netherlands. This loan was assigned by Citibank to Monte Cello Corporation upon acquisition of CMT.
9	(i)	In respect of following items Accounting Policies followed by the subsidiary companies are different than that of the company:

				Proportion
Item	Particulars		(Rs. in crore)	to the Item

(a) Depreciation	BALCO has charged depreciation on certain assets at following rates as against Schedule XIV rates of The Companies Act 1956, followed by the Company:
	(i) Medical/Office Equipment, Air Conditioners, Furniture and Electrical Appliances.	20%	1.27	0.19%
	(ii) Personal Computer and Electronic Equipment.	33.33%	0.96	0.14%
	(iii) Leasehold land including land development expenses.	Over 20 Years	0.33	0.05%
	(iv) Red Mud Pond and Ash Dyke.	Over technically
		estimated life	0.25	0.04%
	HZL has charged depreciation on certain assets at following rates as against Schedule XIV rates of The Companies Act 1956, followed by the company:
	Individual items of Plant & Machinery and vehicles costing upto Rs. 25,000/-	100%	0.16	0.02%
	TSPL has charged depreciation on certain assets at following rates as against Schedule XIV rates of The Companies Act 1956, followed by the Company:
	Temporary building	20%	0.03	0.00%

(b) Fixed Assets	For the purpose of depreciation, in case of HZL additions/disposals are reckoned on the first day and last day of quarter respectively.	Additions	696.60	77.80%
		Disposals	22.89	31.56%

(c) Inventory	BALCO and HZL has determined Cost of Inventory as per Weighted average method as against FIFO method being followed by the company.		586.16	29.79%

(ii)	The financial statements of MCBV, CMT, TCM& Fujairah Gold FZE are general purpose financial reports which have been prepared in accordance with generally accepted accounting principles and complies with other requirements of the law of the country in which the companies are incorporated. The Financial statements of those foreign subsidiaries reflect total income of Rs. 880.33 crore (Previous year Rs. 881.30 crore) and total expenditure of Rs. 566.65 crore (Previous year Rs. 606.39 crore) for the year ended 31 March2009 and total assets of Rs. 1,338.64 crore (Previous year Rs. 1,290.91 crore) and total Liabilities of Rs. 424.15 crore (Previous year Rs. 664.82 crore) as on 31 March 2009. The proportion of income, expenditure, assets and liabilities are 3.78%, 3.08%, 2.97%, 2.19% (Previous year 3.35%, 3.05%, 3.28% and 3.89%) respectively to the Consolidated financial Statements.
10	(a)	Pursuant to BIFR granting approval to the draft rehabilitation scheme of India Foils Limited (IFL) and in terms of the said scheme, Net loans & guarantees aggregating to Rs. 154.88 crore devolved on the Company during the year, against which the Company was allotted Preference shares by IFL amounting to Rs. 152.03 crore. The Company has sold the preference shares at a loss of Rs. 152.03 crore. Consequently, post take over of loan, the company has written back provision for corporate guarantees created in earlier years to the tune of Rs. 128.34 crore.
(b)	During the earlier year, the Company had impaired assets represented by investment in one of its subsidiary and charged against the General Reserve. During the year, based on the current indications, the Company has recalculated the recoverable amount of the assets and accordingly written back Rs. 79 crore. The General Reserve withdrawn in earlier year has also been restored by transfer of an equivalent additional amount.

Amount referred to in (a) & (b) above have been shown under the head ‘Exceptional items’ in Profit and Loss Account.

136 Sterlite Industries (India) Limited Annual Report 2008-09
11	Break-up of deferred tax liability arising out of timing difference are:

		As at		As at
		31 March		31 March
		2009		2008
		(Rs. in crore)		(Rs. in crore)

Liabilities
Related to Fixed Assets		1,335.91		1,296.19
Reinstatement of financial assets/liabilities		50.74		76.77
Others		80.28		32.75
Assets
Provision for doubtful advances	4.42		8.86
Payment for VRS	1.32		3.24
Others	53.62		39.96

Total		(59.36)		(52.06)

Deferred tax liability (net)		1,407.57		1,353.65

12 Capital Work-in-Progress includes:

	As at	As at
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

a. Advances for Capital expenditure	1,439.72	2,023.44
b. Pre-operative expenditure (net)
Opening Balance	17.96	8.46
Add: Pre-operative expenditure:
(i) on account of acquisition of subsidiary	14.76	—
(ii) Power fuel & water	0.10	—
(iii) Stores & spares	0.02	—
(iv) Building Repairs	0.07	—
(v) Machinery Repairs	0.02	—
(vi) Personnel Expenses	12.71	13.76
(vii) General Expenses	14.10	17.84
(viii) Interest others	287.19	13.56
(ix) Depreciation expenses	0.26	0.12

Total Expenditure	347.19	53.74

(x) Dividend on current investments	5.33	3.82
(xi) Profit on sale of investments (net)	7.56	—
(xii) Interest Others	10.28	—

Total Income	23.17	3.82

Less: charged to Profit & Loss Account	—	0.38

	324.02	49.54
Less: Capitalised during the year	—	31.58

	324.02	17.96

13	In accordance with the Accounting Standards (AS-28) on ‘Impairment of Assets’, during the year the company has carried out a review to identify whether the recoverable value of any fixed assets is lower than its book value. Accordingly an additonal provision for impairment on Plant & Machinery amounting to Rs. 20.58 crore has been charged off to Profit & Loss Account.

137 Sterlite Industries (India) Limited Annual Report 2008-09
14	Excise duty:

	As at	As at
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

(a) Excise duty shown as a reduction from turnover	1,629.49	2,166.89
(b) Excise duty charged to profit and loss account
— difference between closing and opening stock	(10.05)	(22.44)
— Excise duty not billed to customers	18.08	—
— shortages, etc.	0.41	3.47

Total	8.44	(18.97)

15	Payment to Auditors comprise of:

	As at	As at
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

(a) Statutory Auditors:
Audit fees	1.68	1.55
Tax Audit fees	0.89	1.02
Others	3.13	0.96
Out of pocket expenses	0.13	0.24

	5.83	3.77

(b) Cost Auditors:
Cost Audit fees	0.01	0.01

	0.01	0.01

16	Managerial Remuneration:

	As at	As at
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

A. Remuneration to Executive Directors of the Company*
(i) Salary & perquisites	12.41	12.08
(ii) Contribution to Provident & other funds	1.03	0.91
(iii) Other Benefits	1.66	1.85

	15.10	14.84

B. Commission to Non-Executive Directors as determined by the Board	0.38	0.38

*	The above remuneration excludes provision for gratuity & leave encashment. Includes Rs. 0.33 crore subject to approval of shareholder’s.
17	In accordance with the Hon’ble Supreme Court’s directives, BALCO had made an advance payment of Rs. 6.14 crore to the workmen during the period of strike from 2 March 2001 to 8 May 2001. The Hon’ble Supreme Court has not issued any further direction in this matter.

18	BALCO is yet to execute an agreement for the purchase of 171.44 acres of Korba Super Thermal Power Station land for captive power plant and 34.74 acres land for captive power plant staff quarters. This land was transferred at the time of takeover of captive power plant from National Thermal Power Corporation of India. Transfer of title deeds is also pending in respect of certain land.

19	BALCO has recognised claims recoverable from Madhya Pradesh Electricity Board (MPEB)/Chhatisgarh State Electricity Board (CSEB) amounting to Rs. 10.08 crore (Previous year Rs. 10.08 crore), which are disputed by them. The company is also disputing the claim for Electricity duty/surcharge made by MPEB/CSEB amounting to Rs. 15.05 crore (Previous year Rs. 14.51 crore). The net amount recoverable/payable can only be ascertained on settlement of the disputes.

138 Sterlite Industries (India) Limited Annual Report 2008-09
20	BALCO has a receivable of Rs. 16 crore in respect of the balance claim for material damage preferred and recognised, in 2006-07. Of the aggregate recognised claim of Rs. 36 crore, the company received adhoc payments of Rs. 12 crore in March 2007 and Rs. 8 crore in March 2008. No amount have been received thereafter. In March 2009, the company has served a legal notice on the Insurance company to settle the balance of claim of the company. The company has been legally advised that it has a good arguable case for getting its claim settled even from a judicial forum. Accordingly, the company is confident that no loss will arise on this account.

21	During the previous year BALCO in terms of a Memorandum of Understanding signed with the Government of Chhatisgarh, commenced its 1200 MW power projects. Arising from the Balco’s growing needs of power, consequent to its planned expansions, the Board of BALCO determined that this power project related assets Rs. 1,285.99 crore (Previous year Rs. 310.64 crore) will be used for generating power to be used captively.

22	Sterlite Energy Limited (SEL) has paid monies to Orissa Industrial Mining Corporation (OIDCO) towards allotment of land, disclosed as Capital work in progress. Further, SEL has entered into mutual understanding with VAL for the said land, wherein on allotment, the land shall be allocated between the both the parties on an agreed basis.

23	Rs. 1.10 crore (previous year Rs. 0.72 crore) not credited to Investor Education and Protection fund due to pending legal cases.

24	In HZL, intangible assets represents Rs. 98.41 crore (Previous year Rs. 98.41 crore) being long term investment in equity shares of Andhra Pradesh Gas Power Corporation Limited, Hyderabad, which entitles the company to draw power in Andhra Pradesh for its Vishakapatnam unit. This has been amortised as a fixed asset. Amortisation for the year is Rs. 4.67 crore (Previous year Rs. 4.67 crore), cumulative Rs. 37.71 crore (Previous year Rs. 33.04 crore).

25	In terms of Scheme of Arrangement (Scheme) as approved by the Hon’ble High Court of Judicature at Mumbai, vide its order dated 19 April 2002 the company during 2002-2003 reduced its paid up share capital by Rs. 10.03 crore. There are 192,040 equity shares of Rs. 2 each pending clearance from NSDL/CDSL. A Special Leave Petition filed in the Hon’ble Supreme Court of India against the judgement of Hon’ble High Court of Mumbai by SEBI and Department of Company Affairs has been inter-alia dismissed. The Company has filed application in Hon’ble High Court of Mumbai to cancel these shares, the decision on which is pending.

26	The Debentures referred to in Schedule 4 of Balance Sheet at A are due for redemption as follows:
a)	7.87% debentures on 10 April 2010 of Rs. 40 crore ; 8% debentures on 10 April 2013 of Rs. 60 crore

b)	12.25% Rated Taxable Secured redeemable Non-Convertible debentures of Rs. 499.63 crore redeemable at par in three equal annual Instalments on 17 November 2013, 17 November 2014, 17 November 2015.
27	Parent company (Vedanta Resources plc) of the Company offers equity-based award plans to its employees, officers and directors based on the performance conditions as set out in the scheme, duly approved by the board of directors of the Company on 24 December 2003 and by the shareholders of the company on 20 January 2004. The performance condition attached to outstanding awards under the LTIP is that of Vedanta’s performance, measured in terms of Total Shareholder Return (‘TSR’) compared over a three year period or such period as the Board may determine with the performance of the companies as defined in the scheme from the date of grant. The exercise price of the awards is 10 US cents per share. The Company had issued awards of its parent Company Vedanta Resources Plc in November 2007 where Vedanta’s TSR will be compared over three year period in terms of the scheme.

The parent company Vedanta on the basis of fair value of options granted to the Company employees charged a sum of Rs. 51.56 crore (previous year Rs. 27.47 crore) (including subsidiaries) being the cost which is charged to the Profit & Loss Account under the head Personnel Expenses.

28	The Company has recognised an amount of Rs. 57.80 crore as claims receivable on account of insurance claim due to the cooling tower failure, based on the confirmation from the insurers on a provisional estimate basis.

139 Sterlite Industries (India) Limited Annual Report 2008-09
29	The company had received show cause notice under FERA and FEMA for transactions amounting to Rs. 500.65 crore for non submission of documents. The company has submitted all documents for Rs. 496.65 crore and alternate documents is being submitted for the balance amount. The company envisages no liability to arise on this account.

30	BALCO & Sterlite Energy Limited (SEL) has export obligations of Rs. 1,482.85 crore (Previous year Rs. 1,467.02 crore) & Rs. 4,565.76 crore (previous year Rs. 1,756.26 crore) respectively against the import licenses taken for import of capital goods under Export Promotion Capital Goods Scheme & Advance License.

31	Prior to cessation of mining activities, Thalanga Copper Mines Pty Limited has entered into various joint venture operations for the purposes of mining and processing of copper concentrate and exploration for copper and other base metals. The company’s participating interest in these joint ventures and entitlement to output is detailed below. The joint ventures reporting date is 30 June.

		Ownership Interest
Name of Venture	Principal activity	Current year	Previous year

Highway	Mining	70.00%	70.00%
Reward	Mining	68.85%	68.85%
Mount Windsor Joint Venture	Exploration	70.00%	70.00%
Reward Deeps & Conviction	Mining	70.00%	70.00%

				Reward	(Rs. in crore)
				Deeps &
Current year	Highway	Reward	Exploration	conviction	Total

Current assets
Cash	1.64	0.18	—	—	1.82
Other	—	—	—	—	—

Total Current Assets	1.64	0.18	—	—	1.82

Fixed Assets
Freehold land	—	1.74	—	—	1.74

Total non-current assets	—	1.74	—	—	1.74

Share of Assets employed in Joint Venture	1.64	1.92	—	—	3.56

				Reward	(Rs. in crore)
				Deeps &
Previous year	Highway	Reward	Exploration	conviction	Total

Current assets
Cash	1.62	0.18	—	—	1.80

Total Current Assets	1.62	0.18	—	—	1.80

Fixed Assets
Freehold land	—	1.83	—	—	1.83

Total Fixed Assets	—	1.83	—	—	1.83

Share of Assets employed in Joint Venture	1.62	2.01	—	—	3.63

140 Sterlite Industries (India) Limited Annual Report 2008-09
32	HZL has entered into Joint Venture with ‘Madanpur South Coal Company Limited’ where it holds 18.05% (Previous year 21.8%) of ownership interest and has access upto 31.50 million tonnes of coal. During the year, an additional joint venturer was inducted at 17.19 % ownership interest at a matching contribution to equity and reserves resulting in the HZL’s interest reducing proportionately from 21.8% to 18.05%. The details of interest in Joint Venture are as follows:

Name of the company:	Madanpur South Coal Company Limited
Country of incorporation:	India
Principal activities:	Mining of coal
Ownership interest:	18.05% (Previous year 21.8%)
Original cost of investment:	Rs. 0.01 crore (initial investment)

Aggregate amounts related to the interest of the company in joint venture:

	(Rs. in crore)
	31 March	31 March
Summarised balance sheet as at	2009	2008

Assets
Fixed Assets	1.09	0.96
Current Assets	0.54	0.59
Profit and loss Account	0.19	0.12

Total	1.82	1.67

Liabilities
Unsecured Loan	0.01	0.28
Share Capital	1.81	1.39

Total	1.82	1.67

	(Rs. in crore)
Summarised Profit and Loss Account for the Year Ended 31 March	2009	2008

Income	—	—
Expenditure	0.07	0.02

Profit/(Loss)	(0.07)	(0.02)

33	SEL has subscribed to the memorandum of association of M/s Rampia Coal Mines & Energy Pvt. Ltd., a joint venture company incorporated in India under Companies Act, 1956 for the purpose of development of coal block. The company has invested 10,434,864 equity shares of Re 1 each amounting to Rs. 10,434,864 representing 17.791% of total equity share. As on 31 March 2009, 5,217,432 equity shares are pending for allotment.

Following are the information pertaining to the Company’s interest in the above jointly controlled entity.

	(Rs. in crore)
Particulars	Current year	Previous year

Assets	1.04	0.52
Equity contribution	1.04	0.52

141 Sterlite Industries (India) Limited Annual Report 2008-09
34	(a)	During the year 2004-05,the company issued 35,860,049 equity shares of Rs. 5 each at a premium of Rs. 545 aggregating to Rs. 1,972.30 crore on Rights basis to existing share holders. In terms of Clause no. 6.5.7.1 of SEBI (Disclosure and Investor Protection) Guidelines, 2000 (as amended) proceeds of Rights Issue has been utilised as under:

		Actual utilisation (Rs. in crore)
Utilisation	Planned	Till 31.03.2009	Till 31.03.2008

Investment in BALCO	900.00	—	300.00
Reduction in Term loans	520.00	520.00	520.00
Reduction in Current liabilities	551.00	551.00	551.00
Rights Issue expenses	1.30	1.19	1.19

Total	1,972.30	1072.19	1,372.19

Balance amount of Rs. 900.11 crore (Previous year Rs. 600.11 crore) is lying in debt mutual funds as at Balance sheet date and been grouped in Investments

(b)	During the year ended 31 March 2008, the Company had issued 150,000,000 American Depository Shares (ADS) at US$13.44 per share, representing 150,000,000 underlying equity shares of Rs. 2 each. The net proceeds amounting to Rs. 8,050.93 crore to be used for general corporate purposes, including capital expenditures and working capital, reduction of debt and for possible acquisitions of complementary businesses and consolidation of the ownership of subsidiaries, as mentioned in ADS offering document. Till 31 March 2009, the company has utilised Rs. 4,576 crore towards the above said purposes. Pending utilisation for the stated purpose, the balance ADS proceeds have been invested temporarily in debt mutual funds in India.
35	(a	Arising from the Announcement of the Institute of Chartered Accountants of India (ICAI) on 29 March 2008, With effect from financial year ended 31 March 2008, the Company has chosen to early adopt ‘Accounting Standard — 30’, “Financial Instruments: Recognition and Measurement” in its entirety read with limited revisions in various other Accounting Standard as published by ICAI. Accordingly all the financial assets and financial liabilities & derivatives have been remeasured at their respective fair values as against cost or market value whichever is lower. Coterminous with this, in the spirit of complete adoption, the Company has also implemented the consequential limited revisions in view of AS — 30 as have been announced by the ICAI. Consequent to this adoption, current investments which under Accounting Standard-13 on “Accounting for Investments” are carried at the lower of cost and fair value, have been accounted for at fair value resulting in investment being valued at Rs. 402.62 crore (Previous year Rs. 638.48 crore) above their cost and the profit before tax being lower by Rs. 271.74 crore (Previous year higher by Rs. 268.22 crore) and Investment revaluation reserve being higher by Rs. 0.82 crore (Previous year Rs. 8.72 crore).
(b)	Besides above, SEL has also chosen to early adopt ‘Accounting Standard — 30’, “Financial Instruments: Recognition and Measurement” in its entirety read with limited revisions in various other Accounting Standard as published by ICAI. Accordingly all the financial assets and financial liabilities & derivatives have been remeasured at their respective fair values as against cost or market value whichever is lower. Coterminous with this, in the spirit of complete adoption, SEL has also implemented the consequential limited revisions in view of AS — 30 as have been announced by the ICAI. Consequently, Mark to market and roll forward charges on cash flow hedges aggregating Rs. 199.41 crore has been recognised in hedging reserve.

142 Sterlite Industries (India) Limited Annual Report 2008-09
36	The Central Government, vide notification no. GSR 225 (E) dated 31 March 2009, has amended the Accounting Standard AS 11 ‘The effects of Changes in Foreign Exchange Rates’, notified under the Companies (Accounting Standard) Rules, 2006. The Company opted to follow the referred changes in respect of all long term foreign currency items which are not covered by Accounting Standard (AS 30) on ‘Financial instruments; Recognition and Measurement’. Consequently, the Profit for the year ended 31 March 2009, Fixed Assets (Capital Work-in-Progress) and Reserves are higher by Rs. 159.63 crore each.
37	Disclosure on Financial and Derivatives Instruments

Derivative contracts entered into and outstanding as at Balance sheet date.
(a)	(i)	To hedge currency related risks, the company has entered into forex forward covers. The nominal amounts of such derivative contracts outstanding as at Balance sheet date are Rs. 3,800.95 crore (Previous year Rs. 2937.29 crore)

	(ii)	For hedging commodity related risks: Category wise break up is given below.

	As at 31 March 2009		As at 31 March 2008
Particulars	Purchases	Sales	Purchases	Sales

Forwards/Futures
Copper (MT)	25,125	24,000	49,800	52,975
Gold (Oz)	3,590	82,858	—	57,438
Silver (Oz)	106,052	1,299,485	4,953	1,068,434
Zinc (MT)	—	3,775	—	6,625
Lead (MT)	—	—	—	5,200

(b)	All derivative and Financial instruments acquired are for hedging purposes only.

(c)	Unhedged foreign currency exposure is as under:

	Rs. in crore
	As at
	31 March	31 March
	2009	2008

Payable	5,663.39	4,511,30
Receivable	758.68	358.34

143 Sterlite Industries (India) Limited Annual Report 2008-09
38	Segment Information as per Accounting Standard 17 on Segment Reporting for the year ended 31 March 2009
I)	Information about Primary Business Segments.

	Business Segments												(Rs. in crore)
	Copper		Aluminium		Zinc& Lead		Others		Unallocated		Eliminations		Total
	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous
Particulars	year	year	year	year	year	year	year	year	year	year	year	year	year	year

Revenue
External Sales	11,038.40	12,966.14	4,373.56	4,687.75	6,064.17	8,704.67	1,297.58	513.69	—	—	—	—	22,773.71	26,872.25
Intra Segment Sales	280.41	162.10	16.58	9.94	—	—	—	—	—	—	(296.99)	(172.04)	—	—
Gross Turnover	11,318.81	13,128.24	4,390.14	4,697.69	6,064.17	8,704.67	1,297.58	513.69	—	—	(296.99)	(172.04)	22,773.71	26,872.25
Less: Excise Duty recovered on Sales	702.49	764.61	456.54	528.14	461.20	859.14	9.26	15.00	—	—	—	—	1,629.49	2,166.89
Total Revenue	10,616.32	12,363.63	3,933.60	4,169.55	5,602.97	7,845.53	1,288.32	498.69	—	—	(296.99)	(172.04)	21,144.22	24,705.36
Results
Segment Result	1,129.66	1,021.68	685.66	1,179.34	2,567.02	5,390.77	268.16	65.22	—	—	—	—	4,650.50	7,657.01
Unallocated Corporate Expenses	—	—	—	—	—	—	—	—	49.42	27.45	—	—	49.42	27.45
Operating Profit/(loss)	1,129.66	1,021.68	685.66	1,179.34	2,567.02	5,390.77	268.16	65.22	(49.42)	(27.45)	—	—	4,601.08	7,629.56
Less: Interest Expenses	—	—	—	—	—	—	—	—	397.28	318.62	—	—	397.28	318.62
Add: Other Income	—	—	—	—	—	—	—	—	1,556.64	1,209.73	—	—	1,556.64	1,209.73
Less: Income Tax (including Deferred Tax)	—	—	—	—	—	—	—	—	855.03	2,102.70	—	—	855.03	2,102.70
Less: Exceptional items	—	—	—	—	—	—	—	—	(55.31)	52.79	—	—	(55.31)	52.79
Net Profit/(Loss)	1,129.66	1,021.68	685.66	1,179.34	2,567.02	5,390.77	268.16	65.22	310.22	(1,291.83)	—	—	4,960.72	6,365.18
Other Information	—	—
Segment Assets	4,740.23	5,860.59	5,703.20	5,541.17	6,089.21	6,833.53	5,450.38	2,578.72	—	—	—	—	21,983.02	20,814.01
Un Allocated Corporate Assets	—	—	—	—	—	—	—	—	23,069.55	18,580.20	—	—	23,069.55	18,580.20
Total Assets	4,740.23	5,860.59	5,703.20	5,541.17	6,089.21	6,833.53	5,450.38	2,578.72	23,069.55	18,580.20	—	—	45,052,57	39,394.21
Segment Liabilities	1,047.63	1,077.03	972.31	633.77	881.03	2,308.86	440.93	257.16	—	—	—	—	3,341.90	4,276.82
Un Allocated Corporate Liabilities	—	—	—	—	—	—	—	—	9,284.29	7,191.45	—	—	9,284.29	7,191.45
Total Liabilities	1,047.63	1,077.03	972.31	633.77	881.03	2,308.86	440.93	257.16	9,284.29	7,191.45	—	—	12,626.19	11,468.27
Capital Expenditure	123.02	123.61	1,058.83	390.82	1,317.97	1,230.13	2,878.49	1,251.03	6.18	1.48	—	—	5,384.49	2,997.07
Depreciation & Amortisation	189.15	149.00	208.87	208.35	224.69	179.50	76.33	56.65	1.62	1.55	—	—	700.67	595.04
Non-cash Expenditure	—	—	0.72	0.23	—	—	—	—	—	52.79	—	—	0.72	53.02

(a)	Segments have been identified and reported taking into account, the different risks and returns, the organization structure and the internal reporting systems. The main business segment are, (i) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod and slime, (ii) Aluminium which consist of mining of bauxite and various aluminium products and (iii) Zinc which consists of mining of ore and manufacturing of zinc ingots and lead ingots (iv) Other business segment comprise of Phosphoric Acid, Paper and Power excluding captive power.

(b)	Segment Revenue, Results, Assets and Liabilities include the respective amounts identifiable to each of the segments and amount allocated on a reasonable basis. Unallocated expenditure consist of common expenditure incurred for all the segments and expenses incurred at corporate level. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

144 Sterlite Industries (India) Limited Annual Report 2008-09
II)	Information about secondary segment

	Current year	Previous year
Geographical Segment	Rs. in crore	Rs. in crore

Revenue by geographical segment
India	15,495.60	16,467.58
Outside India	7,278.11	10,404.67

Total	22,773.71	26,872.25

Carrying Amount of Segment Assets
India	43,794.76	37,988.76
Outside India	1,257.80	1,405.45

Total	45,052.56	39,394.21

Capital Expenditure
India	5,357.61	2,960.51
Outside India	26.89	36.56

Total	5,384.50	2,997.07

Carrying Amount of Segment Liabilities
India	12,568.46	11,416.07
Outside India	57.73	52.20

Total	12,626.19	11,468.27

39	The disclosures as required by AS 15 on ‘Employee Benefits’ are as follows:
(a)	Defined Contribution Plan:

			(Rs. in crore)
Particulars	2008-09	2007-08	2006-07

Employer’s Contribution to Provident Fund	28.64	27.67	24.12
Employer’s Contribution to Superannuation Fund	1.87	1.84	1.59

145 Sterlite Industries (India) Limited Annual Report 2008-09
(b)	Defined Benefit Plan:
The disclosure as required under AS 15 regarding the Company’s gratuity plan (funded) is as follows:
The company, BALCO, HZL have constituted a trust recognised by Income Tax authorities for gratuity to employees, contributions to the trust are funded with Life Insurance Corporation of India. In accordance with revised Accounting Standard-15 ‘Employee Benefits’, the company has provided the liability on actuarial basis. As per the actuarial certificate (on which the auditors have relied), the details of the employees; benefits plan — gratuity are:

			(Rs. in crore)
Particulars	2008-09	2007-08	2006-07

Actuarial assumptions
Salary growth	3.00% — 5.00%	3.00% — 5.00%	3.00% — 5.00%
Discount rate	7.50%	7.50% — 8.00%	7.50% — 8.00%
Expected return on Plan Assets	7.50% — 9.45%	7.50% — 9.10%	8.00% — 8.40%
Mortality Table (LIC)	1994-96 (duly modified)	1994-96 (duly modified)	1994-96 (duly modified)

Amount recognised in the income statement
Current service cost	8.14	7.50	6.48
Interest cost	11.14	10.36	8.90
Expected return on plan assets	(7.98)	(6.89)	(5.61)
Net actuarial (gains)/losses recognised in the period	5.57	(0.49)	6.90

Total	16.87	10.48	16.67

Movement in present value of defined benefit obligation
Obligation at the beginning of the year	148.28	135.87	119.40
Current service cost	8.15	7.51	6.49
Interest cost	11.13	10.35	8.90
Actuarial loss on obligation	5.78	(1.15)	6.62
Benefits paid	(8.41)	(4.30)	(5.54)

Obligation at the end of the year	164.93	148.28	135.87

Movement in present value of plan assets
Fair value at the beginning of the year	86.93	77.88	71.59
Expected returns on plan assets	7.98	6.89	5.21
Employees’ contribution	—	—	—
Contribution	11.43	7.12	6.02
Actuarial gains and losses	0.21	(0.66)	0.12
Benefits paid	(8.41)	(4.30)	(5.06)

Fair value at the end of the year	98.14	86.93	77.88

Amount recognised in the balance sheet
Present value of obligations at the end of the year	164.93	148.28	135.87
Less: Fair value of plan assets at the end of the year	(98.14)	(86.95)	(77.88)

Net liability recognised in the balance sheet	66.79	61.33	57.99

146 Sterlite Industries (India) Limited Annual Report 2008-09
(c)	Post Employment Medical Benefits

			(Rs. in crore)
Particulars	2008-09	2007-08	2006-07

Amount recognised in the balance sheet
Present value of obligations at the end of the year	4.29	3.46	2.76
Unfunded status	4.29	3.46	2.76
Net liability recognised in the balance sheet	4.29	3.46	2.76

Note:
In the absence of detailed informations regarding Plan assets which is funded with Life Insurance Corporation of India, the composition of each major category of plan assets, the percentage or amount for each category to the fair value of plan assets has not been disclosed. The details of experience adjustments arising on account of plan assets and liabilities as required by paragraph 120(n)(ii) of AS 15 (Revised) on “Employee Benefits” are not readily available in the valuation report and hence, are not furnished.
The estimate of rate of escalation in salary considered in actuarial valuation, takes into account inflation, seniority, promotion and other relevant factors including supply and demand in the employment market. The above is certified by the actuary.
40	Related Party disclosures

List of related parties and relationships
i)	Entities Controlling the Company (Holding Companies) Twinstar Holding Limited Vedanta Resources Holdings Limited Vedanta Resources Plc. Volcan Investments Limited Twinstar Infrastructure Limited
ii)	Associates India Foils Limited (Till 19 November 2008) Vedanta Aluminium Limited Henry Davis York
iii)	Fellow Subsidiary The Madras Aluminium Company Limited Konkola Copper Mines Plc Sesa Goa Limited Sesa Industries Limited Ararahat Gold Recovery Company LLC (Till 27th September 2007) Monte Cello NV
iv)	Key Managerial Personnel
Mr Anil Agarwal
Mr Navin Agarwal
Mr Tarun Jain
Mr K K Kaura (Till 30 September 2008 )
Mr M S Mehta
Mr D D Jalan
Mr Pramod Suri
Mr C V Krishnan
Mr Gunjan Gupta (w.e.f 16 October 2008)
Mr Akhilesh Joshi (w.e.f. 21 October 2008)
Mr Agnivesh Agarwal
Mr M Siddiqi
Mr Scot Clyde
Mr Ajay Jajoo
v)	Relatives of Key management Personnel
Mr Dwarka Prasad Agarwal Relative of Mr Anil Agarwal and Mr Navin Agarwal
Ms Vedvati Agarwal Relative of Mr Anil Agarwal and Mr Navin Agarwal
Ms Suman Didwania Relative of Mr Anil Agarwal and Mr Navin Agarwal
vi)	Others Sterlite Foundation Anil Agarwal Foundation Trust Agarwal Galvanising Pvt. Limited Madanpur South Coal Company Limited Rampia Coal Mines & Energy Pvt. Limited

147 Sterlite Industries (India) Limited Annual Report 2008-09
vii)	Transaction During the year with related parties

									Relatives of
							Key		Key
	Holding						Managerial		Management				(Rs. in crore)
	Companies		Fellow Subsidiary		Associates		Personnel		Personnel		Others		Total
	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous
	year	year	year	year	year	year	year	year	year	year	year	year	year	year

1a Current Assets, Loans and Advances:
Balance as at 31 March 2009	—	—	0.43	—	1.60	126.49	—	—	—	—	—	—	2.03	126.49
b Advances Recoverable in Cash or in Kind Given/(received) during the year	0.11	6.07	559.15	6.93	531.65	396.45	—	—	—	—	0.52	—	1,091.43	409.45
Balance as at 31 March 2009	0.11	9.18	27.22	13.40	921.73	397.58	—	—	—	—	0.52	0.05	949.58	420.21
c Loan Balance as at 31 March 2009	—	—	536.42	—	—	—	—	—	—	—	—	—	536.42	—
2a) Investments made during the year	—	—	—	—	837.03	1,600.00	—	—	—	—	—	—	837.03	1,600.00
b) Investments as at 31 March 2009	—	—	—	—	2,582.20	1,897.20	—	—	—	—	0.66	0.85	2,582.86	1,898.05
3 Current Liabilities
Balance as at 31 March 2009	168.53	103.09	56.96	360.67	0.43	—	—	—	—	—	—	—	225.92	463.76
4 Purchase/(Sales) of Fixed Assets	—	—	—	—	8.08	—	—	—	—	—	—	—	8.08	—
5 Income
a Sales	—	—	0.25	0.74	216.22	220.77	—	—	—	—	—	—	216.47	221.51
b Rent	—	—	—	—	1.16	—	—	—	—	—	—	—	1.16	—
c Guarantee Commission & Interest	—	—	—	—	52.75	3.95	—	—	—	—	—	—	52.75	3.95
6 Expenditure
a Long Term Incentive Plan expenses/ (Recovery)	81.14	41.13	(20.57)	(9.08)	(9.01)	(4.58)	—	—	—	—	—	—	51.56	27.47
b Purchased during the year	—	—	16.89	0.03	435.44	262.60	—	—	—	—	—	—	452.34	262.63
c Remuneration/Sitting Fees	—	—	—	—	—	—	26.28	25.47	0.03	0.01	—	—	26.31	25.48
d Allocation of Corporate Expenses	—	—	(1.38)	(0.74)	(1.50)	(0.37)	—	—	—	—	—	—	(2.88)	(1.11)
e Management Consultancy Services	22.96	20.12	—	—	—	—	—	—	—	—	—	—	22.96	20.12
f Power Charges	—	—	5.35	1.77	—	—	—	—	—	—	—	—	5.35	1.77
g Legal Advice Fee	—	—	—	—	3.37	1.21	—	—	—	—	—	—	3.37	1.21
h Recovery of deputed employees remuneration	—	—	(3.55)	(3.24)	(20.29)	(17.45)	—	—	—	—	(1.18)	(0.62)	(25.02)	(21.31)
i Recovery of other expenses	—	—	(0.70)	(1.47)	(0.12)	(4.79)	—	—	—	—	—	—	(0.82)	(6.26)
j Donation	—	—	—	—	—	—	—	—	—	—	—	0.52	—	0.52
k Interest paid	—	—	65.33	—	—	0.79	—	—	—	—	—	—	65.33	0.79
l Guarantee Commission	0.96	—	—	—	—	—	—	—	—	—	—	—	0.96	—
7 Dividend paid	161.49	0.02	10.24	—	—	—	—	—	—	—	—	—	171.73	0.02
8 Guarantees given	—	—	—	—	3,583.78	2,054.83	—	—	—	—	—	—	3,583.78	2054.83

viii)	The company has written back provision made in earlier years towards expected liability on account of guarantees given to Banks and Financial Institutions for the loans taken by IFL amounting to Rs. 128.34 crore (previous year write off of Rs. 52.79 crore).

148 Sterlite Industries (India) Limited Annual Report 2008-09
ix)	Details of major transactions with related parties:
1(a) Debtors

	(Rs. in crore)	(Rs. in crore)
	Current year	Previous year

Balance as at 31 March 2009
(i) India Foils Limited	—	36.89
(ii) Vedanta Aluminium Limited	1.60	89.60
(iii) Konkola Copper Mines Plc	0.43	—

	2.03	126.49

1(b) Advances Recoverable in Cash or in Kind Given/(Received) during the year

	(Rs. in crore)	(Rs. in crore)
	Current year	Previous year

(i) Konkola Copper Mines Plc	557.67	7.35
(ii) Ararahat Gold Recovery Company LLC	—	(0.42)
(iii) Vedanta Resources Plc	—	6.07
(iv) Vedanta Aluminium Limited	531.65	396.45
(v) Twinstar Holding Limited	0.11	—
(vi) Sesagoa Limited	1.48	—
(vii) Rampia Coal Mines & Energy Pvt Limited (Joint Venture) (Represents advance against share application money)	0.52	—

	1,091.43	409.45

Balance as at 31 March 2009
(i) Sesagoa Limited	1.57	0.31
(ii) Vedanta Resources Plc	—	9.18
(iii) Rampia Coal Mines & Energy Pvt Limited (Joint Venture) (Represents advance against share application money)	0.52	—
(iv) Konkola Copper Mines Plc	25.65	13.09
(v) Twinstar Holding Limited	0.11	—
(vi) Anil Agarwal Foundation Trust	—	0.05
(vii) Vedanta Aluminium Limited	921.73	397.58

	949.58	420.21

1(c) Loan Balance as at 31 March 2009

	(Rs. in crore)	(Rs. in crore)
	Current year	Previous year

(i) Konkola Copper Mines Plc	536.42	—

	536.42	—

2(a) Investments made during the year

	(Rs. in crore)	(Rs. in crore)
	Current year	Previous year

(i) Vedanta Aluminium Limited	685.00	1,600.00
(ii) India Foils Limited	152.03	—

	837.03	1,600.00

2(b) Investments as at 31 March 2009

	(Rs. in crore)	(Rs. in crore)
	Current year	Previous year

(i) Madanpur South Coal Company Limited (Joint Venture)	0.14	0.33
(ii) Vedanta Aluminium Limited	2,582.20	1,897.20
(iii) Rampia Coal Mines & Energy Pvt Limited (Joint Venture)	0.52	0.52

	2,582.86	1,898.05

149 Sterlite Industries (India) Limited Annual Report 2008-09
3 Current Liabilities

	(Rs. in crore)	(Rs. in crore)
	Current year	Previous year

(i) Vedanta Resources Plc	168.53	103.09
(ii) Vedanta Aluminium Limited	0.43	—
(iii) Monte Cello NV	56.96	360.67

	225.92	463.76

4 Purchase/(Sales) of Fixed Assets

	(Rs. in crore)	(Rs. in crore)
	Current year	Previous year

(i) Vedanta Aluminium Limited	8.08	—

	8.08	—

5 Income:

	(Rs. in crore)	(Rs. in crore)
	Current year	Previous year

(a) Sales:
(i) The Madras Aluminium Company Limited	0.25	0.74
(ii) India Foils Limited	54.86	141.61
(iii) Vedanta Aluminium Limited	161.36	79.16

	216.47	221.51

(b) Rent Income
(i) Vedanta Aluminium Limited	1.16	—

	1.16	—

(c) Guarantee Commission & interest:
(i) Vedanta Aluminium Limited	52.75	3.95

	52.75	3.95

6 Expenditure:

	(Rs. in crore)	(Rs. in crore)
	Current year	Previous year

(a) Long Term Incentive Plan expenses/(Recovery)
(i) Vedanta Resources Plc	81.14	41.13
(ii) Konkola Copper Mines Plc	(15.67)	(7.61)
(iii) The Madras Aluminium Company Limited	(2.67)	(1.47)
(iv) Vedanta Aluminium Limited	(9.01)	(4.58)
(v) Sesa Goa Limited	(2.23)	—

	51.56	27.47

(b) Purchases:
(i) The Madras Aluminium Company Limited	3.06	0.03
(ii) Sesa Industries Limited	2.93	262.60
(iii) Sesa Goa Limited	0.27	—
(iv) Konkola Copper Mines Plc	10.63	—
(v) Vedanta Aluminium Limited (including material on loan basis net)	435.44	—

	452.33	262.63

150 Sterlite Industries (India) Limited Annual Report 2008-09
6 Expenditure:

	(Rs. in crore)		(Rs. in crore)
	Current year		Previous year

(c) Remuneration/Sitting Fees:
(i) Mr Navin Agarwal	7.01		7.06
(ii) Mr K K Kaura	4.27		4.18
(iii) Mr Tarun Jain	3.51		3.61
(iv) Mr M S Mehta	1.53		1.86
(v) Mr C V Krishnan	2.86		2.85
(vi) Mr Gunjan Gupta	0.75		—
(vii) Mr D D Jalan	1.66		1.62
(viii) Mr D P Agarwal	0.03		0.01
(ix) Mr Pramod Suri	1.69		1.67
(x) Mr Akhilesh Joshi	0.29		—
(xi) Mr Agnivesh Agarwal	0.00	*	—
(xii) Mr M Siddiqi	1.35		1.46
(xiii) Mr Scot Clyde	1.25		1.05
(xiv) Mr Ajay Jajoo	0.11		0.11

	26.31		25.48

*	(Rs. 20,000 Previous year NIL).

(d) Allocation of Corporate Expenses:
(i) The Madras Aluminium Company Limited	(1.38)	(0.74)
(ii) Vedanta Aluminium Limited	(1.50)	(0.37)

	(2.88)	(1.11)

(e) Management Consultancy Services:
(i) Vedanta Resources Plc	22.96	20.12

	22.96	20.12

(f) Power Charges
(i) The Madras Aluminium Company Limited	5.35	1.77

	5.35	1.77

(g) Legal advice
(i) Henry Davis York	3.37	1.21

	3.37	1.21

(h) Recovery of deputed employees remuneration
(i) Madras Aluminium Company Limited	(1.02)	(3.03)
(ii) Vedanta Aluminium Limited	(20.29)	(17.45)
(iii) Anil Agarwal Foundation Trust	(1.18)	(0.62)
(iv) Sesagoa Limited	(2.53)	(0.21)

	(25.02)	(21.31)

(i) Recovery of Other Expenses
(i) The Madras Aluminium Company Limited	(0.21)	(1.31)
(ii) Konkola Copper Mines Plc	(0.31)	(0.16)
(iii) Vedanta Aluminium Limited	(0.12)	(4.79)
(iv) Sesagoa Limited	(0.18)	—

	(0.82)	(6.26)

(j) Donation paid
(i) Sterlite Foundation	—	0.52

	—	0.52

151 Sterlite Industries (India) Limited Annual Report 2008-09

	(Rs. in crore)	(Rs. in crore)
	Current year	Previous year

(k) Interest paid
(i) Monte Cello NV	65.33	—
(ii) Vedanta Aluminium Limited	—	0.79

	65.33	0.79

(l) Guarantee Commission
(i) Vedanta Resources plc.	0.96	—

	0.96	—

7 Dividend paid

	(Rs. in crore)	(Rs. in crore)
	Current year	Previous year

(i) Twinstar Holdings Limited	161.49	—
(ii) The Madras Aluminium Company Limited	10.24	—
(iii) Twinstar Infrastructure Limited	—	0.02

	171.73	0.02

8 Guarantees given

	(Rs. in crore)	(Rs. in crore)
	Current year	Previous year

(i) Vedanta Aluminium Limited	3,583.78	1,873.33
(ii) India Foils Limited	—	181.50

	3,583.78	2,054.83

41 Earning Per Share (EPS)

		Rs. in crore	Rs. in crore
		Current year	Previous year

Net profit after Tax		3,539.99	4,399.37
(As per Consolidated Profit & Loss account)
Less: Dividend on Preference Shares and Tax Thereon		—	(0.02)

Profit attributable to Equity Shareholders for Basic & Diluted Earning per Share		3,539.99	4,399.35

Weighed average No. of equity shares outstanding during the year:
for Basic & Diluted Earning per Share	Nos.	708,494,411	674,887,854
Basic & Diluted EPS	Rs.	49.96	65.19
Nominal Value per Share	Rs.	2/-	2/-

152 Sterlite Industries (India) Limited Annual Report 2008-09
42 Contingent Liabilities

	As at	As at
	31 March	31 March
	2009	2008
	(Rs. in crore)	(Rs. in crore)

(a) Estimated amount of contracts remaining to be executed on Capital Account and not provided for (net of advances)	6,760.63	8,228.39
(b) Disputed liabilities in appeal (No outflow is expected in the near future):
(i) Income Tax	221.18	30.75
(ii) Sales Tax	30.70	35.61
(iii) Excise Duty	98.50	93.35
(iv) Service Tax	15.94	15.73
(v) Custom Duty	6.23	—
(vi) Others	59.90	47.90
(c) Claims against the Company not acknowledged as debts	371.54	289.89
(d) Letters of Credit given in favour of Asarco LLC, USA (This will be adjusted against the consideration to acquire Asarco LLC, USA) (refer note no. 5 of Schedule 22)	509.50	—
(e) Unexpired Letters of Credit	771.11	2,108.63
(These are established in favour of vendors but cargo/material under the aforesaid Letter of Credit are yet to be received as on year end date. Cash outflow expected on the basis of payment terms as mentioned in Letter of Credit).

(f) Bank Guarantees	538.67	472.00
(Bank guarantees are provided under contractual/legal obligation. No cash outflow is expected)
(g) Sales Bill Discounted (No cash outflow is expected)	400.36	331.45
(h) Custom Duty Bond taken for Project Import	185.36	517.27
(i) Claim for compensation (CLZS) Land of HZL	Not Ascertainable	Not Ascertainable
(j) Dividend on 2% Redeemable Cumulative Convertible Preference shares (not provided in absence of profit)	0.02	—
(k) In TSPL, There are around 200 land cases filed by the erstwhile owners of the land for enhancement of compensation. The Mansa District Administration & PSEB, which acquired the land, is defending the case and TSPL has not been made party to these cases. There may be a liability on TSPL in case of award in favour of land owners. TSPL has obtained a legal advice that in case of such an eventuality, TSPL can remand such award and hence has advised not to become party to these cases.

(l) In July 2005, in case of TCM, it was reported that the Highway Road passing beside the mine was showing signs of cracking at some areas. To mitigate further risks to the users the cracks were repaired and a detour was constructed. Monitoring of the movements of the road is ongoing. The Department of Main Roads has submitted the claim and evaluating possible realignment paths and costs. Matter is handled by lawyer of the insurance company. The company is subject to a deductible under insurance policy which has been paid.

(m) In January 2006, SV Partners made a claim against TCM acting as liquidators of Faminco Mining Services Pty Ltd (Faminco) (in liquidation). TCM had previously been a party to a mining agreement with Faminco. SV partners allege that a reduction by Faminco in its balance account was a preferential payment to the Company as a creditor and therefore recoverable. TCM has obtained release from all contractual obligations form Faminco. TCM has responded to SV partners on this issue and refuted SV Partners’ claim that the payment was a preference payment. To date, TCM has not received any further communication from SV Partners with regard to the claim. The contingent liability is of Rs. 1.23 crore (Previous year Rs. 1.28 crore).

(n) The Company has given Corporate Guarantees to Banks/Financial Institutions/Others on behalf of Vedanta Aluminium Limited, CMT, TCM and Sterlite Energy Limited. The outstanding amount is Rs. 6,243.73 crore (Previous year Rs. 2,685.6 crore) at year end.

(o) Estimated cost of variation in copper and precious metals quantity due to adjustments done based on metal contents as per laboratory assessments pending receipt of final invoice amounts to Rs. 12.06 crore (Previous year Rs. 33.59 crore).

(p) The company has agreed to pay any liability upto Rs. 15 crore that may arise in respect of Power Transmission Line Division (since divested) for the period upto 30 June 2006. This liability is enforceable on the company upto 30 June 2011.

153 Sterlite Industries (India) Limited Annual Report 2008-09
43 The figures of previous year have been recasted, rearranged and regrouped wherever considered necessary.
For and on behalf of the Board of Directors

Navin Agarwal Executive Vice Chairman	D D Jalan Whole Time Director & Chief Financial Officer	Narendra Mehra Company Secretary
Place: Mumbai
Dated: 28 April 2009